                                                Agreement Number: 20070319.002.C

                                                                    Exhibit 99.1

          Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.



                    INFORMATION TECHNOLOGY SERVICES AGREEMENT
                        AGREEMENT NUMBER: 20070319.002.C

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

1.    BACKGROUND AND OBJECTIVES...........................................     1

      1.1     Information Technology Services.............................     1

      1.2     Goals and Objectives........................................     1

      1.3     Interpretation..............................................     1

2.    DEFINITIONS AND DOCUMENTS...........................................     2

      2.1     Definitions.................................................     2

      2.2     Other Terms.................................................    14

      2.3     Associated Contract Documents...............................    14

3.    TERM................................................................    15

      3.1     Initial Term................................................    15

      3.2     Extension...................................................    15

4.    SERVICES............................................................    16

      4.1     Overview....................................................    16

      4.2     Transition Services.........................................    17

      4.3     Termination Assistance Services.............................    19

      4.4     Use of Third Parties........................................    25

5.    [**]................................................................    26

      5.1     Supplier Responsibility.....................................    26

      5.2     AT&T Responsibility.........................................    26

      5.3     Financial Responsibility for [**]...........................    26

      5.4     Contingent Arrangements.....................................    27

      5.5     Cooperation.................................................    27

6.    FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED
      WITH THE PROVISION OF SERVICES......................................    27

      6.1     Service Facilities..........................................    27

      6.2     Use of Supplier Facilities..................................    31

      6.3     AT&T Rules/Employee Safety..................................    32

      6.4     Software....................................................    33

      6.5     Reserved....................................................    36

      6.6     Third Party Contracts.......................................    36

      6.7     Assignment of Third-Party Contracts.........................    38

                                        i


                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                                TABLE OF CONTENTS
                                   (continued)

      6.8     License to AT&T-Owned Software and Third-Party Software.....    39

      6.9     License to Supplier-Owned Materials and Third-Party
              Software....................................................    41

      6.10    Notice of Defaults..........................................    42

7.    SERVICE LEVELS......................................................    42

      7.1     General.....................................................    42

      7.2     Service Level [**]..........................................    42

      7.3     Problem Analysis............................................    42

      7.4     Measurement and Monitoring..................................    43

      7.5     [**]........................................................    43

      7.6     Notice of Potential Material Adverse Impact.................    44

8.    PERSONNEL...........................................................    45

      8.1     Reserved....................................................    45

      8.2     Reserved....................................................    45

      8.3     Designated Supplier Personnel...............................    45

      8.4     Reserved....................................................    46

      8.5     [**]........................................................    46

      8.6     [**] Designated Supplier Personnel..........................    46

      8.7     Supplier Personnel Are Not AT&T Employees...................    47

      8.8     Replacement, Qualifications and Retention of Supplier
              Personnel...................................................    47

      8.9     Conduct of Supplier Personnel...............................    49

      8.10    Substance Abuse.............................................    49

      8.11    Union Agreements............................................    50

      8.12    Labor Disputes..............................................    50

9.    SUPPLIER RESPONSIBILITIES...........................................    50

      9.1     Policy and Procedures Manual................................    50

      9.2     Governance. Supplier shall participate in, and fulfill its
              obligations under, Schedule E.5.............................    52

      9.3     Reports.....................................................    52

      9.4     Quality Assurance...........................................    53

      9.5     [**] Strategic Decisions and Authority......................    55

                                       ii


                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                                TABLE OF CONTENTS
                                   (continued)

      9.6     Change Management...........................................    56

      9.7     Software Currency...........................................    60

      9.8     Access to Specialized Supplier Skills and Resources.........    61

      9.9     Audit Rights................................................    61

      9.10    Subcontractors..............................................    65

      9.11    Supplier Diversity..........................................    67

      9.12    Government Contract Flow-Down Clauses.......................    68

10.   AT&T RESPONSIBILITIES...............................................    69

      10.1    Responsibilities............................................    69

      10.2    Savings Clause..............................................    70

11.   CHARGES.............................................................    70

      11.1    General.....................................................    70

      11.2    [**]........................................................    71

      11.3    [**]........................................................    72

      11.4    Taxes.......................................................    72

      11.5    New Services................................................    74

      11.6    [INTENTIONALLY OMITTED].....................................    77

      11.7    [**]........................................................    77

      11.8    Technology..................................................    78

      11.9    Proration...................................................    79

      11.10   Refundable Items............................................    79

      11.11   [**]........................................................    79

      11.12   [**]........................................................    80

12.   INVOICING AND PAYMENT...............................................    81

      12.1    Invoicing...................................................    81

      12.2    Payment Due.................................................    81

      12.3    [**]........................................................    82

      12.4    [**]........................................................    82

13.   AT&T DATA AND OTHER PROPRIETARY INFORMATION.........................    82

      13.1    AT&T Ownership of AT&T Data.................................    82

                                       iii


                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                                TABLE OF CONTENTS
                                   (continued)

      13.2    Safeguarding AT&T Data......................................    83

      13.3    CPNI........................................................    84

      13.4    Confidentiality.............................................    86

      13.5    File Access.................................................    89

14.   OWNERSHIP OF MATERIALS..............................................    89

      14.1    AT&T-Owned Materials........................................    89

      14.2    Developed Materials.........................................    89

      14.3    Supplier-Owned Materials....................................    90

      14.4    Other Materials.............................................    91

      14.5    Placement of Accurate Legends...............................    91

      14.6    General Rights..............................................    91

      14.7    AT&T Rights Upon Expiration or Termination of Agreement.....    92

15.   REPRESENTATIONS, WARRANTIES AND COVENANTS...........................    96

      15.1    Work Standards..............................................    96

      15.2    Reserved....................................................    96

      15.3    Efficiency and Cost Effectiveness...........................    96

      15.4    Software....................................................    97

      15.5    Non-Infringement............................................    97

      15.6    Authorization...............................................    99

      15.7    Inducements.................................................    99

      15.8    Malicious Code..............................................    99

      15.9    Disabling Code..............................................   100

      15.10   Compliance with Laws........................................   100

      15.11   Interoperability............................................   103

      15.12   Offshore Transfer or Processing of AT&T Data................   103

      15.13   Disclaimer..................................................   105

16.   INSURANCE AND RISK OF LOSS..........................................   105

      16.1    Insurance...................................................   105

      16.2    Risk of Loss................................................   109

      16.3    Third Party Administrator...................................   109

                                       iv


                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                                TABLE OF CONTENTS
                                   (continued)


17.   INDEMNITIES.........................................................   110

      17.1    Indemnity by Supplier.......................................   110

      17.2    Indemnity by AT&T...........................................   112

      17.3    Additional Indemnities......................................   113

      17.4    Environmental...............................................   113

      17.5    Indemnification Procedures..................................   115

      17.6    Subrogation.................................................   116

18.   LIABILITY...........................................................   116

      18.1    General Intent..............................................   116

      18.2    Force Majeure...............................................   116

      18.3    Limitation of Liability.....................................   118

19.   DISPUTE RESOLUTION..................................................   120

      19.1    Informal Dispute Resolution.................................   120

      19.2    Arbitration.................................................   121

      19.3    Continued Performance.......................................   123

      19.4    Governing Law...............................................   124

      19.5    Venue and Jurisdiction......................................   124

20.   TERMINATION.........................................................   124

      20.1    Termination for Cause.......................................   124

      20.2    Critical Services...........................................   125

      20.3    Termination for Convenience.................................   126

      20.4    Termination Upon Supplier Change of Control.................   126

      20.5    Termination Upon AT&T Mergers and Acquisitions..............   127

      20.6    Termination Upon [**].......................................   127

      20.7    Insolvency..................................................   127

      20.8    Partial Termination.........................................   128

      20.9    Equitable Remedies..........................................   129

21.   GENERAL.............................................................   129

      21.1    Binding Nature and Assignment...............................   129

      21.2    Entire Agreement; Amendment.................................   131

                                        v


                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                                TABLE OF CONTENTS
                                   (continued)

      21.3    Notices.....................................................   131

      21.4    Counterparts................................................   132

      21.5    Headings....................................................   132

      21.6    Relationship of Parties.....................................   133

      21.7    Severability................................................   133

      21.8    Consents and Approval.......................................   133

      21.9    Waiver of Default; Cumulative Remedies......................   133

      21.10   Survival....................................................   134

      21.11   Publicity...................................................   134

      21.12   Third-Party Beneficiaries...................................   134

      21.13   Order of Precedence.........................................   134

      21.14   [**]........................................................   134

      21.15   Further Assurances..........................................   135

      21.16   Liens.......................................................   135

      21.17   Covenant of Good Faith......................................   135

      21.18   Reservation of Licenses and Rights..........................   135

      21.19   Acknowledgment..............................................   136

                                       vi


                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                    INFORMATION TECHNOLOGY SERVICES AGREEMENT

          This Information Technology Services Agreement (this "AGREEMENT") is entered into effective April 1, 2007 (the "EFFECTIVE DATE") by and between AT&T SERVICES, INC., a Delaware corporation ("AT&T"), and AMDOCS, INC., a Delaware corporation ("SUPPLIER" or "AMDOCS").

          WHEREAS, AT&T and Supplier have engaged in extensive negotiations, discussions and due diligence that have culminated in the formation of the contractual relationship described in this Agreement;

          WHEREAS, AT&T desires to procure from Supplier, and Supplier desires to provide to AT&T, the Services described in this Agreement, on the terms and conditions specified herein;

          NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and of other good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, AT&T and Supplier (collectively, the "PARTIES" and each, a "PARTY") hereby agree as follows:

1.   BACKGROUND AND OBJECTIVES

     1.1  INFORMATION TECHNOLOGY SERVICES

          AT&T hereby engages Supplier to perform all of the obligations set forth in this Agreement, including the Services, and Supplier hereby accepts such engagement and promises to perform according to this Agreement. Supplier hereby assumes full and total responsibility for performing the Services in accordance with the terms of this Agreement.

     1.2  GOALS AND OBJECTIVES

          The Parties acknowledge and agree that the specific goals and objectives of the Parties in entering into this Agreement are the [**] to AT&T [**] and [**].

     1.3  INTERPRETATION

          The provisions of this ARTICLE 1 are intended to be a general introduction to this Agreement and are not intended to expand the scope of the Parties' obligations or alter the plain meaning of this Agreement's terms and conditions, as set forth hereinafter. However, to the extent the terms and conditions of this Agreement are unclear or ambiguous, such terms and conditions are to be construed so as to be consistent with the background and objectives set forth in this
          ARTICLE 1.

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

2.   DEFINITIONS AND DOCUMENTS

     2.1  DEFINITIONS

          As used in this Agreement:

          "ACCEPTANCE" means the determination, [**], that Software, Equipment, Systems, Developed Materials and/or other contract deliverables are in Compliance with the Specifications.

          "ACQUIRED RIGHTS DIRECTIVE" means EC Directive 2001/23, dated March
               12, 2001 (and applicable national or state measures or judicial decisions interpreting same).

          "AFFILIATE" means, generally, with respect to any Entity, any other
               Entity Controlling, Controlled by or under common Control with such Entity.

          "AT&T CONTRACT OFFICE" means, collectively, the AT&T Contract
               Executive and the AT&T Contract Manager as defined in SCHEDULE D,
               PART 4.

          "AT&T DATA" means any data or information of AT&T or any Eligible
               Recipient, and any data or information of the customers of AT&T or any Eligible Recipient, that is provided to or obtained by Supplier in the performance of its obligations under this Agreement, including CPNI, data and information with respect to the businesses, customer, operations, facilities, products, rates, regulatory compliance, competitors, consumer markets, assets, expenditures, mergers, acquisitions, divestitures, billings, collections, revenues and finances of AT&T or any Eligible Recipient. AT&T Data also means any such data or information created, generated, collected or processed by Supplier in the performance of its obligations under this Agreement, including data processing input and output, service level measurements, AT&T asset information, AT&T's third-party service and product agreements, contract charges and retained and Pass-Through expenses.

          "AT&T FACILITIES" means the facilities listed in SCHEDULE N.1 provided by AT&T or the Eligible Recipient for the use of Supplier to the extent necessary to provide the Services.

          "AT&T-OWNED SOFTWARE" means Software owned by AT&T or an Eligible
               Recipient and used, operated, maintained or supported by or on behalf of Supplier under or in connection with this Agreement.

          "AT&T PERSONAL DATA" means that portion of AT&T Data that is subject to any Privacy Laws and includes CPI (for example, under 47 U.S.C. Section 222(b)) and CPNI.

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

          "AT&T PERSONNEL" means the employees, agents, contractors or representatives of AT&T who performed any of the services to be provided by Supplier during the twelve (12) months preceding the Effective Date.

          "[**]" means the [**] for which AT&T has financial responsibility under SECTION 6.4(A)

          "AT&T SITES" or "SITES" means the offices or other facilities listed on SCHEDULE D.4 at or to which Supplier is to provide the Services.

          "AT&T THIRD-PARTY CONTRACTORS" has the meaning ascribed to such term in SECTION 4.4(A).

          "APPLICATION SOFTWARE" means the software application programs and programming commonly referenced by AT&T [**], and any other software listed on SCHEDULE A from time to time (and all modifications, upgrades, enhancements, documentation, materials and media related thereto).

          "BANKRUPTCY CODE" means Title 11 of the United States Code.

          "BANKRUPTCY REJECTION" has the meaning ascribed to such term in
               SECTION 20.7(B).

          "BENCHMARKER" has the meaning ascribed to such term in SECTION
               11.11(A).

          "BENCHMARKING" has the meaning ascribed to such term in SECTION
               11.11(A).

          "BUSINESS CONTINUITY" means AT&T's overall, enterprise-wide plans and activities intended to enable continued business operation in the event of any unforeseen interruption (e.g., plans and activities to move a department or business unit to a new location in the event of a business disruption).

          "CHANGE" means any change to the (a) Services, or (b) Software, Systems or Equipment, including changes required due to changes in the standards, processes, procedures and controls and associated technologies, architectures, standards, products or to programs, manual procedures, job control language statements, distribution parameters or schedules applicable to the Services. Changes described in clause (b) above are referred to as "System Changes."

          "CHANGE MANAGEMENT" means the processes relating to planning and performing all Changes. The Change Management processes will support and include checkpoints to determine any potential or required Change Management Procedures.

          "CHANGE MANAGEMENT PROCEDURES" has the meaning ascribed to such term in SECTION 9.6 of the Agreement, and as reflected in SCHEDULE V and the Policy and Procedures Manual.

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

          "CHARGES" means the amounts set forth in ARTICLE 11 and SCHEDULE I as charges for the Services.

          "COMMENCEMENT DATE" means [**], or such later date as the Parties may agree upon in writing (including in the Transition Plan) as the date on which Supplier will assume full responsibility for the Services. If it is so agreed that Supplier shall assume responsibility for portions of the Services on differing dates, the Commencement Date shall be the first of such dates.

          "COMPLIANCE" and "COMPLY" means, with respect to Software, Equipment, Systems or other contract deliverables to be implemented, designed, developed, delivered, integrated, installed and/or tested by Supplier, compliance in all material respects with the Specifications.

          "CONTRACT YEAR" means a period during the term of this Agreement commencing on the Effective Date or an anniversary thereof and ending on the date one (1) year thereafter (or, if earlier, on the last day of the term of this Agreement). If any Contract Year is less than twelve (12) months, the rights and obligations under this Agreement that are calculated on a Contract Year basis will be proportionately adjusted for such shorter period.

          "CONTROL" and its derivatives mean: (a) the legal, beneficial or equitable ownership, directly or indirectly, of (i) at least 50% of the aggregate of all voting equity interests in an Entity or
               (ii) equity interests having the right to at least 50% of the profits of an Entity or, in the event of dissolution, to at least 50% of the assets of an Entity; (b) the right to appoint, directly or indirectly, a majority of the board of directors; (c) the right to control, directly or indirectly, the management or direction of the Entity by contract or corporate governance document; or (d) in the case of a partnership, the holding by an Entity (or one of its Affiliates) of the position of sole general partner.

          "CUSTOMER INFORMATION" means information of or about a customer of AT&T or an Eligible Recipient, including customer name, address, e-mail address, and/or phone number (listed or unlisted); personal information such as birth date, social security number, drivers license, credit card information, bank account, account number or personal identification numbers; information concerning calling patterns, call details, records of incoming or outgoing calls, or minutes of use or other use of AT&T's or an Eligible Recipient's services; information related to payments, credit status, and transactions with AT&T or an Eligible Recipient; demographic information; or aggregate customer data including aggregate data with individual identifying information deleted; and CPNI.

          "CUSTOMER PROPRIETARY NETWORK INFORMATION" or "CPNI" means (i)
               "customer proprietary network information" as defined under the Communications Act of

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

               1934, as amended, including by the Telecommunications Act of 1996, and applicable Federal Communications Commission orders and regulations; (ii) any of the following information of any customer of AT&T or any Eligible Recipient, or any customer of any such customer, whether individual or aggregate, whether or not including identifying information: names, addresses, phone numbers, calling patterns, quantity, nature, technical configurations, locations, types, destinations or amount of use of telecommunications services received or calls received or made; (iii) information contained on the telephone bills of AT&T's or any Eligible Recipient's customers (including the customers of such customers) pertaining to telephone exchange service or telephone toll service received by a customer of AT&T or of any Eligible Recipient, or a customer of such customer;
               (iv) unlisted customer numbers; (v) aggregate customer data with individual identifying information deleted; or (vi) information available to AT&T or any Eligible Recipient by virtue of AT&T's or any Eligible Recipient's relationship with its customers as a provider of telecommunications service, or by virtue of their customers' relationships with their own customers as a provider(s) of telecommunications services, all as acquired or accessed by Supplier under this Agreement.

          "DESIGNATED SUPPLIER PERSONNEL" means the Supplier Personnel filling the positions designated in SCHEDULE B as "Designated Supplier Personnel."

          "DEVELOPED MATERIALS" means any Materials, or any modifications, enhancements or derivative works thereof, developed by or on behalf of Supplier in connection with or as part of the Services.

          "DISABLING CODE" means computer instructions, features or functions that may permit Supplier or a third party to, or may automatically: (a) alter, destroy or inhibit Software and/or a processing environment; (b) erase, destroy, corrupt or modify any data, programs, materials or information used by AT&T or an Eligible Recipient or store any data, programs, materials or information on AT&T's or an Eligible Recipient's computers without the consent of AT&T; (c) discontinue AT&T's effective use of the Software; or (d) bypass any internal or external software security measure to obtain access to any hardware or software of AT&T or an Eligible Recipient without the consent or knowledge of AT&T, including other programs' data storage and computer libraries. Disabling Code includes programs that self-replicate without manual intervention, instructions programmed to activate at a predetermined time or upon a specified event and/or programs purporting to do a meaningful function but designed for a different function.

          "DISASTER RECOVERY" means the specific plans and activities required to continue provisioning the Services in the event of an unforeseen interruption. The Disaster

                      RESTRICTED - PROPRIETARY INFORMATION
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    AT&T, Amdocs and their Affiliated Companies only, and is not for general
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                     companies except by written agreement.

                                                Agreement Number: 20070319.002.C

               Recovery plans and activities include support and coordination with the Business Continuity plans and activities.

          "DISPLACED PERSONNEL AMOUNT" shall mean the total number of employees
               (including contractors and vacant positions as of the Effective
               Date) of AT&T or its Affiliates who were displaced or whose functions were displaced as a result of this Agreement. Unless otherwise agreed by the Parties, the Displaced Personnel Amount shall be deemed to be one hundred fourteen (114).

          "EAR DENIED PERSONS LIST" shall mean the Export Administration
               Regulations denied persons list of the Bureau of Industry and Security of the United States Department of Commerce, as updated, or such other list of the United States that may replace, or be of similar subject matter to, the Export Administration Regulations denied persons list.

          "EFFECTIVE DATE" has the meaning ascribed to such term in the preamble to this Agreement.

          "ELIGIBLE RECIPIENTS" means, collectively, and to the extent such Entity is receiving Services under this Agreement, the following:

          (a)  AT&T;

          (b)  [**] on the Commencement Date, or thereafter becomes [**];

          (c)  [**] after the Commencement Date [**];

          (d)  [**] after the Effective Date [**];

          (e)  [**];

          (f)  [**];

          (g)  [**]; and

          (h)  other entities to which the Parties agree.

          "END USER" means all Eligible Recipients (and their respective employees, contractors, subcontractors, agents and representatives, other than Supplier and its Subcontractors) and other persons or entities designated by AT&T to receive or use the Services provided by Supplier.

          "ENTITY" means a corporation, partnership, joint venture, trust, limited liability company, association or other organization or Entity.

                      RESTRICTED - PROPRIETARY INFORMATION
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    AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

          "EQUIPMENT" means all computing, networking and communications equipment procured, provided, operated, supported or used in connection with the Services, including (i) mainframe, midrange, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices and cabling, (ii) personal computers, laptop computers and workstations and associated attachments, features, accessories, peripheral devices and cabling, and (iii) voice/video telecommunications and network equipment and associated attachments, features, accessories, peripheral devices and cabling.

          "EQUIPMENT LEASES" means all leasing arrangements whereby AT&T leases
               Equipment which will be used by Supplier to perform the Services.

          "EVENT OF LOSS" has the meaning ascribed to such term in SECTION 16.2.

          "[**]" has the meaning ascribed to such term in SECTION 11.7(A).

          "FCPA" means the Foreign Corrupt Practices Act.

          "FULL TIME EQUIVALENT" or "FTE" means a level of effort, excluding vacation, holidays, training, administration and other non-productive time (but including a reasonable amount of additional work outside normal business hours), equivalent to that which would be provided by one person working full time for one year. Unless otherwise agreed, one FTE is assumed to be [**] productive hours per Contract Year and [**] total effort during any month shall not amount to more than [**] in such month.

          "HAZARDOUS MATERIALS" means each and every element, compound, chemical mixture, contaminant, pollutant material, waste or other substance which is defined, determined or identified as hazardous or toxic under any environmental Law or the release of which is prohibited or restricted under any environmental Law.

          "INCLUDE" and its derivatives mean "including without limitation."
               This term is as defined, whether or not capitalized in this Agreement.

          "INCOME TAX" means any tax on or measured by the net income of a Party
               (including taxes on capital or net worth that are imposed as an alternative to a tax based on net or gross income), or taxes which are of the nature of excess profits tax, minimum tax on tax preferences, alternative minimum tax, accumulated earnings tax, personal holding company tax, capital gains tax or franchise tax for the privilege of doing business.

          "INITIAL TERM" has the meaning ascribed to such term in SECTION 3.1.

          "LAN" means local area network.


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

                                                Agreement Number: 20070319.002.C

          "LAWS" means all national, federal, intergovernmental, regional, common, state and local laws, statutes, regulations, rules, executive orders, supervisory requirements, directives, circulars, opinions, orders, interpretive letters and other official releases of or by any government or quasi-governmental authority, or any authority, department or agency thereof, or any self-regulatory organization, anywhere in the world, including Privacy Laws.

          "LOSSES" means all losses, liabilities, damages, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest, compliance and penalties).

          "MAJOR RELEASE" means a new version of Software that includes changes to the architecture and/or adds new features and functionality in addition to the original functional characteristics of the preceding software release. These releases are usually identified by full integer changes in the numbering, such as from "7.0" to "8.0," but may be identified by the industry as a major release without the accompanying integer change.

          "MALICIOUS CODE" means (i) any code, program or sub-program whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program or to halt, disable or interfere with the operation of the Software, code, program or sub-program itself or (ii) any device, method or token that permits any person to circumvent the normal security of the Software or the system containing the code.

          "MANAGED THIRD PARTIES" means any AT&T Third Party Contractors listed on SCHEDULE C.2 and any substitute or replacement third-party contractors reasonably designated by AT&T.

          "MATERIALS" means, collectively, Software, literary works, other works of authorship, specifications, design documents and analyses, processes, methodologies, programs, program listings, programming tools, documentation, reports, drawings, databases and similar work product.

          "MINOR RELEASE" means a scheduled release containing small functionality updates and/or accumulated resolutions to defects or non-conformances made available since the immediately preceding release (whether Major Release or Minor Release). Minor Releases shall include maintenance releases which are supplemental to and made available between Major Releases and other Minor Releases, issued and provided under specific vendor service level or maintenance obligations and contain only accumulated resolutions or mandated changes. These releases are usually identified by a change in the decimal numbering of a release, such as "7.12" to "7.13."


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

                                                Agreement Number: 20070319.002.C

          "MONTHLY BASE CHARGE" means the total Supplier price set forth in
               SCHEDULE I associated with the performance of the Services in a given month in accordance with the Service Levels and Supplier responsibilities under this Agreement. For the avoidance of doubt, the Monthly Base Charge includes the Monthly Base Charge and [**] Monthly Base Charge.

          "NEW ADVANCES" has the meaning ascribed to such term in SECTION
               11.8(C).

          "NEW SERVICES" means services requested by AT&T and provided by Supplier to AT&T that: (1) are [**], the Services as of the time of the determination of the nature of the services, and (2) for which there is [**] under SCHEDULE I.

          "OFFSHORE SERVICES" has the meaning given to it in SECTION 15.11(A).

          "ORDER" means a document substantially in the form of EXHIBIT 3.

          "OUT-OF-POCKET EXPENSES" means [**] out-of-pocket expenses [**] under this Agreement and which are otherwise in accordance with AT&T's Expense Guide and Policies attached hereto as EXHIBIT 4. Out-of-pocket expenses [**].

          "OUTSOURCING SERVICES" means all services, functions, responsibilities, tasks and Developed Materials described in SCHEDULE D to be performed or delivered by Supplier during the term of this Agreement and in accordance with this Agreement, as such services, functions, responsibilities, tasks and Developed Materials may be supplemented, enhanced, modified or replaced in accordance with this Agreement.

          "[**]" means the expenses listed in SCHEDULE I, [**], in accordance with [**] in connection with [**].

          "POLICY AND PROCEDURES MANUAL" has the meaning ascribed to such term in SECTION 9.1(A).

          "PRIVACY LAWS" means Laws relating to data privacy, trans-border data flow or data protection.

          "PROPRIETARY INFORMATION" has the meaning ascribed to such term in
               SECTION 13.4(A).

          "REPORTS" has the meaning ascribed to such term in SECTION 9.3(A).

          "[**]" means the [**]: (i) to grant Supplier the right to use and/or access the AT&T licensed Third Party Software in connection with providing the Services; (ii) to grant AT&T and the Eligible Recipients the right to use and/or access the Supplier-Owned Software, Third-Party Software and Equipment acquired, operated, supported or used by Supplier in connection with providing the


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

                                                Agreement Number: 20070319.002.C

               Services; (iii) to assign or transfer to AT&T any Developed Materials to the extent such Developed Materials are to be assigned or transferred under this Agreement, (iv) to assign or transfer to AT&T or its designee Supplier-Owned Software, Third-Party Software, Third-Party Contracts, Equipment Leases or other rights following the expiration or termination of this Agreement to the extent provided in this Agreement; and (v) [**] in connection with Supplier's provision of the Services.

          "ROOT CAUSE ANALYSIS" means the formal process, specified in the Policy and Procedures Manual, to be used by Supplier to diagnose problems at the lowest reasonable level so that corrective action can be taken that will eliminate repeat failures. Supplier shall implement a Root Cause Analysis as specified in SECTION 7.3 or as requested by AT&T.

          "SDN BLOCKED PERSONS LIST" means the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury, as it is updated, or such other list of the United States as may replace, or be of similar subject matter to, the Specially Designated Nationals and Blocked Persons list.

          "SERVICE LEVEL [**]" has the meaning ascribed to such term in SECTION
               7.2 and SCHEDULE F.

          "SERVICE LEVELS" means, individually and collectively, the performance standards for the Services set forth in SCHEDULE F.

          "SERVICE TAXES" means all sales, use, excise and other similar taxes that are assessed against either Party on the provision of the Services as a whole, or on any particular Service received by AT&T or the Eligible Recipients from Supplier, excluding Income Taxes.

          "SERVICES" has the meaning provided in SECTION 4.1.

          "SOFTWARE" means computer programs, together with input and output formats, the applicable source or object codes, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all authorized reproductions, corrections, updates, new releases, and new versions of such Software and shall further include all enhancements, translations, modifications, updates, upgrades, new releases, substitutions, replacements and other changes to such computer programs.

          "SPECIALIZED SERVICES" has the meaning ascribed to such term in
               SECTION 9.8.


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

                                                Agreement Number: 20070319.002.C

          "SPECIFICATIONS" means, with respect to any contract deliverables to be provided or performed by Supplier, the applicable technical, design and/or functional specifications, including as set forth in a New Services or project description requested and/or approved by AT&T and agreed upon in writing by the Parties.

          "SUBCONTRACTORS" means subcontractors (of any tier) of Supplier, including Shared Subcontractors (as defined in SECTION 9.10(B)). The initial list of Subcontractors approved by AT&T is set forth on SCHEDULE C.2. SCHEDULE C.2 may be amended during the term of this Agreement in accordance with SECTION 9.10.

          "[**]" means, collectively, the [**] as defined in SCHEDULE D, PART 4.

          "SUPPLIER-OWNED MATERIALS" has the meaning ascribed to such term in
               SECTION 14.3(A).

          "SUPPLIER-OWNED SOFTWARE" means any Software owned by Supplier (or a Supplier Affiliate or Subcontractor) and used to provide the Services.

          "SUPPLIER PERSONNEL" means those employees, representatives, contractors, subcontractors and agents of Supplier, Subcontractors and Supplier Affiliates who perform any Services under this Agreement.

          "[**]" means any [**] for which Supplier has responsibility under
               SECTION 6.4(A).

          "SYSTEM" means an interconnected grouping of Equipment, Software and associated operating environment, attachments, features, accessories, peripherals and cabling, and all additions, modifications, substitutions, upgrades or enhancements to such System, to the extent a Party has financial or operational responsibility for such System or System components under SCHEDULE D.1. System shall include all Systems in use as of the Effective Date, all additions, modifications, substitutions, upgrades or enhancements to such Systems and all Systems installed or developed by or for AT&T or Supplier following the Effective Date.

          "SUPPLIER FACILITIES" means, individually and collectively, the facilities owned or leased by Supplier (or its Affiliates or Subcontractors) from which Supplier (or its Affiliates or Subcontractors) provides any Services. Supplier Facilities are listed on SCHEDULE N.2.

          "TERM" has the meaning ascribed to such term in SECTION 3.2 of this Agreement.

          "TERMINATION ASSISTANCE SERVICES" means the termination/expiration assistance requested by AT&T to allow the Services to continue without interruption or adverse effect and to facilitate the orderly transfer of the Services to AT&T or its designee, as such assistance is further described in SECTION 4.3 and SCHEDULE H.


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                      RESTRICTED - PROPRIETARY INFORMATION
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                     companies except by written agreement.

                                                Agreement Number: 20070319.002.C

          "[**]" means [**] pursuant to SECTION 20.3 and as set forth in SCHEDULE M. The [**] shall be [**] pursuant to this Agreement and [**], AT&T shall be [**] under the Agreement.

          "THIRD-PARTY CONTRACTS" means all agreements between third parties and AT&T or Supplier that have been or will be used to provide the Services. Third-Party Contracts shall include all such agreements in effect as of the Effective Date, including those contracts identified in SCHEDULE C and those as to which Supplier received notice and/or access prior to the Effective Date. Third-Party Contracts also shall include those third-party agreements entered into by Supplier or AT&T following the Effective Date.

          "THIRD PARTY SOFTWARE" means all Software products (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) that are provided by third-party licensors (including Affiliates of the Parties) under license or lease to Supplier or AT&T that has been or will be used to provide the Services. Third-Party Software shall include all such programs or programming in use as of the Effective Date, including those identified on SCHEDULES A and E, and those as to which Supplier received notice and/or access prior to the Effective Date. Third-Party Software also shall include all such programs or programming licensed and/or leased after the Effective Date.

          "TRANSITION MILESTONE" means each date identified on the Transition
               Plan as a milestone by which Supplier shall have completed a certain task or set of tasks in the Transition Plan in a manner acceptable to AT&T.

          "TRANSITION PERIOD" means the period that commences on the Effective
               Date and expires 12:00:01 a.m., Eastern Time, on the date specified for the completion of the Transition Services as specified in the Transition Plan, unless expressly extended in writing by AT&T.

          "TRANSITION PLAN" means the plan set forth in SCHEDULE G and developed pursuant to SECTION 4.2 hereof, which identifies all material transition tasks and deliverables to be undertaken by the Parties in connection with the transition of all Services to Supplier, the completion of all Transition Period enhancement projects to be completed during the Transition Period, and the dates by which each will be completed.

          "TRANSITION SERVICES" means the services, functions and responsibilities described in SECTION 4.2 to be performed by Supplier during the Transition Period.

          "UPGRADE" and its derivatives means updates, renovations, enhancements, additions and/or new versions or releases of Software or Equipment by Supplier. Unless otherwise agreed, financial responsibility for the costs, fees and expenses


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

                                                Agreement Number: 20070319.002.C

               associated with an Upgrade of Software or Equipment shall be allocated between the Parties in accordance with SECTION 6.4,
               SECTION 6.5 and SCHEDULE I.

          "WAN" means wide area network.

          "WARN ACT" means the Worker Adjustment and Retraining Notification
               Act.

     2.2  OTHER TERMS

          The terms defined in this Article include the plural as well as the singular and the derivatives of such terms. Unless otherwise expressly stated, the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other subdivision. Article, Section, Subsection and Attachment references refer to articles, sections and subsections of, and attachments to, this Agreement. The words "include" and "including" shall not be construed as terms of limitation. The words "day," "month" and "year" mean, respectively, calendar day, calendar month and calendar year. As stated in SECTION 21.3, the word "notice" and "notification" and their derivatives means notice or notification in writing. Other terms used in this Agreement are defined in the context in which they are used and have the meanings there indicated.

     2.3  ASSOCIATED CONTRACT DOCUMENTS

          This Agreement includes each of the following schedules and their attached exhibits, all of which are attached to this Agreement and incorporated into this Agreement by this reference:

          SCHEDULES:

               A    Software
               B    Designated Supplier Personnel
               C    Third-Party Contracts
               C.1  Subcontractors Transition Requirements
               C.2  Subcontractors
               D    Statement of Work
               D.1  Financial and Operational Responsibility Matrix
               D.2  Reserved
               D.3  AT&T Rules (including AT&T Safety and Security Procedures)
               D.4  AT&T Sites
               E    Third-Party Software
               F    Service Levels
               G    Transition Plan
               H    Termination Assistance Services
               I    Supplier Charges


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                      RESTRICTED - PROPRIETARY INFORMATION
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

                                                Agreement Number: 20070319.002.C

               J    Reserved
               K    Reserved
               K.1  Reserved
               L    Reserved
               M    [**]
               N.1  AT&T Facilities
               N.2  Supplier Facilities
               N.3  Reserved
               N.4  Supplier Competitors
               O    Reserved
               P    [**]
               Q    Reports
               R    Reserved
               S    MBE/WBE/DVBE Participation Plan
               T    Reserved
               U    Executive Orders and Federal Regulations
               V    Change Management Procedures

          EXHIBITS:

               Exhibit 1: Form of Invoice
               Exhibit 2: Reserved
               Exhibit 3: Form of Order
               Exhibit 4: AT&T Expense Guide and Policies
               Exhibit 5: Non-Disclosure Agreement for AT&T Confidential
                          Information
               Exhibit 6: Non-Disclosure Agreement for Supplier Confidential
                          Information
               Exhibit 7A: Background Checks - US
               Exhibit 7B: Background Checks - Non-US

          Unless otherwise expressly stated, references to specific Schedules and Exhibits include all lettered and numbered subsidiary Schedules and Exhibits (e.g., references to Schedule D include not only SCHEDULE D, but also PARTS 1 through 4 and SCHEDULES D.1 through D.5).

3.   TERM

     3.1  INITIAL TERM

          The initial term of this Agreement shall commence as of 12:00:01 a.m., Eastern Time on the Effective Date and continue until 11:59:59 p.m., Eastern Time, on March 31, 2014 unless this Agreement is terminated as provided herein or extended as provided in SECTION 3.2, in which case this Agreement shall terminate effective at 11:59:59 p.m.,


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

                                                Agreement Number: 20070319.002.C

          Eastern Time, on the effective date of such termination or the date to which this Agreement is extended (the "INITIAL TERM").

     3.2  EXTENSION

          If AT&T desires to renew the Agreement after the Initial Term or any renewal term, AT&T shall provide written notice to Supplier of its desire to do so at least one hundred eighty (180) days prior to the expiration of this Agreement (the Initial Term, together with any renewal term (the "TERM")). The Parties shall thereafter negotiate in good faith with respect to the terms and conditions upon which the Parties will renew the Agreement and thereafter execute such renewal. In the event the Parties are unable to reach agreement and execute such renewal at least thirty (30) days prior to the expiration of this Agreement, AT&T may, at its sole option, extend the term of this Agreement for up to twelve (12) months on the terms and conditions then set forth in this Agreement. [**] shall be applicable to any termination on or after the expiration of the Initial Term.

4.   SERVICES

     4.1  OVERVIEW

          (a) SERVICES. Commencing on the Commencement Date (or such later date on which Supplier assumes responsibility for the Services in question in accordance with the Transition Plan), Supplier shall provide the Services to AT&T, and, upon AT&T's request, to Eligible Recipients [**]. The "SERVICES" shall consist of the following, as they may evolve during the term of this Agreement or be supplemented, enhanced, modified or replaced:

               (i) The services, functions and responsibilities described in this Agreement, including its Schedules and the following:

                    (1)  the Transition Services, as further described in
                         SECTION 4.2 and the Transition Plan;

                    (2) the services, functions and responsibilities described in Schedule D;

                    (4) any New Services, [**] of such New Services in accordance with the terms of this Agreement; and

                    (5) Termination Assistance Services, as further described in Section 4.3 and SCHEDULE H; and

               (ii) The [**] services, functions and responsibilities performed during the [**] Effective Date [**] in this Agreement (provided that, to the [**].


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

                                                Agreement Number: 20070319.002.C

          (b) INCLUDED SERVICES. If any services, functions or responsibilities [**] described in this Agreement [**] in accordance with this Agreement, [**] in this Agreement. Unless otherwise [**] by the Parties, Services [**].

          (c) REQUIRED RESOURCES. Except as otherwise expressly provided in this Agreement, Supplier shall be responsible for providing the facilities, personnel, equipment, software, technical knowledge, expertise and other resources necessary to provide the Services.

          (d) AVAILABILITY. Without limiting its obligations under this Agreement and without reference to the location of Supplier Personnel, Supplier shall ensure that Supplier Personnel are generally available as needed by AT&T to provide the Services between the hours of [**] to [**].

          (e) PERFORMANCE STANDARDS. Except as may be otherwise expressly specified as a Service Level, Supplier shall perform the Services at (i) [**]; and (ii) [**], the documented or otherwise verifiable levels of accuracy, quality, completeness, timeliness, responsiveness and productivity for such services received by AT&T [**] prior to the Commencement Date.

     4.2  TRANSITION SERVICES

          (a) TRANSITION. During the Transition Period, Supplier shall perform the Transition Services and provide the deliverables described in the Transition Plan. [**] described in the Transition Plan [**] of the Transition Services [**] of the Transition Services in accordance with this Agreement, [**] of the Transition Services [**] in the Transition Plan. During the Transition Period, AT&T will perform those tasks which are designated to be AT&T's responsibility in the Transition Plan; provided, however, that [**] in such Transition Plan. [**] described in the Transition Plan [**] in the Transition Plan [**] in accordance with this Agreement, [**] in the Transition Plan, [**] in the Transition Plan. Unless otherwise agreed, AT&T shall not incur any charges, fees or expenses payable to Supplier or third parties in connection with the Transition Services, other than those charges, fees and expenses specified in SCHEDULE I and those incurred by AT&T in connection with its performance of tasks designated in the Transition Plan as AT&T's responsibility.

          (b) TRANSITION PLAN. The Transition Plan identifies, among other things, (i) the transition activities to be performed by Supplier and the significant components and subcomponents of each such activity, (ii) the deliverables to be completed by Supplier,
               (iii) the date(s) by which each such activity or deliverable is to be completed (the "TRANSITION MILESTONES"), (iv) the contingency or risk mitigation strategies to be employed by Supplier in the event of disruption or delay, (v) any transition responsibilities to be performed or transition resources to be provided


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

                                                Agreement Number: 20070319.002.C

               by AT&T and (vi) a detailed work plan based on and consistent with the Transition Plan, which shall identify the specific transition activities to be performed by individual Supplier Personnel on a daily basis during the Transition Period.

          (c) PERFORMANCE. Supplier shall perform the Transition Services described in the Transition Plan in accordance with the Transition Milestones set forth therein. Supplier shall provide all cooperation and assistance reasonably required or requested by AT&T in connection with AT&T's evaluation or testing of the deliverables set forth in the Transition Plan. Supplier shall perform the Transition Services so as to avoid or minimize to the extent possible (i) any disruption to or adverse impact on the business or operations of AT&T or the Eligible Recipients, (ii) any degradation of the Services then being received by AT&T or the Eligible Recipients or (iii) any disruption or interference with the ability of AT&T or the Eligible Recipients to obtain the full benefit of the Services, except as may be otherwise provided in the Transition Plan. [**], Supplier shall [**] in Supplier's plans, [**] under this Agreement). Supplier shall identify and resolve, with AT&T's reasonable assistance, any problems that may impede or delay the timely completion of each task in the Transition Plan that is Supplier's responsibility and, at AT&T's reasonable request, shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in the Transition Plan that is AT&T's responsibility.

          (d) REPORTS. Supplier shall [**] to report on its progress in performing its responsibilities and meeting the timetable set forth in the Transition Plan. Supplier also shall provide written reports to AT&T [**] regarding such matters, and shall provide [**]. Promptly upon receiving any information indicating that Supplier may not perform its responsibilities or meet the timetable set forth in the Transition Plan, Supplier shall notify AT&T in writing of material delays and shall identify for AT&T's consideration and approval specific measures to address such delays and mitigate the risks associated therewith.

     4.3  TERMINATION ASSISTANCE SERVICES

          (a) AVAILABILITY. As part of the Services, [**], Supplier shall provide to AT&T or AT&T's designee the Termination Assistance Services described in SECTION 4.3(B) and SCHEDULE H.

               (i) PERIOD OF PROVISION. Supplier shall provide such Termination Assistance Services to AT&T or its designee (i) commencing upon notice up to [**] prior to the expiration of this Agreement or on such earlier date as AT&T may reasonably request and continuing for up to [**] following the effective date of the expiration of this Agreement


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

                                                Agreement Number: 20070319.002.C

                    (as the term of this Agreement may be extended pursuant to SECTION 3.2), (ii) commencing upon any notice of termination (including notice based upon breach or default by AT&T, breach or default by Supplier or termination for convenience by AT&T) of this Agreement with respect to all or any part of the Services, and continuing for up to [**] following the effective date of such termination of all or part of the Services, or (iii) commencing upon notice of termination of all or part of the Services to an Eligible Recipient no longer Controlled by AT&T and continuing for up to [**] following the effective date of such termination.

               (ii) EXTENSION OF SERVICES. [**] the period following the
                    effective date of any [**] Termination Assistance Services, provided that [**] the effective date [**] Termination Assistance Services [**].

               (iii) FIRM COMMITMENT. Supplier shall provide Termination
                    Assistance Services to AT&T or its designee regardless of the reason for the expiration or termination of this Agreement; provided, if the Agreement is terminated by Supplier under SECTION 20.1(B) for failure to pay undisputed amounts, Supplier may require AT&T to pay [**] in advance for Termination Assistance Services provided or performed under this SECTION 4.3 and shall be relieved of such obligation to provide such Termination Assistance Services unless and until such payment is made. [**], Supplier shall provide Termination Assistance Services [**]; provided that, [**], all such Termination Assistance Services shall be performed subject to and in accordance with the terms and conditions of this Agreement.

               (IV) PERFORMANCE. To the extent AT&T requests Termination
                    Assistance Services, such Services shall be provided subject to and in accordance with the terms and conditions of this Agreement. Supplier shall perform the Termination Assistance Services with at least the same degree of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency as it provided and was required to provide the same or similar Services during the term of this Agreement. [**] of this Agreement as to [**] and shall [**], provided, however, that during such period if [**], or [**], but only if Supplier [**] during the period that Supplier provides Termination Assistance Services.

          (b) SCOPE OF SERVICE. As part of the Termination Assistance Services, Supplier will, in a timely manner, transfer the control and responsibility for all information technology functions and Services previously performed by or for Supplier to AT&T and/or AT&T's designees by the execution of any documents reasonably


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    AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

               necessary to effect such transfers. Additionally, Supplier shall provide any and all reasonable assistance requested by AT&T to allow:

               (i) the Systems associated with the Services to operate efficiently;

               (ii) the Services to continue without interruption or adverse effect; and

               (iii) the orderly transfer of the Services to AT&T and/or its designee(s).

               The Termination Assistance Services shall include, as requested by AT&T, the Services, functions and responsibilities set forth on SCHEDULE H. In addition, in connection with such termination or expiration, Supplier will provide the following assistance and Services at AT&T's direction:

               (iv) GENERAL SUPPORT. Without limiting Supplier's other
                    obligations under the Services, Supplier shall (i) assist AT&T in developing a written transition plan for the transition of the Services to AT&T or AT&T's designee, which plan shall include capacity planning, facilities planning, human resources planning, telecommunications planning and other planning necessary to effect the transition, (ii) perform consulting services as requested to assist in implementing the transition plan, (iii) train personnel designated by AT&T in the use of any Equipment, Software, Systems, Materials or tools used by Supplier (including any Supplier Affiliate or Subcontractor) in connection with the provision of the Services, (iv) catalog all Software, AT&T Data, Equipment, Materials and tools used to provide the Services, (v) analyze and report on the space required for the AT&T Data and the Software needed to provide the Services, (vii) create and provide copies of the AT&T Data in Supplier's (including any Affiliate and Subcontractor) possession in the format and on the media reasonably requested by AT&T, (vii) provide a complete and up-to-date, electronic copy of the Policy and Procedures Manual in the format and on the media reasonably requested by AT&T and
                    (viii) provide other technical assistance as reasonably requested by AT&T. [**].

               (v) [**] of this Agreement [**] within the [**]-month period prior to the expiration or termination date. Supplier shall [**], and shall [**], if any, [**]. AT&T [**] shall have [**]. AT&T shall [**] that is [**] under this Agreement.

               (vi) SOFTWARE. As provided in SECTION 14.7, and subject to
                    SECTION 6.4(D), Supplier shall grant to AT&T, the Eligible Recipients and/or AT&T's designee license, sublicense and/or other rights to any Software and


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    AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                    other Materials used by Supplier, Supplier Affiliates or Subcontractors in performing the Services.

               (vii) EQUIPMENT. Subject to SECTION 6.5(D), AT&T or its designee shall have the right [**], any Equipment [**]. Such Equipment shall be [**], as of the [**] requiring such [**]. Supplier shall maintain such Equipment through the date of transfer so as to be [**], or for [**] to be provided [**]. In the case of Supplier-owned equipment, Supplier shall [**]. Such [**]. At AT&T's request, the Parties shall negotiate in good faith and agree upon the [**]. In the case of leased Equipment, Supplier shall [**] thereunder have been made [**].

               (viii) AT&T FACILITIES, EQUIPMENT AND SOFTWARE. Supplier shall
                    [**], all AT&T-owned Equipment, AT&T-leased Equipment, AT&T-Owned Software and AT&T-licensed Software, [**] thereof on the Commencement Date, [**]. Such AT&T Facilities, Equipment and Software shall [**] of any [**].

               (ix) SUPPLIER SUBCONTRACTS AND THIRD-PARTY CONTRACTS. Supplier
                    shall inform AT&T of subcontracts or Third-Party Contracts used by Supplier, Supplier Subcontractors or Supplier Affiliates primarily to perform the Services. Subject to
                    SECTION 6.4(D), Supplier shall, at AT&T's request, cause any such Subcontractors, Supplier Affiliates or third-party contractors to permit AT&T or its designees to assume prospectively any such contract or to enter into a new contract with AT&T or its designee [**]. Supplier shall so assign the designated subcontract and Third-Party Contract to AT&T or its designee as of the expiration or termination date or the completion of any Termination Assistance Services requiring such subcontract or Third-Party Contract requested by AT&T under this SECTION 4.3, whichever is later. [**]. Supplier shall (i) represent and warrant that it is not in default under such subcontracts and Third-Party Contracts, (ii) represent and warrant that all payments thereunder through the date of assignment are current, (iii) represent and warrant that no payments or charges shall be payable by AT&T to Supplier (or such third-party contractor) for benefits or services received by Supplier under such subcontracts and Third-Party Contracts prior to the date of assignment, and (iv) notify AT&T of any Subcontractor or third-party contractors defaults with respect to such subcontracts and Third-Party Contracts [**]. Supplier shall [**] hereby with respect to such Third-Party Contract.

               (x) OTHER SUBCONTRACTS AND THIRD-PARTY CONTRACTS. In addition to its obligations under SECTION 4.3(B)(VI), Supplier shall make available to


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    AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                    AT&T or its designee, [**], any Subcontractor or third-party services then being utilized by Supplier in the performance of the Services. Supplier shall retain the right to utilize any such Subcontractor or third-party services in connection with the performance of services for any other Supplier customer. AT&T shall retain the right [**] to the extent provided in SECTION 4.3(B)(VI).

               (xi) EXTENSION OF SERVICES. During any period following the expiration or termination date in which Supplier is providing Termination Assistance Services, Supplier shall provide to the Eligible Recipient(s), at AT&T's request, any or all of the Services being performed by Supplier prior to the expiration or termination date, including those Services described in SECTION 4.1 and SCHEDULE D; provided that AT&T may extend the period for the provision of such Services for up to three (3) additional months in accordance with SECTION 4.3(A)(II). To the extent AT&T requests such Services, [**] would have been [**] for such Services [**]. To the extent AT&T requests a portion (but not all) of the Services [**].

               (xii) RATES AND CHARGES. [**], AT&T shall pay Supplier [**].
                    Supplier will [**], and AT&T shall [**]. To the extent the Termination Assistance Services requested by AT&T can be provided by Supplier [**], or to the extent that Termination Assistance Services consist of [**] be provided by Supplier [**] to be performed by Supplier, [**].

          (c) SURVIVAL OF TERMS. This SECTION 4.3 shall survive termination/expiration of this Agreement.

     4.4  USE OF THIRD PARTIES

          (a) [**]. Nothing in this Agreement [**], and notwithstanding anything to the contrary contained herein, this Agreement [**] described in this Agreement [**]. Subject to the other provisions of this Agreement [**] in this Agreement [**].

          (b) SUPPLIER COOPERATION. Supplier shall fully cooperate with and work in good faith with AT&T or AT&T Third Party Contractors as described in SCHEDULE D or requested by AT&T [**]. At AT&T's request, such cooperation shall, at a minimum, include: (i) timely providing access to any facilities being used to provide the Services, as necessary for AT&T personnel or AT&T Third Party Contractors to perform the work assigned to them; (ii) timely providing reasonable electronic and physical access to the business processes and associated Equipment, Software [**] and/or Systems to the extent necessary and appropriate for AT&T personnel or AT&T Third Party Contractors to perform the work assigned to them; (iii) timely providing written requirements,


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    AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

               standards, policies or other documentation for the business processes and associated Equipment, Software or Systems procured, operated, supported or used by Supplier in connection with the Services; or (iv) any other cooperation or assistance reasonably necessary for AT&T personnel or AT&T Third-Party Contractors to perform the work in question. AT&T personnel and AT&T Third-Party Contractors shall comply with Supplier's reasonable security and confidentiality requirements, and shall, to the extent performing work on Software, Equipment or Systems for which Supplier has operational responsibility, comply with Supplier's reasonable standards, methodologies and procedures.

          (c) NOTICE BY SUPPLIER. Supplier shall immediately notify AT&T when it becomes aware that an act or omission of an AT&T Third-Party Contractor will cause, or has caused, a problem or delay in providing the Services, and shall use commercially reasonable efforts to work with AT&T and the AT&T Third-Party Contractor to prevent or circumvent such problem or delay. Supplier shall cooperate with AT&T and AT&T Third-Party Contractors to resolve differences and conflicts arising between the Services and other activities undertaken by AT&T or AT&T Third-Party Contractors.

5.   [**]

     5.1  SUPPLIER RESPONSIBILITY

          [**], Supplier shall undertake all administrative activities necessary to obtain [**] for which Supplier has responsibility under SECTION 6.4(A). At Supplier's request, AT&T will cooperate with Supplier in obtaining the [**] by executing certain AT&T-approved written communications and other documents prepared or provided by Supplier. [**], Supplier shall [**] Supplier has [**] for which Supplier has responsibility under SECTION 6.4(A).

     5.2  AT&T RESPONSIBILITY

          [**], AT&T shall undertake all administrative activities necessary to obtain [**] for which AT&T has responsibility under SECTION 6.4(A)(I). At AT&T's request, Supplier will cooperate with AT&T in obtaining the [**] by executing certain Supplier-approved written communications and other documents prepared or provided by AT&T. [**], AT&T may [**] AT&T has [**] for which AT&T has responsibility under SECTION 6.4(A).

     5.3  FINANCIAL RESPONSIBILITY FOR [**]

          Each party shall [**], for which it has financial responsibility under
          SECTION 6.4(A), as applicable.


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                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

     5.4  CONTINGENT ARRANGEMENTS

          [**], the Party responsible for obtaining a [**] under SECTION 5.1 or 5.2, as applicable, [**], then, [**], Supplier shall [**] as are necessary [**] following the date on which such [**], the Parties will [**] specified in this Agreement [**]. In addition, if either Party [**] under SECTION 5.1 or 5.2, as applicable[**] or [**], AT&T may terminate the Agreement or any affected portion thereof [**]. Except as otherwise expressly provided herein, [**] under this Agreement and Supplier shall [**] in connection with [**] or [**].

     5.5  COOPERATION

          Each Party shall cooperate with the other Party in obtaining any [**] for which the other Party has responsibility under SECTION 6.4(A), including [**], provided that nothing in this Section shall be interpreted to change [**] as otherwise described in this Agreement.

6. FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES

     6.1  SERVICE FACILITIES

          (a) SERVICE FACILITIES. The Services shall be provided at or from (i) the AT&T Facilities described on SCHEDULE N.1, (ii) the service locations owned or leased by Supplier or Supplier's Affiliates or Subcontractors and described on SCHEDULE N.2 or (iii) any other service location approved by Supplier and AT&T.

          (b) AT&T FACILITIES. AT&T shall provide Supplier with the use of and access to the AT&T Facilities (or equivalent space) described in SCHEDULE N.1 for the Term solely as necessary for Supplier to perform the Services. All AT&T owned or leased assets provided for the use of Supplier under this Agreement shall remain in AT&T Facilities unless AT&T otherwise agrees. In addition, [**] Supplier shall [**]. Supplier [**] under this Agreement. AT&T shall [**]. EXCEPT AS OTHERWISE SET FORTH HEREIN, [**].

          (c) FURNITURE, FIXTURES AND EQUIPMENT. The office facilities provided by AT&T for the use of Supplier Personnel will be generally comparable to the office space occupied by (i) the AT&T Personnel prior to the Commencement Date or (ii) the then-standard office space occupied by similarly situated AT&T employees; provided, however, that the office space provided by AT&T [**]. Such Supplier Personnel shall be permitted to use office furniture, fixtures, standard desktops or laptops, phones and incidental office equipment provided by AT&T (the "AT&T-PROVIDED OFFICE EQUIPMENT"), which shall be [**] as of the Commencement Date. AT&T shall upgrade, update, maintain and replace the AT&T-Provided Office Equipment in the same manner as similar equipment


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    AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

               used by (i) the AT&T Personnel prior to the Commencement Date and
               (ii) similarly situated AT&T employees. Supplier shall [**] all other office furniture, fixtures and equipment needed by Supplier or Supplier Personnel to provide the Services at the AT&T Facilities, and for all upgrades, replacements and additions to such AT&T-Provided Office Equipment; provided that such furniture and fixtures must be [**] by AT&T and meet AT&T's then-current standards. Supplier Personnel using the office facilities provided by AT&T will be accorded reasonable access to the communications wiring in such facilities (including fiber, copper and wall jacks) and the use of certain shared office equipment and services, such as photocopiers, local and long distance telephone service for AT&T-related (domestic U.S.A) calls, telephone handsets, mail service, office support service (e.g., janitorial) heat, light, and air conditioning; provided that such access and usage shall be solely for and in connection with the provision of Services by such Supplier Personnel; and provided further that Supplier shall [**] if and to the extent [**]. Supplier shall [**]. EXCEPT AS OTHERWISE PROVIDED, [**].

          (d) SUPPLIER'S RESPONSIBILITIES REGARDING [**]. To the extent any Equipment provided or used by Supplier or Supplier Personnel is connected directly to [**], such Equipment shall be (i) subject to [**] by AT&T, (ii) in strict compliance with [**] and (iii) in strict compliance with [**]. Supplier shall not [**]. Supplier's interconnections to [**] under this Agreement shall be governed by the terms and conditions of the [**]. The definition of "[**]" under the [**] shall be deemed to include this Agreement and the definition of "[**]" under the [**] shall be deemed to include [**]. Immediately upon executing and delivering this Agreement, the Parties shall execute and deliver a [**] under this Agreement.

          (e)  SUPPLIER'S RESPONSIBILITIES. Except as provided in SECTIONS (A),
               (B) and (C) and SECTION 6.5, Supplier shall be responsible for providing all furniture, fixtures, Equipment, space and other facilities required to perform the Services and all upgrades, improvements, replacements and additions to such furniture, fixtures, Equipment, space and facilities. Without limiting the foregoing, Supplier shall (i) provide all maintenance, site management, site administration and similar services for the Supplier Facilities, and (ii) provide uninterrupted power supply services for the designated Software, Equipment, Systems and facilities at the Supplier Facilities.

          (f) PHYSICAL SECURITY. AT&T is responsible for the physical security of the AT&T Facilities; provided, that Supplier shall be responsible for the safety and physical access and control of the areas that Supplier is using in performing the Services and Supplier shall not permit any person to have access to, or control of, any such area unless such access or control is permitted in accordance with control procedures approved by AT&T or any higher standard agreed to by AT&T and


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                      RESTRICTED - PROPRIETARY INFORMATION
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    AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

               Supplier. Supplier shall be solely responsible for compliance by Supplier Personnel with such control procedures, including obtaining advance approval to the extent required.

          (g) SECURITY. Except as provided in SECTION 6.1(F), Supplier shall maintain and cause Supplier Personnel to adhere to the operational, safety and security standards, requirements and procedures then in effect at the AT&T Facilities described in
               SECTION 6.1(A), as such standards, requirements and procedures may be modified by AT&T, and notified to Supplier in writing (including through access to appropriate website(s)), from time to time.

          (h) EMPLOYEE SERVICES. Subject to applicable security requirements, AT&T will permit Supplier Personnel to use certain employee facilities [**] at the AT&T Facilities that are [**]. The employee facilities in question and the extent of Supplier Personnel's permitted use shall be specified in writing by AT&T and shall be subject to modification [**]. Supplier Personnel will not be permitted to use employee facilities designated by AT&T [**].

          (i) USE OF AT&T FACILITIES. Unless Supplier obtains AT&T's prior written agreement, which may be withheld by AT&T in its sole discretion, Supplier shall use the AT&T Facilities, and the Equipment and Software located therein, [**] to AT&T and the Eligible Recipients. AT&T reserves the right, upon [**], or such shorter time as AT&T may be required by Law, to relocate an AT&T Facility from which the Services are then being provided by Supplier to another geographic location; provided that, in such event, [**]. In such event, AT&T shall [**]; provided that Supplier notifies AT&T of such [**], obtains AT&T's approval prior to [**]; and uses commercially reasonable efforts to [**]. AT&T also reserves the right to direct Supplier to [**] provided by Supplier and to thereafter [**]. In such event, AT&T shall [**], including, if applicable, [**]; provided that [**] in this Agreement and that Supplier notifies AT&T of such [**], obtains AT&T's approval prior to [**].

          (j) CONDITIONS FOR RETURN. If Supplier desires to no longer utilize the AT&T Facilities as contemplated by SECTION 6.1 or are otherwise no longer required for performance of the Services, Supplier shall notify AT&T as soon as practicable and Supplier shall vacate and return such AT&T Facilities (including any improvements to such facilities made by or at the request of Supplier) to AT&T in substantially the same condition as when such facilities were first provided to Supplier, subject to reasonable wear and tear and any improvements to such facilities made by or at the request of Supplier; provided, however, that Supplier shall not be responsible for the acts of AT&T or its personnel or subcontractors (other than Supplier and its Subcontractors and Affiliates) causing damage to such facilities.


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    AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

          (k) NO VIOLATION OF LAWS. Supplier shall (i) treat, use and maintain the AT&T Facilities in a reasonable manner, and (ii) ensure that neither Supplier nor any of its Subcontractors commits, and use all reasonable efforts to ensure that no third party commits, any act in violation of any Laws in such Supplier-occupied AT&T Facility or any act in violation of AT&T's insurance policies or in breach of AT&T's obligations under the applicable real estate leases in such Supplier-occupied AT&T Facilities (in each case, to the extent Supplier has received notice of such insurance policies or real estate leases or should reasonably be expected to know of such obligations or limitations).

     6.2  USE OF SUPPLIER FACILITIES

          During the term of this Agreement, Supplier will provide to AT&T [**]
          (i) reasonable use of Supplier facilities at Supplier sites where the Services are being performed and (ii) access to reasonable work/conference space at Supplier sites where the Services are being performed, for the conduct of AT&T's activities related to this Agreement.

     6.3  AT&T RULES/EMPLOYEE SAFETY

          (a) AT&T RULES AND COMPLIANCE. In performing the Services and using the AT&T Facilities, Supplier shall observe and comply, and shall cause all Supplier Personnel to comply, with all AT&T policies, rules and regulations applicable to AT&T Facilities or the provision of the Services, including those set forth on SCHEDULE
               D.3 and those applicable to specific AT&T Sites, all as have been provided to Supplier in writing (collectively, "AT&T RULES"). AT&T agrees that, by the Commencement Date, AT&T will fully inform Supplier of, and provide to Supplier, the AT&T Rules. Supplier shall be responsible for the promulgation and distribution of AT&T Rules to Supplier Personnel as and to the extent necessary and appropriate. Additions or modifications to the AT&T Rules shall be communicated by AT&T in writing to Supplier or Supplier Personnel or may be made available to Supplier or Supplier Personnel by posting at an AT&T Facility, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors. Supplier and Supplier Personnel shall observe and comply with such additional or modified AT&T Rules. To the extent that any such additions or modifications increase Supplier's aggregate costs in performing the Services or Supplier's responsibilities hereunder by more than [**] percent ([**]%), the Parties will address such impact through the provisions applicable to New Services under SECTION 11.5.

          (b) SAFETY AND HEALTH COMPLIANCE. Supplier and Supplier Personnel shall familiarize themselves with the premises and operations at each AT&T Site or Facility at or from which Services are rendered and the AT&T Rules applicable to each such Site. Supplier and Supplier Personnel shall observe and comply


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      distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

               with the OSHA regulations, all applicable safety and environmental Laws, all industrial insurance, security and health regulations and all other Laws applicable to the use of each AT&T Facility or Site or the provision of the Services as the same may be communicated by AT&T in writing to Supplier or may be made available to Supplier or Supplier Personnel by posting at an AT&T Facility, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors. Supplier shall be responsible for ensuring Equipment, Software, Systems and Services for which it is financially and operationally responsible comply with such Laws and shall be responsible for any acts or omissions of Supplier Personnel in contravention of such Laws. Supplier and Supplier Personnel also shall observe and comply with all AT&T Rules with respect to safety, health, security, industrial insurance and the environment and shall take all commercially reasonable precautions to avoid injury, property damage, spills or emissions of hazardous substances, materials or waste, and other dangers to persons, property or the environment. To the extent required by AT&T, Supplier Personnel shall receive prescribed training prior to entering certain AT&T Sites or Facilities.

     6.4  SOFTWARE.

          (a)  Financial Responsibility.

               (i) AT&T shall be responsible for the costs of [**] associated with Supplier's (and such Subcontractors described on SCHEDULE C.2 as of the Effective Date, but not other Subcontractors later added to SCHEDULE C.2) provision of the Services described in this Agreement with respect to Third-Party Software identified in SCHEDULES A and E. AT&T shall be responsible for [**] on or after the Commencement Date associated with [**] used to provide the Services. Notwithstanding the foregoing, AT&T's responsibility for [**] shall be limited to [**].

               (ii) Except as set forth in SECTION 6.4(A)(I) or otherwise set forth in this Agreement, Supplier shall be [**] on or after the Commencement Date (or, if later, the date on which Supplier assumes responsibility for the related Services in accordance with the Transition Plan), including [**] for which Supplier has responsibility under SECTION 6.4(A) [**].

               (iii) Except as set forth in SECTION 6.4(A)(I), Supplier shall
                    [**] on or after the Commencement Date (or, if later, the date on which Supplier assumes responsibility for the related Services in accordance with the Transition Plan) [**].


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

          (b) OPERATIONAL RESPONSIBILITY. With respect to any Software and related Third-Party Contracts for which Supplier is operationally responsible under SCHEDULES D, Supplier shall be responsible for
               (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Software and related Third Party Contracts;
               (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Software and related Third Party Contracts (including upgrades, enhancements, new versions or new releases of such Software); (iii) the performance, availability, reliability, compatibility and interoperability of such Software, each in accordance with this Agreement, [**]; (iv) the compliance with and performance of all operational, administrative and contractual obligations specified in such licenses and contracts; (v) the administration and exercise as appropriate of all rights available under such licenses and agreements; and (vi) [**] under such Software licenses [**] under this SECTION 6.4(B) (except to the extent that such failure [**] under this Agreement).

          (c)  Reserved

          (d) RIGHTS UPON EXPIRATION/TERMINATION. Before Supplier uses any Third Party Software or related Third Party Contracts (including maintenance and support agreements for Software), other than Third Party Software provided by AT&T to perform the Services, Supplier shall use all commercially reasonable efforts to (i) obtain for AT&T, the Eligible Recipients and AT&T's designees the license, sublicense, assignment and other rights specified or described in SECTIONS 6.9 and 14.7(C), (ii) ensure that [**],
               (iii) ensure that [**] to Supplier, and at least sufficient for the [**] the Services, as well as the [**], (iv) ensure that [**] of this Agreement [**], and (v) ensure that the rights of AT&T, the Eligible Recipients and AT&T's designees in such Third Party Software and Third-Party Contracts are [**] of this Agreement. If Supplier is [**], it shall notify AT&T [**]. Supplier and AT&T shall [**]. Supplier shall not [**]. If Supplier [**]. If AT&T [**], and Supplier [**], then Supplier [**].

          (e) EVALUATION OF THIRD-PARTY SOFTWARE. In addition to its obligations under SECTION 6.4(A) and (B) and in order to facilitate AT&T's control of architecture, standards and plans pursuant to SECTION 9.5, Supplier shall use all commercially reasonable efforts to evaluate any Third-Party Software selected by or for AT&T to determine whether such Software will adversely affect AT&T's environment and/or Supplier's ability to provide the Services. Supplier shall complete and report the results of such evaluation to AT&T within thirty (30) days of its receipt of AT&T's request; provided, that Supplier shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation.


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      distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

          (f) [**]. With respect to all products and services procured by Supplier [**] during the course of performing the Services, Supplier shall use all commercially reasonable efforts to [**] such products and services (including [**]) except to the extent otherwise agreed by AT&T. If Supplier [**], it shall [**].

     6.5  RESERVED

     6.6  THIRD PARTY CONTRACTS.

          (a) FINANCIAL RESPONSIBILITY. In addition to the Third-Party Contracts identified in SECTIONS 6.4 and 6.5, Supplier shall be responsible for [**] on or after the Commencement Date (or, if later, the date on which Supplier assumes responsibility for the related Services in accordance with the Transition Plan) associated with [**], and for which AT&T does not have financial responsibility pursuant to SCHEDULE D.1. Supplier also shall be responsible for [**] on or after the Commencement Date associated with new, substitute or replacement Third-Party Contracts used to provide the Services, and for which AT&T does not have [**] pursuant to SCHEDULE D.1.

          (b) OPERATIONAL RESPONSIBILITY. With respect to the Third-Party Contracts identified in SECTION 6.6(A), and the services and products provided thereunder, Supplier shall, unless otherwise provided in SCHEDULE D, be responsible for (i) the evaluation, procurement, use, support, management, administration, operation and maintenance of such Third-Party Contracts and any new, substitute or replacement Third-Party Contracts; (ii) the performance, availability, reliability, compatibility and interoperability of such Third-Party Contracts and the services and products provided thereunder; (iii) the compliance with and performance of any operational, administrative or contractual obligations imposed on AT&T or Supplier under such Third-Party Contracts, including nondisclosure obligations; (iv) the administration and exercise as appropriate of all rights available under such Third-Party Contracts; and (v) [**] obligations under this SECTION 6.6.

          (c) RIGHTS UPON EXPIRATION/TERMINATION. With respect to [**] to be used to provide the Services other than Third Party Contracts provided by AT&T, Supplier shall use all commercially reasonable efforts to (i) [**] the rights specified in SECTION 4.3(B)(VI),
               (ii) ensure that the granting of such rights [**], (iii) ensure that [**] to Supplier and [**] and (iv) ensure that [**]. If Supplier is [**]. If AT&T [**], then Supplier shall [**].

          (d) TELECOMMUNICATION/IP SERVICES. To the extent Supplier uses telecommunication services or IP-based services (e.g., IP bandwidth) in


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

               connection with the provision of the Services or the performance of the other obligations under this Agreement [**], provided, further, however, Supplier will [**].

          (e) [**]. With respect to all [**] services procured by Supplier [**] during the course of performing the Services, Supplier shall use all commercially reasonable efforts to [**] except to the extent otherwise agreed by AT&T. If Supplier is unable to [**]. If AT&T [**], then Supplier shall [**].

     6.7  ASSIGNMENT OF THIRD-PARTY CONTRACTS

          (a) ASSIGNMENT AND ASSUMPTION. On and as of the Commencement Date, AT&T shall assign to Supplier, and Supplier shall assume and agree to perform all obligations related to, any Third-Party Contracts listed in SCHEDULE C. AT&T and Supplier shall execute and deliver a mutually satisfactory assignment and assumption agreement with respect to such leases, licenses and agreements, evidencing the assignment and assumption provided for herein. AT&T represents and warrants that (i) it is not in default under such licenses, leases and Third-Party Contracts, (ii) all payments thereunder through the date of assignment are current,
               (iii) no payments or charges (including deferred payments) shall be payable by Supplier to AT&T (or such third-party contractor) for benefits or services received by AT&T under such licenses, leases and Third-Party Contracts prior to the date of assignment and (iv) it is not aware of any defaults with respect to such license, leases and Third-Party Contracts.

          (b) ITEMS NOT ASSIGNABLE BY COMMENCEMENT DATE. With respect to any such Third-Party Contracts that cannot, as of the Commencement Date, be assigned to Supplier without breaching their terms or otherwise adversely affecting the rights or obligations of AT&T or Supplier thereunder, the performance obligations shall be deemed to be subcontracted or delegated to Supplier (but only to the extent not prohibited under the terms and conditions of such Third Party Contract) until any requisite consent, notice or other prerequisite to assignment can be obtained, given or satisfied by Supplier. It is understood that, from and after the Commencement Date, Supplier, as a subcontractor or delegatee, shall be financially and operationally responsible for such Third-Party Contracts. Supplier shall use commercially reasonable efforts to satisfy the consent, notice or other prerequisites to assignment and, upon Supplier doing so, Third-Party Contracts shall immediately be assigned and transferred to and assumed by Supplier.

          (c) NON-ASSIGNABLE ITEMS. If, after Supplier using all commercially reasonable efforts for a reasonable period of time, a Third-Party Contract still cannot be assigned without breaching its terms or otherwise adversely affecting the rights or obligations of AT&T or Supplier thereunder, the Parties shall take such


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

               actions and execute and deliver such documents as may be necessary to cause the Parties to realize the practical effects of the allocation of responsibilities intended to be effected by this Agreement.

          (d) MODIFICATION AND SUBSTITUTION. Except as otherwise provided in this Agreement, Supplier may terminate, shorten or extend the Third-Party Contracts set forth on SCHEDULE C and may substitute or change suppliers relating to goods or services covered thereby; provided that, except as otherwise [**] under such Third-Party Contracts, (ii) shall [**]; (iii) shall [**] the Services; and (iv) [**], shall [**] applicable to Supplier [**]. Supplier's rights under the immediate preceding sentence are [**]. Supplier shall [**].

     6.8  LICENSE TO AT&T-OWNED SOFTWARE AND THIRD-PARTY SOFTWARE

          (a) LICENSE TO AT&T-OWNED SOFTWARE. As of the Commencement Date (or such later date on which Supplier assumes responsibility for the Services in question in accordance with the Transition Plan), AT&T hereby grants Supplier and, to the extent necessary for Supplier to provide the Services, to Subcontractors designated by Supplier that sign a written agreement with Supplier to be bound by all of the terms contained herein applicable to such Software (such agreement to include the terms specified in this SECTION 6.8(A) as well as those pertaining to the ownership of such Software and any derivative materials developed by the Parties, the scope and term of the license, the restrictions on the use of such Software, the obligations of confidentiality, etc.) a non-exclusive, non-transferable, royalty-free right and license during the term of this Agreement to access, use, operate, copy and store the AT&T-Owned Software for the express and sole purpose of providing the Services. Except as is required for Supplier to perform the Services in relation to the AT&T-Owned Software, Supplier shall have no right to use the source code to such AT&T-Owned Software unless and to the extent approved in advance by AT&T. AT&T-Owned Software shall remain the sole and exclusive property of AT&T. Supplier and its Subcontractors shall not (i) use any AT&T-Owned Software for the benefit of any person or Entity other than AT&T or the Eligible Recipients, (ii) except as is required for Supplier to perform the Services in relation to the AT&T-Owned Software, separate or uncouple any portions of the AT&T-Owned Software, in whole or in part, from any other portions thereof or (iii) except as is required for Supplier to perform the Services in relation to the AT&T-Owned Software, reverse assemble, reverse-engineer, translate, disassemble, decompile or otherwise attempt to create or discover any source or human-readable code, underlying algorithms, ideas, file formats or programming interfaces of the AT&T-Owned Software by any means whatsoever, without the prior approval of AT&T, which may be withheld at AT&T's sole discretion. Except as otherwise requested or approved by AT&T, Supplier and its Subcontractors shall cease all use of AT&T-Owned Software upon the expiration or termination of this


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                     companies except by written agreement.

                                                Agreement Number: 20070319.002.C

               Agreement and the completion of any Termination Assistance Services requested by AT&T pursuant to SECTION 4.3 and shall certify such cessation to AT&T in a notice signed by an officer of Supplier and each applicable Subcontractor. [**].

          (b) LICENSE TO THIRD-PARTY SOFTWARE. Subject to each party [**], AT&T hereby grants to Supplier, for the sole purpose of performing the Services and solely to the extent of AT&T's underlying rights, the same rights of access and use as AT&T possesses under the applicable software licenses with respect to AT&T-licensed Third-Party Software. AT&T shall provide Supplier with such rights to the AT&T-licensed Third-Party Software sufficient for the Supplier Personnel [**]. Supplier shall notify AT&T of the existence of, [**], provided that Supplier may request, and AT&T also shall grant such rights to [**]; provided that, Supplier shall [**]. Supplier and its Subcontractors shall comply with the duties, including use restrictions and those of nondisclosure, imposed on AT&T by such licenses. In addition, [**] all of the terms contained herein [**] to include the terms specified in this SECTION 6.8(B) as well as those pertaining to the ownership of such Software [**]. Except as otherwise requested or approved by AT&T (or the relevant licensor), Supplier and its Subcontractors shall cease all use of such Third Party Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by AT&T pursuant to SECTION 4.3. [**].

     6.9  LICENSE TO SUPPLIER-OWNED MATERIALS AND THIRD-PARTY SOFTWARE

          As of the Commencement Date (or such later date on which Supplier assumes responsibility for the Services in question in accordance with the Transition Plan) and continuing through the Term and any period of performance of Termination Assistance Services, Supplier hereby grants to AT&T and the Eligible Recipients, at no additional charge, a non-exclusive, royalty-free right and license to access and/or use the Supplier-Owned Materials used in connection with the performance of the Services and, [**], the Third-Party Software as to which Supplier holds the license or for which Supplier is financially responsible under this Agreement (including related documentation, methodology and tools and all modifications, replacements, Upgrades, enhancements, improvements, methodologies, tools, documentation, materials and media related thereto), to the extent necessary to (i) receive the full benefit of the Services, (ii) perform or have performed services of the nature of the Services, including in-scope processes and services,
          (iii) monitor, access, interface with or use the Materials then being used in the performance of the Services, and (iv) perform or have performed ancillary services and functions, including related information technology services and functions; provided, however, that prior to an AT&T Third-Party Contractor being provided access to Supplier-Owned Materials for any such purpose, such AT&T Third-Party Contractor shall first enter into a non-disclosure agreement with Supplier, in form substantially as set forth in EXHIBIT 6. Supplier-Owned Materials shall remain the sole and exclusive


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

          property of Supplier. The provisions of this SECTION 6.9 are subject to any amendment the Parties may enter into pursuant to SECTIONS 14.2 and 14.3. For the avoidance of doubt, provision is made in SECTION
          14.7 for continuing rights and licenses to access and use following termination of this Agreement.

     6.10 NOTICE OF DEFAULTS

     AT&T and Supplier shall promptly inform the other Party in writing of any breach of, or misuse or fraud in connection with, any Third-Party Contract, Equipment Lease or Third-Party Software license used in connection with the Services of which it becomes aware and shall cooperate with the other Party to prevent or stay any such breach, misuse or fraud.

7.   SERVICE LEVELS

     7.1  GENERAL

          Supplier shall perform the Services so as to meet or exceed the Service Levels set forth in SCHEDULE F. If more than one Service Level applies to any particular obligation of Supplier, Supplier shall perform in accordance with the most stringent such Service Levels. Supplier shall be responsible for meeting or exceeding the applicable Service Levels even where doing so is dependent on the provision of Services by Subcontractors, AT&T employees or, except as otherwise provided in the Policy and Procedures Manual, provided that nothing in the foregoing shall be interpreted to prevent the application of
          SECTION 10.2.

     7.2  SERVICE LEVEL [**]

          Supplier recognizes that AT&T is paying Supplier [**]. The service levels required of Supplier include [**]set forth in SCHEDULE F ("SERVICE LEVELS"). [**], then Supplier [**] specified in SCHEDULE F ("[**]") in [**]. Under no circumstances shall [**]. However, if AT&T [**], Supplier shall be entitled to [**].

     7.3  PROBLEM ANALYSIS

          If Supplier fails to provide Services in accordance with the Service Levels and this Agreement, Supplier shall (after restoring service or otherwise resolving any immediate problem): (i) promptly investigate and report on the causes of the problem; (ii) provide a Root Cause Analysis of such failure as soon as practicable, after such failure or AT&T's request; (iii) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable; (iv) advise AT&T of the status of remedial efforts being undertaken with respect to such problem; and (v) demonstrate to AT&T's reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis. To the extent that [**], Supplier shall, in addition to its other obligations under this Agreement, [**]. Supplier shall [**]; provided that, [**], Supplier shall [**] and shall notify AT&T [**].


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

     7.4  MEASUREMENT AND MONITORING

          Except for Service Levels that AT&T chooses to measure and monitor itself, Supplier shall, [**], implement measurement and monitoring tools and metrics as well as standard reporting procedures, all acceptable to AT&T, to measure and report Supplier's performance of the Services against the applicable Service Levels. AT&T [**]shall have [**]. Supplier shall [**]. Supplier also shall [**] by Supplier [**]. AT&T shall [**] with their use.

     7.5  [**].

          (a) [**]. Within sixty (60) days after the Commencement Date, Supplier shall [**] to be provided under this Agreement in accordance with [**] and shall [**] shall thereafter [**] hereunder. Thereafter, Supplier shall [**] and procedures specified in [**]. Supplier shall be [**] pursuant to this
               SECTION 7.5(A).

          (b) [**], AT&T may [**] AT&T or such other party as AT&T may select. [**], Supplier shall [**].

          (c) [**] pursuant to SECTION 7.5(A) or (B) [**], Supplier shall [**]. AT&T and Supplier shall [**]; provided, that the [**]. Supplier's [**] Supplier and the [**] shall be completed. Following [**], Supplier will [**].

     7.6  NOTICE OF POTENTIAL MATERIAL ADVERSE IMPACT

          If Supplier [**] under this Agreement or any other [**], or (ii) that has [**] Supplier shall [**] and Supplier and AT&T shall [**].

8.   PERSONNEL

     8.1  RESERVED

     8.2  RESERVED

     8.3  DESIGNATED SUPPLIER PERSONNEL

          (a)  [**] Designated Supplier Personnel.

               (i)  [**] DESIGNATED SUPPLIER PERSONNEL [**].

               (ii) Supplier shall [**]. Supplier shall [**], shall provide
                    [**], and shall provide [**] as may be reasonably requested by AT&T. If AT&T objects to the proposed assignment, the Parties shall attempt in good


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

                    faith to resolve AT&T's concerns on a mutually agreeable basis. If the Parties [**].

               (iii) AT&T may [**] under this Agreement [**].

          (b) [**] DESIGNATED SUPPLIER PERSONNEL. Supplier shall [**] under this Agreement. In the event [**], Supplier shall [**]. Supplier shall [**] in accordance with SECTION 8.3(A)(II) and [**] under this Agreement. [**].

          (c)  [**]. Supplier will [**].

     8.4  RESERVED

     8.5  [**].

     8.6  [**] DESIGNATED SUPPLIER PERSONNEL

          [**], and Supplier Personnel [**] the extent to which Supplier has [**] under this Agreement; [**]. AT&T shall [**] identified above [**].

     8.7  SUPPLIER PERSONNEL ARE NOT AT&T EMPLOYEES

          Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be construed as making AT&T or Supplier partners, joint venturers, principals, joint employers, co-employers, agents or employees of or with the other. No officer, director, employee, agent, Affiliate, contractor or subcontractor retained by Supplier to perform work on AT&T's behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of AT&T for any purpose. Supplier, not AT&T, has the right, power, authority and duty to supervise and direct the activities of the Supplier Personnel and to compensate such Supplier Personnel for any work performed by them on AT&T's behalf pursuant to this Agreement. Supplier, and not AT&T, shall be responsible and therefore solely liable for all acts and omissions of Supplier Personnel.

     8.8  REPLACEMENT, QUALIFICATIONS AND RETENTION OF SUPPLIER PERSONNEL

          (a) SUFFICIENCY AND SUITABILITY OF PERSONNEL. Supplier shall assign (or cause to be assigned) sufficient Supplier Personnel to provide the Services in accordance with this Agreement and such Supplier Personnel shall possess suitable competence, ability and qualifications and shall be properly educated and trained for the Services they are to perform.

          (b) REQUESTED REPLACEMENT. In the event that AT&T determines that the continued assignment to AT&T of any Supplier Personnel (including Designated Supplier


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                                                Agreement Number: 20070319.002.C

               Personnel) is not in the best interests of AT&T, then AT&T shall give Supplier notice to that effect requesting that such Supplier Personnel be replaced. Promptly after its receipt of such a request by AT&T, the Parties will discuss in good faith appropriate corrective measures designed to address AT&T's concerns (such agreement not to be unreasonably withheld by either Party), which shall commence [**] days after the Parties begin to discuss corrective measures. If: (i) [**] days after the commencement of agreed-upon corrective measures, the Parties are unable to agree that the corrective measurements have resolved the problem; or (ii) at any time, if AT&T reasonably believes such Supplier Personnel will create legal liability to AT&T or an Eligible Recipient, Supplier shall, upon AT&T's request, replace (or cause to be replaced) as promptly as possible such Supplier Personnel with an individual of suitable ability and qualifications, without cost to AT&T. Nothing in this provision shall operate or be construed to limit Supplier's responsibility for the acts or omission of the Supplier Personnel.

          (c) [**] DATA. If AT&T determines that [**], Supplier shall [**]. Notwithstanding [**], Supplier shall [**].

          (d)  [**]. With respect to [**], Supplier shall [**].

          (e) [**] PERFORMING SERVICES [**]. Supplier shall require that all Supplier Personnel who are, or who are expected to be, engaged in the performance of Services to AT&T or the Eligible Recipients execute a non-disclosure agreement with Supplier with terms no less protective of AT&T's Proprietary Information as provided under this Agreement. [**] to perform services [**]. For the purposes of the foregoing, [**]. From time to time, and in any event upon [**], Supplier shall [**]. Upon [**] from time to time, Supplier shall [**], and Supplier shall [**] pursuant to the foregoing sentence.

          (f) [**] EMPLOYEES. [**] to provide Services [**]; provided that [**]. Supplier will [**]. To the extent that [**], the Party will notify the other Party and Supplier will [**]. AT&T shall [**].

     8.9  CONDUCT OF SUPPLIER PERSONNEL

          (a) CONDUCT AND COMPLIANCE. While at AT&T Sites, Supplier Personnel shall (i) comply with the AT&T Rules and other rules and regulations regarding personal and professional conduct generally applicable to personnel at such AT&T Sites (and communicated orally or in writing to Supplier or Supplier Personnel or made available to Supplier or Supplier Personnel by conspicuous posting at a AT&T Facility, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors), (ii) comply with


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                                                Agreement Number: 20070319.002.C

               reasonable requests of AT&T personnel pertaining to personal and professional conduct and (iii) otherwise conduct themselves in a businesslike manner.

          (b) IDENTIFICATION OF SUPPLIER PERSONNEL. All Supplier Personnel shall clearly identify themselves as Supplier Personnel and not as employees of AT&T. This shall include any and all communications, whether oral, written or electronic. Each Supplier Personnel shall wear a badge indicating that he or she is not an employee of AT&T.

          (c) RESTRICTION ON MARKETING ACTIVITY. Except for marketing representatives designated in writing by Supplier to AT&T, none of the Supplier Personnel shall conduct any marketing activities at AT&T, other than, subject to SECTION 13.4, reporting potential marketing opportunities to Supplier's designated marketing representatives.

     8.10 SUBSTANCE ABUSE

          Supplier shall immediately remove (or cause to be removed) any Supplier Personnel who is known to be or reasonably suspected of engaging in substance abuse while on a AT&T Site, in a AT&T vehicle or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia or, to the extent not permitted on AT&T Sites, alcohol or the misuse of prescription or non-prescription drugs. Supplier represents and warrants that it has and will maintain a substance abuse policy and that such policy will be applicable to all Supplier Personnel performing Services under this Agreement. Supplier represents and warrants that it shall require its Subcontractors and Affiliates providing Services to have and maintain such policy and practices and to adhere to this provision.

     8.11 UNION AGREEMENTS

          Supplier shall provide AT&T not less than ninety (90) days' notice of the expiration of any collective bargaining agreement with unionized Supplier Personnel if the expiration of such agreement or any resulting labor dispute could potentially interfere with or disrupt the business or operations of AT&T or an Eligible Recipient or impact Supplier's ability to timely perform its duties and obligations under this Agreement, provided that such obligation to notify shall not limit Supplier's obligation to perform the Services or its other obligations under this Agreement.

     8.12 LABOR DISPUTES

          (a) Supplier understands that the performance, during a labor dispute between AT&T and the union(s) representing AT&T's employees, of work ordinarily performed by said employees, may result in Supplier's being viewed as a legal


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                                                Agreement Number: 20070319.002.C

               ally of AT&T under the labor laws of the United States, as a consequence of which Supplier and Supplier's business premises may be lawfully subjected to picketing, handbilling or other forms of communication to the public by striking employees of AT&T, or their union representatives.

          (b) In the event of a labor dispute between AT&T and the union(s) representing AT&T Personnel, AT&T may [**], including the [**] the commencement of a labor dispute. Where AT&T [**] shall be reasonably [**] due to the labor dispute shall [**], as provided in SCHEDULE I.

          (c) The rights and obligations of the Parties under this SECTION 8.12 are [**] their respective rights under SECTIONS 21.1, 21.9 and 18.2.

9.   SUPPLIER RESPONSIBILITIES

     9.1  POLICY AND PROCEDURES MANUAL

          (a) DELIVERY AND CONTENTS. [**], Supplier shall deliver to AT&T for its review, comment and approval (i) an outline of the topics to be addressed in the Policy and Procedures Manual within [**] days after the Effective Date, and (ii) a final draft of the Policy and Procedures Manual [**] months after the Effective Date (the "POLICY AND PROCEDURES MANUAL"). At a minimum, the Policy and Procedures Manual shall include the topics and issues addressed in SCHEDULE D, PART 5 and the following:

               (i) a detailed description of the Services and the manner in which each will be performed by Supplier, including, as appropriate (A) the Equipment, Software and Systems to be used; (B) documentation (e.g., operations manuals, specifications and disaster recovery plans) providing further details regarding such Services; and (C) the specific activities to be undertaken by Supplier in connection with each Service, including the direction, supervision, monitoring, staffing, reporting and planning activities to be performed by Supplier under this Agreement;

               (ii) the procedures for AT&T/Supplier interaction and
                    communication, including, as appropriate (i) call lists;
                    (ii) procedures for and limits on direct communication between Supplier and AT&T personnel; (iii) problem management and escalation procedures; (iv) activity prioritization procedures; (v) disaster recovery testing;
                    (vi) quality assurance procedures and checkpoint reviews; and (vii) financial objectives, budgets, and performance goals; and


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                                                Agreement Number: 20070319.002.C

               (iii) practices and procedures addressing such other issues and matters as AT&T shall reasonably require.

               Supplier shall [**]. Until such [**], Supplier shall [**] prior to the Commencement Date.

          (b) REVISION AND MAINTENANCE. Supplier shall incorporate any reasonable comments or suggestions of AT&T into the Policy and Procedures Manual and shall deliver a final revised version to AT&T [**] days of its receipt of such comments and suggestions for AT&T's approval. The Policy and Procedures Manual will be delivered and maintained by Supplier in hard copy and electronic formats and will be accessible electronically to AT&T information technology management and End Users in a manner consistent with AT&T's security policies.

          (c) COMPLIANCE. Supplier shall perform the Services in accordance with AT&T's then-current policies and procedures as communicated to Supplier in writing (including through access to appropriate website(s)) until the Policy and Procedures Manual is finalized and agreed upon by the Parties. Thereafter, Supplier shall perform the Services in accordance with the Policy and Procedures Manual. In the event of a conflict between the provisions of this Agreement and the Policy and Procedures Manual, the provisions of this Agreement shall control unless the Parties expressly agree otherwise and such agreement is set forth in the relevant portion of the Policy and Procedures Manual.

          (d) MODIFICATION AND UPDATING. Supplier shall promptly modify and update the Policy and Procedures Manual monthly to reflect changes in the operations or procedures described therein and to comply with AT&T's Strategic Decisions as described in SECTION
               9.5. Supplier shall provide the proposed changes in the manual to AT&T for review, comment and approval. To the extent any such change could (i) increase AT&T's total costs of receiving the Services; (ii) require material changes to AT&T facilities, systems, software or equipment; (iii) have a material adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services; or (iv) violate or be inconsistent with AT&T's Strategic Decisions. [**].


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                                                Agreement Number: 20070319.002.C

     9.2 GOVERNANCE. Supplier shall participate in, and fulfill its obligations under, SCHEDULE D, PART 4.

     9.3  REPORTS

          (a) REPORTS. Supplier shall provide AT&T with reports pertaining to the performance of the Services and Supplier's other obligations under this Agreement sufficient to permit AT&T to monitor and manage Supplier's performance ("REPORTS"). The Reports to be provided by Supplier shall include those described in SCHEDULE Q in the format and at the frequencies provided therein. In addition, from time to time, AT&T may identify additional Reports to be generated by Supplier and delivered to AT&T on an ad hoc or periodic basis. There shall [**]. The Reports [**].

          (b) BACK-UP DOCUMENTATION. As part of the Services, Supplier shall provide AT&T with such documentation and other information available to Supplier as may be reasonably requested by AT&T from time to time in order to verify the accuracy of the Reports provided by Supplier. In addition, Supplier shall provide AT&T with [**] this Agreement.

          (c) CORRECTION OF ERRORS. [**], Supplier shall promptly correct any errors or inaccuracies in or with respect to the Reports, the information or data contained in such Reports or other contract deliverables caused by Supplier or its agents, Subcontractors, Managed Third Parties or third-party product or service providers.

     9.4  QUALITY ASSURANCE

          (a) PROCESSES AND PROCEDURES. Supplier shall develop and implement quality assurance processes and procedures (including the procedures otherwise specified in this SECTION 9.4) to ensure that the Services are performed in an accurate and timely manner, [**]. Such procedures shall include verification, checkpoint reviews and other procedures for AT&T to assure the quality and timeliness of Supplier's performance. Supplier shall submit such processes and procedures to AT&T for its review, comment and approval within [**] days after the Effective Date. Upon AT&T's approval, such processes and procedures shall be included in the Policy and Procedures Manual. Prior to the approval of such processes and procedures by AT&T, Supplier shall adhere strictly to AT&T's then-current policies and procedures where Supplier has previously been advised of such policies and procedures by AT&T or such Eligible Recipient (including through access to appropriate website(s)). [**] with the Service Levels and other terms of this Agreement.


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                                                Agreement Number: 20070319.002.C

          (b) MATERIALS QUALITY. Supplier hereby agrees that Materials furnished hereunder by Supplier have or will have undergone or have or will have been subject to appropriate quality control measures and procedures, including quality process reviews or inspections prior to delivery to AT&T.

          (c) SUPPLIER PERFORMANCE PROGRAM. Both Parties hereby agree to participate in the Supplier Performance Program (hereinafter "PROGRAM") described below. The Program is a program to assist Supplier in self-identifying areas of deficiency that may develop in Supplier's performance as it relates to fulfilling its obligations under this Agreement. Participation in or use of, the Program does not negate or diminish Supplier's responsibilities as it relates to its requirements to perform its obligation as defined elsewhere in this Agreement nor does it negate, diminish or waive AT&T's rights or remedies as defined elsewhere in this Agreement. If there is a conflict between the Program and other sections of this Agreement, the other sections of the Agreement shall control.

               Supplier shall:

               (i) Continuously monitor its performance relative to certain measurable performance indices such as product performance, service performance and on-time delivery. Performance measurements collected for the purposes of the Program (hereinafter "DATA") will be defined by AT&T and communicated to Supplier from time to time.

               (ii) Collect and report to AT&T the Data relating to Supplier's performance as requested by AT&T. The Data must be entered by Supplier in AT&T's Supplier web site in a format that is designated by AT&T.

               (iii) Conduct a self-evaluation of its performance based on the analysis of the Data reported. In those areas where Supplier's performance deviates from [**], Supplier shall [**].

               (iv) Cooperate fully with AT&T's supplier performance management team to coordinate Supplier's activities as they relate to the Program. This includes participation in planning meetings, audits, feedback sessions and issue resolution.

               AT&T shall:

               (v) Define the Data requirements that Supplier will monitor and report.


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                                                Agreement Number: 20070319.002.C

               (vi) Provide Supplier with access to AT&T's supplier website [**]
                    for the purposes of entering Supplier's data.

               (vii) Generate Performance Reports summarizing the Data and provide Supplier with periodic feedback evaluating its performance. AT&T's supplier performance management team will assist Supplier in resolving any internal AT&T issues that may impact Supplier's performance.

          (d) SUPPLIER RECOMMENDATIONS. At least once each Contract Year, Supplier shall [**] make written recommendations to AT&T with respect to the efficiency and cost-effectiveness of the Services, including bringing to AT&T's attention any existing or planned promotional offerings of Supplier, Service upgrades or additional services that Supplier believes may be of value to AT&T or an Eligible Recipient, and recommending reconfigurations that optimize delivery of Services to Supplier efficiently and eliminate unwanted redundancy.

          (e) SAVINGS CLAUSE. Nothing contained in this SECTION 9.4 will diminish Supplier's obligation to deliver Materials in conformance to Supplier's warranty obligations under this Agreement.

     9.5  [**] STRATEGIC DECISIONS AND AUTHORITY

          (a) [**] STRATEGIC DECISIONS AND AUTHORITY. Notwithstanding any provision in this Agreement to the contrary, [**]. For purposes of the foregoing:

               (i)  Supplier shall [**]; provided, however, [**];

               (ii) [**], AT&T shall [**].

          (b) SUPPLIER SUPPORT. [**], Supplier shall provide assistance to AT&T, in (i) AT&T's making of Strategic Decisions, (ii) defining information technology architectures and standards and (iii) preparing long-term strategic information technology plans and short-term implementation plans for such environment. The assistance to be provided by Supplier shall include (i) active participation with AT&T representatives on permanent and ad-hoc committees and working groups addressing such issues; (ii) assessments of the then-current architectures, standards and systems; (iii) analyses of Strategic Decisions and/or architectures, standards and systems in light of business priorities, business strategies and competitive market forces identified by AT& T; and (iv) recommendations regarding architectures and platforms, software and hardware products, information technology strategies and directions and other enabling technologies. With respect to each recommendation, Supplier shall provide high-level estimates and analyses of the following: (i) cost projections and


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               cost/benefit analyses; (ii) the changes, if any, in the personnel and other resources required to operate and support the changed environment; (iii) the resulting impact on AT&T's information technology costs; (iv) the expected performance, quality, responsiveness, efficiency, reliability and other service levels; and (v) general plans and high-level projected time schedules for development and implementation.

          (c) [**] SUPPORT. As reasonably requested by AT&T [**] as part of its [**] process, Supplier shall assist AT&T [**], if any. In addition, on an annual basis, Supplier shall provide information to AT&T regarding opportunities to modify or improve the Services.

          (d)  SUPPLIER [**], AT&T shall [**]. Supplier shall (i) comply [**],
               (ii) [**] and (iii) [**].

     9.6  CHANGE MANAGEMENT

          (a) COMPLIANCE WITH CHANGE MANAGEMENT PROCEDURES. In making any Change, Supplier shall comply with the provisions of this SECTION
               9.6 and the procedures specified in SCHEDULE V (collectively, the "CHANGE MANAGEMENT PROCEDURES"). The Change Management Procedures shall be set forth in the Policy and Procedures Manual and shall further [**] and shall provide for use of the change control system and tools specified by AT&T. Prior to making any Change or using any new Software or Equipment to provide the Services, Supplier shall have verified that the change or item has been properly installed, is operating in accordance with its specifications, is performing its intended functions in a reliable manner and is compatible with and capable of operating as part of the AT&T environment.

          (b)  CHANGE COSTS.

               (i) SUPPLIER RESPONSIBILITY. Without limiting AT&T's right of approval under SECTION 9.6(C), unless otherwise specified in SCHEDULE D or expressly approved by AT&T, [**] associated with (i) the design, installation, implementation, testing and rollout of such Change, (ii) any modification or enhancement to, or substitution for, any impacted Services, Software, Equipment or System, (iii) any increase in the cost to AT&T of operating, maintaining or supporting any impacted Software, Equipment or System and (iv) subject to
                    SECTION 9.6(H), any increase in resource usage to the extent it results from a Change.

               (ii) AT&T CHANGES [**]. Without limiting the provisions of
                    SECTION 9.6(B)(I), in the event AT&T [**] under this Agreement and subject to the application of SECTION 9.6(I) below [**], AT&T shall [**].


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                    Supplier shall [**], which determination shall be made in
                    accordance with the provisions of SECTION 9.6(B)(II)(1), (2) and (3). If such assessment indicates [**], Supplier shall also [**] therefrom. The Parties shall discuss and modify such [**], as applicable. If AT&T [**], as applicable, Supplier shall [**] in accordance with [**]. If AT&T [**], Supplier shall [**] and the Parties shall [**] set forth in
                    ARTICLE 19. For purposes of the foregoing:

                    (1)  [**]. To the extent [**]:

                         i.   [**]; or

                         ii.  [**], including through [**],

                         [**];

                         there shall be [**].

                    (1) POTENTIAL CHARGE IMPACTING [**]. To the extent the [**] by Supplier that [**] shall be subject to [**], in accordance with SECTION 11.5 as if [**].

                    (1) DECREASED CHARGE [**]. To the extent the [**] Supplier, the Charges shall be [**].

          (c) [**]. Supplier shall [**] the Services; (ii) require material changes to AT&T facilities, systems, software, utilities, tools or equipment; (iii) require [**], (iv) have [**] as specified in
               SECTION 9.5 [**].

          (d) INFORMATION FOR EXERCISE OF STRATEGIC DECISIONS AUTHORITY. In order to facilitate AT&T's Strategic Decisions, architecture, standards and plans pursuant to SECTION 9.5, Supplier will provide AT&T with such information as AT&T shall reasonably require with respect to any such proposed Change. Such information shall include [**]. Such description shall include [**] of this Agreement [**].

          (e) TEMPORARY EMERGENCY CHANGES. Notwithstanding the foregoing, Supplier may make temporary Changes required by an emergency [**]. Supplier shall document and report such emergency changes to AT&T [**] after the change is made. Such Changes shall not be implemented on a permanent basis [**].

          (f) IMPLEMENTATION. Supplier will schedule and implement all Changes to be performed or provided by Supplier so as not to unreasonably
               (i) disrupt or adversely impact the business or operations of AT&T or the Eligible Recipients,


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               (ii) degrade the Services then being received by them or (iii)
               interfere with their ability to obtain the full benefit of the Services.

          (g) PLANNING AND TRACKING. The status of Changes will be appropriately monitored and tracked by Supplier against the applicable schedule and reported (including provision of advance notice) to AT&T on a periodic basis in accordance with the applicable implementation schedule.

          (h) COMPARISONS. For any System Change under this Agreement, Supplier shall, upon AT&T's request, perform a comparison at a reasonable and mutually agreed level of detail, between the amount of resources required by the affected Software or Equipment to perform a representative sample of the processing being performed for AT&T immediately prior to and immediately after the System Change. AT&T shall not be required [**].

          (i)  SYSTEM CHANGES.

               (i) APPLICATION SOFTWARE CHANGES BY SUPPLIER. In the case of System Changes consisting of Application Software modifications performed or provided by Supplier (whether under this Agreement or separate agreement between Supplier and AT&T),

                    (1) Changes identified by Supplier and expressly approved by AT&T shall, for purposes of this SECTION 9.6 be deemed a [**] request by AT&T pursuant to SECTION 9.6(B)(II), and

                    (1) other Changes shall, for purposes of this SECTION 9.6 be deemed a [**] that is the responsibility of Supplier pursuant to SECTION 9.6(B)(I).

               (ii) OTHER SYSTEM CHANGES. Changes to the System that impact the
                    Services other than Changes addressed in (i)(i) above shall be deemed and treated as [**] requests by AT&T pursuant to
                    SECTION 9.6(B)(II).

               (iii) IN-FLIGHT SYSTEM CHANGES. For the avoidance of doubt, the provisions of this SECTION 9.6(I) shall apply to in-flight System Changes underway as of the Effective Date.

     9.7  SOFTWARE CURRENCY

          (a) CURRENCY OF SOFTWARE. Subject to and in accordance with SECTIONS 6.4, 6.5, 9.5, 9.6, 9.7 and SCHEDULE I, Supplier agrees to maintain reasonable currency for all Software for which it is financially responsible under this Agreement and to provide maintenance and support for new releases and versions of Software for which it is operationally responsible. [**], (i) Supplier shall [**], and (ii)


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               Supplier shall [**]. AT&T shall [**], as contemplated in SECTION
               6.1(C). For the avoidance of doubt, Supplier shall [**] under this section with regard to the [**].

          (b) VALIDATION. Prior to installing a new Major Release of Software for which it is operationally and financially responsible under this Agreement, Supplier shall validate such Release to verify that it will perform in accordance with this Agreement and the architectures [**]. The validation performed by Supplier shall be [**] under such circumstances. For the avoidance of doubt, Supplier shall [**] under this section with regard to the [**].

          (c) PROVISION OF VALIDATION TO AT&T. Notwithstanding SECTION 9.7(A), Supplier shall provide to AT&T, prior to installing any Major Release for which it is operationally and financially responsible under this Agreement, the results of its validation of such Major Release. Supplier shall [**]. Supplier shall [**] and as otherwise required by this Agreement. For the avoidance of doubt, Supplier shall [**] under this section with regard to the [**].

     9.8  ACCESS TO [**]

          Upon AT&T's request, Supplier shall provide AT&T with [**] access to Supplier's [**].

     9.9  AUDIT RIGHTS

          (a) SUPPLIER RECORDS. Supplier shall, and shall cause its Subcontractors to, maintain complete and accurate records of and supporting documentation [**] all transactions, authorizations, Changes, implementations, soft document access, reports, analyses, data or information created, generated, collected, processed or stored by Supplier in the performance of its obligations under this Agreement ("CONTRACT RECORDS"). Supplier shall maintain such Contract Records in accordance with generally accepted accounting principles applied on a consistent basis and generally accepted auditing standards. Supplier shall retain all data and information (including AT&T Data and Contract Records)
               (i) in accordance with AT&T's record retention policy as it may be modified from time to time and provided to Supplier in writing; (ii) [**]; and (iii) as required by Laws.

          (b) OPERATIONAL AUDITS. Supplier shall, and shall cause its Subcontractors to, provide to AT&T [**] access at reasonable hours to Supplier Personnel, to the facilities at or from which Services are then being provided and to Supplier records and other pertinent information, all to the extent relevant to the Services and Supplier's obligations under this Agreement. Such access shall be provided for the purpose of [**]. Supplier shall [**] of this Agreement, Supplier shall [**] as a result thereof.


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          (c)  FINANCIAL AUDITS. During the term of this Agreement and for a period of [**] of this Agreement, Supplier shall, and shall cause its Subcontractors to, provide to AT&T (and internal and external auditors, inspectors, regulators and other representatives that AT&T may designate from time to time) access at reasonable hours to Supplier Personnel and to Contract Records and other pertinent information, all to the extent relevant to the performance of Supplier's obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections to [**] applicable legal, regulatory and contractual requirements. Supplier shall provide any assistance reasonably requested by AT&T or its designee in conducting any such audit and shall make requested personnel, records and information available during the term of this Agreement and thereafter, during the period specified in AT&T's records retention policy, as it may be modified from time to time. [**] in accordance with ARTICLE 18.3(D)(I), Supplier shall [**].

          (d) AUDIT ASSISTANCE. AT&T and certain Eligible Recipients may be subject to regulation by governmental bodies and other regulatory authorities under applicable laws, rules, regulations and contract provisions. If a governmental body or regulatory authority exercises its right to examine or audit AT&T's or an Eligible Recipient's books, records, documents or accounting practices and procedures pursuant to such laws, rules, regulations or contract provisions, Supplier shall provide all assistance requested by AT&T or the Eligible Recipient in responding to such audits or government requests for information to the extent such requests are related to the Services.

          (e)  GENERAL PROCEDURES.

               (i) [**], AT&T shall not be given access to (i) the proprietary information of other Supplier customers, (ii) Supplier locations that are not related to AT&T or the Services or
                    (iii) Supplier's internal costs, [**].

               (ii) In performing audits, AT&T shall endeavor to avoid
                    unnecessary disruption of Supplier's operations and unnecessary interference with Supplier's ability to perform the Services in accordance with the Service Levels.

               (iii) Following any audit, AT&T shall conduct (in the case of an internal audit), or request its external auditors or examiners to conduct, an exit conference with Supplier to obtain factual concurrence with issues identified in the review.

               (iv) AT&T shall be given adequate private workspace in which to perform an audit, plus access to photocopiers, telephones, facsimile machines,


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                    computer hook-ups and any other facilities or equipment
                    needed for the performance of the audit.

               Except as otherwise set forth below, external auditors examining Supplier's records shall not be [**]. Notwithstanding the foregoing, [**], AT&T shall [**], AT&T shall [**].

          (f) SUPPLIER INTERNAL AUDIT. If Supplier determines as a result of its own internal audit that [**], then Supplier shall promptly [**]. In the event such an audit results in a determination that Supplier has undercharged AT&T, then, subject to SECTION 12.1(D) and AT&T's right to dispute the amount of such undercharge, Supplier shall immediately invoice such undercharge to AT&T and the amount of such undercharge shall be treated, for invoicing and payment purposes, as a charge for the month in which the undercharge is discovered or in the month in which the final resolution occurs.

          (g) SUPPLIER RESPONSE. Supplier and AT&T shall meet to review each audit report promptly after the issuance thereof. Supplier will respond to each audit report in writing [**] days from receipt of such report, [**]. Supplier and AT&T shall develop and agree upon an action plan to promptly address and resolve any deficiencies, concerns and/or recommendations in such audit report and Supplier, at its own expense, shall undertake remedial action in accordance with such action plan and the dates specified therein.

          (h) SUPPLIER RESPONSE TO GOVERNMENT AUDITS. If an audit by a governmental body or regulatory authority having jurisdiction over AT&T, an Eligible Recipient or Supplier results in a finding that Supplier is not in compliance with [**], Supplier shall, [**] and within the time period specified by such auditor, address and resolve the deficiency(ies) identified by such governmental body or regulatory authority, provided that [**] under this Agreement.

          (i) SAS AUDITS; SARBANES-OXLEY. To the extent Supplier conducts a Type II Statement of Auditing Standards ("SAS") 70 audit (or equivalent audit) for any shared services facility at or from which the Services are provided, it shall provide AT&T a copy of such audit or report. In addition to the foregoing, to the extent AT&T requests that Supplier conduct an AT&T-specific Type II SAS 70 or other such audit, Supplier shall cooperate with AT&T on such additional SAS 70 Type II audit and Sarbanes-Oxley related documentation and/or testing activities and shall [**] such additional audit and activities [**]. Supplier shall provide AT&T with an electronic and written copy of any such SAS 70 Type II audit opinion or report within [**] days after the completion of such audit.


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                                                Agreement Number: 20070319.002.C

          (j) OBLIGATION TO CURE. [**], Supplier shall promptly cure any breach of this Agreement discovered or disclosed in connection with any audit performed under this SECTION 9.9.

          (k) AUDIT COSTS. Supplier and its Subcontractors shall provide the Services described in this SECTION 9.9 [**].

     9.10 SUBCONTRACTORS

          (a)  USE OF SUBCONTRACTORS.

               (i) GENERAL. Supplier shall [**]. The Subcontractors listed on SCHEDULE C.2 [**], Supplier shall [**] the Services [**] the proposed Subcontractor [**]; and (ii) [**] such Subcontractor. [**] during the term of this Agreement [**]; provided, however, that AT&T shall [**]; provided, further, that notwithstanding the foregoing proviso [**], AT&T may [**] and Supplier shall [**]. To the extent that AT&T [**], Supplier shall [**]. Supplier may, [**], update SCHEDULE C.2 from time to time to incorporate additions and subtractions to the list of [**] Subcontractors [**].

               (ii) SUBCONTRACTING TO SUPPLIER AFFILIATES. The Parties
                    acknowledge that certain Supplier obligations under this Agreement may be subcontracted to one or more Supplier Affiliates [**], provided that (i) the obligations of Supplier hereunder related to such performance shall be deemed applicable to such Affiliate(s) as if expressly so provided herein, and (ii) Supplier shall be fully responsible for any and all such performance or failure thereof by such Affiliate(s). Without limiting the foregoing, Supplier [**] of this Agreement, [**].

          (b) SHARED SUBCONTRACTORS. Supplier may, in the ordinary course of business, subcontract (i) for third-party services or products that are not exclusively dedicated to AT&T and that do not include regular direct contact with AT&T or Eligible Recipient personnel or the performance of services at AT&T Sites or (ii) with temporary personnel firms for the provision of temporary contract labor (collectively, "SHARED SUBCONTRACTORS"); provided, that such Shared Subcontractors possess the training and experience, competence and skill to perform the work in a skilled and professional manner. AT&T shall have no approval right with respect to such Shared Subcontractors. If, however, AT&T expresses dissatisfaction with the services of a Shared Subcontractor, Supplier shall work in good faith to resolve AT&T's concerns on a mutually acceptable basis and, at AT&T's request, replace such Shared Subcontractor at no additional cost to AT&T.


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                                                Agreement Number: 20070319.002.C

          (c) SUPPLIER RESPONSIBILITY. Supplier shall be responsible for any failure by any Subcontractor or Subcontractor personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on Supplier under this Agreement to the same extent as if such failure to perform or comply was committed by Supplier or Supplier employees. Supplier shall guarantee the performance of all such Subcontractors and Subcontractor personnel providing any of the Services hereunder. Supplier shall be AT&T's sole point of contact regarding the Services, including with respect to payment.

     9.11 SUPPLIER DIVERSITY

          (a) It is the policy of AT&T that minority, women, and disabled veteran owned business enterprises ("MWDVBES") shall have the maximum practicable opportunity to participate in the performance of contracts.

          (b) Supplier shall make good faith efforts to carry out this policy (consistent with such policy's territorial application) in the award of subcontracts, distribution agreements, resale agreements, and other opportunities for MWDVBE participation. In furtherance of those efforts, and not as a limitation, Supplier shall submit annual participation plans, [**], establishing Supplier's goals for the year for participation by minority owned business enterprises ("MBE"), women owned business enterprises ("WBE") and disabled veteran business enterprises ("DVBE"), with "participation" expressed as a percentage of aggregate estimated annual purchases by AT&T and its Affiliates for the coming year under this Agreement. Supplier shall include specific and detailed plans for achieving its goals in each participation plan.

          (c) By the [**] day following the close of each calendar quarter, Supplier shall report actual results of its efforts to meet its goals during the preceding calendar quarter to AT&T's Prime Supplier Program Manager, using the form attached to this Agreement as APPENDIX H. Supplier shall submit separate reports to AT&T and each Eligible Recipient obtaining Services under this Agreement. When reporting its results, Supplier shall count only expenditures with MWDVBEs that are certified as MBE, WBE, or DVBE firms by certifying agencies that are recognized by AT&T, as listed on SCHEDULE S. In particular, when reporting results for expenditures by Affiliates identified as "California Affiliates" in APPENDIX G, Supplier shall count only expenditures (i) with MBE and WBE firms certified by the California Public Utilities Commission Supplier Clearinghouse ("CPUCC") and (ii) with DVBE firms certified by the Office of Small Business and DVBE Certification ("OSDBC") of the California Department of General Services.

          (d) Supplier shall inform prospective MBE, WBE, and DVBE subcontractors of their opportunities to apply for certification from the agencies listed in


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                                                Agreement Number: 20070319.002.C

               APPENDIX G. In particular, Supplier shall inform MBE and WBE firms certified by agencies other than the CPUCC and the DVBE firms certified by agencies other than the OSDBC of the procedures for applying for an additional certification from the OSDBC and the CPUCC.

          (e) The extent to which suppliers (a) set challenging goals in their annual participation plans and (b) succeed in exceeding the goals that they have set are factors that AT&T may consider favorably when deciding to extend or renew expiring agreements, to apportion orders among competing suppliers under existing agreements, and to award new business in competitive bidding.

          (f) Supplier's obligations under this Section are not a limitation of any obligations that Supplier may have under other provisions of this Agreement, including the Section entitled "Government Contract Provisions".

     9.12 GOVERNMENT CONTRACT FLOW-DOWN CLAUSES

          (a) GENERAL. The Parties acknowledge and agree that, as a matter of federal procurement law, Supplier may be deemed a subcontractor to AT&T or an Eligible Recipient under one or more of their contracts with the federal government, that the Services provided or to be provided by Supplier in such circumstances constitute "COMMERCIAL ITEMS" as that term is defined in the Federal Acquisition Regulation, 48 C.F.R. Section 52.202, and that subcontractors providing commercial items under government contracts are subject to certain mandatory flow-down clauses (currently, (i) Equal Opportunity, (ii) Affirmative Action for Special Disabled and Vietnam Era Veterans and (iii) Affirmative Action for Handicapped Workers) under the Federal Acquisition Regulation, 48 C.F.R. Section 52.244-6. The Parties agree that, insofar as certain clauses are required to be flowed down to Supplier, AT&T shall so notify Supplier and Supplier shall comply with clauses required by applicable regulations to be included in a subcontract for commercial items [**].

          (b) SPECIAL REQUIREMENTS. The Parties do not believe that the Services provided by Supplier under this Agreement will be subject to government flow-down requirements other than those associated with any subcontracts for commercial items. Should compliance by Supplier with additional flow-down provisions nevertheless be required by the federal government in certain circumstances, AT&T shall so notify Supplier and Supplier shall comply with such additional flow-down provisions and the Parties shall negotiate in good faith regarding the additional consideration, if any, to be paid to Supplier in such circumstances. [**], the Parties may jointly approve the selection of a third-party accounting expert to make that determination.


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                                                Agreement Number: 20070319.002.C

10.  AT&T RESPONSIBILITIES

     10.1 RESPONSIBILITIES

          In addition to AT&T's responsibilities as expressly set forth elsewhere in this Agreement, AT&T shall be responsible for the following:

          (a) AT&T CONTRACT OFFICE. The AT&T Contract Office shall have the authority to act on behalf of AT&T in all day-to-day matters pertaining to this Agreement. AT&T may change the designated AT&T Contract Office from time to time by providing notice to Supplier. Additionally, AT&T will have the option, but will not be obligated, to designate additional representatives who will be authorized to make certain decisions (e.g., regarding emergency maintenance) if the AT&T Contract Office is not available.

          (b) COOPERATION. AT&T shall cooperate with Supplier by, among other things, making available, as reasonably requested by Supplier, management decisions, information, approvals and acceptances so that Supplier may accomplish its obligations and responsibilities hereunder.

          (c) AT&T SERVICES. AT&T agrees that the AT&T information technology operations organization ("ITO") will continue during the term to perform services, functions and responsibilities for Supplier in a manner and quality similar to that provided by the ITO to the AT&T Personnel during the twelve (12) months prior to the Commencement Date.

          (d) REQUIREMENT OF WRITING. To the extent Supplier is required under this Agreement to obtain AT&T's approval, consent or agreement, such approval, consent or agreement must be in writing and must be signed by the AT&T Contract Office or an authorized AT&T representative. Notwithstanding the preceding sentence, the AT&T Contract Office may agree in advance in writing that as to certain specific matters, oral approval, consent or agreement will be sufficient.

     10.2 SAVINGS CLAUSE

          Supplier's failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such Supplier non-performance is directly caused by AT&T's wrongful action, unreasonable failure to cooperate with Supplier or Supplier Personnel or breach of its material obligations under this Agreement [**]. Without limiting the foregoing, to the extent AT&T reasonably believes that a Savings Event has occurred it shall [**].


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                                                Agreement Number: 20070319.002.C

11.  CHARGES.

     11.1 GENERAL

          (a) PAYMENT OF CHARGES. In consideration of Supplier's performance of the Services, AT&T agrees to pay Supplier the applicable Charges set forth in SCHEDULE I.

          (b) [**]. The [**] for Transition Services provided by or for Supplier under this Agreement [**]. AT&T shall [**] set forth in this ARTICLE 11 or SCHEDULE I. Any costs incurred by Supplier prior to the Effective Date are included in the Charges set forth in SCHEDULE I [**].

          (c)  [**].

          (d)  Eligible Recipient Services.

               (i) ELIGIBLE RECIPIENTS. Supplier shall provide the Services to Eligible Recipients designated by AT&T. To the extent a designated Eligible Recipient will receive less than all of the Services, AT&T shall identify the categories of Services to be provided by Supplier to such Eligible Recipient. For the purposes of this Agreement, as of the Effective Date AT&T designates AT&T Mobility as an Eligible Recipient and Supplier shall provide the Services to AT&T Mobility.

               (ii) NEW ELIGIBLE RECIPIENTS. From time to time AT&T may request, pursuant to the Change Management Procedures, that Supplier provide Services to Eligible Recipients not previously receiving such Services. Except as provided in SECTION 11.5 or otherwise agreed by the Parties, such Services shall be [**].

               (iii) ELECTION PROCEDURE. Within [**] days after [**] AT&T shall elect, on behalf of the Eligible Recipient [**].

     11.2 [**]

          (a) PROCEDURES AND PAYMENT. AT&T shall pay all [**] directly to the applicable suppliers following review, validation and approval of such [**] by Supplier. Before submitting an invoice to AT&T for any [**], Supplier shall (i) review and validate the invoiced charges, (ii) identify any errors or omissions and (iii) communicate with the applicable supplier to correct any errors or omissions, resolve any questions or issues and obtain any applicable credits for AT&T. Supplier shall deliver to AT&T the original supplier invoice, together with any documentation supporting such invoice and a statement that Supplier has reviewed and validated the invoiced charges, [**] days prior to the date on


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                                                Agreement Number: 20070319.002.C

               which payment is due. In addition, [**] prior to such date (unless such date is less than [**] Supplier shall [**].

          (b)  [**] Supplier will [**].

     11.3 [**]

          Supplier acknowledges that, [**] set forth in this Agreement. [**].

     11.4 TAXES

          The Parties' respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:

          (a) INCOME TAXES. Each Party shall be responsible for its own Income Taxes.

          (b) SALES, USE AND PROPERTY TAXES. Each Party shall be responsible for any sales, lease, use, personal property or other such taxes on Equipment, Software or property it owns or leases from a third party, including any lease assigned pursuant to this Agreement.

          (c) TAXES ON GOODS OR SERVICES USED BY SUPPLIER. [**] shall be responsible for all sales, service, value-added, lease, use, personal property, excise, consumption, and other taxes and duties payable [**] on any goods or services used or consumed by Supplier in providing the Services where the tax is imposed on Supplier's acquisition or use of such goods or services and the amount of tax is measured by Supplier's costs in acquiring such goods or services and not by AT&T's cost of acquiring such goods or services from Supplier.

          (d) SERVICE TAXES. [**] shall be financially responsible for all Service Taxes assessed by the United States or an entity internal to the United States against either Party as of the Effective Date on the provision of the Services as a whole, or on any particular Service received by AT&T or the Eligible Recipients from Supplier. If new or higher Service Taxes thereafter become applicable to the Services as a result of either Party moving all or part of its operations to a different jurisdiction (e.g., AT&T opening a new office, Supplier relocating a shared service center) [**] Service Taxes. If new or higher Service Taxes become applicable to such Services after the Effective Date for any other reason (e.g., tax law changes, but not volume changes) the Parties shall negotiate in good faith and diligently seek to agree upon an allocation and sharing of financial responsibility for such new or additional Service Taxes. If the Parties are unable to agree upon such an allocation and sharing within thirty
               (30) days, AT&T may elect to terminate this Agreement in its entirety, or to terminate any portions impacted by such new or additional Service Taxes. If AT&T elects to


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                                                Agreement Number: 20070319.002.C

               terminate on this basis, AT&T shall pay any applicable [**] and any Charges for Termination Assistance Services in accordance with SECTION 4.3. If required under applicable Laws, Supplier shall invoice AT&T for the full amount of such Service Taxes and then credit or reimburse AT&T for that portion of such Service Taxes for which Supplier is financially responsible under this provision

          (e) EFFORTS TO MINIMIZE TAXES. The Parties agree to cooperate fully with each other to enable each to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible. Supplier's invoices shall separately state the Charges that are subject to taxation and the amount of taxes included therein. Each Party will provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of equipment, materials or services, and other exemption certificates or information reasonably requested by either Party. At AT&T's request, Supplier shall provide AT&T with written evidence of Supplier's filing of all required tax forms and returns required in connection with any Service Taxes collected from AT&T, and its collection and remittance of all applicable Service Taxes.

          (f) TAX AUDITS OR PROCEEDINGS. Each Party will promptly notify the other of, and coordinate with the other, the response to and settlement of, any claim for taxes asserted by applicable taxing authorities for which the other Party is responsible hereunder. With respect to any claim arising out of a form or return signed by a Party to this Agreement, such Party will have the right to elect to control the response to and settlement of the claim, but the other Party will have all rights to participate in the responses and settlements that are appropriate to its potential responsibilities or liabilities. Each Party also shall have the right to request the other Party to challenge the imposition of taxes for which it is financially responsible under this Agreement. If either Party requests the other to challenge the imposition of any tax, the requesting Party will reimburse the other for all fines, penalties, interest, additions to taxes (penalty in notice) or similar liabilities imposed in connection therewith, plus the reasonable legal fees and expenses it incurs. A Party shall be entitled to any tax refunds or rebates granted to the extent such refunds or rebates are of taxes that were paid by it.

          (g) TAX FILINGS. Each Party represents, warrants and covenants that it will file appropriate tax returns, and pay applicable taxes owed arising from or related to the provision of the Services in applicable jurisdictions. Supplier represents, warrants and covenants that it is registered to and will collect and remit Service Taxes in all applicable jurisdictions.

          (h) EXCLUSION OF VALUE-ADDED TAXES AND OTHER FOREIGN TAXES. Notwithstanding anything to the contrary in the foregoing or elsewhere in this Agreement, AT&T shall [**].


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                                                Agreement Number: 20070319.002.C

     11.5 NEW SERVICES

          (a) PROCEDURES. If AT&T requests that Supplier perform any New Services, Supplier shall promptly prepare a New Services proposal for AT&T's consideration. Unless otherwise agreed by the Parties, Supplier shall prepare such New Services proposal [**] and shall deliver such proposal to AT&T within [**] days of its receipt of AT&T's request; provided, that Supplier shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation. AT&T shall provide such information as Supplier reasonably requests in order to prepare such New Services proposal. Such New Services proposal shall include, among other things, (i) a detailed [**] for the New Service; (ii) a detailed [**]; (iii) a detailed [**] such New Service; (iv) a [**] the New Service; (v) a description of [**] the New Service; (vi) a description of [**] the New Service; and (vii) [**]. AT&T may [**] and Supplier shall [**]. Unless the Parties otherwise agree, [**], Supplier and AT&T shall [**] provisions of this Agreement. Upon AT&T's [**]. Notwithstanding any provision to the contrary, (1) Supplier shall [**], (2) Supplier shall [**], (3) such [**], and in the absence of [**] under this Agreement [**], (4) such [**] AT&T and Supplier.

          (b) ORDERS. In the event the Parties shall agree upon the provision by Supplier of New Services pursuant to SECTION 11.5(A), such agreement shall be evidenced and embodied in an Order. Each Order shall include any applicable specifications for the New Services (including all Changes), all relevant subordinate documents, payment terms and other requirements of SECTION 11.5(A), together with the following: (i) a description of [**] such New Service, if applicable, (ii) a description of [**] the New Service, (iii) a description of [**] the New Service, (iv) a description of any specific liability or remedy associated with such New Service, including [**], and (v) [**] New Service. In the case of a conflict between the provisions of this Agreement and the express provisions of an Order, the provisions of the Order will prevail as to such conflict, provided that the Order shall be construed in a manner consistent with the terms of this Agreement to the fullest extent possible. An Order may be modified only in writing by the Parties, and shall be binding on the Parties only when executed, confirmed or acknowledged in writing by both Parties.

          (c) [**]. AT&T may [**]. If AT&T [**] under the provisions of this Agreement and (ii) Supplier shall [**].

          (d) SERVICES EVOLUTION AND MODIFICATION. The Parties anticipate that the Services will evolve and be supplemented, modified, enhanced or replaced over time in connection with AT&T's business needs to keep pace with technological advancements and improvements in the methods of delivering services. The Parties acknowledge and agree that these changes will modify the "Services" and


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                                                Agreement Number: 20070319.002.C

               will not be deemed to result in New Services unless the changed services then meet the definition of New Services.

          (e) END USER AND ELIGIBLE RECIPIENT REQUESTS. Supplier will promptly inform the AT&T Contract Office of requests for New Services from End Users or Eligible Recipients, and shall submit any proposals for New Services to the AT&T Contract Office or its designee. Supplier shall [**]. If Supplier [**] such provision.

          (f) EFFORTS TO REDUCE COSTS AND CHARGES. From time to time, AT&T may request that the Parties work together to identify ways to achieve reductions in the cost of service delivery and corresponding reductions in the Charges to be paid by AT&T [**]. AT&T shall not [**]; and Supplier shall [**] to this Agreement.

          (g) [**]. The [**] Supplier Personnel. Unless otherwise agreed, AT&T shall [**] to the extent such work activities can be performed by Supplier Personnel then assigned to AT&T. Supplier shall [**], Supplier shall [**]. AT&T, [**].

     11.6 [INTENTIONALLY OMITTED]

     11.7 [**]

          (a) DEFINITION. As used in this Agreement, [**] means a circumstance [**]; provided, however, that the [**] include the following:

               (i)  changes [**];

               (ii) changes [**];

               (iii) [**];

               (iv) changes [**];

               (v)  changes [**];

               (vi) changes [**];

               (vii) changes [**]; or

               (viii) changes [**]; or

          (b) CONSEQUENCE. If an [**] occurs, the Parties shall [**] in accordance with the following:


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                                                Agreement Number: 20070319.002.C

               (i) Supplier and AT&T shall [**]; provided, that AT&T shall [**] if and to the extent Supplier (i) [**], (ii) [**] and (iii) [**] AT&T.

               (ii) An [**] shall [**].

     11.8 TECHNOLOGY

          (a) CURRENCY. Subject to SECTION 9.5, Supplier shall, [**], provide the Services using current technologies that will enable AT&T to take advantage of technological advancements in its industry and support [**].

          (b) [**]. In the event of [**], AT&T may, [**]. If AT&T [**], the Parties shall [**].

          (c) [**] to provide [**], subject to SECTION 11.5, [**] with the [**].

          (d)  [**]. Supplier shall [**].

     11.9 PRORATION

          Periodic charges under this Agreement are to be computed on a calendar month basis, and shall be prorated for any partial month on a calendar day basis.

     11.10 REFUNDABLE ITEMS

          (a) PREPAID AMOUNTS. Where AT&T has prepaid for a service or function for which Supplier is assuming financial responsibility under this Agreement, Supplier shall refund to AT&T, upon either Party identifying the prepayment, that portion of such prepaid expense that is attributable to periods on and after the Commencement Date (or such later date on which Supplier assumes responsibility for the Services in question in accordance with the Transition
               Plan).

          (b) REFUNDS AND CREDITS. If Supplier should receive a refund, credit, discount or other rebate for goods or services allocable to amounts paid for by AT&T on a Pass-Through Expense, Retained Expense, cost-plus or cost-reimbursement basis, then Supplier shall (i) notify AT&T of such refund, credit, discount or rebate and (ii) pay the full amount of such refund, credit, discount or rebate allocable to amounts paid by AT&T to AT&T.

     11.11 [**].

          (a) [**]. Beginning [**] from the Effective Date, and [**], AT&T may, [**] and subject to this SECTION 11.11, [**] the Services [**]. In making this [**] the


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                                                Agreement Number: 20070319.002.C

               term of the agreement[**] includes the [**]; (iii) [**] includes the [**] this Agreement [**]; and (v) [**].

          (b) GENERAL. [**] confidentiality and security provisions specified in this Agreement [**] under this Agreement.

          (c)  [**]. AT&T may [**].

          (d)  The Parties shall [**].

          (e)  SUPPLIER [**] shall have [**].

     11.12 [**]

          Supplier confirms that [**] applicable to Services to be provided under this Agreement are, as of the Effective Date, [**]. The consideration of [**].

12.  INVOICING AND PAYMENT

     12.1 INVOICING

          (a) INVOICE. Within [**] days after the beginning of each month, Supplier will present AT&T with one invoice for any charges or amounts due and owing for the preceding month, including Monthly Base Charges. The invoice shall be delivered to AT&T at the address listed in SECTION 21.3. Supplier shall [**].

          (b) FORMAT AND DATA. Each invoice shall be provided electronically (if requested by AT&T) and shall be in the form specified in
               EXHIBIT 1. Each invoice shall include all details necessary to meet AT&T's requirements, [**] requirements. [**].

          (c) CREDITS. To the extent a credit may be due to AT&T pursuant to this Agreement, Supplier shall provide AT&T with an appropriate credit against amounts then due and owing; if no further payments are due to Supplier, Supplier shall pay such amounts to AT&T within [**] days.

          (d)  TIME LIMITATION [**], Supplier shall [**].

     12.2 PAYMENT DUE

          Subject to the other provisions of this ARTICLE 12, each invoice provided for under SECTION 12.1 shall be due and payable within [**] days after receipt by AT&T of such invoice unless the amount in question is disputed in accordance with SECTION 12.4. Any undisputed amount due under this Agreement for which a time for payment is not otherwise specified also shall be due and payable within [**] days. Supplier shall have


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                                                Agreement Number: 20070319.002.C

          the authority to charge interest on amounts not paid when due or properly disputed (in accordance with SECTION 12.4) until such amounts are paid at a rate equal to the lesser of (i) [**] percent ([**]%) per month or (ii) the maximum amount allowed by law.

     12.3 [**]

          With respect to any [**] hereunder.

     12.4 [**]

          (a)  [**] in accordance with this Agreement, [**].

          (b)  [**] in accordance with this Agreement, [**].

          (c)  [**] Supplier shall [**].

          (d)  [**] under this Agreement [**]of this Agreement.

          (e)  [**] may otherwise have [**].

13.  AT&T DATA AND OTHER PROPRIETARY INFORMATION

     13.1 AT&T OWNERSHIP OF AT&T DATA

          AT&T Data are and shall remain the property of AT&T and/or the Eligible Recipients and no transfer of title in AT&T Data is implied or shall occur under this Agreement. Supplier shall promptly deliver AT&T Data to AT&T in the format, on the media and in the timing prescribed by AT&T (i) at any time at AT&T's request, (ii) at the expiration or termination of this Agreement and the completion of all requested Termination Assistance Services or (iii) with respect to particular AT&T Data, at such earlier date that such data are no longer required by Supplier to perform the Services. Thereafter, Supplier shall return or destroy, as directed by AT&T, all copies of the AT&T Data in Supplier's possession or under Supplier's control within [**] business days and deliver to AT&T written certification of such return or destruction signed by an officer of Supplier. [**]. AT&T Data shall not be utilized by Supplier for any purpose other than the performance of Services under this Agreement and the resolution of disputes (consistent with SECTION 13.4(B)(III)). Nor shall AT&T Data be sold, assigned, leased, commercially exploited or otherwise provided to or accessed by third parties, whether by or on behalf of Supplier or Supplier Personnel or otherwise. Supplier shall promptly notify AT&T if Supplier believes that any use of AT&T Data by Supplier contemplated under this Agreement or to be undertaken as part of the Services is inconsistent with the foregoing. Supplier shall not possess or assert any lien or other right against or to AT&T Data. Without affecting the other provisions of this Agreement, including their interpretation and application, the Parties specifically acknowledge in the context of this Section that it applies to AT&T Personal Data, including CPI and CPNI.


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                                                Agreement Number: 20070319.002.C

     13.2 SAFEGUARDING AT&T DATA

          (a) SAFEGUARDING PROCEDURES. Supplier shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of AT&T Data in the possession of Supplier which are [**] as of the Commencement Date [**] and applicable Laws. Supplier will revise and maintain such procedures and safeguards upon AT&T's request. AT&T shall have the right to establish backup security for AT&T Data and to keep backup copies of the AT&T Data in AT&T possession at AT&T expense if AT&T so chooses. Supplier shall remove all AT&T Data from any media taken out of service and shall destroy or securely erase such media in accordance with the Policy and Procedures Manual. No media on which AT&T Data is stored may be used or re-used to store data of any other customer of Supplier or to deliver data to a third party, including another Supplier customer, unless securely erased in accordance with the Policy and Procedures Manual. In the event Supplier discovers or is notified of a breach or potential breach of security relating to AT&T Data, Supplier will expeditiously under the circumstances notify AT&T and investigate and remediate the effects of such breach or potential breach of security and will provide AT&T with such assurances as AT&T shall request that such breach or potential breach will not recur.

          (b) RECONSTRUCTION PROCEDURES. As part of the Services, Supplier shall be responsible for developing and maintaining procedures for the reconstruction of lost AT&T Data for which it is responsible which are [**] as of the Commencement Date [**].

          (c) CORRECTIONS. Supplier shall at all times adhere to the procedures and safeguards specified in SECTION 13.2(A) and 13.2(B), and shall correct, at no charge to AT&T, any destruction, loss or alteration of any AT&T Data attributable to the failure of Supplier or Supplier Personnel to comply with Supplier's obligations under this Agreement.

     13.3 CPNI.

          Supplier acknowledges that Customer Information obtained by Supplier in connection with the Services received may be subject to certain privacy laws and regulations and requirements, including requirements of AT&T. Supplier shall consider Customer Information to be private, sensitive and confidential. Accordingly, with respect to Customer Information, Supplier shall comply with all applicable privacy laws and regulations and requirements, including, but not limited to, the CPNI restrictions contained in Section 222 of the Communications Act of 1934, 47 U.S.C.222, as amended. Accordingly, Supplier shall:


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                                                Agreement Number: 20070319.002.C

          (a)  [**];

          (b)  [**]; provided that Supplier shall [**]; Supplier shall [**];

          (c)  [**];

          (d)  [**];

          (e)  [**] of this Agreement;

          (f)  [**];

          (g)  [**] under this Agreement;

          (h)  [**] hereunder;

          (i)  [**];

          (j)  [**]; and

          (k)  [**]. Supplier shall [**].

     13.4 CONFIDENTIALITY

          (a) PROPRIETARY INFORMATION. Supplier and AT&T each acknowledge that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customer's business and is not in the public domain. Except as otherwise specifically agreed in writing by the Parties, "PROPRIETARY INFORMATION" means (i) this Agreement and the terms thereof; (ii) all information marked confidential, restricted or proprietary by either Party; and (iii) any other information that is treated as confidential by the disclosing Party and would reasonably be understood to be confidential, whether or not so marked. In the case of AT&T and the Eligible Recipient, Proprietary Information also shall include Software provided to Supplier by or through AT&T or the Eligible Recipients, Developed Materials owned by AT&T, AT&T Data, attorney-client privileged materials, attorney work product, customer lists, customer information and pricing, strategic plans, account information, rate case strategies, research information, chemical formulae, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, third-party contracts, external or external audits, rate cases, law suits or other information or data obtained, received, transmitted, processed, stored, archived or maintained by Supplier under this Agreement. By way of example, AT&T Proprietary Information shall include [**]. In the case of Supplier, Proprietary Information shall include [**].


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      distribution within those companies or for distribution outside those
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                                                Agreement Number: 20070319.002.C

          (b)  Obligations.

               (i) During the term of this Agreement and at all times thereafter, Supplier and AT&T shall not disclose, and shall maintain the confidentiality of, all Proprietary Information of the other Party. AT&T and Supplier shall each use at least the same degree of care to safeguard and to prevent disclosing to third parties the Proprietary Information of the other as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss or alteration of its own like information (or information of its customers) of a similar nature, but not less than reasonable care. At AT&T's request, Supplier shall require all Supplier Personnel having access to AT&T Proprietary Information to execute a written agreement provided or approved by AT&T incorporating the pertinent terms and conditions of ARTICLE
                    13. Supplier Personnel shall not have access to AT&T Proprietary Information without proper authorization. Upon receiving such authorization, authorized Supplier Personnel shall have access to AT&T Proprietary Information only to the extent necessary for such person to perform his or her obligations under or with respect to this Agreement or as otherwise naturally occurs in such person's scope of responsibility, provided that such access is not in violation of Law.

               (ii) The Parties may disclose Proprietary Information to their
                    Affiliates, auditors, attorneys, accountants, consultants, contractors and subcontractors, where (A) use by such person or Entity is authorized under this Agreement, (B) such disclosure is necessary for the performance of such person's or Entity's obligations under or with respect to this Agreement or otherwise naturally occurs in such person's or Entity's scope of responsibility, (C) the person or Entity (and its applicable officers and employees) agree in writing to assume the obligations described in this SECTION 13.4 and
                    (D) the disclosing Party assumes full responsibility for the acts or omissions of such person or Entity and takes all reasonable measures to ensure that the Proprietary Information is not disclosed or used in contravention of this Agreement. Any disclosure to such person or Entity shall be under the terms and conditions as provided herein. Each Party's Proprietary Information shall remain the property of such Party. Notwithstanding the foregoing, consultants, contractors and subcontractors and subcontractors of each Party shall enter into a non-disclosure agreement in the forms attached to this Agreement as EXHIBITS 5 and 6 (each, as applicable) with the other Party prior to receiving Proprietary Information of the first Party.


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                                                Agreement Number: 20070319.002.C

               (iii) Neither Party shall (i) make any use or copies of the
                    Proprietary Information of the other Party except as contemplated by this Agreement, (ii) acquire any right in or assert any lien against the Proprietary Information of the other Party, (iii) sell, assign, transfer, lease or otherwise dispose of Proprietary Information to third parties or commercially exploit such information, including through derivative works or (iv) refuse for any reason (including a default or material breach of this Agreement by the other Party) to promptly provide the other Party's Proprietary Information (including copies thereof) to the other Party if requested to do so. Upon expiration or any termination of this Agreement and completion of each Party's obligations under this Agreement, each Party shall return or use its commercially reasonable best efforts to destroy all tangible and erase or otherwise render unusable all intangible (including on electronic media) remainders and copies of, as the other Party may direct, all documentation in any medium that contains, refers to, or relates to the other Party's Proprietary Information within [**] business days. Each Party shall deliver to the other Party written certification of its compliance with the preceding sentence signed by an officer of such Party. In addition, each Party shall take all necessary steps to ensure that its employees comply with these confidentiality provisions.

          (c) EXCLUSIONS. SECTION 13.4(B) shall not apply to any particular information which the receiving Party can demonstrate (i) is, at the time of disclosure to it, in the public domain other than through a breach of the Receiving Party's or a third party's confidentiality obligations; (ii) after disclosure to it, is published by the disclosing Party or otherwise becomes part of the public domain other than through a breach of the Receiving Party's or a third party's confidentiality obligations; (iii) is lawfully in the possession of the receiving Party at the time of disclosure to it; (iv) is received from a third party having a lawful right to disclose such information; or (v) is independently developed by the receiving Party without reference to Proprietary Information of the furnishing Party. In addition, the receiving Party shall not be considered to have breached its obligations under this SECTION 13.4 for disclosing Proprietary Information of the other Party as required, in the opinion of legal counsel, to satisfy any legal requirement of a competent government body, provided that, promptly upon receiving any such request, such Party advises the other Party of the Proprietary Information to be disclosed and the identity of the third party requiring such disclosure prior to making such disclosure in order that the other Party may interpose an objection to such disclosure, take action to assure confidential handling of the Proprietary Information or take such other action as it deems appropriate to protect the Proprietary Information. The receiving Party shall use commercially reasonable efforts to cooperate with the disclosing Party in its efforts to seek a protective order or other appropriate remedy or in the event such


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                                                Agreement Number: 20070319.002.C

               protective order or other remedy is not obtained, to obtain assurance that confidential treatment will be accorded such Proprietary Information.

          (d) LOSS OF PROPRIETARY INFORMATION. Each Party shall: (i) immediately notify the other Party of any possession, use, knowledge, disclosure or loss of such other Party's Proprietary Information in contravention of this Agreement; (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the reoccurrence of such possession, use, knowledge, disclosure or loss; (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights; and
               (iv) promptly use all commercially reasonable efforts to prevent further possession, use, knowledge, disclosure or loss of Proprietary Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this
               SECTION 13.4(D).

          (e) NO IMPLIED RIGHTS. Nothing contained in this SECTION 13.4 shall be construed as obligating a Party to disclose its Proprietary Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Proprietary Information of the other Party.

          (f) SURVIVAL. The Parties' obligations of non-disclosure and confidentiality shall survive the expiration or termination of this Agreement for a period of ten (10) years.

     13.5 FILE ACCESS.

          AT&T will have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing AT&T Data, as well as all systems and network logs. At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to AT&T. Supplier shall provide to the AT&T Contract Office all passwords, codes, comments, keys, documentation and the locations of any such files promptly upon the request of AT&T, including Equipment and Software keys and such information as to format, encryption (if any) and any other specifications or information necessary for AT&T to retrieve, read, revise and/or maintain such files. [**] as contemplated by this Agreement.

14.  OWNERSHIP OF MATERIALS

     14.1 AT&T-OWNED MATERIALS

          AT&T shall be the sole and exclusive owner of all AT&T-Owned Materials, including AT&T-Owned Software, and all enhancements and derivative works of such Materials, including United States and foreign intellectual property rights in such Materials ("AT&T-OWNED MATERIALS").


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                                                Agreement Number: 20070319.002.C

     14.2 DEVELOPED MATERIALS

          (a) OWNERSHIP [**]. Unless the Parties agree otherwise in writing, [**] under this Agreement [**]. Supplier grants to AT&T a perpetual, non-exclusive, non-transferable, worldwide, right and license to access, use, load, execute, store, transmit, copy, reproduce, display, perform, modify and distribute the Developed Materials in connection with AT&T's and Eligible Recipient's business and operations. Nothing herein shall be construed as [**].

          (b) [**]. Supplier shall, [**] Developed Materials. [**] such Materials [**] for such Materials [**] of such Materials [**].

     14.3 SUPPLIER-OWNED MATERIALS

          (a)  GENERAL. Supplier shall be the sole and exclusive owner of the
               (i) Materials it lawfully owned prior to the Commencement Date,
               (ii) Materials acquired by Supplier on or after the Commencement Date (including any such Materials purchased from AT&T pursuant to this Agreement), (iii) derivative works of Supplier-Owned Software created by Supplier (unless otherwise agreed), and (iv) Materials developed by Supplier other than in the course of the performance of its obligations under this Agreement or in connection with the use of any AT&T Data or AT&T-Owned Software ("SUPPLIER-OWNED MATERIALS"), including United States and foreign intellectual property rights in such Supplier-Owned Materials.

          (b) EMBEDDED MATERIALS. To the extent that Supplier desires to embed any Third Party Software or materials into any Software or Developed Materials, except as the parties may otherwise provide in a written amendment, Supplier will obtain AT&T's permission before such embedding. To the extent that AT&T Data or AT&T-Owned Software are embedded in any Developed Materials, AT&T shall not be deemed to have assigned its intellectual property rights in such AT&T Data or AT&T-Owned Software to Supplier, but, except as the parties may otherwise provide in a written amendment, AT&T hereby grants to Supplier a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up license, with the free right to grant sublicenses, to access, use, load, execute, store, transmit, copy, reproduce, display, perform, modify, enhance, distribute and create derivative works of such AT&T Data or AT&T-Owned Software for the benefit and use of AT&T, the Eligible Recipients, and its and their assignees and sublicensees.

          (c) [**], Supplier shall deposit in escrow the [**] and, to the extent available to Supplier, [**].


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                                                Agreement Number: 20070319.002.C

     14.4 OTHER MATERIALS

          This Agreement shall not confer upon either Party intellectual property rights in Materials of the other Party (to the extent not covered by this ARTICLE 14) unless otherwise so provided elsewhere in this Agreement.

     14.5 PLACEMENT OF ACCURATE LEGENDS

          (a) Supplier shall place the following legend on all Materials owned by AT&T in accordance with this Agreement:

               THIS IS THE CONFIDENTIAL, UNPUBLISHED PROPERTY OF AT&T SERVICES, INC

          (b) In no event shall Supplier place any Supplier copyright on any Materials (including Developed Materials) as to which intellectual property is owned by AT&T.

          (c) In the event that Materials provided to AT&T in connection with this Agreement further contain any Supplier-Owned Materials, Supplier may further include the following legend:

               THIS CONTAINS SUPPLIER-OWNED MATERIALS, THE DISCLOSURE AND USE OF WHICH MUST CONFORM STRICTLY TO THE LICENSES GRANTED TO AT&T PURSUANT TO THE INFORMATION TECHNOLOGY SERVICES AGREEMENT BETWEEN AT&T SERVICES, INC. AND AMDOCS, INC. DATED AS OF APRIL 1, 2007.

          (d) In no event shall AT&T remove any Supplier copyright or other proprietary markings from any Supplier Owned Materials provided to AT&T under this Agreement.

     14.6 GENERAL RIGHTS

          (a) COPYRIGHT LEGENDS. Each Party agrees to reproduce accurate copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

          (b) [**]. Nothing in this Agreement (including ARTICLE 13) [**] under this Agreement, [**]; provided, however, that this SECTION 14.6(B) shall [**] under this Agreement [**].

          (c) NO IMPLIED LICENSES. Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant to one Party, by implication, estoppel or otherwise, license rights, ownership rights or any other intellectual property


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                                                Agreement Number: 20070319.002.C

               rights in any Materials owned by the other Party or any Affiliate of the other Party (or, in the case of Supplier, any Eligible Recipient).

          (d) INCORPORATED MATERIALS. Should either Party incorporate into Developed Materials any intellectual property subject to third party patent, copyright or license rights, any ownership or license rights granted herein with respect to such Materials shall be limited by and subject to any such patents, copyrights or license rights; provided that, prior to incorporating any such intellectual property in any Materials, the Party incorporating such intellectual property in the Materials has disclosed this fact and obtained the prior written approval of the other Party.

     14.7 AT&T RIGHTS UPON EXPIRATION OR TERMINATION OF AGREEMENT.

          As part of the Termination Assistance Services, Supplier shall provide the following to AT&T and the Eligible Recipients with respect to Materials and Software:

          (a) AT&T-OWNED MATERIALS AND DEVELOPED MATERIALS. With respect to AT&T-Owned Materials and Developed Materials owned by AT&T, Supplier shall, at no cost to AT&T:

               (i) deliver to AT&T all AT&T-Owned Materials and such Developed Materials and all copies thereof in the format and medium in use by Supplier in connection with the Services as of the date of such expiration or termination; and

               (ii) following confirmation by AT&T that the copies of all
                    AT&T-Owned Materials and such Developed Materials delivered by Supplier are acceptable and the completion by Supplier of any Termination Assistance Services for which such Materials are required, destroy or securely erase all other copies of such Materials then in Supplier's possession and cease using such Materials for any purpose.

          (b) SUPPLIER-OWNED MATERIALS. With respect to those Materials owned by Supplier or Supplier Affiliates or Subcontractors and used by them to provide the Services, Supplier, unless otherwise agreed in advance in writing by AT&T in accordance with SECTIONS 6.4(D),
               14.2 and 14.3, [**] (for the avoidance of doubt, in the event that AT&T [**], as described under this Section, [**]):

               (i) hereby grants, to AT&T a worldwide, perpetual, non-exclusive, non-transferable, irrevocable, fully paid-up license to access, use, load, execute, store, transmit, copy, reproduce, display, perform, distribute, modify, enhance (with the free right to grant sublicenses) and create derivative works and to permit a third party to access, use, load,


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      distribution within those companies or for distribution outside those
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                                                Agreement Number: 20070319.002.C

                    execute, store, transmit, copy, reproduce, display, perform, distribute, modify, enhance and create derivative works of such Supplier-Owned Materials for the benefit or use of AT&T, the Eligible Recipients and its and their assignees and sublicensees upon the expiration or termination of this Agreement solely as needed to continue to operate and support the Application Software and perform the Services being performed as of the termination of the Services (including completion of Termination Assistance Services);

               (ii) shall [**]; and

               (iii) shall [**].

               [**] AT&T shall [**] in this SECTION 14.7(B). Supplier shall
               [**].

          (c) THIRD-PARTY SOFTWARE AND MATERIALS. With respect to Third-Party Software and Materials licensed by Supplier or Supplier's Affiliates or Subcontractors and used by them to provide the Services, and subject to any exceptions consented to by AT&T in writing pursuant to SECTION 6.4(D), as part of the provision of Termination Assistance Services, Supplier shall grant to AT&T (or, at AT&T's election, to AT&T's designee) a sublicense (with the free right to grant sublicenses) offering the same rights and warranties with respect to such Third-Party Software and Materials available to Supplier (or Supplier's Affiliates or Subcontractors), on the same terms and conditions, for the benefit and use of AT&T and the Eligible Recipients upon the expiration or termination of this Agreement with respect to the Services for which such Third-Party Software or Materials were used; provided that, during the Termination Assistance Services period, Supplier may, with AT&T's approval, substitute one of the following for such sublicense:

               (i) the assignment to AT&T (or, at AT&T's election, to AT&T's designee) of the underlying license for such Third-Party Software or Materials; or

               (ii) the procurement for AT&T (or, at AT&T's election, its designee) of a new license (with terms at least as favorable as those in the license held by Supplier or its Affiliates or Subcontractors and with the free right to grant sublicenses) to such Third-Party Software and Materials for the benefit or use of AT&T, the Eligible Recipients and its and their assignees and sublicensees.

               Each Third-Party Contract between third parties and Supplier with respect to the Third-Party Software and materials referred to herein shall contain provisions allowing such sublicense to AT&T. Supplier shall use commercially reasonable


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                                                Agreement Number: 20070319.002.C

               efforts to ensure that AT&T is entitled for at least [**] years after the termination or expiration of this Agreement to upgrades, maintenance, support and other services for such Third-Party Software and/or Materials from the applicable licensors directly, or through Supplier on a pass-through basis, on terms and conditions no less favorable than those otherwise applicable to Supplier and at least sufficient for the continuation of the activities comprising the Services.

               In addition, Supplier shall deliver to AT&T a copy of such Third-Party Software and Materials ([**], to the extent it has been available to Supplier) and related documentation and shall cause maintenance, support and other services to continue to be available to AT&T (to the extent it has been available to Supplier). With respect to such Third-Party Software and Materials, AT&T shall be subject to the confidentiality obligations, if any, provided to AT&T and consented to by AT&T pursuant to SECTION 6.4(D). Unless AT&T has otherwise agreed in advance in accordance with SECTION 6.4(D), AT&T shall [**]. Supplier shall [**].

               If AT&T [**] in accordance with SECTION 21.8 of this Agreement with respect to any such Third-Party Software or Materials that are required to provide the Services in light of changed requirements of AT&T or applicable Laws, and Supplier [**], then Supplier shall [**].

               [**], Supplier shall, at AT&T's request, identify the licensing and sublicensing options available to AT&T and the license or transfer fees associated with each. Supplier shall use commercially reasonable efforts to obtain the most favorable options and the lowest possible transfer, license, relicense, assignment or termination fees for Third-Party Software and Materials. Supplier shall [**]. If the licensor offers more than one form of license, AT&T (not Supplier) shall select the form of license to be received by AT&T or its designee.

               In all events, AT&T shall be obligated to make monthly or annual payments attributable to periods after the expiration or termination of this Agreement with respect to the Services for which such Third-Party Software or Materials were used for the right to receive maintenance or support related thereto, but only to the extent [**]. If Supplier did not obtain AT&T's prior authorization to use Third-Party Software or Materials to provide the Services in the same manner described in SECTION 6.4(D), Supplier [**] of this Agreement. If AT&T [**] in accordance with
               SECTION 21.8 of this Agreement with respect to any such Third Party Software or Materials that is required to provide the Services and Supplier is unable to identify any commercially available alternatives, then Supplier shall [**].

          (d) SUBSTITUTE MATERIALS. If and to the extent AT&T has agreed in advance in accordance with SECTION 6.4(D) to accept substitute software or materials, Supplier may, in lieu of Third-Party Software and Materials to which AT&T is


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                                                Agreement Number: 20070319.002.C

               otherwise entitled under SECTION 6.4(D), deliver the specified licenses and other rights to equivalent software and materials which are sufficient to perform, [**], support or resources and at the levels of efficiency required by this Agreement, the functions of such Third-Party Software and Materials after the expiration or termination of this Agreement.

15.  REPRESENTATIONS, WARRANTIES AND COVENANTS

     15.1 WORK STANDARDS

          Supplier represents and warrants that the Services shall be rendered with promptness and diligence and shall be executed in a professional and workmanlike manner, in accordance [**] the Service Levels. Supplier represents and warrants that it shall use adequate numbers of qualified individuals with suitable training, education, experience, competence and skill to perform the Services. Supplier shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the AT&T environment.

     15.2 RESERVED

     15.3 EFFICIENCY AND COST EFFECTIVENESS

          Supplier covenants that it shall use commercially reasonable efforts to maximize the efficient utilization of resources for which AT&T is charged or responsible hereunder, consistent with industry norms and the required levels of quality and performance

          (a) TIMING OF ACTIONS. Timing Service activities consistent with AT&T identified priorities and schedules for the resources and Supplier's obligation to meet the Service Levels.

          (b) USAGE SCHEDULING. Controlling its use of the System and/or the AT&T data network by efficiently scheduling usage.

          (c) ALTERNATIVE TECHNOLOGIES. Subject to SECTION 9.6, using efficient technologies and procedures to perform the Services.

     15.4 SOFTWARE

          (a) OWNERSHIP AND USE. Supplier represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by Supplier in providing the Services. As to any such Software that Supplier does not own but is authorized to use, Supplier shall advise AT&T as to the ownership and extent of Supplier's rights with regard to such Software to the extent any limitation in such rights would materially impair Supplier's performance of its obligations under this Agreement.


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

          (b) PERFORMANCE. Supplier represents, warrants and covenants that Supplier shall [**] of this Agreement.

          (c) NONCONFORMITY. In the event that the Supplier-Owned Software or Developed Materials do not Comply with the Specifications and criteria set forth in this Agreement, and/or materially and adversely affect the Services provided hereunder, Supplier shall use commercially reasonable efforts to repair or replace such Software or Material with conforming Software or Material. For the avoidance of doubt, Supplier shall [**] under this section with regard to the [**].

          (d) OUT-OF-SUPPORT THIRD-PARTY SOFTWARE. To the extent Third-Party Software for which Supplier is operationally responsible under SCHEDULES D and D.1 is no longer supported by the applicable licensor or manufacturer, [**].

     15.5 NON-INFRINGEMENT

          (a) PERFORMANCE OF RESPONSIBILITIES. Except as otherwise provided in this Agreement, each Party represents and warrants that it shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary or privacy rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party's combination of the performing Party's work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality or (v) [**] the performing Party to [**]. Each Party further represents an warrants that it will not use or create materials in connection with the Services which are or are alleged to be libelous, defamatory or obscene.

          (b) THIRD-PARTY SOFTWARE INDEMNIFICATION. In addition, unless otherwise agreed, with respect to Third-Party Software provided by Supplier pursuant to this Agreement, Supplier covenants that it shall obtain and provide intellectual property indemnification for AT&T (or obtain intellectual property indemnification for itself and enforce such indemnification on behalf of AT&T) from the Third-Party Software vendor of such Software. [**] under this Agreement, [**].


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      distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

          (c) ACTIONS IN CASE OF INFRINGEMENT. In the event that (1) any Materials, Developed Materials, Equipment or Software provided by Supplier or its Affiliates or Subcontractors pursuant to this Agreement or used by them in the performance of the Services are found or, in AT&T's reasonable opinion and as reasonably demonstrated by AT&T are likely to be found, to infringe upon the patent, copyright, trademark, trade secrets, intellectual property or proprietary rights of any third party [**] under this Agreement or (2) the continued use of such Materials, Developed Materials, Equipment or Software is enjoined, Supplier shall, in addition to defending, indemnifying and holding harmless AT&T as provided in SECTION 17.1(C) and to the other rights AT&T may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to AT&T's and the Eligible Recipients' business activities, do one of the following:

               (i) [**] such Materials, Developed Materials, Equipment or Software.

               (ii) [**] as contemplated by this Agreement).

               (iii) [**] such item(s) [**].

     15.6 AUTHORIZATION

          Each Party represents and warrants to the other that:

          (a) CORPORATE EXISTENCE. It is a corporation duly incorporated, validly existing and in good standing under the laws of its State of incorporation;

          (b) CORPORATE POWER AND AUTHORITY. It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

          (c) LEGAL AUTHORITY. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable Laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

          (d) DUE AUTHORIZATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party; and

          (e) NO VIOLATION OR CONFLICT. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order or decree; a material default under any material contract by which it or any of its material


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

               assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

     15.7 INDUCEMENTS

          Supplier represents and warrants that it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value to any employee or agent of AT&T in connection with this contract. Supplier also represents and warrants that, to the best of its knowledge, no officer, director, employee, agent or representative of Supplier has given any such payments, gifts, entertainment or other thing of value to any employee or agent of AT&T. Supplier also acknowledges that the giving of any such payments, gifts, entertainment or other thing of value is strictly in violation of AT&T policy on conflicts of interest, [**].

     15.8 MALICIOUS CODE

          Each Party shall cooperate with the other Party and shall take commercially reasonable actions and precautions (including the use of antivirus software) consistent with SCHEDULE D to prevent the introduction and proliferation of Malicious Code into AT&T's environment or any System used by Supplier to provide the Services. [**] under this Agreement, [**] the Malicious Code [**].

     15.9 DISABLING CODE

          Supplier represents and warrants that, without the prior written consent of AT&T, Supplier shall not insert into the Software any Disabling Code. Supplier further represents and warrants that, with respect to any Disabling Code that may be part of the Software, Supplier shall not invoke or cause to be invoked such Disabling Code at any time, including upon expiration or termination of this Agreement for any reason, without AT&T's prior written consent. Supplier also represents and warrants that it shall not use Third-Party Software with Disabling Code without the prior approval of AT&T.

     15.10 COMPLIANCE WITH LAWS

          (a) COMPLIANCE BY SUPPLIER. Supplier represents and warrants that, with respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder and subject to SECTION 15.10(F), it is and shall be in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement, including identifying and procuring applicable permits, certificates, approvals and inspections required under such Laws. If a charge of non-compliance by Supplier with any such Laws occurs, Supplier shall promptly notify AT&T of such charge. Notwithstanding anything to the contrary contained herein, Supplier shall at all times during the term of this Agreement provide the Services


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

               solely from geographic regions from which Supplier is permitted under United States Law to provide the Services and from which AT&T is permitted under United States Law to receive the Services.

          (b)  RESERVED.

          (c) COMPLIANCE DATA AND REPORTS. Supplier shall provide AT&T with data and reports in Supplier's possession necessary for AT&T to comply with all Laws applicable to the Services.

          (d) SOFTWARE, EQUIPMENT, SYSTEMS AND MATERIALS COMPLIANCE. Supplier covenants that the Software, Equipment, Systems and Materials owned, provided or used by Supplier in providing the Services are in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement.

          (e) NOTICE OF LAWS. Supplier shall notify AT&T of any Laws and changes in Laws applicable to the provision of the Services (and not specific to the provision of telecommunication services) and shall identify the impact of such Laws and changes in Laws on Supplier' performance of such Services. Supplier also shall [**] and shall [**], Supplier shall [**]. With respect to those Laws applicable to AT&T [**], AT&T shall [**]. At AT&T's request, Supplier Personnel shall participate in AT&T provided regulatory compliance training programs.

          (f) AT&T NOTICE OF LAWS. AT&T shall notify Supplier of any changes of Laws specific to [**] as AT&T becomes aware of such changes of Laws and to the extent such notification was provided internally before the Commencement Date to the AT&T Personnel or AT&T business units responsible for performing the services replaced by the Service in accordance with applicable related law.

          (g) COST OF COMPLIANCE WITH CHANGES IN LAWS. Supplier shall comply with all Laws and changes in Laws applicable to the Services (including such Laws specifically applicable to AT&T or the Eligible Recipients as providers of telecommunication services, subject to Supplier receiving notice of such specifically applicable Laws from AT&T pursuant to SECTION 15.10(F) or otherwise known to Supplier, including as contemplated by SECTION 15.10(E)). Supplier shall implement any necessary modifications to the Services prior to the applicable deadline for such change in Law. To the extent any such implementation is required by changes in Laws specifically applicable to AT&T [**], the provisions of SECTION 11.5 shall apply. Other changes required by changes in Laws shall be performed at [**].

          (h) COMPLIANCE WITH DATA PRIVACY LAWS. Without limiting any other provisions of this Agreement, with respect to any AT&T Personal Data, Supplier shall


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

               comply with all Laws under applicable Privacy Laws (as well as Laws with respect to any CPNI or CPI). Supplier shall also provide AT&T with such assistance as AT&T may reasonably require to fulfill its responsibilities under the respective applicable Privacy Laws.

          (i) COMPLIANCE WITH EXPORT CONTROL LAWS. The Parties expressly acknowledge their obligation to comply with all applicable Laws regarding export from the United States of computer hardware, software, technical data or derivatives thereof, as such Laws may be modified from time to time. In their respective performance of the activities contemplated under this Agreement, neither party will directly or indirectly export (or re-export) any computer hardware, software, technical data or derivatives of such hardware, software or technical data, or permit the shipment of same: (a) into any country to which the United States has embargoed goods; (b) to anyone on the U.S. Treasury Department's List of Specially Designated Nationals, List of Specially Designated Terrorists or List of Specially Designated Narcotics Traffickers, or the U.S. Commerce Department's Denied Parties List; or (c) to any country or destination for which the United States government or a United States governmental agency requires an export license or other approval for export without first having obtained such license or other approval. Each Party will reasonably cooperate with the other and will provide to the other promptly upon request any end-user certificates, affidavits regarding re-export or other certificates or documents as are reasonably requested to obtain approvals, consents, licenses and/or permits required for any payment or any export or import of products or services under this Agreement. To the extent within Supplier's control, Supplier shall be responsible for, and shall coordinate and oversee, compliance with such export Laws in respect of such items exported or imported hereunder. This
               SECTION 15.9(G) shall not relieve Supplier of its obligation to perform the Services as provided herein, but such performance shall be undertaken in a manner complying with such Laws. Further, a change of any such Law shall not constitute a force majeure event pursuant to SECTION 18.2. The provisions of this
               SECTION 15.9(G) will survive the expiration or termination of this Agreement for any reason.

          (j) FCPA COMPLIANCE. Without limiting any other provision of this Agreement, in all activities associated with the performance of the Services, Supplier shall perform in a manner consistent with the requirements of the FCPA. The FCPA prohibits the payment or offering anything of value to a government official or political party or candidate for the purpose of corrupting the exercise of an individual's duties and attempting to influence that individual to provide or retain business. [**].

          (k) EXECUTIVE ORDER COMPLIANCE. Supplier's obligation to comply with all Laws includes the procurement of permits, certificates, approvals, inspections and licenses, when needed, in the performance of this Agreement. Supplier further


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                                                Agreement Number: 20070319.002.C

               agrees to comply with all applicable Executive and Federal regulations as set forth in "Executive Orders and Associated Regulations," a copy of which is attached as SCHEDULE U and by this reference made a part of this Agreement.

          (l) RESPONSIBILITY. [**] Supplier, AT&T or the Eligible Recipients [**] of Supplier or its Subcontractors [**].

          (m) TERMINATION. In the event that there is any change in Laws that results in AT&T incurring significantly increased Charges in accordance with this Agreement or otherwise significantly affects Supplier's ability to perform the Services, then AT&T may at its option terminate this Agreement in its entirety or (subject to application of Change Management Procedures) the affected portion of the Services by giving Supplier at least sixty (60) days prior notice and designating a date upon which such termination shall be effective. Supplier shall not be entitled to [**] in connection with a termination on this basis.

     15.11 INTEROPERABILITY

          (a) AT&T warrants that, as of the Effective Date, the Systems used to provide the services being replaced by the Services are fully interoperable with the Software, Equipment, firmware and embedded chips used by AT&T that may deliver records to, receive records from or otherwise interact with the Systems to receive the services replaced by the Services.

          (b) Supplier represents and warrants that the Systems used to provide the Services will, after the Effective Date, continue to be fully interoperable with the Software, Equipment, firmware and embedded chips used by AT&T that may deliver records to, receive records from, or otherwise interact with the Systems to receive the Services.

     15.12 OFFSHORE TRANSFER OR PROCESSING OF AT&T DATA.

          (a) Supplier represents and warrants that, to the extent that its performance of the Services includes the transfer, storage or processing outside of the United States of AT&T Data or other performance of the Services outside of the United States, such Services (the "OFFSHORE SERVICES") will be (i) performed in accordance with the Agreement and Laws (including Privacy Laws) of the United States, European Union (if applicable) and any jurisdiction in which the Offshore Services are performed and
               (ii) performed such that Laws permit the transfer of the AT&T Data back into the United States, and future performance of the Services within the United States, without any additional cost to AT&T or authorization or permission of any Entity or government.


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                                                Agreement Number: 20070319.002.C

          (b) In the event that new Laws or changes in Laws (including as contemplated in SECTION 15.9): (i) require that [**]; (ii) prohibit the [**]; or (iii) require that [**] (collectively, "OFFSHORE IMPACT"), Supplier shall perform all necessary tasks in order to continue to perform the Services, including any Offshore Services, in compliance with Laws, including, as required by Laws, the performance of any or all Services within the United States. Upon the event of an Offshore Impact, the [**].

          (c) Supplier represents and warrants that, to the extent that Offshore Services are performed and to the extent that AT&T Data is transferred to, processed or stored outside, or accessed from outside of the United States and in addition to its other obligations under this Agreement, Supplier shall store and process AT&T Data and store and operate all Application Software in a secure environment designed, monitored and administered to prevent the violation of Laws or this Agreement. In addition, Supplier shall establish, and require all Supplier Personnel to comply with, stringent policies and rules regarding the removal of AT&T Data or Application Software from Supplier Facilities and otherwise requiring Supplier Personnel to act in accordance with this Agreement and Laws, and Supplier shall establish physical and logical measures to ensure that such policies and rules are followed. Under no circumstances shall AT&T Data or Application Software used in Offshore Services be removed from Supplier Facilities.

          (d)  Without limiting Supplier's obligations or AT&T's rights under
               SECTION 6.1(A), Supplier represents and warrants that, to the extent that Offshore Service are performed, no more than [**]%) percent of all Supplier Personnel and Managed Third Parties performing Services (calculated on an FTE basis) will be located outside of the United States. If [**] months after the Commencement Date or thereafter [**] month period, Supplier may increase the percentage of Supplier Personnel and Managed Third Parties performing Services outside the United States to [**] percent ([**]%) (calculated on an FTE basis). Any increase in the percentage of Offshore Services above the foregoing shall be subject to [**].

               However, if Supplier subsequently [**] for [**] consecutive months or for more than [**] months in a [**] month period, [**], Supplier shall re-establish the level of Supplier Personnel and Managed Third Parties performing Services outside of the United States to no more than [**] percent ([**]%) (calculated on an FTE basis), [**].

     15.13 DISCLAIMER

          EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS, CONDITIONS OR WARRANTIES TO THE


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                                                Agreement Number: 20070319.002.C

          OTHER PARTY, WHETHER EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

16.  INSURANCE AND RISK OF LOSS

     16.1 INSURANCE.

          (a) With respect to Supplier's performance under this Agreement, and in addition to Supplier's obligation to indemnify, Supplier shall comply with this Section.

          (b) Supplier shall maintain the insurance coverages and limits required by this Section and any additional insurance and/or bonds required by law:

               (i) at all times during the term of this Agreement and until completion of all Work associated with this Agreement, whichever is later; and

               (ii) with respect to any coverage maintained in a "claims-made"
                    policy, for two (2) years following the term of this Agreement or completion of all Work associated with this Agreement, whichever is later. If a "claims-made" policy is maintained, the retroactive date must precede the commencement of Work under this Agreement;

          (c) Supplier shall require each subcontractor who may perform Work under this Agreement or enter upon the Work site to maintain coverages, requirements, and limits at least as broad as those listed in this Section from the time when the subcontractor begins work, throughout the term of the subcontractor's work and, with respect to any coverage maintained on a "claims-made" policy, for two (2) years thereafter;

          (d) Supplier shall procure the required insurance from an insurance company eligible to do business in the state or states where Work will be performed and having and maintaining a Financial Strength Rating of [**] or better and a Financial Size Category of [**] or better, as rated in the A.M. Best Key Rating Guide for Property and Casualty Insurance Companies, except that, in the case of Workers' Compensation insurance, Supplier may procure insurance from the state fund of the state where Work is to be performed; and

          (e) Supplier shall deliver to AT&T, certificates of insurance stating the types of insurance and policy limits with the cancellation clause amended to read as follows: "The issuing insurance company will endeavor to provide at least 30 days advance written notice of cancellation or non-renewal to AT&T. Supplier shall deliver such certificates:


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      distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

               (i) prior to execution of this Agreement and prior to commencement of any work;

               (ii) prior to expiration of any insurance policy required in this
                    Section; and

               (iii) for any coverage maintained on a "claims-made" policy, for two (2) years following the term of this Agreement or completion of all Work associated with this Agreement, whichever is later.

          (f)  The Parties agree:

               (i) the failure of AT&T to demand such certificate of insurance or failure of AT&T to identify a deficiency will not be construed as a waiver of Supplier's obligation to maintain the insurance required under this Agreement;

               (ii) that the insurance required under this Agreement does not represent that coverage and limits will necessarily be adequate to protect Supplier, nor be deemed as a limitation on Supplier's liability to AT&T in this Agreement;

          (g) Supplier may meet the required insurance coverages and limits with any combination of primary and Umbrella/Excess liability insurance; and

          (h) Supplier is responsible for any deductible or self-insured retention.

          (i)  The insurance coverage required by this Section includes:

               (i) Workers' Compensation insurance with benefits afforded under the laws of any state in which the Work is to be performed and Employers Liability insurance with limits of at least:

                    -    $500,000 for Bodily Injury - each accident

                    -    $500,000 for Bodily Injury by disease - policy limits

                    -    $500,000 for Bodily Injury by disease - each employee

               (ii) To the fullest extent allowable by Law, the policy must include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees.

               (iii) In states where Workers' Compensation insurance is a monopolistic state-run system, Supplier shall add Stop Gap Employers Liability with limits not less than $500,000 each accident or disease.


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                                                Agreement Number: 20070319.002.C

               (iv) Commercial General Liability insurance written on Insurance
                    Services Office (ISO) Form CG 00 01 12 04 or a substitute form providing equivalent coverage, covering liability arising from premises, operations, personal injury, products/completed operations, and liability assumed under an insured contract (including the tort liability of another assumed in a business contract) with limits of at least:

                    -    $2,000,000 General Aggregate limit

                    - $1,000,000 each occurrence limit for all bodily injury or property damage incurred in any one (1) occurrence

                    - $1,000,000 each occurrence limit for Personal Injury and Advertising Injury

                    - $2,000,000 Products/Completed Operations Aggregate limit

                    - $1,000,000 each occurrence limit for Products/Completed Operations

                    - $1,000,000 Damage to Premises Rented to You (Fire Legal Liability)

               (v)  The Commercial General Liability insurance policy must:

                    - include AT&T, its Affiliates, and their directors, officers, and employees as Additional Insureds. Supplier shall provide a copy of the Additional Insured endorsement to AT&T. The Additional Insured endorsement may either be specific to AT&T or may be "blanket" or "automatic" addressing any person or entity as required by contract. A copy of the Additional Insured endorsement must be provided within 60 days of execution of this Agreement and within 60 days of each Commercial General Liability policy renewal;

                    - include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees; and

                    - be primary and non-contributory with respect to any insurance or self-insurance that is maintained by AT&T.


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                                                Agreement Number: 20070319.002.C

               (vi) Business Automobile Liability insurance with limits of at least $1,000,000 each accident for bodily injury and property damage, extending to all owned, hired, and non-owned vehicles.

               (vii) Umbrella/Excess Liability insurance with limits of at least
                    $1,000,000 each occurrence and in the aggregate with terms and conditions at least as broad as the underlying Commercial General Liability, Business Auto Liability, and Employers Liability policies. Umbrella/Excess Liability limits will be primary and non-contributory with respect to any insurance or self-insurance that is maintained by AT&T.

               (viii) Fidelity or Crime insurance covering employee dishonesty.
                    Supplier shall include a client coverage endorsement written for limits of $1,000,000 in the aggregate and shall include AT&T as Loss Payee.

               (ix) Professional Liability (Errors & Omissions) insurance with limits of $1,000,000 each claim or wrongful act and in the aggregate.

               (x) Internet Liability and Network Protection (Cyberrisk) insurance with limits of $1,000,000 each claim or wrongful act and in the aggregate.

               (xi) Media Liability insurance with limits of $1,000,000 each claim or wrongful act and in the aggregate.

               (xii) Property insurance with limits equal to the replacement cost of Supplier's Business Personal Property at the location where Work is to be performed under this Agreement. The Property insurance policy will include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees.

     16.2 RISK OF LOSS

          (a) GENERAL. Except as otherwise provided in SECTION 17.3, each Party shall be responsible for risk of loss of, and damage to, any Equipment, Software or other materials in its possession or under its control. Supplier [**]. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft or governmental taking of any item of Equipment, Software or other materials in the possession or under the control of such Party, whether or not insured against by such Party, whether partial or complete, which is caused by any act, omission, fault or neglect of such Party ("EVENT OF LOSS"). Such Party shall be responsible for the cost of any necessary repair or replacement of such Equipment, Software or other materials due to an Event of Loss; in the event of a AT&T Event of Loss, such repair or replacement shall not be considered part of Supplier's maintenance obligations. For a AT&T Event of


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                                                Agreement Number: 20070319.002.C

               Loss, Supplier shall coordinate and oversee repair or replacement performed by a third party on a [**] basis, or by Supplier at agreed-upon prices.

          (b) WAIVER. Except as provided below, Supplier and AT&T each waive all rights to recover against the other Party for damage, destruction, loss, theft or governmental taking of their respective real or tangible personal property (whether owned or leased) from any cause to the extent covered by insurance maintained by each of them, [**]. This waiver of subrogation shall not extend to the damage, destruction, loss or theft of real or tangible personal property caused by the negligence or other tortious conduct of the other Party or the failure of the other Party to comply with its obligations under this Agreement. Supplier and AT&T will [**] maintained by each Party.

     16.3 THIRD PARTY ADMINISTRATOR

          Supplier understands and acknowledges that AT&T may engage the services of a third party administrator (the "ADMINISTRATOR") to perform certain Agreement-related administrative functions for AT&T which may include (i) collecting and verifying certificates of insurance, (ii) providing financial analysis, (iii) verifying certifications under SECTION 9.11 (Supplier Diversity), and (iv) collecting and verifying Supplier profile information. Supplier shall
          (A) cooperate with the Administrator in Administrator's performance of such functions, (B) provide such data as the Administrator may from time to time request, and (C) pay the Administrator a one time set-up fee of $[**] and an annual fee for the performance of such functions (not to exceed $[**]). Notwithstanding any other provision of the Agreement, AT&T may provide Proprietary Information regarding Supplier to the Administrator, as appropriate to the exercise AT&T's rights under this Agreement.

17.  INDEMNITIES

     17.1 INDEMNITY BY SUPPLIER

          Supplier agrees to indemnify, defend and hold harmless AT&T and the Eligible Recipients and their respective officers, directors, employees, agents, representatives, successors and assigns from any and all Losses and threatened Losses due to third-party claims arising from or in connection with any of the following:

          (a)  [**];

          (b)  [**];

          (c)  [**] the Services;

          (d)  [**];


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                                                Agreement Number: 20070319.002.C

          (e)  [**];

          (f)  RESERVED.

          (g)  [**];

          (h)  [**] pursuant to this Agreement;

          (i)  [**] the regulations promulgated thereunder;

          (j)  [**] under this Agreement, [**] under this Agreement;

          (k)  [**];

          (l) [**] resulting from [**] from and after [**] other aspects of the [**]; and/or [**] in connection with [**], except, in each case, to the extent [**] under this Agreement;

          (m)  [**] its obligations under [**];

          (n) [**] with respect to [**] in connection with [**] of this Agreement;

          (o)  [**] with this Agreement.

     17.2 INDEMNITY BY AT&T

          AT&T agrees to indemnify, defend and hold harmless Supplier and its officers, directors, employees, agents, representatives, successors and assigns, from any Losses and threatened Losses due to third-party claims arising from or in connection with any of the following:

          (a)  [**];

          (b)  [**] under this Agreement;

          (c)  [**] pursuant to this Agreement;

          (d)  [**];

          (e)  [**] or other proprietary rights [**];

          (f)  [**], that are the [**];

          (g)  [**] under this Agreement, [**] under this Agreement;

          (h)  [**]; and


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                     companies except by written agreement.

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                                                Agreement Number: 20070319.002.C

          (i)  [**] of this Agreement.

     17.3 ADDITIONAL INDEMNITIES

          Supplier and AT&T each agree to indemnify, defend and hold harmless the other, and the Eligible Recipients and their respective Affiliates, officers, directors, employees, agents, representatives, successors and assigns, from any and all Losses and threatened Losses to the extent they arise from or in connection with any of the following: (a) except as otherwise provided in SECTION 17.1(K), the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement; and
          (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement.

     17.4 ENVIRONMENTAL

          (a) AT&T OBLIGATIONS. With respect to AT&T sites where Supplier performs Services and where Hazardous Materials are used or produced in operations performed by AT&T, AT&T shall [**] (i) notify Supplier of any procedures and precautions to be taken by Supplier when performing Services, (ii) when applicable Laws require the use of special equipment or training in order for Supplier to provide safely and properly the Services in the presence of such Hazardous Materials, provide such equipment and acquisition of training, (iii) comply with all material applicable Laws concerning AT&T's treatment, storage, registration, handling or disposal of or reporting about, Hazardous Materials used or produced by AT&T in its operations and (iv) be responsible for [**] with respect to AT&T's treatment, storage, registration, handling or disposal of or reporting about Hazardous Materials used or produced by AT&T in its operations.

          (b) SUPPLIER OBLIGATIONS. Supplier shall (i) notify AT&T of the procedures and precautions to be taken at AT&T or Supplier facilities where Hazardous Materials are used or produced by Supplier or its Affiliates or Subcontractors in the performance of the Services, (ii) provide [**] any special equipment or training required by AT&T to perform its operations safely and properly in the presence of such Hazardous Materials, (iii) be responsible for complying with all material applicable Laws concerning the treatment, storage, registration, handling or disposal of or reporting about Hazardous Materials used or produced by Supplier or its Affiliates or Subcontractors in the performance of the Services and (iv) be responsible for [**] with respect to the treatment, storage, registration, reporting, handling or disposal of any Hazardous Materials used or


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                                                Agreement Number: 20070319.002.C

               produced in the performance by Supplier or its Affiliates or Subcontractors of the Services.

          (c) RESPONSE. In the event that Hazardous Materials other than Hazardous Materials brought on to the AT&T Site by Supplier, its Affiliates or agents are present at any AT&T Site during the term of this Agreement, Supplier may cease performance of any affected portion of the Services if and to the extent Supplier's ability to perform such portion of the Services safely (as determined by OSHA standards) is impacted by the presence of such Hazardous Materials and the unsafe condition cannot reasonably be circumvented by Supplier through the use of alternative approaches, workaround plans or other means; provided that [**].

          (d) RESPONSIBILITY. AT&T shall be liable for and indemnify Supplier against all costs, expenses or other Losses incurred or suffered by Supplier as a result of the treatment, storage, registration, handling, disposal or release of or reporting about Hazardous Materials used or produced by operations performed by AT&T at the AT&T sites, except to the extent that such costs, expenses or Losses were caused by the conduct of Supplier or Supplier's employees, subcontractors, agents, invitees or representatives. Supplier shall be liable for and indemnify AT&T and the Eligible Recipients against all costs, expenses or other Losses incurred or suffered by AT&T or any Eligible Recipient as a result of the treatment, storage, registration, handling, disposal or release of or reporting about Hazardous Materials used or produced by Supplier in the performance of the Services, except to the extent such costs, expenses or Losses were caused by the conduct of AT&T, AT&T employees, invitees, contractors or other persons for whom AT&T is legally responsible (which specifically excludes Supplier or Supplier's employees, subcontractors, agents or representatives). Neither Supplier nor AT&T shall be liable to the other for any special, indirect, incidental or consequential damages.

     17.5 INDEMNIFICATION PROCEDURES

          With respect to third-party claims (other than those covered by SECTION 17.1(F)), the following procedures shall apply:

          (a) NOTICE. Promptly after receipt by any Entity entitled to indemnification (under SECTION 17.1 through SECTION 17.4 or any other provisions of this Agreement) of notice of the commencement or threatened commencement of any civil, criminal, administrative or investigative action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to any such Section, the indemnitee shall notify the indemnitor of such claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual


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                                                Agreement Number: 20070319.002.C

               prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnitee relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that claim (a "NOTICE OF ELECTION").

          (b) PROCEDURE FOLLOWING NOTICE OF ELECTION. If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status of the defense, and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before entering into any settlement of such claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such claim. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that (i) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (ii) the indemnitor shall pay the fees and expenses associated with such counsel if, in the reasonable judgment of the indemnitee, based on an opinion of counsel, there is a conflict of interest with respect to such claim or if the indemnitor has requested the assistance of the indemnitee in the defense of the claim or the indemnitor has failed to defend the claim diligently. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any claim if (x) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (y) the indemnitee has not provided the indemnitor with notice of such claim and a reasonable opportunity to respond thereto or (z) the time period within which to deliver a Notice of Election has not yet expired.

          (c) PROCEDURE WHERE NO NOTICE OF ELECTION IS DELIVERED. If the indemnitor does not deliver a Notice of Election relating to any claim within the required notice period, the indemnitee shall have the right to defend the claim in such manner as it may deem appropriate. The indemnitor shall promptly reimburse the indemnitee for all such costs and expenses incurred by the indemnitee, including attorneys' fees.

     17.6 SUBROGATION

          Except as otherwise provided in SECTIONS 16.1 or 16.2 in the event that an indemnitor shall be obligated to indemnify an indemnitee pursuant to SECTION 17.1 through SECTION 17.4 or any other provision of this Agreement, the indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the indemnitee with respect to the claims to which such indemnification relates.


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                                                Agreement Number: 20070319.002.C

18.  LIABILITY

     18.1 GENERAL INTENT

          Subject to the specific provisions and limitations of this ARTICLE 18, it is the intent of the Parties that each Party shall be liable to the other Party for any actual damages incurred by the non-breaching Party as a result of the breaching Party's failure to perform its obligations in the manner required by this Agreement.

     18.2 FORCE MAJEURE

          (a) GENERAL. Subject to SECTION 18.2, no Party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God; wars, riots, civil disorders, rebellions or revolutions or any other similar cause beyond the reasonable control of such Party, except to the extent the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay can not reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means. A strike, lockout or labor dispute involving Supplier or a Subcontractor and its own personnel shall not excuse Supplier from its obligations hereunder. In addition, the refusal of Supplier Personnel to enter a facility that is the subject of a labor dispute shall excuse Supplier from its obligations hereunder only if and to the extent such refusal is based upon a reasonable fear of physical harm.

          (b) DURATION AND NOTIFICATION. In such event the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such circumstances prevail and such Party continues to use all commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. Any Party so prevented, hindered or delayed in its performance shall, as quickly as practicable under the circumstances, notify the Party to whom performance is due by telephone (to be confirmed in writing within one (1) day of the inception of such delay) and describe at a reasonable level of detail the circumstances of the force majeure event, the steps being taken to address such force majeure event and the expected duration of such force majeure event.

          (c) [**]. If any event described in [**]. In addition, if any event described in [**] of this Agreement [**]. Supplier shall [**].

          (d) DISASTER RECOVERY. Upon the occurrence of a force majeure event, Supplier shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services as described in SCHEDULE D. The occurrence of a


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                                                Agreement Number: 20070319.002.C

               force majeure event shall not relieve Supplier of its obligation to implement its disaster recovery plan and provide disaster recovery services. Supplier shall periodically update and test the operability of the disaster recovery plan and certify to AT&T that the disaster recovery plan is fully operational.

          (e)  [**] in accordance with this Agreement [**] hereunder [**].

          (f) [**] under this Agreement, [**]. In no event will [**] in the event of the occurrence of a force majeure event.

     18.3 LIMITATION OF LIABILITY

          (a)  LIMITATION AS TO NATURE OF DAMAGES. EXCEPT AS PROVIDED IN THIS
               SECTION 18.3 OR SECTION 17.1, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST REVENUE, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

          (b)  LIMITATION AS TO AMOUNT OF DAMAGES. EXCEPT AS PROVIDED IN THIS
               SECTION 18.3, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR AGGREGATE DAMAGES GREATER THAN THE GREATER OF (i) TWENTY MILLION DOLLARS OR (ii) THE CHARGES PAID OR PAYABLE BY AT&T DURING THE TWELVE (12) MONTHS PRECEDING THE EVENT GIVING RISE TO THE LIABILITY.

          (c) [**]. The limitations of liability set forth in SECTION 18.3(A) and SECTION 18.3(B) shall [**]:

               (i)  [**] a Party;

               (ii) [**] under ARTICLE 17 of this Agreement;

               (iii) [**] of this Agreement [**];

               (iv) [**] provide [**];

               (v)  [**];

               (vi) [**] set forth in [**]; or

               (vii) [**] under [**];

          (d) [**]. The following shall be considered [**] in accordance with this Agreement:


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                                                Agreement Number: 20070319.002.C

               (i)  [**];

               (ii) [**] or any part thereof;

               (iii) [**];

               (iv) [**] under this Agreement;

               (v)  [**], including [**] in connection with [**];

               (vi) [**] in accordance with this Agreement, including [**]
                    perform an obligation under this Agreement;

               (vii) [**];

               (viii) [**]; and

               (ix) [**] pursuant to SCHEDULE F.

          (e) ITEMS NOT CONSIDERED DAMAGES. Charges and other amounts that are due and owing to Supplier for Services performed under this Agreement shall not be considered damages subject to, and shall not be counted toward the liability cap specified in, SECTION 18.3(B).

          (f) NO WAIVER. Nothing in this provision shall be interpreted to prevent a Party from recovering damages otherwise recoverable under this Agreement.

19.  DISPUTE RESOLUTION

     19.1 INFORMAL DISPUTE RESOLUTION

          Prior to the initiation of formal dispute resolution procedures with respect to any dispute, other than as provided in SECTION 19.1(D) or
          SECTION 20.9, the Parties shall first attempt to resolve such dispute informally, as follows:

          (a) INITIAL EFFORT. The Parties agree that they shall attempt in good faith to resolve all disputes (other than those described in SECTION 19.1(D) or SECTION 20.9) in accordance with SCHEDULE D,
               PART 4. In the event of a dispute that is not resolved or resolvable in accordance with SCHEDULE D, PART 4, either Party may refer the dispute for resolution to the senior corporate executives specified in SECTION 19.1(B) below upon written notice to the other Party.

          (b)  ESCALATION. Within five (5) business days of a notice under
               SECTION 19.1(A) above referring a dispute for resolution by senior corporate executives, the AT&T Contract Office and the Supplier Account Office will each prepare and


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               provide to an Supplier Division President and the AT&T Chief
               Information Officer, respectively, summaries of the relevant information and background of the dispute, along with any appropriate supporting documentation, for their review. The designated senior corporate executives will confer as often as they deem reasonably necessary in order to gather and furnish to the other all information with respect to the matter in issue which the parties believe to be appropriate and germane in connection with its resolution. The designated senior corporate executives shall discuss the problem and negotiate in good faith in an effort to resolve the dispute without the necessity of any formal proceeding. The specific format for the discussions will be left to the discretion of the designated senior corporate executives, but may include the preparation of agreed-upon statements of fact or written statements of position.

          (c)  PROVISION OF INFORMATION. During the course of negotiations under
               SECTION 19.1(A) or SECTION 19.1(b) above, all reasonable requests made by one Party to another for non-privileged information, reasonably related to the dispute, will be honored in order that each of the parties may be fully advised of the other's position. All negotiation shall be strictly confidential and used solely for the purposes of settlement. Any materials prepared by one Party for these proceedings shall not be used as evidence by the other Party in any subsequent arbitration or litigation; provided, however, the underlying facts supporting such materials may be subject to discovery.

          (d) PREREQUISITE TO FORMAL PROCEEDINGS. Formal proceedings for the resolution of a dispute may not be commenced until the earlier of: (i) the designated senior corporate executives under SECTION 19.1(B) above concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or (ii) thirty (30) days after the notice under SECTION 19.1(A) above referring the dispute to designated senior corporate executives. The time periods specified in this SECTION
               19.1 shall not be construed to prevent a Party from instituting, and a Party is authorized to institute, formal proceedings earlier to (A) avoid the expiration of any applicable limitations period, (B) preserve a superior position with respect to other creditors, or (C) address a claim arising out of the breach of a Party's obligations under ARTICLE 13 or a dispute subject to
               SECTION 20.9.

     19.2 ARBITRATION

          (a) Except for claims arising out of the breach of a Party's obligations under ARTICLE 13 or disputes subject to SECTION 20.9, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, which cannot be resolved using the procedures set forth above in SECTION 19.1, shall be finally resolved under the Commercial Arbitration Rules of the American Arbitration Association then in effect; provided, however, that without limiting any rights at


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                                                Agreement Number: 20070319.002.C

               law or in equity a Party may have because of an improper termination of this Agreement by the other Party, nothing contained in this Agreement shall limit either Party's right to terminate this Agreement pursuant to ARTICLE 20.

          (b) The Arbitration shall take place in [**], and shall apply the law of [**]. The decision of the arbitrators shall be final and binding and judgment on the award may be entered in any court of competent jurisdiction. The arbitrators shall be instructed to state the reasons for their decisions in writing, including findings of fact and law. The arbitrators shall be bound by the warranties, limitations of liability and other provisions of this Agreement. Except with respect to the provisions of this Agreement that provide for injunctive relief rights, such arbitration shall be a precondition to any application by either Party to any court of competent jurisdiction.

          (c) Within ten (10) days after delivery of written notice ("NOTICE OF DISPUTE") by one Party to the other in accordance with this Section, the Parties each shall use good faith efforts to mutually agree upon one (1) arbitrator. If the Parties are not able to agree upon one (1) arbitrator within such period of time, the Parties each shall within ten (10) days: (i) appoint one (1) arbitrator who has at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties and (ii) deliver written notice of the identity of such arbitrator and a copy of his or her written acceptance of such appointment to the other Party. If either Party fails or refuses to appoint an arbitrator within such ten (10) day period, the single arbitrator appointed by the other Party shall decide alone the issues set out in the Notice of Dispute. Within ten (10) days after such appointment and notice, such arbitrators shall appoint a third arbitrator. In the event that the two (2) arbitrators fail to appoint a third arbitrator within ten (10) days of the appointment of the second arbitrator, either arbitrator or either Party may apply for the appointment of a third arbitrator to the American Arbitration Association.

          (d) All arbitrators selected pursuant to this Section shall be practicing attorneys with at least five (5) years of experience in technology law applicable to the Services. Any such appointment shall be binding upon the Parties. The Parties shall use best efforts to set the arbitration within sixty (60) days after selection of the arbitrator or arbitrators, as applicable, but in no event shall the arbitration be set more than ninety
               (90) days after selection of the arbitrator or arbitrators, as applicable. Discovery as permitted by the Federal Rules of Civil Procedure then in effect will be allowed in connection with arbitration to the extent consistent with the purpose of the arbitration and as allowed by the arbitrator or arbitrators, as applicable. The decision or award of the arbitrator or the majority of the three arbitrators, as applicable, shall be rendered within fifteen (15) days after the conclusion of the hearing, shall be in writing, shall set forth the basis therefor, and shall be final, binding and nonappealable upon the Parties and may be


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                                                Agreement Number: 20070319.002.C

               enforced and executed upon in any court having jurisdiction over the Party against whom the enforcement of such decision or award is sought. Each Party shall bear its own arbitration costs and expenses and all other costs and expenses of the arbitration shall be divided equally between the Parties; provided, however, the arbitrator or arbitrators, as applicable, may modify the allocation of fees, costs and expenses in the award in those cases where fairness dictates other than such allocation between the Parties.

     19.3 CONTINUED PERFORMANCE

          (a) GENERAL. Each Party agrees that it shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided that this provision shall not operate or be construed as extending the term of this Agreement or prohibiting or delaying a Party's exercise of any right it may have to terminate the term of this Agreement as to all or any part of the Services. [**].

          (b) [**]. Supplier acknowledges and agrees that [**]. Supplier expressly acknowledges and agrees that, [**] under this Agreement, [**] AT&T and Supplier. Supplier further agrees as follows:

               (i) [**] any of the terms of this Agreement [**] under this Agreement [**], Supplier agrees that [**].

               (ii) Supplier shall not intentionally interrupt the Services or provide reduced levels of Service quality or support unless and until [**].

               (iii) [**] because it is required to do so [**], Supplier shall
                    [**] the Services.

               (iv) Subject to SECTIONS 20.1(B) and 4.3(A)(III), Supplier shall
                    [**].

     19.4 GOVERNING LAW

          This Agreement and performance under it shall be governed by and construed in accordance with the applicable laws of [**], without giving effect to the principles thereof relating to conflicts of laws. The United Nations Convention on Contracts for the International Sales of Goods shall not apply to this Agreement.

     19.5 VENUE AND JURISDICTION.

          In any litigation arising out of this Agreement and to the fullest extent permitted by Law, the Parties hereby irrevocably agree, submit and waive objection to jurisdiction and venue in, [**].


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                                                Agreement Number: 20070319.002.C

20.  TERMINATION

     20.1 TERMINATION FOR CAUSE

          (a)  BY AT&T. If Supplier:

               (i) commits a material breach of this Agreement, which breach is not cured within [**] days after notice of the breach from AT&T;

               (ii) commits a material breach of this Agreement that is not capable of being cured within [**] days;

               (iii) commits numerous breaches of its duties or obligations which collectively constitute a material breach of this Agreement;

               (iv) becomes liable for or incurs Service Level [**] for Minimum
                    Service Level Failures under this Agreement that, in the aggregate, exceed [**] percent ([**]%) of the [**] during any rolling [**] month period, regardless of whether such Service Level [**] are subject to, or have in fact been, [**] provisions of SCHEDULE F; provided, however, the foregoing shall not apply if the monthly average performance for the prior rolling [**] month period for each Critical Service Level is greater than the Minimum Service Level;

               (v) fails to perform in accordance with the Minimum Service Level of the same Service Level for [**] consecutive months or during [**] months of any [**] consecutive month period;

               (vi) makes an unpermitted assignment of this Agreement as
                    described in SECTION 21.1(B)(IV); or

               (vii) incurs liability to AT&T under this Agreement in excess of
                    [**] percent ([**]%) of the limitation of liability described in SECTION 18.3(B);

               then AT&T may, by giving notice to Supplier, terminate this Agreement with respect to all or any part of the Services, in whole or in part, as of a date specified in the notice of termination. Supplier shall [**] in connection with a Termination for Cause.

               The express acknowledgment that a certain amount of Service Level [**] or number of Service Level defaults constitutes grounds for termination under SECTIONS 20.1(A)(III) and (IV) does not imply that a lesser amount or number cannot constitute a material breach of this Agreement and therefore grounds for


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                                                Agreement Number: 20070319.002.C

               termination under other subsections, and no Party shall contend otherwise in any dispute or controversy between the Parties.

          (b)  BY SUPPLIER.

               In the event that AT&T fails to pay Supplier undisputed charges exceeding [**] the average monthly fees payable by AT&T under this Agreement and fails to cure such default within [**] days of notice from Supplier of the possibility of termination for failure to make such payment, Supplier may, by notice to AT&T, terminate this Agreement.

     20.2 CRITICAL SERVICES

Without limiting AT&T's rights under SECTION 20.1, if Supplier commits a material breach [**], and Supplier is unable to cure such breach within [**] hours of written notice from AT&T, AT&T may, in addition to its other remedies at law and in equity, [**] until Supplier has cured the breach or this Agreement is terminated. During such period, [**]. The express inclusion of this remedy in this SECTION 20.2 does not limit AT&T's right to use a similar remedy for other breaches by Supplier of this Agreement.

     20.3 TERMINATION FOR CONVENIENCE

AT&T may terminate this Agreement with respect to all or any portion of the Services for convenience and without cause at any time by giving Supplier 120 days prior notice designating the termination date. Upon the effective date of any such termination, AT&T shall pay to Supplier a [**] calculated in accordance with SCHEDULE M.

     20.4 TERMINATION UPON SUPPLIER CHANGE OF CONTROL

          (a) In the event of a change in Control of Supplier (or that portion of Supplier providing Services under this Agreement) or the Entity that Controls Supplier (if any), where such Control is acquired, directly or indirectly, in a single transaction or series of related transactions, or all or substantially all of the assets of Supplier are acquired by any Entity, or Supplier is merged with or into another Entity to form a new Entity, AT&T may at its option terminate this Agreement by giving Supplier at least ninety (90) days prior notice and designating a date upon which such termination shall be effective; provided, however, AT&T shall not have this right if Amdocs Limited, (a Guernsey corporation as of the Effective Date) retains Control of Supplier after such transaction, acquisition, merger; provided, further, if such change in Control of Supplier involves an AT&T competitor, AT&T may terminate this Agreement by giving Supplier at least ten (10) days prior notice, and AT&T competitor shall be prohibited from any contact with AT&T Data, AT&T Proprietary Information and any and all other information about the AT&T account, including


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                                                Agreement Number: 20070319.002.C

               discussions with Supplier Personnel regarding specifics relating to the Services. Supplier shall not be entitled to any [**] in connection with a termination pursuant to this SECTION 20.4.

          (b) Subject to any legal obligation of confidentiality or applicable securities laws, Supplier will provide AT&T with notice at the earliest permissible time of Supplier's intention to make such a change of Control and facilitate AT&T's receipt of sufficient information about the Entity acquiring Control for AT&T to choose to exercise its termination rights described in SECTION 20.4(A).

          (c)  Any permitted assignee or successor in interest under this
               SECTION 20.4 shall agree in writing to be bound by the terms and conditions of this Agreement.

          (d) Regardless of AT&T's consent or refusal to consent to an assignment under this SECTION 20.4, Supplier, or its successor in interest, shall continue to perform under the terms of the Agreement until such time as the Agreement terminates or expires.

     20.5 TERMINATION UPON AT&T MERGERS AND ACQUISITIONS

          In the event that, in a single transaction or series of transactions, AT&T acquires or is acquired by any other Entity (by stock sale, asset sale or otherwise) or merges with any other Entity, then, at any time within twelve (12) months after the last to occur of such events, AT&T may at its option terminate this Agreement by giving Supplier at least thirty (30) days' prior notice and designating a date upon which such termination shall be effective. Supplier shall be entitled to [**] in connection with a termination on this basis calculated in accordance with SCHEDULE M.

     20.6 TERMINATION UPON EXTRAORDINARY EVENT

          If, notwithstanding ninety (90) days of good faith negotiation by AT&T, AT&T and Supplier do not agree as contemplated by SECTION 11.7(B), AT&T may at its option terminate this Agreement by giving Supplier at least ninety (90) days prior notice and designating a date upon which such termination shall be effective. Supplier shall be entitled to [**] upon termination pursuant to this SECTION 20.6.

     20.7 INSOLVENCY

          (a) RIGHT TO TERMINATE. In the event that any Party (a) files for bankruptcy, (b) becomes or is declared insolvent, or is the subject of any proceedings related to its liquidation, insolvency or the appointment of a receiver or similar officer for it, (c) makes an assignment for the benefit of all or substantially all of its creditors or (d) enters into an agreement for the composition, extension, or readjustment of substantially all of its obligations, then the other Party may terminate this Agreement as of a date specified in a termination notice; provided,


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                                                Agreement Number: 20070319.002.C

               however, that Supplier will not have the right to exercise such termination under this SECTION 20.7 so long as AT&T pays for the Services to be received hereunder in advance on a month-to-month basis. If any Party elects to terminate this Agreement due to the insolvency of the other Party, such termination will be deemed to be a termination for cause hereunder.

          (b) SECTION 365(N). Notwithstanding any other provision of this Agreement to the contrary, in the event that Supplier becomes a debtor under the Bankruptcy Code and rejects this Agreement pursuant to Section 365 of the Bankruptcy Code (a "BANKRUPTCY REJECTION"), (i) any and all of the licensee and sublicensee rights of AT&T arising under or otherwise set forth in this Agreement, including the rights of AT&T referred to in SECTION 14.7, shall be deemed fully retained by and vested in AT&T as protected intellectual property rights under Section 365(n)(1)(B) of the Bankruptcy Code and further shall be deemed to exist immediately before the commencement of the bankruptcy case in which Supplier is the debtor; (ii) AT&T shall have all of the rights afforded to non-debtor licensees and sublicensees under
               Section 365(n) of the Bankruptcy Code; and (iii) to the extent any rights of AT&T under this Agreement which arise after the termination or expiration of this Agreement are determined by a bankruptcy court to not be "intellectual property rights" for purposes of Section 365(n), all of such rights shall remain vested in and fully retained by AT&T after any Bankruptcy Rejection as though this Agreement were terminated or expired. AT&T shall under no circumstances be required to terminate this Agreement after a Bankruptcy Rejection in order to enjoy or acquire any of its rights under this Agreement, including any of the rights of AT&T referenced in SECTION 14.7.

          (c) AT&T RIGHTS UPON SUPPLIER'S BANKRUPTCY. In the event of Supplier's bankruptcy or of the filing of any petition under the federal bankruptcy laws affecting the rights of Supplier which is not stayed or dismissed within thirty (30) days of filing, in addition to the other rights and remedies set forth herein, to the maximum extent permitted by Law, AT&T will have the immediate right to retain and take possession for safekeeping all AT&T Data, AT&T Proprietary Information, AT&T licensed Third Party Software, AT&T owned Equipment, AT&T owned Materials, AT&T owned Developed Materials, and all other Software, Equipment, Systems or Materials to which AT&T is or would be entitled during the term of this Agreement or upon the expiration or termination of this Agreement. Supplier shall cooperate fully with AT&T and assist AT&T in identifying and taking possession of the items listed in the preceding sentence. AT&T will have the right to hold such AT&T Data, Proprietary Information, Software, Equipment, Systems and Materials until such time as the trustee or receiver in bankruptcy or other appropriate court officer can provide adequate assurances and evidence to AT&T that they will be protected from sale, release, inspection, publication or inclusion in any publicly accessible record, document, material or filing. Supplier and AT&T agree that without this material


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               provision, AT&T would not have entered into this Agreement or provided any right to the possession or use of AT&T Data, AT&T Proprietary Information or AT&T Software covered by this Agreement.

          (d) RIGHTS TO ASSUME IN BANKRUPTCY. In the event of commencement of bankruptcy proceedings by or against AT&T or an Eligible Recipient, such Entity or its trustee in bankruptcy shall be entitled to assume the licenses granted to such Entity under or pursuant to this Agreement and shall be entitled to retain all of such Entity's rights thereunder.

     20.8 PARTIAL TERMINATION

          (a) TERMINATION BY SERVICE. Without limiting any other right of AT&T hereunder, if AT&T is entitled to terminate this Agreement or any Services, AT&T shall have the right to terminate this Agreement in whole or in part, with respect to one or more Services or with respect to the amount or volume of any Services, and in the event of any partial termination the Charges payable hereunder shall be equitably adjusted to reflect those terminated Services, amounts or volumes.

          (b) TERMINATION OF SERVICES FOR MATERIAL BREACH. In determining whether AT&T is entitled to terminate one or more Service(s) for cause pursuant to SECTION 20.1(A), the materiality of a breach by Supplier shall be measured with respect only to those Service(s) to be terminated by AT&T.

     20.9 EQUITABLE REMEDIES

          Supplier acknowledges that, in the event it breaches (or attempts or threatens to breach) its obligation to provide Termination Assistance Services as provided in SECTION 4.3, its obligation respecting continued performance in accordance with SECTION 19.3, or its obligation to provide access to computers or files containing AT&T Data in accordance with SECTION 13.5, AT&T will be irreparably harmed. In such a circumstance, AT&T may proceed directly to court for purposes of obtaining equitable relief. If a court of competent jurisdiction should find that Supplier has breached (or attempted or threatened to breach) any such obligations, Supplier agrees that without any additional findings of irreparable injury or other conditions to injunctive relief, it shall not oppose the entry of an appropriate order compelling performance by Supplier and restraining it from any further breaches (or attempted or threatened breaches).

21.  GENERAL

     21.1 BINDING NATURE AND ASSIGNMENT

          (a) BINDING NATURE. This Agreement will be binding on the Parties and their respective successors and permitted assigns.


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                                                Agreement Number: 20070319.002.C

          (b) ASSIGNMENT. Neither Party may, or will have the power to, assign this Agreement without the prior written consent of the other, except in the following circumstances:

               (i) Either Party may assign its rights and obligations under this Agreement, without the approval of the other Party, to an Affiliate of the assigning Party that is based and incorporated in the United States and that has the necessary capability, standing, resources and solvency as reasonably determined by the non-assigning Party to perform the Agreement and which expressly assumes such Party's obligations and responsibilities hereunder and is not a direct competitor of the other Party; provided, that the assigning Party shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. Any Party assigning its rights or obligations to an Affiliate in accordance with this Agreement shall, within one (1) business day after such assignment, provide notice thereof to the other Party together with a copy of any relevant provisions of the assignment document.

               (ii) Supplier may assign its rights and obligations under this
                    Agreement, only with the express written consent of AT&T, to an Affiliate of Supplier that is not based and incorporated in the United States and that has the necessary capability, standing, resources, reputation, governance, authorization, jurisdiction, location and solvency, as reasonably determined by AT&T, to perform the Agreement and which expressly assumes Supplier's obligations and responsibilities hereunder and is not a direct competitor of AT& T; provided, that Supplier shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. In the event that Supplier takes steps to assign its rights or obligations to an Affiliate in accordance with this Agreement, Supplier shall provide notice thereof to AT&T together with a copy of any relevant provisions of the assignment document and the relevant consent request. To the extent that the Affiliate of Supplier to which assignment is proposed meets the standards described above, as reasonably determined and evaluated in good faith by AT&T, which shall be entitled to take into account jurisdiction of the proposed assignee, including enforceability of rights and obligations, legal status of the proposed assignee, regulatory, enforcement and legal climate of the jurisdiction and other reasonable factors relevant to the provision of services to AT&T by a foreign entity, AT&T shall not unreasonably withhold such consent.


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               (iii) AT&T may assign its rights and obligations under this
                    Agreement to an Entity acquiring, directly or indirectly, Control of AT&T, an Entity into which AT&T is merged, or an Entity acquiring all or substantially all of AT&T's assets, without the approval of Supplier. The acquirer or surviving Entity shall agree in writing to be bound by the terms and conditions of this Agreement.

               (iv) Notwithstanding the foregoing, AT&T shall have the right to terminate this Agreement for cause in accordance with
                    SECTION 20.1(A) if Supplier makes any such assignment under this Agreement within one (1) year of the Effective Date.

               (v) Nothing in this SECTION 21.1(B), limits AT&T's termination rights pursuant to SECTION 20.4.

          (c) IMPERMISSIBLE ASSIGNMENT. Any attempted assignment that does not comply with the terms of this SECTION 21.1 shall be null and void.

     21.2 ENTIRE AGREEMENT; AMENDMENT

          This Agreement, including any Schedules and Exhibits referred to herein and attached hereto, each of which is incorporated herein for all purposes, constitutes the entire agreement between the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, promises, covenants, commitments or undertakings other than those expressly set forth herein. This Agreement supersedes all prior agreements, representations, warranties, promises, covenants, commitments or undertaking, whether written or oral, with respect to the subject matter contained in this Agreement. No amendment, modification, change, waiver or discharge hereof shall be valid unless in writing and signed by an authorized representative of the Party against which such amendment, modification, change, waiver or discharge is sought to be enforced.

     21.3 NOTICES

          (a) Any notice, notification, request, demand or determination provided by a Party pursuant to SECTION 4.3 Termination Assistance Services, SECTION 6.10 Notice of Default, SECTION 7.6 Notice of Default, SECTION 11.7(B) [**], SECTION 13.4(D) Loss of Proprietary Information, SECTION 17.5 Indemnification Procedures,
               SECTION 18.2(C) Force Majeure, SECTION 19.1 Informal Dispute Resolution, SECTION 20 Termination and SECTION 21.1 Binding Nature and Assignment shall be in writing and shall be delivered in hard copy using one of the following methods: and shall be deemed delivered upon receipt: (i) by hand, (ii) by an express courier with a reliable system for tracking delivery, or (iii) by registered


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               or certified mail, return receipt requested, postage prepaid.
               Unless otherwise agreed, the forgoing notices shall be delivered as follows:

                    In the case of AT&T:
                    AT&T Services, Inc.
                    Attention: Senior Contract Manager
                    1010 Pine Street
                    St. Louis, MO 63101

                    With a copy to:
                    AT&T Services, Inc.
                    Attention: General Attorney and Assistant General Counsel Room 4-B-80
                    175 East Houston Street
                    San Antonio, TX 78205

                    In the case of Supplier:
                    Amdocs, Inc.
                    Attention: Division President
                    1390 Timberlake Manor Parkway
                    Chesterfield, MO 63017

                    With a copy to:
                    Amdocs, Inc.
                    Attention: Office of General Counsel
                    Harborside Financial Center
                    Plaza 5, Suite 2700
                    Jersey City, NJ 07311

          (b) All notices, notifications, requests, demands or determinations required or provided pursuant to this Agreement, other than those specified in SECTION 21.3(A), may be sent in hard copy in the manner specified in SECTION 21.2(A), or by e-mail transmission (where receipt is acknowledged by the recipient) or facsimile transmission (with acknowledgment of receipt from the recipient's facsimile machine) to the addresses set forth below:

                    In the case of AT&T:
                    AT&T Services, Inc.
                    Attention: Senior Contract Manager
                    1010 Pine Street
                    St. Louis, MO 63101

                    In the case of Supplier:

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

                    Amdocs, Inc.
                    Attention: Division President
                    1390 Timberlake Manor Parkway
                    Chesterfield, MO 63017

          (c) A Party may from time to time change its address or designee for notification purposes by giving the other prior notice of the new address or designee and the date upon which it shall become effective.

     21.4 COUNTERPARTS

          This Agreement may be executed in several counterparts, all of which taken together shall constitute one single agreement between the Parties hereto.

     21.5 HEADINGS

          The article and section headings and the table of contents used herein are for reference and convenience only and shall not be considered in the interpretation of this Agreement.

     21.6 RELATIONSHIP OF PARTIES

          Supplier, in furnishing services to AT&T hereunder, is acting as an independent contractor, and Supplier has the sole obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by Supplier under this Agreement. Supplier is not an agent of AT&T and has no right, power or authority, expressly or impliedly, to represent or bind AT&T as to any matters, except as expressly authorized in this Agreement.

     21.7 SEVERABILITY

          In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid or unenforceable by a court with jurisdiction over the Parties, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remaining provisions of this Agreement and the application of the challenged provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each such provision shall be valid and enforceable to the full extent permitted by law.

     21.8 CONSENTS AND APPROVAL

          Except where expressly provided as being at the sole discretion of a Party, where agreement, approval, acceptance, consent, confirmation, notice or similar action by either Party is required under this Agreement, such action shall not be unreasonably delayed or withheld. An approval or consent given by a Party under this Agreement shall not relieve

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

          the other Party from responsibility for complying with the requirements of this Agreement, nor shall it be construed as a waiver of any rights under this Agreement, except as and to the extent otherwise expressly provided in such approval or consent.

     21.9 WAIVER OF DEFAULT; CUMULATIVE REMEDIES

          (a) WAIVER OF DEFAULT. A delay or omission by either Party hereto to exercise any right or power under this Agreement shall not be construed to be a waiver thereof. A waiver by either of the Parties hereto of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant herein contained. All waivers must be in writing and signed by the Party waiving its rights.

          (b) CUMULATIVE REMEDIES. All remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise.

     21.10 SURVIVAL

          Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect. Additionally, all provisions of this Agreement will survive the expiration or termination of this Agreement to the fullest extent necessary to give the Parties the full benefit of the bargain expressed herein.

     21.11 PUBLICITY

          Neither Party shall use the other Party's or its Affiliates' names or any language, pictures, trademarks, service marks or symbols which could, in the other Party's judgment, imply such Party's or its Affiliates' identity or endorsement by the other Party, its Affiliates or any of its employees in any (i) written, electronic or oral advertising or presentation or (ii) brochure, newsletter, book, electronic database or other written matter of whatever nature, without AT&T's prior written consent (which hereafter shall be collectively referred to as "PUBLICITY MATTERS"). Each Party shall submit to the other Party for written approval, prior to publication, all Publicity Matters that mention or display a Party's or its Affiliates' names, trademarks or service marks, or that contain any symbols, pictures or language from which a connection to said names or marks may be inferred or implied.

     21.12 THIRD-PARTY BENEFICIARIES

          Except as expressly provided herein, this Agreement is entered into solely between, and may be enforced only by, AT&T and Supplier. This Agreement shall not be deemed to

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

          create any rights or causes of action in or on behalf of any third parties, including employees, suppliers and customers of a Party, or to create any obligations of a Party to any such third parties.

     21.13 ORDER OF PRECEDENCE

          In the event of a conflict, this Agreement shall take precedence over the Schedules attached hereto, and the Schedules shall take precedence over any attached Exhibits.
     21.14 [**]

          (a) [**]. Except with respect to AT&T Personnel, during the term of this Agreement and for a period of [**] months thereafter, Supplier will [**]. Except as expressly set forth in this Agreement in connection with [**], during the term of this Agreement and for a period of [**] months thereafter, AT&T will [**] under this Agreement [**]. In each case, [**] months after the [**] under this Agreement. This provision shall [**].

          (b)  [**] this SECTION 21.14, [**].

     21.15 FURTHER ASSURANCES

          Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each Party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

     21.16 LIENS

          Supplier will not file, or by its action or inaction permit, any mechanics or materialman's liens to be filed on or against property or realty of AT&T or any Eligible Recipient. In the event that any such Liens arise as a result of Supplier's action or inaction, Supplier will obtain a bond to fully satisfy such liens or otherwise remove such liens at its sole cost and expense within ten (10) business days.

     21.17 COVENANT OF GOOD FAITH

          Each Party agrees that, in its respective dealings with the other Party under or in connection with this Agreement, it shall act in good faith.

     21.18 RESERVATION OF LICENSES AND RIGHTS

          Licenses, rights and interests granted under this Agreement shall be interpreted to include only those rights expressly granted under this Agreement and licenses, rights and interests not expressly granted under this Agreement are reserved.

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

     21.19 ACKNOWLEDGMENT

          The Parties each acknowledge that the terms and conditions of this Agreement have been the subject of active and complete negotiations, and that such terms and conditions should not be construed in favor of or against any Party by reason of the extent to which any Party or its professional advisors participated in the preparation of this Agreement.

                            [Signature Page Follows]

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized representatives as of the Effective Date.

AMDOCS, INC.                            AT&T SERVICES, INC.


By: /s/ Thomas C. Drury                 By: /s/ Keith Connolly
    ---------------------------------       ------------------------------------
Name:   Thomas C. Drury                 Name:   Keith Connolly
        -----------------------------          ---------------------------------
Title:  President - Amdocs, Inc.        Title:  Vice President
                                                - Global Strategic Sourcing
        -----------------------------          ---------------------------------
Date:   3/21/07                         Date:  3/21/07
        -----------------------------          ---------------------------------


                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                                      Schedule A
                                                                        Software

                                                            Software
                                                              [**]
                               Note: See Schedule E for a comprehensive list of Third Party Software.
---------------------------------------------------------------------------------------------------------------------------------
                                         BATCH -B
                                        ONLINE - O
                 MOTS                     BATCH &                                           TECHNOLOGY:  TECHNOLOGY:
APPLICATION  APPLICATION     BRIEF     ONLINE - B-O                            TECHNOLOGY:    PRODUCT      PRODUCT    TECHNOLOGY:
   NAME        ACRONYM    DESCRIPTION  REALTIME - R  TECHNOLOGY  TIER  STATUS     CLASS        NAME        VERSION       VENDOR
-----------  -----------  -----------  ------------  ----------  ----  ------  -----------  -----------  -----------  -----------
[**]            [**]         [**]          [**]         [**]     [**]   [**]       [**]         [**]         [**]         [**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Asterisks denote omissions. [**]

A total of 16 pages have been omitted.


                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use only by authorized employees of
              AT & T, Amdocs, Inc. and their authorized Affiliates.

                                                Agreement Number: 20070319.002.C
                                        Schedule B - Designated Amdocs Personnel

                          DESIGNATED SUPPLIER PERSONNEL

NAME   NAME AND DESCRIPTION OF POSITION   LOCATION   COMMITTED PERIOD
----   --------------------------------   --------   ----------------

                                                           [**]
                                                           [**]

AT&T WILL PROVIDE A LIST OF THE DESIGNATED SUPPLIER PERSONNEL DURING THE TRANSITION PERIOD.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                              Schedule C - Third Party Contracts

SCHEDULE C - THIRD PARTY CONTRACTS

Intentionally blank.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                      Schedule C.1 - Subcontractors Requirements

SCHEDULE C.1 - SUBCONTRACTORS REQUIREMENTS

1. The following requirements are in addition to the obligations of Amdocs, Amdocs' Personnel and Subcontractors described in the Agreement. As more fully described in the Agreement, Amdocs, Amdocs Personnel and any Subcontractors shall at all times comply with all provisions of the Agreement and Amdocs will be fully responsible and liable for all acts, omissions and Services performed by any of Amdocs Personnel, including any Subcontractor, subject to the provisions of Section 10.2 of the Agreement.

2. Neither Amdocs nor any Subcontractors shall deny, alter or attempt to alter any of Tek Systems rights under pre-existing agreements with AT&T.

3. Any future Subcontractors engaged by Amdocs shall be required to be in compliance with Law in accordance with SECTION 15.10 of the Agreement.

4. During the performance of Services, Amdocs and the Subcontractors shall adhere to AT&T Rules and AT&T work rules and policies, including but not limited to those specified in the AT&T Code of Business Conduct.

5. If any part of Amdocs' Services are dependent upon services performed by Subcontractors or any parties other than Amdocs Personnel, Amdocs shall inspect and promptly report to AT&T any defect that renders such other work unsuitable for Amdocs' proper performance, provided that such report shall not alter Amdocs' obligation to perform the Services in accordance with the Agreement. No Services shall be performed by any Subcontractor, company, individual or any other Entity that does not satisfy the requirements of
     SECTION 15.10(I) of the Agreement, other applicable Law or export control regulations. If a Subcontractor is to perform Services outside of the US Amdocs will perform at its own expense all necessary export control verification required under the Agreement and as otherwise reasonably necessary to verify compliance with all applicable Law, including export control regulations.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                   Schedule C.2 - Subcontractors

                            ENTITY IS A                              LOCATION AT WHICH
                       WHOLLY-OWNED SUBSIDIARY   JURISDICTION OF   ENTITY IS TO PERFORM
LEGAL NAME OF ENTITY      OF AMDOCS LTD? (*)      INCORPORATION          SERVICES         SERVICES TO BE PERFORMED
--------------------   -----------------------   ---------------   --------------------   ------------------------
[**]                            [**]                   [**]                [**]                     [**]
[**]                            [**]                   [**]                [**]                     [**]
[**]                            [**]                   [**]                [**]                     [**]
[**]                            [**]                   [**]                [**]                     [**]
[**]                            [**]                   [**]                [**]                     [**]
[**]                            [**]                   [**]                [**]                     [**]
[**]                            [**]                   [**]                [**]                     [**]
[**]                            [**]                   [**]                [**]                     [**]
[**]                            [**]                   [**]                [**]                     [**]

(*)  Directly or indirectly

                      RESTRICTED - PROPRIETARY INFORMATION

                                                Agreement Number: 20070319.002.C
                                                  Schedule D - Statement of Work

                                STATEMENT OF WORK

The following Schedule D documents provide the Statement of Work for the Services covered under the Agreement, along with the Governance structure and Policy and Procedures to oversee the Agreement:

Part 1:   Operations and [**] Services

Part 2:   Reserved

Part 3:   Reserved

Part 4:   Governance

Part 5:   Policy and Procedures Manual Content

Part 6:   Reserved

D.1:      Financial and Operational Matrix

D.2:      Reserved

D.3:      AT&T Rules

D.4:      AT&T Sites

                      RESTRICTED - PROPRIETARY INFORMATION

  This information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

                               SCHEDULE D (PART 1)

                      OPERATIONS AND [**] SUPPORT SERVICES

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

                                TABLE OF CONTENTS

6.0 Methodologies, Standards and Architecture .............................    5
7.0 Productivity ..........................................................    6
   8.0 THIRD PARTY SOFTWARE SUPPORT .......................................    6
9.0 SUPPORTING PERFORMANCE CONDITIONS .....................................    6
Amdocs' work effort expended against activities in this section will be
   considered Operations and [**] Support Services ........................    6
9.1 resources .............................................................    6
10.0 Error Correction and Problem Management ..............................    7
Amdocs' work effort expended against activities in this section will be
   considered Operations and [**] Support Services ........................    7
10.1 Error Correction .....................................................    7
      10.2 Problem Management .............................................    8
      10.3 Problem Management Communication and Notification ..............   10
      10.4 Problem Management Escalation ..................................   10
   11.0 PREVENTIVE MAINTENANCE ............................................   11
Amdocs' work effort expended against activities in this section will be
   considered Operations and [**] Support Services ........................   11
12.0 DISASTER RECOVERY Amdocs' work effort expended against activities in
   this section will be considered Operations and [**] Support Services ...   11
13.0 Changes in Law .......................................................   12
Amdocs' work effort expended against activities in this section will be
   considered Operations and [**] Support Services ........................   12
   14.0 REGULATORY, LEGAL AND ACCOUNTING SUPPORT ..........................   13
Amdocs' work effort expended against activities in this section will be
   considered Operations and [**] Support Services ........................   13
   15.0 PRODUCTION CONTROL AND SCHEDULING .................................   13
Amdocs' work effort expended against activities in this section will be
   considered Operations and [**] Support Services ........................   13

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

1. Support the 24 x 7, production-processing schedule as required by
   AT&T ...................................................................   13
2. Update access and operational tables contained within Application
   Software where applicable ..............................................   13
3. Coordinate with production staff for scheduling ........................   13
16.0 OPERATIONS AND [**] SUPPORT ..........................................   13

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

                      OPERATIONS AND [**] SUPPORT SERVICES

1.0  INTRODUCTION

As of the Commencement Date, Amdocs will provide Operations and [**] Support Services described in the Agreement and this Schedule. Amdocs will provide Operations and [**] Support Services for all of the Application Software related to the Services as described in SCHEDULE A to the Agreement.

Both Parties agree that the Application Software in the AT&T portfolio will change over time, including changes to existing Application Software, retirement of existing Application Software, development and implementation of new Application Software and the integration of Third Party Software and tools. Change to the Services resulting from such Software Changes will be addressed through the Change Management Process.

Definitions:

     1. "OPERATIONS AND [**] SUPPORT SERVICES" includes specific Services, activities, functions and responsibilities required to provide ongoing operations and [**] support services that are further outlined in the Agreement, including SCHEDULE D, and activities which will also meet Service Level objectives as defined in SCHEDULE F to the Agreement. The work effort expended on Operations and [**] Support Services type activities, as outlined in the Agreement and SCHEDULE D, PARTS 1 AND 2, is included in the scope of (i) the Agreement and (ii) the Monthly Base Charge set forth in Schedule I, subject to the provisions of
          Schedule V - Change Management Procedures. Examples of such Services include, without limitation, Ad Hoc services, and Project Services and other similar type work activities and [**] Support type work efforts deemed as Business as Usual ("BAU").

          For greater certainty, in the event of the decommissioning of a Telegence module, one time activities that are [**] BAU activities will be provided by Supplier at no additional charge as part of the Services.

     2. "AD HOC" are on-demand services that may include one-time reports, extracts and updates, supporting AT&T's regulatory requirements and other updates such as production data corrections are included in the scope of (i) the Agreement and (ii) the Monthly Base Charge set forth in Schedule I, subject to the provisions of Schedule V - Change Management Procedures.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     3. "PROJECT" is a discrete unit of non-recurring work initiated by the AT&T's Operations Management Office in response to End Users' "Work Requests". Projects may include or be included in [**].

2.0  DOCUMENTATION

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

With respect to documentation, Amdocs will:

     1. Develop and maintain all documentation relating to the Services (excluding application software documentation provided by application development teams under separate agreements or arrangements). [**]. Current level of documentation will be maintained for all Services covered by this Agreement.

     2. Provide [**] support, advice and assistance consistent with current documentation.

     3.   Identify and document runtime improvements.

     4. Create and update documentation relating to Sarbanes-Oxley requests or requirements.

3.0  USER SUPPORT

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

With respect to User support, Amdocs will:

     1. Provide Application Software defect management support, which will include investigating and resolving problems; providing technical support and advice; supporting Application Software installations; and answering user queries.

     2. Identify and report to AT&T opportunities that may increase End User satisfaction and decrease problems/trouble reports.

     3.   [**].

     6. Provide services being performed by AT&T personnel prior to the Effective Date in support of the applicable AT&T software life cycle methodologies.

     7. Provide support for inquiries from AT&T Affiliate companies or approved AT&T vendors with approval from AT&T.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

4.0  LONG-RANGE IT PLAN SUPPORT

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

With respect to long range planning, Amdocs will:

     1. Upon AT&T's request, participating in AT&T's business planning meetings to review business plans and recommend appropriate projects to support plan execution.

     2. Assist in the preparation of proposals and plans for Projects as requested by AT&T, or as appropriate based on providing the Services.

     3. Assist in projecting future volume, technology, and geographic changes that could impact AT&T's Systems and technical architecture.

     4. Identify candidates and requirements for the deployment of new technology or automation of tasks associated with the Services and/or AT&T business processes.

     5. Proactively submit proposals regarding new technology and automation to AT&T for its review and approval.

     6. Proactively automate manual tasks associated with the Services as opportunities present themselves to drive efficiencies and in support of service commitments.

     7. Support AT&T in the discussion and presentation of potential new technology product and service offerings to the AT&T Governance Team.

     8.   [**].

     9. Proactively identify strategies and approaches for future IT delivery that Amdocs believes will provide AT&T with competitive advantages and may result in increased efficiency, performance, or cost savings.

     10. Help AT&T to identify the Projects to be performed and defining high-level schedules and cost benefit analysis.

     11. Maintain appropriate levels of industry knowledge in AT&T's business in order to provide support and recommendation of Projects. [**].

     12. Provide input regarding the Equipment and Software architecture and standards, and participate in continuously keeping AT&T's technical architecture current.

     13.  [**].

5.0  HELP DESK SUPPORT

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

Support levels are defined as follows:

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     "Level 1 Support" personnel provide the entry point for inquiries or problem reports from End Users. If Level 1 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the Level 2 Support for resolution.

     "Level 2 Support" serves as a consolidation point for inquiries and problems between Level 1 Support and Level 3 Support. If Level 2 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the Level 3 Support for resolution.

     "Level 3 Support" is the performance of activities necessary to respond to and resolve inquiries or reported problems that can not be resolved by Level 1 Support or Level 2 Support. Inquiries or problems are usually reported by a Level 1 Support or Level 2 Support, but may be initiated directly by End Users or third party service providers. If Level 3 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the appropriate Application Software maintenance provider for resolution.

5.1  LEVEL 3 SUPPORT

Prior to Commencement date, AT&T provided Level 3 support and interfaced with external Help Desks, providing Level 2 assistance. After the Commencement Date, Amdocs shall provide such services, as follows:

     1.   [**].

     2.   [**].

     3. Advise the Level 1 Support or Level 2 Support of the estimated time required to resolve the problem after being notified. This resolution time will be consistent with AT&T's required problem resolution guidelines defined in SCHEDULE F, ATTACHMENT B.

     4. Provide support, advice and assistance to End Users referred by Level 1 Support or Level 2 Support in a manner consistent with AT&T's practices for the Application Software prior to the Commencement Date and non-programming activities in direct support of End Users.

     5. Provide status updates during problem resolution as defined in AT&T's problem resolution standards via the AT&T problem management system.

     6.   [**].

     7.   [**].

5.2  LEVEL 3 PROBLEM SUPPORT

With respect to problem support, Amdocs will:

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     1. Advise Level 1 Support or Level 2 Support as to the estimated time Amdocs requires to respond to problems or inquiries within the resolution guidelines in SCHEDULE F, ATTACHMENT B.

     2.   Repair data, as may be necessary for any problem or defect.

     3.   Devise short-term workarounds to contain the problem's impact.

     4.   [**].

     5.   [**].

     6 Provide Root Cause Analysis. Provide preventive action to AT&T if Root Cause Analysis shows that root cause of problem is Services related.]

     7. Work and cooperate with other third party suppliers, as necessary, to resolve problems.

     8. Work and cooperate with interfacing application software owners, as necessary, to resolve problems.

6.0  METHODOLOGIES, STANDARDS AND ARCHITECTURE

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

Amdocs will:

     1. Utilize AT&T's approved project management methodologies, tools and practices.

     2. Ensure procedures are in compliance with AT&T's life-cycle and quality initiative approaches and such other processes as AT&T may implement in the future.

     3. Assist AT&T in preparing documentation in support of AT&T's software life-cycle methodologies.

     4.   Coordinate implementation of methods, processes and procedures.

     5. Conform to and ensure compliance with AT&T technical architecture and product standards procedures as set forth in ATT.TSS.COM and the Policy and Procedures Manual.

     6. Understand, evaluate and advise AT&T of the impact of standards on Third Party Contracts.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

7.0  PRODUCTIVITY

Amdocs' work effort expended for this activity will be considered Operations and [**] Support Services.

Amdocs will measure and report baseline and expected productivity improvements in accordance with SCHEDULES F and Q of the Agreement.

8.0  THIRD PARTY SOFTWARE SUPPORT

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

With respect to Third Party Software Support, Amdocs will:

     1. Provide Third Party Software developers with infrastructure requirements and AT&T guidelines for support, standards and methodology.

     2. Conduct quality assurance reviews of Third Party Software for compliance with AT&T technical architecture and product standards procedures as set forth at ATT.TSS.COM and in the Policy and Procedure Manual.

     3.   Assist Third Party Software developers with interface testing.

     4. Provide Third Party Software developers with integration standards and guidelines for implementation.

     5. Configure Third Party Software for use in conjunction with the Application Software.

     6. Accept Third Party Software for which Amdocs has financial and operational responsibility in accordance with AT&T's requirements for production sign-off, deficiency report and acceptance for maintenance.

9.0  SUPPORTING PERFORMANCE CONDITIONS

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

9.1  RESOURCES

With respect to Operations and [**] Support Services resources, Amdocs will:

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     1. Commit to AT&T that the Operations and [**] Support Services resources will be productive and well trained, and will meet the delivery time lines and service level commitments in support of the AT&T Application Software, as such Application Software may be changed, supplemented or replaced during the Term.

     2.   [**].

     4. Prepare monthly reports detailing Operations and [**] Support Services work efforts in accordance with SCHEDULE Q of the Agreement.

10.0 ERROR CORRECTION AND PROBLEM MANAGEMENT

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

10.1 ERROR CORRECTION

          With respect to error correction, Amdocs will:

     1. Resolve all Application Software maintenance problems that require database or operational modifications as a result of error correction.

     2.   Be responsible for Application Software and Third Party Software by:

     2.1  Triage problems as software, hardware and database problems.

     2.2  Notifying the applicable support team.

     2.3 Coordinating with the applicable support team the corrections to be made.

     2.5  Validating the corrections.

     3.   Report problems in accordance with AT&T's problem management process.

     4. Perform Root Cause Analysis for problems defined as "Critical" and "High", and provide the analysis to AT&T personnel.

     5.   Update operations documentation as necessary.

     6. Participate in Application Software-related problems (e.g. recurring "Critical" 1 issues, outages, database corruption, malicious code or incursion, other major Application Software-related problems) management and resolution, as directed by AT&T (i.e., notify AT&T of problems if aware, monitor, escalate, resolve, etc.).

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     7.   Participate in post-mortem reviews for error corrections.

     8.   Provide emergency support in order to:

     8.1  Prevent production abnormal program terminations.

     8.2  Correct errors or invalid data.

     8.3 Rectify problems that occur with the Applications Software and databases in order to restore production operations to AT&T.

     9. Work closely with appropriate AT&T personnel to ensure appropriate progress reporting and effective production problem resolution.

     10. Perform error correction activities based on the severity of the problem as indicated below:

     10.1 [**].

     10.2 [**].

10.2 PROBLEM MANAGEMENT

With respect to Problem Management process and procedure, Amdocs will:

     1. Track and manage all problems and requests arising in the Services using AT&T-approved problem management tools.

     2. Resolve problems and requests arising from or related to the Services, including making any changes necessary to provide the Services and meeting all required Service Levels in accordance with Change Management Procedures, provided that in an emergency, Amdocs may, notwithstanding such Procedures, make emergency changes in accordance with Section 9.6 (e) of the Agreement so long as Amdocs has made all reasonable efforts to comply with such Procedures and documents and promptly reports to AT&T the emergency changes.

     3. Elimination or quick resolution of problems and requests; maintain clear accountability; meet End User expectations; and meet specified Service Levels.

     4. Perform proactive and reactive troubleshooting to effectively identify and resolve problems and requests.

     5. Employ procedures for proactive monitoring, logging, tracking, escalation, review, and reporting, both historical and predictive, for all problems and requests.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     6. Comply with AT&T's defect management process that facilitates effective coordination across functions, locations, regions, and other vendors providing services to AT&T consistent with the AT&T IT quality policies as set forth or referenced in the Policy and Procedures Manual.

     7. Implement a process that establishes end-to-end responsibility and ownership of each problem and request to a single Amdocs support person, thus minimizing redundant contacts with AT&T. Ownership of the problem or request will be driven by the End User's needs and will minimize transfers to multiple parties.

     8. Categorize and document the relative importance of each problem and request according to Severity.

     9. Monitor, control and manage each problem and request arising from or relating to the Services until it is corrected or resolved, and an End User confirms such resolution and completeness via access to the AT&T problem management system.

     10. To the extent a problem or request does not arise from or relate to the Services, quickly refer such problem or request to the appropriate entity for resolution, including remaining responsible for the status of that problem or request until it is corrected or resolved and AT&T confirms such resolution and completeness.

     11. Engage and manage third party vendors as necessary to localize and resolve problems and requests associated with the Services.

     12. Coordinate production related problem and request tracking efforts and notification through the AT&T problem management systems (as of the Effective Date, Clarify, Remedy, Webtrax and Jacktrack) and third party vendors; and maintain regular communications between all parties until resolution.

     13. Continuously perform trend analyses on the volume and nature of problems and requests in order to identify areas for improvement. Report the trend analyses and recommended improvements to AT&T. Provide defect metrics as defined and requested by AT&T.

     14. Implement measures to avoid unnecessary reoccurrence of problems and requests.

     15. Perform Root Cause Analysis and event correlation for issues related to the Application Software and the Operations and [**] Support Services; identifying and documenting preventive measures; and making recommendations to fix root causes..

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

10.3 PROBLEM MANAGEMENT COMMUNICATION AND NOTIFICATION

With respect to Problem Management communication and notification, Amdocs will:

     1. Maintain communications and provide reports to AT&T and third party vendors from the time a problem or request is identified, through resolution and, as necessary, through any follow-up communication and work required post-resolution.

     2. Provide prompt notification to AT&T of System outages on critical Systems, and otherwise provide AT&T with regular and timely progress updates that clearly indicate the nature of the problem or request, the estimated time to completion, and potential short-term alternatives.

     3. Communicate the status of "Critical" and "High" problems or requests on at least a daily basis, or more frequently, as requested by AT&T.

     4. Track and report any backlog of unresolved "Critical" and "High" defects or requests on at least a daily basis, or more frequently, as requested by AT&T.

     5. If Amdocs believes a problem or request cannot be resolved, communicate the nature of the problem or request to the appropriate level within AT&T as directed by AT&T, communicating the reasons why Amdocs believes the problem or request cannot be resolved, and obtaining AT&T approval before closing the problem or request.

     6. In the event there is a recurring problem or request, at AT&T's request, conduct meetings to address the Amdocs' resolution activities.

     7.   Provide exception reports using formats and media as directed by AT&T.

     8. Provide AT&T with regular, and ad hoc, electronic reports on problems and request including: statistics on total numbers of problems and requests, outstanding problems and requests, resolution time, chronic outages, performance, and trend analysis.

10.4 PROBLEM MANAGEMENT ESCALATION

With respect to Problem Management escalation, Amdocs will:

     1. Escalate unresolved problems and requests according to procedures approved by AT&T, and automatically prioritize high-impact problems and requests such that, if such problems and requests occur, they are treated with the highest priority.

     2.   Use escalation procedures reflecting and describing:

     2.1. Severity of the problem or request.

     2.2 Location of the problem or request and the names and numbers of affected End Users.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     2.3 Elapsed time before a problem or request is escalated to the next higher Severity.

     2.4 Levels of involvement and notification of Amdocs management and AT&T management at each Severity.

11.0 PREVENTIVE MAINTENANCE

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

With respect to preventive maintenance, Amdocs will:

     1. Recommend improvements with respect to the efficiency and reliability of programs and to minimize ongoing maintenance requirements.

     2. Assess and report to AT&T opportunities to reduce or avoid costs associated with Systems support and operations, regardless of platform.

     3. Recommend any preventive maintenance for AT&T's approval that will decrease AT&T's costs.

     4. Ensure that standards are approved by AT&T and are followed during the installation of Application Software.

     5.   Respond to alarms and events.

12.0 DISASTER RECOVERY

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

With respect to disaster recovery, Amdocs will:

     1. RECOVERY OF SUPPLIER FACILITIES. Supplier shall prepare and maintain, and upon a disaster at any Supplier Facility, implement a disaster recovery and business continuity plan for such Supplier Facility that is consistent with industry standards. Such plan shall appropriately relate to and integrate with AT&T's disaster recovery and business continuity plan for recovery of the Services. Supplier shall (i) submit each such plan to AT&T for its review and comments, and (ii) from time to time provide to AT&T a copy of each updated plan.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     2. RECOVERY OF THE APPLICATION SOFTWARE. AT&T shall provide Supplier with a copy of its disaster recovery and business continuity plan for AT&T's recovery of the Application Software. After reviewing such plan (and discussing it, as necessary, with AT&T), Supplier will develop its own procedures to integrate with and support disaster recovery of the Application Software and related infrastructure. Supplier shall submit such plan to AT&T for review and for AT&T's reasonable approval. Such plan may include transfer of Supplier Personnel to appropriate sites, as designated by the AT&T recovery plan. Other specific Supplier responsibilities consist of the following (as may be further described in the Policy and Procedures Manual):

          a. Support revision, as may be required by AT&T, of AT&T's disaster recovery plans for the Application Software and related infrastructure.

          b. Support AT&T's disaster recovery plan as Changes are implemented or AT&T's business needs change.

          c. Participate in AT&T's disaster-recovery related testing, including testing of the Application Software and related infrastructure, and reporting on the results of such testing.

          d. Participate in implementation of the disaster recovery plan upon the declaration of a disaster.

13.0 CHANGES IN LAW

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

With respect to changes in Law applicable to AT&T and/or any Eligible Recipient, Amdocs will:

     1. Perform Operations and [**] Support Services as required by changes in Law.

     2. Recommend and perform Operations and [**] Support Services modifications to maintain compliance with Laws as changed.

     3. Perform such modifications, including testing, evaluating and validating such modifications, within timeframes required by Laws or notified reasonably in advance by AT&T to Amdocs (in order to meet requirements of AT&T agreements) or within acceptable timeframes as otherwise agreed by AT&T for compliance.

     4. Without limiting Amdocs' obligations under point 3 above or otherwise under the Agreement, provide billing "true-up" for monthly recurring charges ("MRC"), nonrecurring charges ("NRC") and Usage rate elements, including creation of billing adjustments, in the event that the effective date of the rate change is prior to the implementation date of the rate change.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

     5. Verify the key functionality of modifications to Application Software performed by any Entity.

     6. Support any testimony for and, as required by AT&T and/or any Eligible Recipient, participate in and provide any necessary Amdocs Personnel as witnesses before, any local, regional, national and international regulatory agency, governmental body or court of competent jurisdiction, as it relates to any of the Services performed for or on behalf of AT&T and/or any Eligible Recipient, or to Amdocs' responsibilities herein.

14.0 REGULATORY, LEGAL AND ACCOUNTING SUPPORT

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

Without limiting any obligations

     1. Support and, as requested by AT&T and/or any Eligible Recipient, prepare for and/or participate in, any litigation reviews, regulatory reviews, Audits, compliance assessments and data-gathering exercises, including those that AT&T and/or any Eligible Recipient is considering instigating.

     2. Support and provide data for any local, regional, national and international regulatory agency Requests For Information ("RFIs"), however denominated, and any other litigation, arbitration, or regulatory discovery process.

15.0 PRODUCTION CONTROL AND SCHEDULING

Amdocs' work effort expended against activities in this section will be considered Operations and [**] Support Services.

With respect to production control and scheduling, Amdocs will:

     1. Support the 24 x 7, production-processing schedule as required by AT&T.

     2. Update access and operational tables contained within Application Software where applicable.

     3.   Coordinate with production staff for scheduling.

16.0 OPERATIONS AND [**] SUPPORT

Amdocs will perform the following AT&T Operations and [**] Support Services:

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

FUNCTION   DESCRIPTION
--------   -----------
[**]         - [**].
[**]         - [**].
[**]         - [**].
[**]         - [**]
[**]         - [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

FUNCTION   DESCRIPTION
--------   -----------
[**]         - [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

FUNCTION   DESCRIPTION
--------   -----------
[**]         - [**]
[**]         - [**]
[**]         - [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 1
                                            Operations and [**] Support Services

Amdocs will perform the following Operations and [**] Support Services across the functions set forth below.

FUNCTION   DESCRIPTION
--------   -----------
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]
[**]          - [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                              Schedule D, Part 4
                                                                      Governance

                               SCHEDULE D (PART 4)

                                   GOVERNANCE

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. Nitrogen
                                                              Schedule D, Part 4
                                                                      Governance

                                TABLE OF CONTENTS

1.0   INTRODUCTION.........................................................    1
2.0   ROLES AND RESPONSIBILITIES OF KEY GOVERNANCE TEAM MEMBERS............    2
   2.1     AT&T............................................................    2
   2.2     AMDOCS..........................................................    8
3.0   COMMITTEES AND TEAMS.................................................   12
   3.1     EXECUTIVE STEERING COMMITTEE....................................   12
   3.2     MANAGEMENT COMMITTEE............................................   14
   3.3     SERVICE DELIVERY COMMITTEE......................................   17
4.0   ISSUE ESCALATION PROCEDURES..........................................   20

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                              Schedule D, Part 4
                                                                      Governance

                                   GOVERNANCE

1.0  INTRODUCTION

This Schedule sets out the Governance structure for the Agreement, the roles and responsibilities of both Parties to maintain a working relationship, and the type, content and frequency of the status meetings that will be held. AT&T's Agreement Executive, Agreement Manager, Agreement Administrator, Quality Assurance Program Manager, Business Unit Coordinator, Finance Manager, Transition Manager, Service Level Managers, Technology Architecture Program Managers and AT&T Retained and Vendor Employee Support Manager comprise the "AT&T Governance Team." Amdocs' Account Executive, Account Manager, Transition Manager, Architecture Manager, Service Delivery Managers, Resourcing Manager, Service Control Manager, Finance Manager, and Human Resource Director comprise the "Amdocs Governance Team." Amdocs shall replace any member of Amdocs' Governance Team upon reasonable request by AT&T to Amdocs. The AT&T Governance Team and the Amdocs Governance Team are collectively referred to in this Agreement as the "Governance Team". Costs for Amdocs activities associated with the Governance Team and committees shall be paid by Amdocs and not be billed to AT&T.

Upon notice to the other Party, each Party reserves the right to replace or substitute members of its own Governance Team in accordance with this Agreement and change the titles and responsibilities of members of its Governance Team (with members that have equivalent decision-making authority). Notwithstanding anything in this Agreement to the contrary, representatives from any Eligible Recipient shall have the opportunity to attend and participate in Governance Team meetings as requested by AT&T.

A Party may fill multiple positions in its Governance Team with the same individual; provided, however, that Amdocs Account Executive and the Amdocs Account Manager shall be separate individuals.

With respect to meetings under this Agreement, such meetings may be held by teleconference or videoconference, unless AT&T reasonably requests that such meetings be held in person at a location designated by AT&T. If the two Parties cannot agree to what is reasonable, the Governance Escalation process will be followed. Each Party shall bear its own expenses (travel or otherwise) in connection with the meetings.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                              Schedule D, Part 4
                                                                      Governance

2.0  ROLES AND RESPONSIBILITIES OF KEY GOVERNANCE TEAM MEMBERS

2.1  AT&T

2.1.1 AT&T AGREEMENT EXECUTIVE

AT&T's Agreement Executive's responsibilities include:

     1.   Managing the overall relationship with Amdocs under this Agreement.

     2.   Providing leadership and guidance to the AT&T Governance organization.

     3. Working with Amdocs Account Executive and Amdocs Account Manager to progress the goals and objectives of the arrangement.

     4. Resolving escalated issues in accordance with the Governance escalation procedures.

     5. Providing liaison activities and guidance with Amdocs's corporate executive leadership in regard to the strategic needs of AT&T.

     6.   Serving as primary interface to AT&T IT senior management.

     7. Providing overall oversight of the Agreement including services, technical and financial oversight.

2.1.2 AT&T AGREEMENT MANAGER

AT&T's Agreement Manager has primary operational responsibility for the Agreement and monitoring Amdocs deliverables and commitments. The Agreement Manager's responsibilities include:

     1. Monitoring Amdocs and AT&T compliance with the obligations of the Agreement.

     2.   Monitoring Amdocs Agreement level deliverable commitments.

     3.   Tracking fulfillment of Amdocs deliverables.

     4.   Managing benchmarking activities, according to the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                              Schedule D, Part 4
                                                                      Governance

     5. Managing the AT&T Governance organization including committee establishment and oversight.

     6. Resolving escalated issues according to the Governance escalation procedures.

     7. Approving or declining all work requests that are in excess of pre-established expenditure amounts or circumstances, including New Services.

     8.   Managing service level base lining activities as defined in Schedule
          F.

     9. Evaluating Service Level [**] and approving any action plans resulting from critical Service Level Failures.

     10. Approving, authorizing and overseeing all Agreement related policies and procedures.

     11.  Authorizing Amendments to the Agreement.

     12. Coordination of third party matters including Agreement management, leases, and license management.

     13. Coordination with the Amdocs Agreement Manager concerning operational activities associated with all Amdocs Personnel including onsite and offshore resources

     14.  Providing Agreement sponsorship.

     15.  Developing and providing metric reporting for AT&T IT leadership.

2.1.3 AT&T AGREEMENT ADMINISTRATOR

AT&T's Contract Administrator has primary administrative responsibility for the Agreement including the management of all reporting and updates to the Agreement. The Contract Administrator's responsibilities include:

     1. Ensuring receipt and review of all Amdocs reports required by the Agreement.

     2. Serving as the single point of contact for all requests and communications originating from Amdocs with respect to the Agreement. Except for day-to-day communications for which alternative procedures are described elsewhere in the Agreement, Amdocs shall direct all requests and communications required by, permitted under or made in connection with the Agreement to the AT&T Contract Administrator.

                      RESTRICTED - PROPRIETARY INFORMATION

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   AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     3.   Developing standard reporting and communication requirements between the Amdocs and various staff and organizations within AT&T.

     4. Developing and assisting with negotiations and dispute resolution related to all addendums and updates to the Agreement that are required during the Term.

     5. Assisting with interpretation and intent of the Parties in regard to the terms and conditions of the Agreement.

     6.   Assuring ability to audit Amdocs processes.

     7.   Oversight of Agreement Amendment process.

     8.   Managing the dispute resolution process as needed for the Agreement.

     9.   Administration of Policy and Procedure Manual changes.

     10. Serving as a single point of contact for any document retention notices, tax surveys, insurance surveys and general data calls.

     11. Performing facilities management to ensure appropriate facilities are available to Amdocs with the required environmental equipment services.

2.1.4 RESERVED

2.1.5 AT&T BUSINESS UNIT COORDINATOR

AT&T's Business Unit Coordinator has the overall responsibility for AT&T's customer relationship with Amdocs and fulfilling AT&T's obligations under the Transition Plan. The Business Unit Coordinator's responsibilities include:

     1. Providing advice and counsel to AT&T business units regarding the terms and conditions of the Agreement.

     2. Providing support to AT&T business units in regard to questions and issues arising from the delivery of Services.

     3. Acting as the primary interface between the Amdocs' organization and the AT&T business unit in regards to issue management and problem escalation.

     4. Assisting AT&T's client facing organization with documenting, reviewing, tracking Change Requests, work requests and Services issues (problems/defects).

                      RESTRICTED - PROPRIETARY INFORMATION

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     5.   Identifying and escalating service issues related to specific business units until resolved.

     6. Facilitating the project approval process and work authorization in accordance with the processes described in the Policy and Procedures Manual.

     7.   Overseeing Projects and their status for the AT&T business unit.

     8.   Oversight of Amdocs customer satisfaction survey activities.

     9.   Managing AT&T's obligations and service.

     10.  Approving or rejecting the Transition Plan.

     11.  Monitoring the implementation of Amdocs' service delivery plan.

     12. Monitoring all service delivery processes and tracking that the Service Level reporting mechanisms are established and operational to AT&T's satisfaction.

     13. Monitoring all service delivery processes and deliverables to ensure Amdocs compliance with regulatory requirements.

     14. Establishing and coordinating Amdocs demarcation with AT&T's business-operating environment for the entire account.

     15.  Oversight of any Amdocs End User training activities.

2.1.6 AT&T FINANCE MANAGER

AT&T's Finance Manager oversees all financial activities related to the Agreement and the delivery of Services. The Finance Manager's responsibilities include:

     1. Assisting the AT&T Area Financial Manager in establishing and managing the overall budget in connection with the Agreement.

     2.   Monitoring that savings objectives for the Agreement are being met.

     3. Assisting the AT&T Area Financial Manager in reviewing and approving or rejecting financial analysis for all Amdocs sponsored initiatives to ensure financial viability.

     4. Assisting in and supporting, as needed, the review of monthly charges to assure the accuracy of Amdocs charges, AT&T Service Level [**], AT&T retained costs and [**].

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     5.   Ensuring that anticipated and agreed-upon Amdocs financial responsibilities are not converted to AT&T retained or [**], except as provided under the Agreement.

     6.   Establishing and maintaining the AT&T charge back process and systems.

     7. Performing AT&T cost management activities included affiliate allocations and capitalization forecasting and tracking.

     8.   Providing oversight of asset management operations.

2.1.7 AT&T SERVICE LEVEL MANAGER

AT&T's Service Level Manager oversees all Service Level Management activities related to the Agreement and the delivery of Services. The Service Level Manager's responsibilities include:

     1. Analyzing monthly Service Level reports prepared by Amdocs, reviewing anomalies and trends in performance and continuous improvement.

     2.   Coordinating and communicating day-to-day Service delivery issues.

     3. Addressing, co-coordinating and prioritizing the issues affecting the provision of the Services to AT&T.

     4. Reviewing and escalating operational problems and issues to the Management Committee in accordance with the Policies and Procedures Manual.

     5.   Determining Service Level [**] where appropriate.

     6. Reviewing root cause analysis and action plans resulting from Critical Service Level Failure.

     7. Rebaselining performance targets on an annual basis to account for continuous improvement contractual requirements.

     8. Developing semi-annual inventory of Service Level additions, deletions and modifications.

     9. Ensuring receipt and review of all Amdocs reports required by the Agreement.

     10.  Reviewing and adjusting the following, as directed by the Management
          Committee:

          10.1. Continuous improvement and quality assurance measures.

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          10.2. [**]

          10.3. Audits.

          10.4. Benchmarking results.

2.1.8 AT&T TRANSITION MANAGER

AT&T Transition Manager has overall AT&T responsibility for activities associated with the transition of the Transitioned Personnel and Subcontractors to Amdocs. The Transition Manager's responsibilities include:

     1. Coordinating the transition of AT&T's Transitioned Personnel, Subcontractors and Equipment to Amdocs under the Transition Plan.

     2. Monitoring Amdocs' strategies for the transition of the infrastructure necessary to operate the account including all financial, human resources, security, facilities and communication.

     3.   Assist Amdocs in developing and implementing the detailed Transition
          Plan.

     4. Establishing an interim transition organization and assisting AT&T Contract Manager in developing Governance Organization.

     5. Providing guidance to Amdocs related to the Policy and Procedures Manual development.

2.1.9 AT&T IT ARCHITECTURE PROGRAM MANAGERS

AT&T's IT Architecture Program Managers will have the primary responsibilities to review technical and architecture standards compliance. The IT Architecture Program Managers' responsibilities include:

     1. Developing processes and procedures to track that Amdocs' services are in alignment with the AT&T business and AT&T IT architecture strategies.

     2. Coordinating the IT architectural standards of AT&T, as described in Schedule D, Part 2.

     3. Ensuring Amdocs compliance with AT&T IT software and hardware in accordance with the Agreement.

2.1.10 AT&T RETAINED AND VENDOR EMPLOYEE SUPPORT MANAGER

AT&T's Retained and Vendor Employee Support Manager will have the primary responsibility of coordinating service requests. The Support Managers' responsibilities include:

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     1.   Coordinating customer service requests related to AT&T Facilities and
          Equipment for Amdocs Personnel at AT&T Facilities.

2.2  AMDOCS

2.2.1 AMDOCS ACCOUNT EXECUTIVE

Amdocs' Account Executive has complete responsibility to deliver all Services from Amdocs to AT&T. The Account Executive's responsibilities include:

     1. Managing the overall relationship regarding Amdocs and AT&T under this Agreement.

     2. Ensuring that Amdocs fulfills all of its obligations under the Agreement.

     3. Working with the AT&T Governance Team to establish, manage, and meet commitments, requirements, and expectations.

     4. Working with AT&T executives and business unit managers after approval from AT&T to align the delivery of Services with the strategic needs of AT& T; such activities will be performed with the approval and in conjunction with the AT&T Contract Manager.

     5. Informing AT&T about new corporate capabilities and developments within Amdocs' organization; proposing ideas and solutions that will provide ongoing benefit to AT&T.

     6. Responding, or ensuring the response by Amdocs' subject matter experts, to all requests for strategic or relationship-wide questions or requests from the AT&T.

2.2.2 AMDOCS ACCOUNT MANAGER

Amdocs' Account Manager will have primary business operating performance responsibility for the account and will assure that all delivery commitments and deliverables required under the Agreement are provided to AT&T. The Account Manager's responsibilities include:

     1. Working with the AT&T Contract Manager to manage and meet commitments, requirements and expectations.

     2.   Ensuring that all Service Levels are met.

     3. Ensuring that Amdocs' performance requirements as they relate to AT&T business requirements and business objectives are satisfied.

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     4.   Assuring operational compliance with the Agreement and ensuring that
          Amdocs fulfills its obligations under the Agreement, including all obligations relating to Deliverables.

     5. Establishing and executing the account management disciplines, business management processes, and associated reporting.

     6. Ensuring prompt identification and resolution of service delivery issues.

     7.   Staffing and leading the Amdocs management team and project staff.

     8. Accepting requests for new Projects from AT&T and ensuring that such requests are handled pursuant to the Change Management Procedures set forth in Section 9.6 of the Agreement, applicable Schedules and the Policy and Procedures Manual.

     9. Ensuring the delivery to AT&T of all data that Amdocs is obligated to provide to AT&T under the Agreement as well as all data reasonably requested by AT&T.

     10. Coordination with the AT&T Contract Manager concerning operational activities associated with all Amdocs Personnel including onsite and offshore resources

2.2.3 AMDOCS TRANSITION MANAGER

Amdocs' Transition Manager has the overall responsibility for the successful transition of the Transitioned Employees and applicable Subcontractors to Amdocs account team while ensuring that Service Levels and AT&T satisfaction are maintained. The Transition Manager's responsibilities include:

     1. Establishing the account infrastructure necessary to operate the account including all financial, human resources, security, facilities and communication.

     2.   Developing and implementing the service delivery plan.

     3. Installing all service delivery processes and ensuring that the Service Level reporting mechanisms are established and operational.

     4. Transitioning all of AT&T's applicable personnel and subcontractors to Amdocs.

     5. Establishing the business-operating environment for the entire account.

     6. Responding to all AT&T reasonable requests for information related to the Transition Services.

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2.2.4 RESERVED.

2.2.5 AMDOCS SERVICE DELIVERY MANAGERS

Amdocs' Service Delivery Managers will have the primary responsibility to deliver the Services. The Service Delivery Manager's responsibilities include:

     1.   Meeting all Service Levels and Agreement commitments.

     2. Staffing all Service delivery with the appropriate level of trained personnel.

     3. Forecasting resource requirements and managing resourcing requirements.

     4.   Meeting the AT&T's IT architectural standards.

     5. Providing support to AT&T and End Users in accordance with the problem management process.

     6. Providing all Service Level reporting to AT&T and the service control function

2.2.6 AMDOCS RESOURCING MANAGER

Amdocs' Resourcing Manager will be responsible to manage and execute resource allocation strategies applicable to this Agreement. The Resourcing Manager's responsibilities include:

     1.   Managing transition of Subcontractors.

     2.   Managing Amdocs relationships.

     3. Managing selection of Subcontractors (e.g., permitted offshore subcontractors).

     4.   Managing shared resource centers within the AT&T account.

     5. Managing overall resource levels in accordance with AT&T resource requirements.

2.2.7 AMDOCS SERVICE CONTROL MANAGER

Amdocs' Service Control Manager will be responsible for delivering the metrics program for the account and overseeing the implementation of the account system development methodology. The Service Control Manager's responsibilities include:

     1.   Interfacing as needed with AT&T.

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     2.   Establishing Amdocs' metrics program.

     3.   Providing direction for the account program office function.

     4. Constructing the performance reports and managing the monthly reporting.

     5. Establishing Amdocs' benchmarking methodology in accordance with the Agreement

     6. Introducing Amdocs' methodology on the account, modifying it to meet AT&T development standards, and ensuring that this methodology is implemented on the account.

     7.   Providing training as required by the Agreement.

     8.   Providing process ownership for service delivery processes

     9.   Providing Amdocs quality assurance function.

     10. Implementing a client satisfaction survey for the account, according to the Agreement.

2.2.8 AMDOCS FINANCE MANAGER

Amdocs' Finance Manager will be responsible for all financial, billing, Agreement compliance and new business management functions. The Finance Manager's responsibilities include:

     1. Providing the monthly invoice, and all account billing and reporting functions.

     2. Implementing and managing Amdocs financial system including time recording, labor reporting, billing, budgeting, forecasting, and annual planning.

     3. Acting as the primary Amdocs focus for new service establishment for AT&T.

     4. Managing other administrative functions including physical and logical security, facilities and contracts.

     5.   Providing financial reporting in accordance with the Agreement.

2.2.9 AMDOCS HUMAN RESOURCE DIRECTOR

Amdocs' Human Resource Director will be responsible for personnel policies or process administration. The Human Resource Director's responsibilities include:

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     1.   Establishing all personnel administration policies for the AT&T account.

     2.   Providing the Human Resource management function for the AT&T account.

     3.   Providing the recruitment and placement function for the AT&T account.

     4.   Providing the communication forms for the AT&T account.

     5.   Interfacing with the AT&T Contract Manager on personnel issues.

     6. Submitting the quarterly resource roster to the AT&T Contract Administrator ninety (90) days in advance of any changes.

3.0  COMMITTEES AND TEAMS

3.1  EXECUTIVE STEERING COMMITTEE

The Parties will form and name members of an Executive Steering Committee. The Executive Steering Committee will have executive management responsibility for the Agreement and for the relationship between the Parties and shall provide business oversight and ensure the Service delivery objectives. This committee will also assist the AT&T Contract Manager and the Amdocs Account Manager in decisions that directly affect the Agreement.

AT&T's Contract Manager and Amdocs' Account Manager will be appointed by each respective Party to liaise with the Executive Steering Committee and to monitor and resolve where possible any issues raised by the AT&T Service Level Manager and the Amdocs Service Delivery Managers. The AT&T Service Level Manager and Amdocs Service Delivery Managers will carry out the day-to-day coordination of Service delivery, and include other AT&T representatives as required.

AT&T and Amdocs will jointly develop and implement agreed performance management and business assurance processes.

Amdocs will deploy the performance management and business assurance processes at the sites to ensure the stable start-up and efficient delivery of the Services.

3.1.1 MEMBERS

The Executive Steering Committee will be chaired by the AT&T Contract Manager and will be comprised of the following individuals:

     1.   AT&T Contract Executive.

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     2.   AT&T Contract Manager.

     3.   Amdocs Account Executive.

     4.   Amdocs Account Manager.

     5.   Other AT&T and Amdocs Personnel as required.

3.1.2 KEY RESPONSIBILITIES

The Executive Steering Committee's responsibilities include the following:

     1. Ensuring business alignment between the Parties, analysis of AT&T and Amdocs business plans, and oversight of new or modified Services during the Term.

     2. Developing strategic requirements and plans associated with the Services during the Term.

     3. Agreeing to and periodically reviewing the authority of the committees and makeup of the individual members of the Management Committee and the Service Delivery Committee.

     4. Approving the Management Committee report and recommendations, including review of the following:

          4.1. Transition Plan implementation, including progress and achievement of Critical Deliverables and key activities.

          4.2. Service Level reports and modifications.

          4.3. Continuous improvement and quality assurance measures.

          4.4. Reset of Critical Service Levels.

          4.5. Financial issues and performance.

     5. Approving the Management Committee report and recommendations, including review and approval of the following:

          5.1. [**], according to the Agreement.

          5.2. Audit results.

          5.3. Benchmarking results according to the Agreement.

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          5.4. Attempting to resolve issues escalated by the Management
               Committee.

          5.5. Resource plans according to the Agreement.

          5.6. Escalated issue resolution.

3.1.3 MEETINGS

The Executive Committee will meet upon the request of either Party, no less than quarterly but no more than monthly without the consent of both Parties. The Party requesting the meeting shall prepare and distribute a written agenda at least 24 hours prior to the meeting. Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within one business day after each meeting.

3.2  MANAGEMENT COMMITTEE

Prior to the Commencement Date, the Parties will establish a Management Committee. The names and titles of the representatives serving on the initial Management Committee are attached to this Schedule.

3.2.1 MEMBERS

The Management Committee will be chaired by AT&T's Contract Manager and will be comprised of the following individuals:

     1.   AT&T Contract Manager.

     2.   AT&T Contract Administrator.

     3.   AT&T Finance Manager.

     4.   Amdocs Account Manager.

     5.   Amdocs Finance Manager.

     6.   Other AT&T and Amdocs personnel as required.

3.2.2 AUTHORITY

Subject to direction and approval from the Executive Steering Committee and to the authority derived from the Change Management Procedures set forth in the Agreement, the Management Committee will have general authority and responsibility regarding:

     1.   Approving changes to the Agreement.

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     2.   Adding, modifying, and/or removing Services covered by the Agreement.

     3. Operational, technical, financial, and general management oversight of the Agreement.

     4.   Resolving issues escalated by the Service Delivery Committee.

Notwithstanding the foregoing, any addition, removal or modification of the Services shall require the written consent of the AT&T Contract Executive and the AT&T Contract Manager. Any change or amendment to the Agreement shall not take effect unless such change or amendment is in writing and signed by an authorized representative of each Party authorized to make such changes.

3.2.3 KEY RESPONSIBILITIES

The Management Committee's responsibilities include:

     1. Managing the performance of the Parties' respective roles and responsibilities under the Agreement.

     2.   Implementing the Agreement.

     3.   Managing risks and opportunities for improvement.

     4. Monitoring Service delivery and transition activities based on reporting and coordination with the Service Delivery Committee.

     5. Considering and approving, where possible, operational and technical changes in accordance with the Change Management Procedures.

     6. Considering and approving, where possible, changes to the Agreement and to the Services in accordance with the Change Management Procedures set forth in the Agreement.

     7.   Seeking to resolve any issues escalated by the Service Delivery
          Committee.

     8. Escalating any issues not resolved by the Management Committee to the Executive Steering Committee.

     9. Producing Management Committee summary reports and submitting them for Executive Steering Committee review.

     10. Monitoring the following and reporting, as required, to the Executive Steering Committee with respect to:

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          10.1. Service Levels, Service Level [**] and Earn Back.

          10.2. Continuous improvement and quality assurance measures.

          10.3. Proposals for reset of Service Levels.

          10.4. Review of financial performance.

          10.5. Pricing.

     11. Approving the following and reporting, as required, to the Executive Steering Committee with respect to:

          11.1. Customer satisfaction surveys, according to the Agreement.

          11.2. Audit results.

          11.3. Benchmarking results according to the Agreement.

     12. Monitoring and reviewing the ongoing status of third party contracts as appropriate and according to the Agreement.

     13. Initiating the recommendations and suggestions made by the Executive Steering Committee relating to the Services and the Agreement.

     14. Ensuring the implementation of process/infrastructure, financial and resource plans.

     15. Recommending changes to the Policy and Procedures Manual submitted to AT&T for approval

     16. Reviewing business and technical proposals submitted by AT&T business sponsors or Amdocs Personnel.

     17.  Recommending new proposals to the Executive Steering Committee.

     18. Providing advice and direction to the Service Delivery Committee for performance improvement.

     19.  Preparing the following reports:

          19.1. Summary Executive Reports

          19.2. Global Management Report

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          19.3. Service Level Reporting

          19.4. Transition Reports

     20. Delegating any powers it considers appropriate to the Service Delivery Committee.

3.2.4 MEETINGS

The Management Committee will meet, at a minimum, monthly, and at other times as agreed between the Parties, to review:

     1.   Management of the Agreement.

     2.   Service delivery.

     3.   Transition management.

     4.   Change management.

     5.   Technical planning.

Either Party may include items on a written agenda that Amdocs shall distribute at least 24 hours prior to the meeting. Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within one business day after each meeting.

3.3  SERVICE DELIVERY COMMITTEE

Prior to the Commencement Date, the Parties will establish a Service Delivery Committee. The names and titles of the representatives serving on the initial Service Delivery Committee are attached to this Schedule.

3.3.1 MEMBERS

The Service Delivery Committee will be comprised of the following individuals:

     1.   AT&T Service Level Manager.

     2.   AT&T Business Unit Coordinator.

     3.   Amdocs Service Delivery Managers.

     4.   Other AT&T and Amdocs personnel as required.

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3.3.2 AUTHORITY

The Service Delivery Committee will have authority regarding:

     1. Review and approval, where possible, of the short-term and long-term plans and activities in regard to the delivery of the Services.

     2.   Resolution of Service delivery problems.

     3. Upward notification of all issues that might result in the addition, deletion, or modification of the Services, or the terms of the Agreement, irrespective of the initiating Party.

     4.   Agreement of Service delivery initiatives.

3.3.3 KEY RESPONSIBILITIES

The Service Delivery Committee's responsibilities will be determined and delegated in each case by the Management Committee and may include matters including:

     1.   Implementing the Transition Plan and monitoring Service delivery.

     2.   Monitoring Critical Deliverables and Service Levels.

     3. Coordinating and communicating day-to-day Service delivery issues; addressing, co-coordinating and prioritizing the issues affecting the provision of the Services to AT&T.

     4. Reviewing and escalating operational problems and issues to the Management Committee and in accordance with the Policy and Procedures Manual.

     5. Reviewing and scheduling change requests in accordance with the Change Management Procedures.

     6.   Ensuring efficient flow of documentation as required by the Agreement.

     7. Handling disputes within the authority of the AT&T and Amdocs representatives, and referring others to the Management Committee.

     8. Submitting issues concerning the relationship between the Parties to the Management Committee for its guidance and recommendations.

     9.   Submitting reports to the Management Committee.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                              Schedule D, Part 4
                                                                      Governance

     10.  Advising the Management Committee of new opportunities and proposals.

     11. Identifying and referring matters outside the authority of AT&T and Amdocs representatives to the Management Committee.

     12. Reviewing and presenting recommendations and suggestions made by AT&T representatives and Amdocs representatives relating to the Services and initiating appropriate actions.

     13. Identifying issues that may have an impact outside the relevant sites and referring these to the Management Committee and to other sites as required.

     14.  Monitoring and reviewing the ongoing status of third party contracts.

     15.  Reviewing and adjusting the following, as directed by the Management
          Committee:

          15.1. Service Levels.

          15.2. Continuous improvement and quality assurance measures.

          15.3. [**], according to the Agreement.

          15.4. Audits, according to the Agreement.

          15.5. Benchmarking results, according to the Agreement.

     16.  Preparing the following reports:

          16.1. Management reports.

          16.2. Service Levels and Service delivery results, as required.

          16.3. Minutes.

3.3.4 MEETINGS

The Service Delivery Committee will meet, at a minimum, bi-weekly, and at other times as directed by the Management Committee, to review:

     1.   Agreement issues.

     2.   Service Delivery.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                              Schedule D, Part 4
                                                                      Governance

     3.   Transition management.

     4.   Projects.

Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within one business day after each meeting.

4.0  ISSUE ESCALATION PROCEDURES

From time to time, issues will arise that cannot be resolved at the various levels of management within the AT&T and Amdocs teams. Issues that cannot be resolved will be escalated as follows:

     1. Notification: Either Party may decide that escalation is desirable when resolution of an issue appears unachievable at the current management level. The Party desiring escalation will provide written notice of its intention to the members of the other Party currently involved in the dispute. At either Party's request, the members currently engaged in attempting to resolve the issue shall meet again to attempt resolution of the issue prior to escalation to the next level. If the issue cannot be resolved at the current management level, the issue will then be escalated after good faith attempts by both Parties to resolve the issue at the current level.

     2. Documentation: Both Parties will jointly develop a short briefing document for escalation that describes the issue, relevant impact and positions of both Parties.

     3. Request for Assistance: A meeting will be scheduled with appropriate individuals. The brief will be sent in advance to the participants.

     4. Issues will be escalated for review and resolution to the next level of management as follows:

          4.1. The Amdocs Service Delivery Manager and the appropriate AT&T Governance team member. If unresolved, escalate to:

          4.2. The AT&T Agreement Manager and the Amdocs Account Manager. If unresolved, escalate to:

          4.3. The Executive Steering Committee. If unresolved, escalate to:

          4.4. The AT&T IT Vice President and the equivalent Amdocs executive. If unresolved, escalate to:

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                              Schedule D, Part 4
                                                                      Governance

          4.5. AT&T's CIO and Amdocs' Senior Vice President.

          4.6. If the matter remains unresolved after escalation under Section 4.5, it shall be resolved by arbitration in accordance with
               Section 19.2 of the Agreement.

          4.7. Notwithstanding anything to the contrary, AT&T's CIO shall make the final decision in connection with otherwise unresolved issues relating to disputes over the compliance of deliverables for the purpose of the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 5
                                            Policy and Procedures Manual Content

                               SCHEDULE D (PART 5)

                      POLICY AND PROCEDURES MANUAL CONTENT

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 5
                                            Policy and Procedures Manual Content

                                TABLE OF CONTENTS

1.0 INTRODUCTION............................................................   1
2.0 GENERAL CONTENT AND ORGANIZATION........................................   1
   2.1 ORGANIZATIONAL OVERVIEW..............................................   1
   2.2 RESERVED.............................................................   2
   2.3 PERFORMANCE MANAGEMENT PROCEDURES....................................   2
   2.4 CHANGE MANAGEMENT - OPERATIONAL AND TECHNICAL PROCEDURES.............   2
   2.5 DISASTER RECOVERY AND BUSINESS CONTINUITY PROCEDURES.................   3
   2.6 FINANCIAL MANAGEMENT PROCEDURES......................................   3
   2.7 CONTRACT MANAGEMENT PROCEDURES.......................................   4
   2.8 RELATIONSHIP MANAGEMENT PROCEDURES...................................   4
   2.9 AMDOCS' OPERATIONAL PROCEDURES.......................................   4

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 5
                                            Policy and Procedures Manual Content

                      POLICY AND PROCEDURES MANUAL CONTENT

1.0 INTRODUCTION

This document describes the general content and organization of the Policy and Procedures Manual that will be developed to support Governance of the Agreement.

2.0 GENERAL CONTENT AND ORGANIZATION

The table below provides the general organization and content of the Policy and Procedures Manual. Although not intended to replicate the Agreement, the Policy and Procedures Manual provides comprehensive documentation of the procedures that will be followed to implement and manage the Agreement and the overall relationship. Detailed text or requirements referenced in the Agreement may be supplied in the Policy and Procedures Manual.

Responsibilities of Amdocs and AT&T by job title or function will be indicated within the document. The manual will be used jointly by the Parties to assist with overall coordination and communication regarding the Agreement.

In the event that, on the Commencement Date the Policy and Procedures Manual does not yet contain procedures addressing all areas set forth in this document, Amdocs shall follow AT&T's preexisting procedures until mutually agreed otherwise by AT&T and Amdocs.

2.1 ORGANIZATIONAL Overview

     1. AT&T Governance Organization - Organization charts, description of functions performed, contact information. Amdocs Management and Delivery Organization, Organization charts, description of functions performed, contact information.

     2. Key Contacts - AT&T - A list of contacts within AT&T that are key users of the Services or perform a liaison function in regard to the Services by business unit and by geography.

     3. Key Contacts - Third Parties - A list of key Third Parties (e.g., maintenance providers, software providers, telecom carriers, etc.).

     4. Joint Committee Structure - Organization charts with names assigned to each role.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 5
                                            Policy and Procedures Manual Content

2.2 RESERVED

2.3 PERFORMANCE MANAGEMENT PROCEDURES

Ongoing "steady state" procedures and policies including information on coordination activities and responsibilities of each Party by title or function.

     1. Performance Monitoring and Reporting Procedures - Procedures to verify proper Service delivery on a day-to-day basis, including internal reporting and reporting to AT&T.

     2. Problem Management and Escalation Procedures - Procedures to identify problems, report and resolve problems and escalate as necessary within Amdocs' organization and AT&T.

     3. Root Cause Analysis Procedures - Procedures to determine root cause of problems, including involvement of and support to applicable third parties or AT&T.

     4. Service Level Measurement and Reporting Procedures - Procedures to measure and report Service Levels to AT&T.

     5. Work Authorization Procedures - Work authorization procedures for in-scope Services, to include responsibilities and procedures for the originator of a work request and overall review and authorization process.

     6. Project Management Procedures - Methodology and procedures to be used to perform project responsibilities and develop associated deliverables. The procedures must comply with AT&T IT Quality Policies and Procedures, CMM Policies and Procedures and.

2.4 CHANGE MANAGEMENT - OPERATIONAL AND TECHNICAL PROCEDURES

Operational and Technical Procedures regarding changes to the environment including the notification process, timing, planning, authorization and implementation.

     1. Physical Access & Security Procedures - Physical access, safety and security procedures at both AT&T Sites and Amdocs' locations.

     2. Network Access & Security Procedures - Network access and security procedures.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 5
                                            Policy and Procedures Manual Content

     3. AT&T Equipment and Software standards, including architecture and product-specific standards.

     4. Applications and Data Access and Security Procedures - Procedures to allow access to Applications and data, to include the request and authorization process for user IDs and passwords for Amdocs as well as policies and procedures governing access to and management of AT&T customer data.

     5. AT&T standards related to management of operational environments; e.g, development, testing, production.

     6. Long-Range IT Plan - Procedures for developing input into the Long-Range IT Plan.

2.5 DISASTER RECOVERY AND BUSINESS CONTINUITY PROCEDURES

Procedures and plans for Disaster Recovery and Business Continuity within the scope of Service of this Agreement - The Policy and Procedures Manual may reference other documents containing comprehensive procedures and plans, but will provide a general overview.

2.6 FINANCIAL MANAGEMENT PROCEDURES

Ongoing, "steady state" procedures and policies including information on coordination activities and responsibilities of each Party by title or function.

     1. Invoicing - Procedures for invoicing and verification of invoice by AT&T; invoicing of Projects; procedures regarding disputed invoice amounts, etc.

     2. Charge back - Procedures for charge back of costs related to the Services and the overall Agreement to business units, including responsibilities and support by both the Amdocs and the AT&T staff.

     3. Budgeting - Procedures for how Amdocs will assist AT&T with the annual budgeting cycle including estimation of potential Projects, review cycle, responsibilities of Amdocs, AT&T staff and AT&T, etc.

     4. Performance Credits and Earnback - Procedures for calculating Performance Credits on invoices and Earnback calculations.

     5. Financial Dispute Procedures - Procedures for resolution of Financial Disputes which will adhere to the Overall Issue Escalation process.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 5
                                            Policy and Procedures Manual Content

2.7 CONTRACT MANAGEMENT PROCEDURES

Ongoing "steady state" procedures and policies, including information on coordination activities and responsibilities of each Party by title or function.

     1. Contract Change Management Procedures - Procedures and activities regarding changes to the Agreement, including changes to any Exhibit or Attachment including notification period and process, authority levels and escalation procedures.

     2. Reporting - Produres by which AT&T may submit to Amdocs (a) requests for ad-hoc Reports; and (b) procedures and activities regarding Reports.

     3. Legal/Regulatory Data Request Procedures - Procedures for fulfilling requests for Legal-or Regulatory-related documentation.

2.8 RELATIONSHIP MANAGEMENT PROCEDURES

Ongoing "steady state" procedures and policies including information on coordination activities and responsibilities of each Party by title or function.

     1.   [**] in the Agreement.

     2. Business Units - Procedures and responsibilities regarding the relationship between Amdocs and AT&T staff including procedures regarding communication and coordination regarding work requests, Service delivery issues, budgeting and financial issues, etc.

     3. End Users - Procedures and responsibilities regarding responding to end user problems, requests and questions.

     4. Third-Party Vendors - Procedures for interacting with third-party vendors, which may provide services, equipment or software that are ancillary to or support the overall delivery of Services.

2.9 AMDOCS' OPERATIONAL PROCEDURES

Ongoing "steady state" procedures and policies including information on coordination activities and responsibilities of each Party by title or function.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                              Schedule D, Part 5
                                            Policy and Procedures Manual Content

     1. Operational Procedures, as applicable, in order to provide the Services normally undertaken by Amdocs which shall be consistent with those Amdocs activities used to provide services similar to the Services.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Schedule D.1 - Financial and Operational        Agreement Number: 20070319.002.C
Responsibility Matrix                            Schedule D.1 - Responsibilities

                                                       ACQUISITION / CAPITAL COST
                                            -------------------------------------------------
                                               OWNERSHIP /
                                               LICENSE
                                              (SOFTWARE)         FINANCIAL RESPONSIBILITY
                                            ---------------  --------------------------------
                                                                                   TECHNOLOGY
                                            CURRENT  FUTURE   UPGRADES /            REFRESH
    SERVICES                                 ASSETS  ASSETS  ENHANCEMENTS  GROWTH   (NOTE 3)
    --------                                -------  ------  ------------  ------  ----------
    APPLICATION / UTILITY SERVERS

 1) Server Hardware Including Peripherals     [**]    [**]       [**]       [**]      [**]
 2) Server Hardware Leases                    [**]    [**]       [**]       [**]      [**]
 3) Server Hardware Maintenance Agreements    [**]    [**]       [**]       [**]      [**]
 4) Server Operating System Software          [**]    [**]       [**]       [**]      [**]
 5) Server Third Party Software
    (e.g., Utilities, Compilers, Database
    Managers, Development Tools, System
    Management Tools, etc.)                   [**]    [**]       [**]       [**]      [**]
 6) Retained Servers                          [**]    [**]       [**]       [**]      [**]
 7) Server Software: AT&T Proprietary
    Applications                              [**]    [**]       [**]       [**]      [**]

    OTHER COMPUTING HARDWARE - AT&T
    LOCATIONS

 8) Other Computing Hardware Including
    Peripherals                               [**]    [**]       [**]       [**]      [**]
 9) Other Computing Hardware Leases           [**]    [**]       [**]       [**]      [**]
10) Other Computing Hardware Maintenance
    Agreements                                [**]    [**]       [**]       [**]      [**]
11) Other Computing Hardware Operating
    System Software                           [**]    [**]       [**]       [**]      [**]
12) Other Computing Hardware Third Party
    Software (e.g., Utilities, Compilers,
    Database Managers, Development Tools,
    System Management Tools, etc.)
    (Note 1)                                  [**]    [**]       [**]       [**]      [**]


                                                                   SUPPORT / OPERATIONAL EXPENSE
                                            ----------------------------------------------------------------------------
                                                                                                            FINANCIAL
                                                             OPERATIONAL RESPONSIBILITY                   RESPONSIBILITY
                                            ------------------------------------------------------------  --------------
                                                                                         MOVE,  DISASTER
                                                                                         ADD,   RECOVERY
    SERVICES                                PROCUREMENT  INSTALL  SUPPORT  MAINTENANCE  CHANGE  (NOTE 2)  AMDOCS OR AT&T
    --------                                -----------  -------  -------  -----------  ------  --------  --------------
    APPLICATION / UTILITY SERVERS

 1) Server Hardware Including Peripherals       [**]       [**]     [**]       [**]      [**]     [**]         [**]
 2) Server Hardware Leases                      [**]       [**]     [**]       [**]      [**]     [**]         [**]
 3) Server Hardware Maintenance Agreements      [**]       [**]     [**]       [**]      [**]     [**]         [**]
 4) Server Operating System Software            [**]       [**]     [**]       [**]      [**]     [**]         [**]
 5) Server Third Party Software
    (e.g., Utilities, Compilers, Database
    Managers, Development Tools, System
    Management Tools, etc.)                     [**]       [**]     [**]       [**]      [**]     [**]         [**]
 6) Retained Servers                            [**]       [**]     [**]       [**]      [**]     [**]         [**]
 7) Server Software: AT&T Proprietary
    Applications                                [**]       [**]     [**]       [**]      [**]     [**]         [**]

    OTHER COMPUTING HARDWARE - AT&T
    LOCATIONS

 8) Other Computing Hardware Including
    Peripherals                                 [**]       [**]     [**]       [**]      [**]     [**]         [**]
 9) Other Computing Hardware Leases             [**]       [**]     [**]       [**]      [**]     [**]         [**]
10) Other Computing Hardware Maintenance
    Agreements                                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
11) Other Computing Hardware Operating
    System Software                             [**]       [**]     [**]       [**]      [**]     [**]         [**]
12) Other Computing Hardware Third Party
    Software (e.g., Utilities, Compilers,
    Database Managers, Development Tools,
    System Management Tools, etc.)
    (Note 1)                                    [**]       [**]     [**]       [**]      [**]     [**]         [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

Schedule D.1 - Financial and Operational        Agreement Number: 20070319.002.C
Responsibility Matrix                            Schedule D.1 - Responsibilities










13) Other Computing Software: AT&T
    Proprietary Applications                  [**]    [**]       [**]       [**]      [**]

    OTHER COMPUTING HARDWARE - AMDOCS

14) Other Computing Hardware Including
    Peripherals                               [**]    [**]       [**]       [**]      [**]
15) Other Computing Hardware Leases           [**]    [**]       [**]       [**]      [**]
16) Other Computing Hardware Maintenance
    Agreements                                [**]    [**]       [**]       [**]      [**]
17) Other Computing Hardware Operating
    System Software                           [**]    [**]       [**]       [**]      [**]
18) Other Computing Hardware Third Party
    Software (e.g., Utilities, Compilers,
    Database Managers, Development Tools,
    System Management Tools, etc.)            [**]    [**]       [**]       [**]      [**]
19) Other Computing Software: AT&T
    Proprietary Applications (for purposes
    of support for this line item, AT&T is
    only obligated to provide
    installation, support, maintenance,
    MAC, and its other obligations
    remotely from AT&T Facilities)            [**]    [**]       [**]       [**]      [**]

    FACILITIES MANAGEMENT - AT&T
    FACILITIES / AT&T SITES (DATA CENTER)

20) Space including all other services
    (i.e. office space for Supplier
    Personnel in accordance with the
    Agreement)                                [**]    [**]       [**]       [**]      [**]
21) Raised Floor Environmental Equipment      [**]    [**]       [**]       [**]      [**]
22) Raised Floor Power                        [**]    [**]       [**]       [**]      [**]
23) Raised Floor Cooling                      [**]    [**]       [**]       [**]      [**]
24) Connection between NIC Card and LAN       [**]    [**]       [**]       [**]      [**]
25) Network Cabling and Wiring - Within
    the Facility                              [**]    [**]       [**]       [**]      [**]
26) Interconnecting Cabling and Wiring -
    Between Facilities                        [**]    [**]       [**]       [**]      [**]










13) Other Computing Software: AT&T
    Proprietary Applications                    [**]       [**]     [**]       [**]      [**]     [**]         [**]

    OTHER COMPUTING HARDWARE - AMDOCS

14) Other Computing Hardware Including
    Peripherals                                 [**]       [**]     [**]       [**]      [**]     [**]         [**]
15) Other Computing Hardware Leases             [**]       [**]     [**]       [**]      [**]     [**]         [**]
16) Other Computing Hardware Maintenance
    Agreements                                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
17) Other Computing Hardware Operating
    System Software                             [**]       [**]     [**]       [**]      [**]     [**]         [**]
18) Other Computing Hardware Third Party
    Software (e.g., Utilities, Compilers,
    Database Managers, Development Tools,
    System Management Tools, etc.)              [**]       [**]     [**]       [**]      [**]     [**]         [**]
19) Other Computing Software: AT&T
    Proprietary Applications (for purposes
    of support for this line item, AT&T is
    only obligated to provide
    installation, support, maintenance,
    MAC, and its other obligations
    remotely from AT&T Facilities)              [**]       [**]     [**]       [**]      [**]     [**]         [**]

    FACILITIES MANAGEMENT - AT&T
    FACILITIES / AT&T SITES (DATA CENTER)

20) Space including all other services
    (i.e. office space for Supplier
    Personnel in accordance with the
    Agreement)                                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
21) Raised Floor Environmental Equipment        [**]       [**]     [**]       [**]      [**]     [**]         [**]
22) Raised Floor Power                          [**]       [**]     [**]       [**]      [**]     [**]         [**]
23) Raised Floor Cooling                        [**]       [**]     [**]       [**]      [**]     [**]         [**]
24) Connection between NIC Card and LAN         [**]       [**]     [**]       [**]      [**]     [**]         [**]
25) Network Cabling and Wiring - Within
    the Facility                                [**]       [**]     [**]       [**]      [**]     [**]         [**]
26) Interconnecting Cabling and Wiring -
    Between Facilities                          [**]       [**]     [**]       [**]      [**]     [**]         [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

Schedule D.1 - Financial and Operational        Agreement Number: 20070319.002.C
Responsibility Matrix                            Schedule D.1 - Responsibilities










    FACILITIES MANAGEMENT - AT&T
    FACILITIES / AT&T SITES (OFFICES)

27) Space Including all other services
    (i.e. office space for Supplier
    Personnel in accordance with this
    Agreement)                                [**]    [**]       [**]       [**]      [**]
28) Raised Floor Environmental Equipment      [**]    [**]       [**]       [**]      [**]
29) Raised Floor Power                        [**]    [**]       [**]       [**]      [**]
30) Raised Floor Cooling                      [**]    [**]       [**]       [**]      [**]
31) Connection between NIC Card and LAN       [**]    [**]       [**]       [**]      [**]
32) Network Cabling and Wiring - Within
    the Facility                              [**]    [**]       [**]       [**]      [**]
33) Interconnecting Cabling and Wiring -
    Between Facilities                        [**]    [**]       [**]       [**]      [**]

    FACILITIES MANAGEMENT - AMDOCS

34) Space Including all other services
    (i.e. office space for Supplier
    Personnel in accordance with the
    Agreement)                                [**]    [**]       [**]       [**]      [**]
35) Raised Floor Environmental Equipment      [**]    [**]       [**]       [**]      [**]
36) Raised Floor Power                        [**]    [**]       [**]       [**]      [**]
37) Raised Floor Cooling                      [**]    [**]       [**]       [**]      [**]
38) Connection between NIC Card and LAN       [**]    [**]       [**]       [**]      [**]
39) Network Cabling and Wiring - Within
    the Facility                              [**]    [**]       [**]       [**]      [**]
40) Interconnecting Cabling and Wiring -
    Between Amdocs Facilities                 [**]    [**]       [**]       [**]      [**]










    FACILITIES MANAGEMENT - AT&T
    FACILITIES / AT&T SITES (OFFICES)

27) Space Including all other services
    (i.e. office space for Supplier
    Personnel in accordance with this
    Agreement)                                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
28) Raised Floor Environmental Equipment        [**]       [**]     [**]       [**]      [**]     [**]         [**]
29) Raised Floor Power                          [**]       [**]     [**]       [**]      [**]     [**]         [**]
30) Raised Floor Cooling                        [**]       [**]     [**]       [**]      [**]     [**]         [**]
31) Connection between NIC Card and LAN         [**]       [**]     [**]       [**]      [**]     [**]         [**]
32) Network Cabling and Wiring - Within
    the Facility                                [**]       [**]     [**]       [**]      [**]     [**]         [**]
33) Interconnecting Cabling and Wiring -
    Between Facilities                          [**]       [**]     [**]       [**]      [**]     [**]         [**]

    FACILITIES MANAGEMENT - AMDOCS

34) Space Including all other services
    (i.e. office space for Supplier
    Personnel in accordance with the
    Agreement)                                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
35) Raised Floor Environmental Equipment        [**]       [**]     [**]       [**]      [**]     [**]         [**]
36) Raised Floor Power                          [**]       [**]     [**]       [**]      [**]     [**]         [**]
37) Raised Floor Cooling                        [**]       [**]     [**]       [**]      [**]     [**]         [**]
38) Connection between NIC Card and LAN         [**]       [**]     [**]       [**]      [**]     [**]         [**]
39) Network Cabling and Wiring - Within
    the Facility                                [**]       [**]     [**]       [**]      [**]     [**]         [**]
40) Interconnecting Cabling and Wiring -
    Between Amdocs Facilities                   [**]       [**]     [**]       [**]      [**]     [**]         [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

Schedule D.1 - Financial and Operational        Agreement Number: 20070319.002.C
Responsibility Matrix                            Schedule D.1 - Responsibilities










    STORAGE HARDWARE AND MEDIA
    (AT&T SITES)

41) Storage Hardware (e.g., Disk, Tape
    Drives, Tape Automation, Silos,
    Virtual Tape Environment, SAN
    Equipment, etc.)                          [**]    [**]       [**]       [**]      [**]
42) Storage Hardware Leases                   [**]    [**]       [**]       [**]      [**]
43) Storage Management Software               [**]    [**]       [**]       [**]      [**]
44) Tapes Including Off-Site Storage and
    Mailing / Shipping                        [**]    [**]       [**]       [**]      [**]

    DATA NETWORK

45) Network Hardware in AT&T Sites/AT&T
    Facilities:  Routers, LAN hubs, LAN
    switches, DSU's, Firewalls,
    Multiplexers, DNS Servers, WINS
    Servers, DHCP Servers, PDC's, BDC's,
    Network Gateways, Voice/FAX over IP
    Gateways                                  [**]    [**]       [**]       [**]      [**]
46) Network Hardware Leases in AT&T
    Sites/AT&T Facilities                     [**]    [**]       [**]       [**]      [**]
47) Network Equipment between AT&T
    Facilities                                [**]    [**]       [**]       [**]      [**]
48) Data Network Connections between AT&T
    and Supplier Facilities (i.e. T1s,
    DS3, 56K) up to the demarcation point
    at the respective Facility                [**]    [**]       [**]       [**]      [**]
49) Network Software Associated with
    Network Hardware at AT&T Sites/AT&T
    Facilities                                [**]    [**]       [**]       [**]      [**]
50) Network Hardware and Software at
    Supplier Facilities that IS NOT
    associated with connections               [**]    [**]       [**]       [**]      [**]
51) Network Hardware and Software at
    Supplier Facilities that IS associated
    with connections                          [**]    [**]       [**]       [**]      [**]

    VOICE NETWORK

52) Supplier Facilities                       [**]    [**]       [**]       [**]      [**]
53) AT&T Sites/AT&T Facilities                [**]    [**]       [**]       [**]      [**]

    VIDEO NETWORK










    STORAGE HARDWARE AND MEDIA
    (AT&T SITES)

41) Storage Hardware (e.g., Disk, Tape
    Drives, Tape Automation, Silos,
    Virtual Tape Environment, SAN
    Equipment, etc.)                            [**]       [**]     [**]       [**]      [**]     [**]         [**]
42) Storage Hardware Leases                     [**]       [**]     [**]       [**]      [**]     [**]         [**]
43) Storage Management Software                 [**]       [**]     [**]       [**]      [**]     [**]         [**]
44) Tapes Including Off-Site Storage and
    Mailing / Shipping                          [**]       [**]     [**]       [**]      [**]     [**]         [**]

    DATA NETWORK

45) Network Hardware in AT&T Sites/AT&T
    Facilities:  Routers, LAN hubs, LAN
    switches, DSU's, Firewalls,
    Multiplexers, DNS Servers, WINS
    Servers, DHCP Servers, PDC's, BDC's,
    Network Gateways, Voice/FAX over IP
    Gateways                                    [**]       [**]     [**]       [**]      [**]     [**]         [**]
46) Network Hardware Leases in AT&T
    Sites/AT&T Facilities                       [**]       [**]     [**]       [**]      [**]     [**]         [**]
47) Network Equipment between AT&T
    Facilities                                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
48) Data Network Connections between AT&T
    and Supplier Facilities (i.e. T1s,
    DS3, 56K) up to the demarcation point
    at the respective Facility                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
49) Network Software Associated with
    Network Hardware at AT&T Sites/AT&T
    Facilities                                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
50) Network Hardware and Software at
    Supplier Facilities that IS NOT
    associated with connections                 [**]       [**]     [**]       [**]      [**]     [**]         [**]
51) Network Hardware and Software at
    Supplier Facilities that IS associated
    with connections                            [**]       [**]     [**]       [**]      [**]     [**]         [**]

    VOICE NETWORK

52) Supplier Facilities                         [**]       [**]     [**]       [**]      [**]     [**]         [**]
53) AT&T Sites/AT&T Facilities                  [**]       [**]     [**]       [**]      [**]     [**]         [**]

    VIDEO NETWORK

                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

Schedule D.1 - Financial and Operational        Agreement Number: 20070319.002.C
Responsibility Matrix                            Schedule D.1 - Responsibilities










54) Video Hardware and Software between
    AT&T Locations                            [**]    [**]       [**]       [**]      [**]
55) Video Services between AT&T Locations     [**]    [**]       [**]       [**]      [**]

    DESKTOP / LAPTOP / WORKSTATIONS AND
    RELATED INFRASTRUCTURE FOR SUPPLIER
    PERSONNEL IN AT&T SITES/FACILITIES

56) Network Printers at AT&T Sites/AT&T
    Facilities                                [**]    [**]       [**]       [**]      [**]
57) Desktop / Laptop / Workstations           [**]    [**]       [**]       [**]      [**]
58) Desktop Third Party Software (e.g.,
    Microsoft Operating System Software,
    Microsoft Office, IDM Panagon)            [**]    [**]       [**]       [**]      [**]
59) Miscellaneous Consumable Supplies
    (e.g., Paper, Print Toner, etc.)          [**]    [**]       [**]       [**]      [**]
60) Cell phones, Blackberries, Pagers and
    Fax Machines (Note 5)                     [**]    [**]       [**]       [**]      [**]

    DESKTOP / LAPTOP / WORKSTATIONS AND
    RELATED INFRASTRUCTURE FOR SUPPLIER
    PERSONNEL IN NON-AT&T SITES/FACILITIES

61) Network Printers at non-AT&T
    Sites/non-AT&T Facilities                 [**]    [**]       [**]       [**]      [**]
62) Desktop / Laptop / Workstations at
    non-AT&T Sites/non-AT&T Facilities        [**]    [**]       [**]       [**]      [**]
63) Desktop Third Party Software (e.g.,
    Microsoft Operating System Software,
    Microsoft Office, IDM Panagon)            [**]    [**]       [**]       [**]      [**]
64) Miscellaneous Consumable Supplies
    (e.g., Paper, Print Toner, etc.)          [**]    [**]       [**]       [**]      [**]
65) Cell phones, Blackberries, Pagers and
    Fax Machines                              [**]    [**]       [**]       [**]      [**]

    MISCELLANEOUSTHIRD PARTY CONTRACTS

66) Third Party Contracts not related to
    any of the above categories (Note 4)      [**]    [**]       [**]       [**]      [**]










54) Video Hardware and Software between
    AT&T Locations                              [**]       [**]     [**]       [**]      [**]     [**]         [**]
55) Video Services between AT&T Locations       [**]       [**]     [**]       [**]      [**]     [**]         [**]

    DESKTOP / LAPTOP / WORKSTATIONS AND
    RELATED INFRASTRUCTURE FOR SUPPLIER
    PERSONNEL IN AT&T SITES/FACILITIES

56) Network Printers at AT&T Sites/AT&T
    Facilities                                  [**]       [**]     [**]       [**]      [**]     [**]         [**]
57) Desktop / Laptop / Workstations             [**]       [**]     [**]       [**]      [**]     [**]         [**]
58) Desktop Third Party Software (e.g.,
    Microsoft Operating System Software,
    Microsoft Office, IDM Panagon)              [**]       [**]     [**]       [**]      [**]     [**]         [**]
59) Miscellaneous Consumable Supplies
    (e.g., Paper, Print Toner, etc.)            [**]       [**]     [**]       [**]      [**]     [**]         [**]
60) Cell phones, Blackberries, Pagers and
    Fax Machines (Note 5)                       [**]       [**]     [**]       [**]      [**]     [**]         [**]

    DESKTOP / LAPTOP / WORKSTATIONS AND
    RELATED INFRASTRUCTURE FOR SUPPLIER
    PERSONNEL IN NON-AT&T SITES/FACILITIES

61) Network Printers at non-AT&T
    Sites/non-AT&T Facilities                   [**]       [**]     [**]       [**]      [**]     [**]         [**]
62) Desktop / Laptop / Workstations at
    non-AT&T Sites/non-AT&T Facilities          [**]       [**]     [**]       [**]      [**]     [**]         [**]
63) Desktop Third Party Software (e.g.,
    Microsoft Operating System Software,
    Microsoft Office, IDM Panagon)              [**]       [**]     [**]       [**]      [**]     [**]         [**]
64) Miscellaneous Consumable Supplies
    (e.g., Paper, Print Toner, etc.)            [**]       [**]     [**]       [**]      [**]     [**]         [**]
65) Cell phones, Blackberries, Pagers and
    Fax Machines                                [**]       [**]     [**]       [**]      [**]     [**]         [**]

    MISCELLANEOUSTHIRD PARTY CONTRACTS

66) Third Party Contracts not related to
    any of the above categories (Note 4)        [**]       [**]     [**]       [**]      [**]     [**]         [**]


                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

Schedule D.1 - Financial and Operational        Agreement Number: 20070319.002.C
Responsibility Matrix                            Schedule D.1 - Responsibilities

    [**]
    [**]
    [**]
    [**]
    [**]
    [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Schedule D.3 - AT&T Rules

                                  SCHEDULE D.3

                                   AT&T RULES

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Schedule D.3 - AT&T Rules

As referenced in SECTION 6.3 - AT&T RULES/EMPLOYEE SAFETY of the Agreement, the following addresses work policies/rules and security.

1.   WORK POLICIES AND RULES

     a. During the performance of Services, representatives of Amdocs, including its employees and subcontractors ("Amdocs Representatives") shall adhere to AT&T work rules and policies, including but not limited to those specified in the AT&T Code Of Business Conduct, as amended from time to time.

     b. Without limiting the Amdocs obligation in clause (a), Amdocs shall ensure that the personal conduct and comments in the workplace of Amdocs Representatives support a professional environment which is free of inappropriate behavior, language, joke or actions which could be perceived as sexual harassment or as biased, demeaning, offensive, derogatory to others based upon race, color, religion, national origin, sex, age, sexual orientation, marital status, veteran's status or disability. Amdocs further agrees that Amdocs Representatives will refrain from words or conduct that is threatening and/or disrespectful of others.

     c. Without limiting Amdocs' obligation in clauses (a) or (b), if AT&T provides Amdocs Representatives access to its computer systems, Amdocs agrees (i) to use such systems in a professional manner, (ii) to use such systems only for business purposes and solely for the purposes of performing under the Agreement, (iii) to use such systems in compliance with AT&T's applicable standards and guidelines for computer systems use, as outlined in AT&T's Security Policies and Procedures, and (iv) to use password devices, if applicable and if requested by AT&T. Without limiting the foregoing, any access provided by AT&T, or by virtue of the presence of Amdocs Representatives at AT&T locations, including but not limited to access to intranet and internet services, shall not be used for personal purposes or for any purpose which is not directly related to the Services. Amdocs agrees that Amdocs Representatives must have a valid AT&T business reason to access the intranet and/ or the internet from within AT&T's private corporate network.

2.   ACCESS

     a. When appropriate, Amdocs shall have reasonable access to AT&T's premises to enable Amdocs to perform its obligations under the Agreement. Amdocs shall coordinate such access with AT&T's designated representative prior to visiting such premises. Amdocs will ensure that only employees or subcontractors of Amdocs will be allowed to enter AT&T's premises. If AT&T requests Amdocs to discontinue furnishing any person provided by Amdocs from performing Services on AT&T's premises, in accordance with the terms and conditions of the

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Schedule D.3 - AT&T Rules

          Agreement, Amdocs shall immediately comply with such request. Such person shall leave AT&T's premises immediately and Amdocs shall not furnish such person again to perform Services on AT&T's premises without AT&T's written consent.

     b. AT&T may require Amdocs or its Amdocs Representatives to exhibit identification credentials, which AT&T may issue to gain access to AT&T's premises for the performance of Services. If, for any reason, any Amdocs Representative is no longer performing such Services, Amdocs shall immediately inform AT&T and promptly deliver to AT&T such person's identification credentials, if issued by AT&T. Amdocs agrees to comply with AT&T's corporate policy requiring Amdocs Representatives to exhibit their company photo identification in addition to the AT&T issued photo identification when on AT&T's premises.

     c. Amdocs shall ensure that Amdocs Representatives, while on or off AT&T's premises, will perform Services which (i) protect AT&T owned Materials, buildings and structures, (ii) does not interfere with AT&T's business operations, and (iii) perform such Services with care and due regard for the safety, convenience and protection of AT&T, its employees, and property and in full conformance with the policies specified in the AT&T Code of Business Conduct, which prohibits the possession of a weapon or an implement which can be used as a weapon (a copy of the AT&T Code of Business Conduct is available upon request).

     d. Amdocs shall ensure that all persons furnished by Amdocs work harmoniously with all others when on AT&T's premises.

3.   SECURITY REQUIREMENTS FOR SYSTEM OR NETWORK ACCESS

Supplier shall comply with these security requirements ("Requirements") to have access to AT&T's computers, computer peripherals, computer communications networks, computer systems/applications/software, network elements and their support systems, and the information stored, transmitted, or processed using these resources ("Information Resources.") "User" means any individual performing services under the Agreement, whether as an employee, approved subcontractor, or agent of Supplier. "AT&T Sponsor" means the AT&T management employee responsible for the oversight of the services provided by Supplier.

These Requirements apply to Suppliers and Users performing services on AT&T premises or remotely accessing AT&T infrastructure, systems or applications using AT&T-provisioned client-VPN and to those providing services to AT&T that are hosted external to AT&T premises.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Schedule D.3 - AT&T Rules

A.   COMPLIANCE WITH LAW AND GENERAL POLICY.

Suppliers must comply with the "AT&T Corporate Information Security Policy" as set forth on Exhibit 1. Suppliers must protect AT&T Information Resources and AT&T proprietary or confidential data or information in accordance with the terms and conditions of the Agreement (including any separate confidentiality agreements), and must comply with all applicable international, federal, state, and local laws and regulations related to use of Information Resources and protection of AT&T's data or information. Supplier is responsible for ensuring that all Users it employs or contracts with comply with these Requirements. Additionally, regarding its Users, Supplier shall:

1. Ensure that all Users are covered by a legally binding obligation that protects AT&T's proprietary and confidential information and are briefed on these Requirements. Perform a satisfactory background check on each User performing services full time for AT&T (except Supplier's performing services prior to the effective date of this addendum) prior to allowing the User to access an Information Resource, subject to the following:

     (a) in the event AT&T has an immediate need for a specific User and such User has not yet received such a background check, Supplier will be entitled to perform services for AT&T with AT&T's prior written consent;

     (b) with respect to Users located outside of the United States and expatriate resources located in the United States, Supplier will perform such background check to the extent permissible under applicable law (including any laws governing rehabilitation, privacy and disclosure);

     (c) with respect to Users located outside of the United States that were hired by Supplier prior to undergoing such background check, such Users will be entitled to commence performing services for AT&T, provided that such background check is performed as soon as reasonably possible and that the continued employment of such Users on AT&T's projects is subject to the successful completion of such background check.

2. Not subcontract any part of the work under the Agreement whereby a subcontractor will have access to AT&T's Information Resources without written approval of AT&T.

B.   AUDITS.

Upon at least one week's notice from AT&T, and subject to reasonable security requirements of Supplier, Supplier shall provide AT&T's designated representatives, if under a commercially reasonable nondisclosure agreement with both AT&T and Supplier, with access to and any assistance that it may require with respect to the Supplier's

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Schedule D.3 - AT&T Rules

facilities, systems and software for the purpose of performing commercially reasonable tests and audits to determine compliance with these Requirements, including intellectual property audits if applicable, data privacy and security audits, network scans and audits, and audits or inspections of the services and related operational processes and procedures, and access to any SAS-70 audits performed during the term of the Agreement. If Supplier is advised that it is not in compliance with any aspect of these Requirements, Supplier shall promptly take actions to comply with the audit findings. If Supplier is substantially in nonconformance with the foregoing, in addition to any remedies that AT&T may have, Supplier shall bear the reasonable cost of a re-audit after Supplier indicates to Sponsor that the audit findings have been remedied. AT&T may audit or inspect any computer hardware or software used by Users in the performance of work for AT&T, and may periodically review or monitor any use of Information Resources by User. As part of any such audits, AT&T and Supplier will work together and cooperate in order to ensure that AT&T does not access any information of Supplier's other customers. Any User using AT&T Information Resources in an inappropriate manner may be subject to removal from the AT&T account, and to any other legal remedies AT&T may have.

C.   PRIVACY OF CUSTOMER INFORMATION.

Supplier acknowledges that information regarding AT&T's customers and personnel, such as their account information, (including by way of example, name, address, telephone number, credit card information or social security number) ("Customer Information") are subject to certain privacy laws and regulations, as well as the requirements of AT&T. Such Customer Information is to be considered private, sensitive and confidential. Accordingly, with respect to Customer Information, Supplier agrees it shall not:

1. Use Customer Information for any purpose except as expressly authorized by AT&T in writing;

2. Disclose Customer Information to any party except as expressly authorized by AT&T in writing;

3. Incorporate Customer Information into any database other than in a database maintained exclusively for the storage of AT&T's Customer Information;

4.   Sell, license or lease Customer Information to any other party;

5. Allow access to Customer Information only to those employees of Supplier with a need to know and for use only for the purposes set forth in the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Schedule D.3 - AT&T Rules

D.   NOTIFICATION OF SECURITY BREACH.

Supplier will immediately notify AT&T Sponsor of any breach of these Requirements, including any breach that allows or could allow a third party to have access to any Customer Information, including but not limited to the following:

     Social Security Number
     Driver License Number
     Home Address
     Credit or debit card numbers
     Date of birth
     Visa / passport number

     Bank account numbers
     Mother's maiden name
     Application PIN or password
     Tax identification number
     Credit information
     AT&T Account Information

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                  Agreement Number 20070319.02.C
                                                                    Schedule D.3
                                                                      AT&T Rules

E.   INFORMATION SECURITY PROGRAM (CISP)

Supplier shall adhere to the security requirements described in Exhibit 2. Security requirements apply to all "Supplier system components" which is defined as any network component or server, or application included or directly connected to the AT&T Customer Cardholder data environment. Network components include, but are not limited to firewalls, switches, routers, wireless access points, network appliances, or other appliances. Servers include, but not limited to, web database, authentication, and DNS mail proxy. Applications include all purchased and custom applications including internal and external web applications.

Supplier expressly warrants that it will not store any AT&T Wireless Cardholder data on any Supplier owned system component. Supplier expressly warrants that it will not transmit any AT&T Wireless Cardholder data across open public networks.

In the event that Supplier causes harm due to material breach of such warranties or Supplier's other obligations hereunder that causes a AT&T Wireless customer's cardholder information to be compromised, it shall be liable for all penalties, or expenses incurred as a result of such a compromise.

F.   RETURN OR DESTRUCTION OF DATA.

At the termination or expiration of the Agreement or when there is no longer a business need or data retention requirement, or at the request of AT&T, and in accordance with all laws, Supplier will either return, or purge and destroy at AT&T's direction, all AT&T data, including Customer Information from Supplier's and User's own information resources, according to AT&T standards, and will notify AT&T when this has been accomplished.

G.   CHANGES.

These Requirements are subject to change and revision by AT&T from time to time. AT&T is responsible for advising Supplier of any changes. Supplier is responsible for complying with the revised Requirements. If Supplier is unable to comply with the Requirements as revised, it may seek a waiver within a reasonable time following the notification of change.

H.   WAIVER AND EFFECT.

By accepting these Requirements, Supplier agrees to comply fully with all the Requirements. If Supplier wishes to provide AT&T with services that are not in full

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                  Agreement Number 20070319.02.C
                                                                    Schedule D.3
                                                                      AT&T Rules

compliance with the Requirements, it shall request and negotiate with the AT&T Sponsor a written waiver.

I.   REMEDIES.

Failure of Supplier to comply with the Requirements may result in AT&T's terminating the Agreement and exercising any other legal rights it may have.

J.   CONFLICTS/NON-INTEGRATION.

These Requirements are intended to supplement and not replace any written agreements that the Supplier may enter into with AT&T. In the event of a conflict between these Requirements and a signed written agreement between the parties, the signed written agreement shall control. In the event there is a conflict between these Requirements and any oral agreement between the parties, these Requirements shall control.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                  Agreement Number 20070319.02.C
                                                                    Schedule D.3
                                                                      AT&T Rules

EXHIBIT 1

                   AT&T CORPORATE INFORMATION SECURITY POLICY
               COMPLIANCE BY BUSINESS PARTNERS, VENDORS, SUPPLIERS

It is the policy of AT&T Wireless to take active steps to ascertain any identified or suspected risks to the electronic information and services of the company through the use of, providing external access to, outsourcing to or employment of Suppliers. Acceptance of this exhibit is an explicit assertion of compliance with each of the individual provisions as enumerated within this exhibit. Notwithstanding the foregoing, in lieu of compliance with each of the provisions enumerated below, Supplier is entitled to verify its compliance with International Standard ISO17799 and with generally accepted security practices in Supplier's industry. Supplier hereby confirms that Israeli Institute of Standards (authorized for issuing ISO certifications) has found the Amdocs group of companies to be compliant with ISO17799 and that Supplier is in the process of obtaining written certification of such compliance, and that Supplier complies with generally accepted security practices in Supplier's industry.

In addition to compliance with the AT&T Security Policies, generally accepted practices will apply and includes control objectives and security practices from: International Standard ISO17799, the Information Systems Audit and Control Association. Supplier acknowledges Exhibit 1 is not a comprehensive list and shall refer ISO 17799:2005 for more information.

Security Compliance Requirements

     [**]

EXHIBIT 2

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Schedule D.4 - AT&T Sites

Schedule D.4 - AT&T Sites

1125 E. CAMPBELL ROAD
RICHARDSON, TX 75081

17330 PRESTON RD
DALLAS, TX 75252

5601 LEGACY DRIVE
BUILDING A
PLANO, TX 75024

                      RESTRICTED - PROPRIETARY INFORMATION

  Information contained herein is for use only by authorized employees of AT&T Services Inc. and AMDOCS, Inc, and is not for general distribution within or outside the respective companies

                                                Agreement Number: 20070319.002.C
                                               Schedule E - Third Party Software

SCHEDULE E - THIRD PARTY SOFTWARE

SOFTWARE NAME   VENDOR   VERSION
-------------   ------   -------
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]
[**]             [**]      [**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                               Schedule E - Third Party Software

SCHEDULE E - THIRD PARTY SOFTWARE

PUBLIC DOMAIN SOFTWARE - HP PLATFORM

The following table lists the GNU / Public Domain software:

SOFTWARE COMPONENT   VER.   DESCRIPTION
------------------   ----   -----------
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]       [**]
[**]                 [**]
[**]                 [**]       [**]

SUPPLIER UNDERSTANDS AND ACKNOWLEDGES THAT, WITH RESPECT TO GNU AND PUBLIC DOMAIN SOFTWARE, AT&T HAS [**].

NOTE: AT&T shall be responsible for all Third Party Software used in connection with the [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

                                   SCHEDULE F

                                 SERVICE LEVELS

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

                                TABLE OF CONTENTS

1.0  GENERAL..............................................................     1
2.0  DEFINITIONS..........................................................     1
3.0  ATTACHMENTS..........................................................     1
4.0  REPORTING............................................................     1
5.0  SERVICE LEVEL [**]...................................................     2
6.0  [**].................................................................
7.0  NOTICE OF ADDITIONS, DELETIONS AND MODIFICATIONS.....................     3
8.0  ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS....     4
9.0  ADDITIONS AND DELETIONS OF KEY MEASUREMENTS..........................     5
10.0 CRITICAL DELIVERABLES................................................     6
11.0 COMMENCEMENT OF OBLIGATIONS..........................................     6
12.0 COOPERATION..........................................................     6
13.0 ANNUAL ASSESSMENT AND ADJUSTMENT.....................................     6
14.0 TIMES................................................................     7
15.0 CHANGE MANAGEMENT OF SERVICE LEVELS..................................     7
16.0 GRACE PERIODS........................................................     8
17.0 EXCEPTIONS...........................................................     8
18.0 GENERAL..............................................................     9

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

                                 SERVICE LEVELS

1.0 GENERAL

This Schedule sets forth certain quantitative Critical Service Levels (also referred to herein as "CSLS") and Key Measurements (also referred to herein as "KMS") and Critical Deliverables against which Amdocs' performance shall be measured. As of the Commencement Date, Amdocs will perform the Services at or above the performance levels described in this Schedule.

2.0 DEFINITIONS

Terms used herein with initial capital letters shall have the respective meanings set forth in the Agreement or its Schedules (including ATTACHMENT E to this SCHEDULE F).

3.0 ATTACHMENTS

The following Attachments are hereby incorporated by reference:

ATTACHMENT A: Service Level Matrix for Critical Service Levels and Key
              Measurements

ATTACHMENT B: Service Level Definitions

ATTACHMENT C: Critical Deliverables

ATTACHMENT D: Critical Batch Processing Jobs (at Effective Date)

ATTACHMENT E: SLA Terms and Glossary

4.0 REPORTING

Unless otherwise specified in this Schedule, each Critical Service Level and Key Measurement shall be measured and reported on a monthly basis beginning on the Commencement Date. By the [**], Amdocs shall provide to AT&T, [**], AT&T shall [**].

Amdocs shall provide [**], and Amdocs shall provide [**].

Amdocs will [**] for which Amdocs [**] meet the Service Levels by:

1.   Promptly [**];

2.   Promptly [**];

                      RESTRICTED - PROPRIETARY INFORMATION
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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

3.   Using [**] as soon as practicable;

4.   Advising AT&T [**];

5.   Providing [**]; and

6.   Making [**].

5.0  SERVICE LEVEL [**]

In the event of a Service Level Failure in respect of Critical Service Levels, Amdocs shall [**]:

1. [**] the information [**] in the event of a Service Level Failure of a Critical Service Level ("SERVICE LEVEL [**]"). For each such Service Level Failure, [**]:

          [**]:

          [**]

          For example only, assume that Supplier fails to meet the Minimum Service Level with respect to a Critical Service Level [**] and consequently a minimum Service Level failure results. Also, assume that:

               - [**]

          then the Service Level [**].

2.   [**] In addition, in no event shall the Service Level [**].

3. If more than one Service Level Failure occurs in a single Measurement Period, the [**] Expected Service Level Failure. [**] Expected Service Level [**].

4. If a Minimum Service Level Failure [**] the applicable Service Level [**]. For clarity, the applicable Service Level [**].

5. [**], Amdocs shall notify AT&T in writing of any Service Level Failures [**] such Service Level Failures, which notice shall be [**]. The monthly reports shall also describe [**] the month.

6. [**] Amdocs will be [**] shall be [**]. For example, the amount of [**] with respect to Service Level Failures [**] shall be set forth [**].

6.0  [**]

Amdocs shall have the right to [**]:

                      RESTRICTED - PROPRIETARY INFORMATION
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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

1. Within fifteen (15) days after the end of each Contract Year, Amdocs shall deliver a report to AT&T that will include, with respect to each Critical Service Level for which there was a Service Level Failure during the preceding Contract Year, the following:

     1.1. Statistics on Amdocs' monthly performance for each Measurement Period during the preceding Contract Year.

     1.2. The Yearly Performance Average.

     1.3. The total [**] Critical Service Level.

2. If, during the preceding Contract Year, Amdocs achieved a Yearly Performance Average in a Critical Service Level that [**] during that preceding Contract Year, Amdocs will [**] for that Critical Service Level. [**] Service Level [**] for that Service [**].

3. [**] the monthly invoice reflecting charges for the first month following the month [**]. In the case where there will be no further invoices, [**] the end of the last month of the Term.

4. If the Critical Service Level was in effect for less than the entire Contract Year, the foregoing process shall be undertaken only with respect to the portion of the Contract Year during which the Critical Service Level was in effect. If the Agreement or any portion thereof is terminated prior to the end of the Term, the foregoing process shall be undertaken only with respect to the portion of the Contract Year during which the Agreement was in effect.

5. These [**] provisions shall only affect Amdocs' ability to [**] the Agreement or any other AT&T rights or remedies.

7.0  NOTICE OF ADDITIONS, DELETIONS AND MODIFICATIONS

New Critical Service Levels, associated Service Level [**] and Key Measurements may be added, deleted or modified [**] as specified herein, subject to not exceeding the Maximum Number of Measurements and not exceeding the maximum Service Level [**] set forth in PARAGRAPH 4 of SECTION 8.0 below. For example, additions or substitutions may occur in conjunction with changes to the environment and the introduction of new Equipment or Software or means of Service delivery; provided, however, that where such Equipment or Software or means of Service delivery is a replacement or upgrade of existing technology, there shall be a presumption of equivalent or improved performance.

AT&T will send written notice to Amdocs at least [**] days prior to the proposed effective date of any proposed additions, deletions or modifications to additions, deletions or modifications to

                      RESTRICTED - PROPRIETARY INFORMATION
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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

Service Levels, which include the movement of Critical Service Levels to Key Measurements or Key Measurements to Critical Service Levels; or modifications to individual Service Level [**]. AT&T may send only one such notice, [**].

8.0  ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS

AT&T may add, modify or delete Critical Service Levels as follows:

1. ADDITIONS. Expected Service Levels and Minimum Service Levels associated with added Critical Service Levels will be computed as follows:

     1.1 The Parties shall attempt [**] to agree during a [**] period on an Expected Service Level and a Minimum Service Level using, as appropriate, industry standard measures or [**].

     1.2. In the event the Parties have been unable to agree pursuant to PARAGRAPH 1.1 above, then, [**] Amdocs-provided service measurements exist for a particular Service, [**]; the Expected Service Level shall then be [**]; and the Minimum Service Level shall be [**].

     1.3 In the event the Service Levels calculated in accordance with the preceding paragraph 1.2 would have [**], Amdocs will [**] AT&T; in such event, the Parties shall [**];

     1.4. [**] the Parties shall do the following:

          1.4.1 Amdocs shall [**] in accordance with the Change Management Procedures.

          1.4.2. [**] as described below, AT&T may at any time in writing request [**] the Expected Service Level and Minimum Service Level.

          1.4.3. If Amdocs [**] shall be constructed according to the following:
               [**]. By way of example, [**], respectively.

          1.4.4. In the case of a [**].

     1.5. Notwithstanding the foregoing, upon the introduction of new Application Software, the Expected Service Level and Minimum Service Level for the Availability of such new Application Software shall be as defined in the new Application Software Order if such Expected Service Level or Minimum Service Level shall be different from the Expected Service Level or Minimum Service

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

          Level for the then existing Application Software. Following installation, Amdocs shall [**].

2. PROMOTIONS AND DEMOTIONS. AT&T may designate existing Critical Service Levels as Key Measurements and promote existing Key Measurements to Critical Service Levels. Subject to the Service Level [**] within the maximum described in PARAGRAPH 4 of this SECTION 8.0 below, AT&T may make changes to the Service Level [**] for any Critical Service Level including changes necessary to accommodate the addition or deletion of Critical Service Levels or Key Measurements. A Key Measurement that is subject to the foregoing plan requirement and is promoted to be a Critical Service Level will not be subject to Service Level [**] until such time that the agreed-upon improvement plan is completed (without regard to the timing restraints of SECTION 7.0).

3.   DELETIONS. AT&T may delete Critical Service Levels.

4. IMPACT OF ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS ON SERVICE LEVEL [**]. When adding, modifying or deleting a Critical Service Level, AT&T shall [**]. In no event shall [**]. If AT&T adds a Critical Service Level [**], the Service Level [**].

9.0  ADDITIONS AND DELETIONS OF KEY MEASUREMENTS

AT&T may add or delete Key Measurements as follows:

1. ADDITIONS. Expected Service Levels and Minimum Service Levels associated with added Key Measurements will be computed as follows:

     1.1 The Parties shall attempt [**] to agree during a [**] on an Expected Service Level and a Minimum Service Level using, as appropriate, industry standard measures [**].

     1.2. In the event the Parties have been unable to agree pursuant to PARAGRAPH 1.1 above, then, [**] of Amdocs provided service measurements exist for a particular Service, [**], the Expected Service Level shall then be [**] and the Minimum Service Level shall be [**].

     1.3. In the event the Service Levels calculated in accordance with the preceding PARAGRAPH 1.2 would have [**], Amdocs will [**] AT&T; in such event, the Parties shall [**]; or

     1.4. Where the Parties fail to agree (pursuant to PARAGRAPH 1.1) and [**], the Parties shall do the following:

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

          1.4.1 Amdocs shall [**] in accordance with the Change Management Procedures.

          1.4.2. [**] as described below, AT&T may at any time in writing request [**] the Expected Service Level and Minimum Service Level.

          1.4.3. If Amdocs [**] shall be constructed according to the following:
               [**]. By way of example, [**], respectively.

          1.4.4 In the case of [**].

     1.5. Notwithstanding the foregoing, upon the introduction of a new Application Software, the Expected Service Level and Minimum Service Level of the Key Measurement for the Availability of such Application Software shall be as defined in the new Application Software Order if such Expected Service Level or Minimum Service Level shall be different from the Expected Service Level or Minimum Service Level for the then existing Application Software. Following installation, Amdocs shall [**].

2.   DELETIONS. AT&T may delete Key Measurements.

10.0 CRITICAL DELIVERABLES

SCHEDULE F, ATTACHMENT C sets forth the [**] in the event the Amdocs [**] as specified in SCHEDULE F, ATTACHMENT C. [**] shall not be included in the [**] charges for the month following the month during which [**]. For example, the [**] shall be set forth in the invoice [**].

11.0 COMMENCEMENT OF OBLIGATIONS

The obligations set forth herein shall commence on the Commencement Date (or, if later, the date on which Supplier assumes responsibility for the Services in question in accordance with the Transition Plan); provided, however that Service Level [**].

12.0 COOPERATION

The achievement of Service Levels may require the coordinated, collaborative effort of Amdocs with third parties. Amdocs will provide a single point of contact for the prompt resolution of all Service Level Failures, regardless of whether the reason for such Service Level Failures was caused by Amdocs.

13.0 ANNUAL ASSESSMENT AND ADJUSTMENT

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

The Service Levels shall be subject to annual assessment and adjustment in accordance with this SECTION 13.0. During an annual review within [**] days after each anniversary of the Commencement Date, the Parties will review the prior Contract Year's actual performance for the Critical Service Levels and Key Measurements and [**]. If, during such annual review, the Parties are [**], then [**] the following methodology shall apply:

1. AUTOMATIC INCREASE. Expected Service Levels and Minimum Service will be [**] and the Service Level as of the date such Service Level was initially established under this Agreement (i.e., as of the Effective Date in the case of Service Levels established as of the Effective Date) (such increase amount referenced as the "ANNUAL AUTOMATIC INCREASE").

2. SPECIAL RESET FOR MANAGEMENT BY OBJECTIVE BEARING SERVICE LEVELS. In the case of any Service Level that corresponds to a service or activity for which AT&T has promulgated an MBO (i.e., as of the Effective Date, the Accuracy, Timeliness, Clarify and Availability Service Levels), the Minimum Service Level of such Service Level shall be [**], provided, however, in the event any such re-set Minimum Service Level exceeds the Expected Service Level for such Service Level (including any then applicable Annual Automatic Increase) by more than [**] over the Term, such excess may [**].

14.0 TIMES

Unless otherwise set forth herein, all references in this Schedule to times shall refer to local times of applicable location.

15.0 CHANGE MANAGEMENT OF SERVICE LEVELS

1. The Parties shall follow the procedures specified in this Schedule for adding, modifying or deleting Service Levels or otherwise modifying this Schedule or its Attachments (each such proposed modification, an "SLA CHANGE").

2. The Parties' Governance Teams shall work together with respect to any SLA Change and any associated metrics, and plan for timely implementation of the SLA Change, not later than within [**] days of the completion of the applicable procedures set forth in this Schedule relating to such SLA Change.

3. Any SLA Change made in accordance with this Schedule shall be documented in writing and shall be valid and in effect from the effective date thereof, in accordance with the preceding PARAGRAPH 2.

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

4. To the extent AT&T shall require any change in Service Levels not otherwise contemplated or provided for under this SCHEDULE F, such change shall be subject to the Change Management Procedures.

16.0 GRACE PERIODS

The Parties agree that for certain specified time periods based on calendar days (each a "GRACE PERIOD"), Amdocs' obligation for Service Level [**] with respect to certain CSLs may be [**] upon the occurrence of certain events that the Parties recognize will [**]. During the applicable Grace Period, (i) Amdocs [**], and (ii) [**], provided, however, that during any Grace Period, Amdocs [**] of the Agreement, and [**]. Table 6 below summarizes the [**] Events and related Grace Periods and [**] CSLs.

TABLE 6

 #    [**] EVENT   GRACE PERIOD   [**]CSLS
---   ----------   ------------   --------
1.       [**]          [**]         [**]
2.       [**]          [**]         [**]

17.0 EXCEPTIONS

Without derogating from and subject to the provisions of SECTION 10.2 of the Agreement, Amdocs shall only be responsible for a Service Level [**] for (i) failure to meet an Service Level to the extent that such failure is attributable to a root cause under Amdocs' responsibility, or (ii) to the extent that such failure is not directly attributable to any of the following:

1.   [**], for which [**];

2.   [**] in advance that [**];

3. Circumstances that excuse performance in connection with a Force Majeure Event as specified in SECTION 18.2 of the Agreement;

4. Execution of the Business Continuity Plan, SCHEDULE D, PART 2, in support of a AT&T declared disaster;

5.   [**]; and

6.   [**] under this Agreement, of which Amdocs has [**].

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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Schedule F - Service Levels

Any situation which may constitute an exception or escalation will be handled using the escalation procedures defined in SCHEDULE D, PART 4 and in a manner consistent with SECTION 10.2 of the Agreement.

18.0 GENERAL

Except in the case of CSLs which encompass common activities (e.g., Billing Timeliness CSLs), if a single incident [**] impacts multiple CSLs and results in multiple Service Level [**], AT&T shall [**].

                      RESTRICTED - PROPRIETARY INFORMATION
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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment A
                                                       Service Level Definitions

                                   SCHEDULE F
                                  ATTACHMENT A
                              SERVICE LEVEL MATRIX

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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment A
                                                       Service Level Definitions

CRITICAL SERVICE LEVELS

Unless otherwise expressly specified below Service Levels are applicable from the Commencement of Services. All Service Levels are subject to annual assessment and adjustment in accordance with Section 13 of Schedule F.

TOTAL MONTHLY AT RISK AMOUNT -% OF MONTHLY CHARGES                     [**]%
POOL PERCENTAGE AVAILABLE FOR ALLOCATION - EXPRESSED AS A % OF    [AS DEFINED IN
   THE TOTAL MONTHLY AT RISK AMOUNT                                ATTACHMENT E]



Service
Level                                    Measurement   Subject     Service
No.                 Expected   Minimum      Period     to [**]   Level [**]
-------             --------   -------   -----------   -------   ----------
 1)       [**]        [**]       [**]        [**]       [**]        [**]
 2)       [**]        [**]       [**]        [**]       [**]        [**]
 3)       [**]        [**]       [**]        [**]       [**]        [**]
 4)       [**]        [**]       [**]        [**]       [**]        [**]
 5)       [**]        [**]       [**]        [**]       [**]        [**]
 6)       [**]        [**]       [**]        [**]       [**]        [**]
 7)       [**]
 8)       [**]
                      [**]       [**]        [**]       [**]        [**]
 9)       [**]        [**]       [**]        [**]       [**]        [**]
                                                                    [**]

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their
   Affiliated Companies, and is not for distribution within or outside those companies.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment A
                                                       Service Level Definitions
KEY MEASUREMENTS

                    Commencement Date +                        Measurement
 Key Measurement           months         Expected   Minimum       Period
 ---------------    -------------------   --------   -------   -----------
1 [**]                 [**]               [**]         [**]       [**]
2 [**]                                                            [**]
3 [**]                 [**]               [**]         [**]       [**]
4 [**]                                    [**]         [**]       [**]

[**]

                      RESTRICTED - PROPRIETARY INFORMATION
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   Affiliated Companies, and is not for distribution within or outside those companies.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment B
                                                       Service Level Definitions

                                   SCHEDULE F

                                  ATTACHMENT B

                            SERVICE LEVEL DEFINITIONS

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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment B
                                                       Service Level Definitions

                                TABLE OF CONTENTS

I.    CRITICAL SERVICE LEVELS...............................................   1

   TELEGENCE BILLING OPERATIONS AND [**] SUPPORT:                              1

   1. SYSTEM AVAILABILITY                                                      1

   2. BILLING ACCURACY                                                         2

   3. MAIN BILLING TIMELINESS -AT K-2                                          2

   4. REMAINING BILLING TIMELINESS -                                           2

   -  CONTRACT YEAR 1 (AT K+5)                                                 2

   -  POST CONTRACT YEAR 1 (AT K+3)                                            2

   5. CORRECTABLE BILLING TIMELINESS                                           3

   6. CLARIFY CASE / REMEDY TICKET MANAGEMENT                                  3

   7. RESERVED                                                                 4

   8. ON-TIME SUCCESSFUL COMPLETION OF CRITICAL BATCH PROCESSING JOBS          4

   9. OUT OF CYCLE USAGE                                                       4

II.   KEY MEASUREMENTS......................................................   5

   1. WEBTRAX WORK REQUEST MANAGEMENT                                          5

   2. RESOLUTION OF HIGH SEVERITY AND CRITICAL CLARIFY CASES                   6

   3. USAGE NOT BILLED                                                         6

   4. CLARIFY TICKET VOLUME (AVERAGE IN TELEGENCE IN QUEUE/WIP)                6

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment B
                                                       Service Level Definitions

I.   CRITICAL SERVICE LEVELS

     This Section sets forth qualitative descriptions of, and definitions for, the Critical Service Levels.

     TELEGENCE BILLING OPERATIONS AND [**] SUPPORT:

          It is essential to AT&T's business that Supplier (i) meet its obligations to provide quality Services, including Billing Operations, End of Day Operations, MPS Operations (excluding Bill Dats), Billing [**], MPS/G&R/CIBER [**], WLNP/Numbers [**], A/R [**], CSM [**], and
          Rejects Operations (as set forth in Schedule A), and (ii) to meet key business Deliverables.

          AT&T's problem management system (VANTIVE), system log files and scheduling software will be used to calculate downtime. If downtime is not recorded in the problem management system or is disputed, system logs will be utilized to calculate total downtime

     1.   SYSTEM AVAILABILITY

          This Service Level measures availability of the Application System to End Users. The Application System will be deemed available to End Users when the Application System can be accessed and used by the End Users from the initial display of the screen to the correct completion of an on-line transaction.

          System availability will be calculated by dividing the time of actual availability of the Application Software divided by total scheduled availability, in each case over the Measurement Period. Availability will be measured in minutes and the result will be expressed as a percentage.

          The scheduled availability will exclude downtime for regularly scheduled maintenance, mutually agreed downtime (such as for system releases and conversion) and downtime caused solely by activities of parties other than Supplier unless they are operating as a Subcontractor of Supplier or under Supplier's instruction.

          Data Source: Cingular Availability Team reporting (IMPMR).

     2.   BILLING ACCURACY

          This Service Level measures the accuracy of customer invoices [**].

                      RESTRICTED - PROPRIETARY INFORMATION
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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment B
                                                       Service Level Definitions

          Such measurement shall be calculated by dividing the number of accurate customer invoices by the total number of invoices, in each case over the Measurement Period.

          Data source: Webtrax Report.

     3.   MAIN BILLING TIMELINESS -AT K-2

          This Service Level measures the percentage of bills transmitted by Supplier to the appropriate downstream interface on or before K-2.

          Such measurement shall be calculated by dividing the total number of bills transmitted on or before K-2 by the total number of bills, in each case over the Measurement Period.

          "K" shall mean two calendar days following the related "T." "T", as referenced in a Service Level, shall mean the date that billing data files are due to be delivered by Supplier to all Telegence downstream systems, including AT&T applications for Combined Billing; Print Vendor; Electronic Billing Presentment and Payment Applications; and Downstream Financial Systems. Thus, K-2 = T. K - 2 means 2 days before K.

     4.   REMAINING BILLING TIMELINESS -

          -    CONTRACT YEAR 1 (AT K+5)

          This Service Level shall be applicable during Contract Year 1 and measures the percentage of bills transmitted by Supplier to the appropriate downstream interface on or before K+5.

          Such measurement shall be calculated by dividing the total number of bills transmitted on or before K+5 by the total number of bills, in each case over the Measurement Period.

          "K" and "T" shall have the meaning defined above. K +5 means 5 days after K.

          -    POST CONTRACT YEAR 1 (AT K+3)

          This Service Level shall be applicable following Contract Year 1 and measures the percentage of bills transmitted by Supplier to the appropriate downstream interface on or before K+3.

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                                        2

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment B
                                                       Service Level Definitions

          Such measurement shall be calculated by dividing the total number of bills transmitted on or before K+3 by the total number of bills, in each case over the Measurement Period.

          "K" and "T" shall have the meaning defined above. K +3 means 3 days after K.

     5.   CORRECTABLE BILLING TIMELINESS

          This Service Level measures the percentage of bills that are corrected and returned to the appropriate downstream biller within [**] of notification or receipt from a downstream biller.

          "Correctable," as used in this Service Level references a bill that has been returned from a downstream biller (excluding the fulfillment vendor) that must be corrected prior to billing to the ultimate customer.

          Such measurement shall be calculated by dividing the number of bills so timely corrected and returned by the total number of Correctable bills, in each case over the Measurement Period.

     6.   CLARIFY CASE / REMEDY TICKET MANAGEMENT

          This Service Level measures the timely resolution by Supplier of customer issues received through AT&T's Clarify and Remedy systems. Data will be collected daily and calculated on a monthly basis. The number of days from case or ticket creation to case or ticket resolution (from the customer perspective) for timely resolution of specific types (Billing, Unable to Complete Transaction, WLNP, Numbers Management) are as follows:

          Billing: [**] days

          Unable to Complete Transaction:[**] days

          Other (not otherwise characterized): [**] days

          WLNP:[**] days

          Numbers Management: [**] days

          Such measurement shall be calculated by dividing the number of Clarify or Remedy cases or tickets so resolved within the applicable time period for timely resolution by the total number of Clarify or Remedy cases or tickets, in each case over the Measurement Period.

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                     companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment B
                                                       Service Level Definitions

          Data Source: Daily Extract Clarify System / Daily open report from Remedy.

     7.   RESERVED

     8.   ON-TIME SUCCESSFUL COMPLETION OF CRITICAL BATCH PROCESSING JOBS

          This Service Level measures the percentage of Critical Batch Processing Jobs successfully completed prior to the applicable delivery time over the Measurement Period.

          Such measurement shall be calculated by dividing the number of Critical Batch Processing Jobs so completed prior to such time by the total number of Critical Batch Processing Jobs, in each case over the Measurement Period.

          Data Source: Performance data base.

     9.   OUT OF CYCLE USAGE

          This Service Level measures billable Call Detail Records ("CDRs") that contain errors and were not recovered in time for their initially intended invoice but were recovered in time for billing in accordance with AT&T billing practice.

          Such measurement shall be calculated by dividing the number of billable CDRs containing errors not recovered in time for their initially intended invoice but were recovered in time for billing in accordance with AT&T billing practice by the total number of billable CDRs, in each case over the Measurement Period. For purposes of the foregoing calculation, CDRs received within [**] of the scheduled bill cycle close will be excluded.

          Data Source: Metric to be effective upon availability of reportable data and establishment of Expected and Minimum Service Levels.

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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment B
                                                       Service Level Definitions

II.  KEY MEASUREMENTS

          GENERAL: The intent of the Key Measurements is to address AT&T's concerns with respect to the ability of Supplier to support AT&T's business requirements. Supplier shall provide the Services described below to meet or exceed the Service Levels set forth in Service Level Matrix in SCHEDULE F, ATTACHMENT A..

     1.   WEBTRAX WORK REQUEST MANAGEMENT

          Measures the timely resolution of Webtrax Work Requests ("WRs").

          Supplier to service [**]% of WRs according to the following rules, by severity:

          CRITICAL SEVERITY

          -    Analyst assigned in Webtrax within [**].

          -    Estimated Time to Repair (ETR) provided within [**].

          -    Worked [**].

          HIGH SEVERITY

          -    Analyst assigned in Webtrax within [**].

          -    ETR provided within [**].

          -    Worked [**].

          - The severity of the WR will be automatically raised to "critical" if not completed within [**].

          MEDIUM SEVERITY

          -    Analyst assigned in Webtrax within [**].

          -    ETR provided within [**].

          -    Worked [**].

          - The severity of the WR will be automatically raised to "high" if not completed within [**].

          LOW SEVERITY

          -    Analyst assigned in Webtrax within [**].

          -    ETR provided within [**].

          -    Worked [**].

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                     companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment B
                                                       Service Level Definitions

          - The severity of the WR will be automatically raised to "high" if not completed within [**].

          Escalation by Supplier to an [AT&T Director or designee] will occur under the following conditions:

          - A WR is placed in "awaiting information" status when information is needed from a team that does not have such WR.

          -    A WR is reassigned more than [**] times.

          Data Source: Webtrax extracts.

     2.   RESOLUTION OF HIGH SEVERITY AND CRITICAL CLARIFY CASES

          - Cases or tickets that are characterized as high-severity cases by AT&T's customer service organization shall be resolved in [**] or less;

          - Cases or tickets that are characterized as critical severity cases by AT&T's customer service organization shall be accepted within [**]

          Such measurement shall be calculated by dividing the number of such Clarify cases or tickets not so worked or resolved by the total number of such Clarify cases or tickets, in each case over the Measurement Period.

     3.   USAGE NOT BILLED

          This Service Level measures billable Call Detail Records ("CDRs") that contain errors and have not been timely recovered. For this purpose a billable CDR shall be deemed timely recovered if recovered in time to bill and collect under AT&T billing practice.

          Such measurement shall be calculated by dividing the number of billable CDRs containing errors and not timely recovered by the total number of billable CDRs, in each case over the Measurement Period. For purposes of the foregoing calculation, CDRs received within [**] of the scheduled bill cycle close will be excluded.

          Data Source: Metric to be effective upon availability of reportable data and establishment of Expected and Minimum Service Levels.

     4.   CLARIFY TICKET VOLUME (AVERAGE IN TELEGENCE IN QUEUE/WIP)

          This Service Level measures the average daily number of Clarify tickets in queue/wip assigned to [**], over the Measurement Period.

          Data Source: Daily Extract Clarify System / Daily open report from Remedy.

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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment C
                                                           Critical Deliverables

                                   SCHEDULE F
                                  ATTACHMENT C

                              CRITICAL DELIVERABLES

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

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment C
                                                           Critical Deliverables

                            SCHEDULE F, ATTACHMENT C
                              CRITICAL DELIVERABLES

                                TABLE OF CONTENTS

1.0   CRITICAL DELIVERABLES - INTRODUCTION..................................   2
2.0   POLICY AND PROCEDURES MANUAL..........................................   2
3.0   [**] ACTIVITIES.......................................................   2

1.0  CRITICAL DELIVERABLES - INTRODUCTION

This Attachment sets forth certain obligations of Amdocs regarding Critical Deliverables. If Amdocs [**], Amdocs shall [**].

Unless otherwise specified below, Amdocs shall [**], as applicable and as indicated in this Attachment. For the avoidance of doubt, (i) if the Effective Date is March 1, 2007, and (ii) if the number of months for delivery of a Critical Deliverable is [**] after the Effective Date, Amdocs must provide the Critical Deliverable to AT&T no later than [**]. The Critical Deliverable Acceptance Criteria and AT&T Sign-off Matrix is indicated in this Attachment.

2.0  POLICY AND PROCEDURES MANUAL

Amdocs shall deliver the Policy and Procedures Manual in stages to AT&T on the following dates, in accordance with SECTION 9.1 of the Agreement:

          -    Outline of topics - [**] after the Effective Date; and

          -    Final draft - [**] after the Effective Date.

3.0  [**] ACTIVITIES

Amdocs shall be prepared [**] activities provided for in SECTION 7.5 of the Agreement.

TABLE OF CRITICAL DELIVERABLES

NO.   CRITICAL DELIVERABLE   DATE(S)   DELIVERABLE ($)   FREQUENCY
---   --------------------   -------   ---------------   ---------
1.    [**]                   [**]      [**]              [**]

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     their Affiliated Companies only, and is not for distribution within or outside those companies

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment C
                                                           Critical Deliverables

2.    [**]                   [**]      [**]              [**]

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     their Affiliated Companies only, and is not for distribution within or outside those companies

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment D
                                                  Critical Batch Processing Jobs

                                   SCHEDULE F
                                  ATTACHMENT D
                         CRITICAL BATCH PROCESSING JOBS

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    This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment D
                                                  Critical Batch Processing Jobs

                            SCHEDULE F - ATTACHMENT D

                         CRITICAL BATCH PROCESSING JOBS

                                   SCHEDULE RUN    DESCRIPTION /   AT&T CONTACT /   DATE OF LAST
JOB NAME     FREQUENCY OF RUNS   COMPLETION TIME      PURPOSE           OWNER            RUN
----------   -----------------   ---------------   -------------   --------------   ------------
To be
determined
during the
Transition
Period

Procedures for administration of the Critical Batch Processing Job identification and listing of Critical Batch Processing Jobs will be included in the Policy and Procedures Manual. Until completion of the Policy and Procedures Manual, AT&T may substitute Critical Batch Processing Jobs on notice to Supplier and may increase the number Critical Batch Processing Jobs on request of the AT&T Contract Office based on reasonable business need Unless otherwise agreed by the Parties based on AT&T business need, the Critical Batch Processing Jobs shall not exceed [To be determined during the Transition Period]% of the total batch processing jobs.

AT&T will review the Critical Batch Processing Jobs listing with each new release of the Application Software and shall verify and may modify such listing as it deems appropriate.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment E
                                                          SLA Terms and Glossary

                                   SCHEDULE F
                                  ATTACHMENT E
                             SLA TERMS AND GLOSSARY

                      RESTRICTED - PROPRIETARY INFORMATION
   This information is for use by authorized employees of AT&T, Supplier, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment E
                                                          SLA Terms and Glossary

                            SCHEDULE F, ATTACHMENT E
                             SLA TERMS AND GLOSSARY

The following terms when used in the Service Level Schedule (including any exhibits thereto) with initial capital letters shall have the respective meanings set forth herein. Terms used with initial capital letters that are not defined herein shall have the meaning set forth in the Agreement.

CRITICAL BATCH PROCESSING JOBS means those batch processing jobs identified as such on SCHEDULE F - ATTACHMENT D, as such listing may be modified from time to time in accordance with the procedures applicable thereto.

CRITICAL DELIVERABLES means those deliverables performed on a one-time or periodic basis and identified in SCHEDULE F - ATTACHMENT C and for which [**]

CRITICAL DELIVERABLES [**] means the [**].

CRITICAL SERVICE LEVELS means those Service Levels identified as such in SCHEDULE F - ATTACHMENT A and described in SCHEDULE F - ATTACHMENT B and for which a Service Level [**], as they may be modified in accordance with Schedule F.

[**] means the [**] as described in SCHEDULE F - SECTION 7.0.

EXPECTED SERVICE LEVEL means the desired level of performance for a Critical
     Service Level or Key Measurement as set forth in SCHEDULE F, ATTACHMENT A as defined in SCHEDULE F, ATTACHMENT B.

EXPECTED SERVICE LEVEL FAILURE means and will be deemed to occur whenever [**].

KEY MEASUREMENTS mean those Service Levels identified as such in SCHEDULE F, ATTACHMENT A and described in SCHEDULE F, ATTACHMENT B [**].

MAXIMUM NUMBER OF MEASUREMENTS - the maximum number of Critical Service Levels allowed at any given time is [**]. The total number of Critical Service Levels and Key Measurements at any given time should not exceed [**].

MEASUREMENT WINDOW are times defined for each Critical Service Level, Key
     Measurement and Critical One Time Deliverable defined in SCHEDULE F, ATTACHMENT B.

MEASUREMENT PERIOD means [**], unless otherwise noted herein or agreed by the Parties.

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              outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                        Schedule F, Attachment E
                                                          SLA Terms and Glossary

MINIMUM SERVICE LEVEL means the minimum level of performance for a Critical
     Service Level or Key Measurement as set forth in SCHEDULE F, ATTACHMENT A as defined in SCHEDULE F, ATTACHMENT B.

MINIMUM SERVICE LEVEL FAILURE means and will be deemed to occur whenever
     Suppliers' level of performance for a particular Service Level fails to meet the Minimum Service Level for that Service Level [**] during or over the Measurement Period, as applicable.

MONTHLY CHARGES means the total charges for Services invoiced by Supplier to AT&T in any calendar month.

[**] is calculated as [**].

[**] means the [**].

[**]   [**]
----   ----
[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

[**] is [**].

SERVICE LEVEL [**] is the [**]. The initial Service Level [**] for Critical
     Service Levels as of the Commencement Date are set forth on SCHEDULE F, ATTACHMENT A and may be modified in accordance with the provisions of SCHEDULE F.

SERVICE LEVEL FAILURE means a "Minimum Service Level Failure" or "Expected
     Service Level Failure."

YEARLY PERFORMANCE AVERAGE means with respect to each Critical Service Level for which a Service Level [**] during the preceding Contract Year, the average of Supplier's monthly performances for that Critical Service Level during that preceding Contract Year.

                      RESTRICTED - PROPRIETARY INFORMATION
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     their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

                                   SCHEDULE G

                                 TRANSITION PLAN

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       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

                                TABLE OF CONTENTS

1.0   Transition Plan......................................................    1
      1.1   Issue Management and Escalation................................    2
2.0   Transition approach..................................................    2
      2.1   Overview.......................................................    3
      2.2 Readiness Assessment.............................................    4
      2.3 Transition Deployment Support Plan...............................    5
      2.4 Production Monitoring............................................    6
      2.5   Contingency Plan...............................................    7
3.0   Organization Plan....................................................    9
      2.1   Organization Analysis..........................................    9
      2.2   Facilities Management Plan.....................................    9
4.0   COMMUNICATION Plan...................................................    9
      5.0   Amdocs Communications..........................................   10
      5.1   External Communications........................................   10
6.0   JOB FAIR.............................................................   10
7.0   Governance...........................................................   10
      Team Members.........................................................   10
      Policies and Procedures Manual.......................................   10
      [**]

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

1.0  TRANSITION PLAN

     This Schedule contains the framework from which transition procedures, plans and activities will be documented.

     Prior to the Effective Date, Amdocs shall prepare and deliver to AT&T for AT&T's review, comment and approval a detailed work plan based on and consistent with the Transition Plan pursuant to the Agreement, SECTION 4.2.B. Such detailed work plan shall become a part of the Transition Plan and be incorporated therein. During the Transition Period, the parties will complete, in a manner satisfactory to both parties, the transition activities described herein.

     The current work plan that includes all of the transition activities, as well as a subset for Day One specific tasks. A list of transition milestones has been agreed upon by the Joint Transition Steering Committee. The milestones and status as of contract execution date are provided below:

           UPCOMING MILESTONES              DATE
           -------------------              ----
Establish Sub Teams                         [**]
Develop Draft SOW                           [**]
Contract Signed                             [**]
Complete Transition Plan                    [**]
Transition PMO Operational                  [**]
Day 1 Plan Complete                         [**]
Remote Access Confirmed                     [**]
Announce Deal                               [**]
Begin Transition                            [**]
Current State Processes Complete            [**]
Production Communication Plan Defined       [**]
Training Plan Complete                      [**]
Operational Transition Complete             [**]
Future State Processes Complete             [**]
Production Reporting Development Complete   [**]
Facilities Complete                         [**]
Training Complete                           [**]
Operational Readiness Assessment            [**]
Initial Hiring Complete                     [**]

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

           UPCOMING MILESTONES              DATE
           -------------------              ----
[**] Transition Complete                    [**]
Transition Complete                         [**]

     On or before the Effective Date, AT&T and Amdocs have provided resources to form a Joint Transition Team. The Joint Transition Team is a temporary organization structure that will cover the period of time between Effective Date (the date the agreement is signed), Announcement Date (the date announcement is made and transition activities are initialized "Day 1") and Transition Complete Date (the date transition and stabilization activities are complete "Day [**]"). The Joint Transition Team consists of a Joint Steering Committee, Joint Management Team, and transition sub-teams, as defined by both Parties. The Joint Transition Team will execute pre-Announcement Date tasks, and activate the Governance structure and process. The Joint Transition Team will be replaced by the Governance structure on the Transition Complete Date, as outlined in SCHEDULE D, PART 4.

1.1  ISSUE MANAGEMENT AND ESCALATION

     Any issues or discrepancies that arise after the Effective Date and prior to the Announcement Date will be escalated for review and resolution to the next level of Transition management as follows:

          - Joint Transition Management Team. Members to be identified on or before the Effective Date. If unresolved, escalate to:

          - Joint Transition Steering Committee. Members to include Senior Management from AT&T and Amdocs. If unresolved, escalate to:

          -    AT&T Executive and Amdocs Executive.

     Issue management, post Announcement Date and after formation of the AT&T Governance Team, will follow the escalation process set forth in SCHEDULE D, PART 4.

2.0  TRANSITION APPROACH

     Transition of AT&T responsibility and activities are to begin on the Effective Date and follow the schedule as defined below:

          - Announcement Date "Day 1" represents the date when AT&T will announce program to the AT&T organization allow Supplier to engage in transition activities

          - Transition Stage 1 "Day [**]" represents the date when Supplier assumes responsibility for the AT&T Operational Activities as defined in Schedule D, Part 1.

          - Transition Stage 2 "Day [**]" represents the date when Suppler will assume responsibility for the AT&T [**] activities as defined in Schedule D, Part 1.

                      RESTRICTED - PROPRIETARY INFORMATION
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       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

          - Transition Stage 3 "Day [**]" represents the period in time when Supplier is operating in terms of the scope of responsibility as defined in Schedule D, Part 1, and service levels as defined in Schedule F, Attachment A, without the application of [**].

2.1  OVERVIEW

The objectives of the transition are to:

          - Ensure that major processes are documented and understood by the assuming organization

          - Ensure that dependencies, deliverables and measurements are understood and can be supported by the assuming organization

          - Identify key stakeholders and team roles and responsibilities and develop a new relationship matrix for Day 1

          - Ensure operational continuity can be maintained from Day 1 of the transition

PHASE 1: OPERATIONAL READINESS AND DEPLOYMENT SUPPORT PLANNING

     - This phase evaluates system architecture and business policies to reduce impact of deployment and help drive business transformation preparation.

     - This phase will encompass those transaction activities and tasks that will be completed prior to, and during the [**] days for Stage 1, and [**] days for Stage 2 after, Announcement Date.

     - The primary objective is to transition with minimal impact and visibility to the business:

               - Provide deployment support to maintain operational continuity

               - Assist IT and support teams in identification and closure of any process and/ or systems gaps

               - Complete outstanding activities related to the operational readiness assessment

     - The impact of Phase I will help Supplier identify ways to increase efficiency and overall project success by providing solutions for issues identified in business readiness assessment

PHASE 2: TRANSITION MANAGEMENT

     - This phase supports activities deployed over a short lifecycle to ensure operational continuity.

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

     - This phased is defined as the [**] day period between Announcement Date and the point with which Supplier assumes operational responsibility for daily operations as defined in Schedule D, Part 1

     - The primary objective is to ramp up the Supplier organization to assume operations limiting risk and impact:

               -    Provide ongoing support for key issues and risks

               - Work with AT&T to monitor transition progress through management against CSL's and KM's as defined in Schedule F, Attachment A

     -    The impact of Phase II will:

               -    Establish deployment transformation standards

               -    Reduce issues resolution time

               - Reduce risk to the end user organization and business impacts

PHASE 3: TRANSFORMATION AND CLOSEOUT

- This phase focuses on transformation activities, execution and support functions that will continue through the [**] of production.

- The primary objective is to formally catalogue, transition and communicate to AT&T:

          -    Cataloguing deployment issues and resolutions

          -    Cataloguing system workarounds

          - Formally communicate processes and procedures to the appropriate stakeholders

          - Turnover of Critical Deliverables as defined in Schedule F, Attachment C

- The impact of Phase III will be established knowledge repositories and process and procedures to support future transformation activities

2.2 READINESS ASSESSMENT

Operational readiness will be measured by a number of components and sub-components that are given a weighted priority, to calculate an overall program readiness score. The current readiness scorecard is provided below:

   CATEGORY     COMPONENT   STATUS   WEIGHT   READINESS SCORE
   --------     ---------   ------   ------   ---------------
ORGANIZATIONAL PLANNING      [**]     [**]          [**]
                [**]         [**]                   [**]

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

   CATEGORY     COMPONENT   STATUS   WEIGHT   READINESS SCORE
   --------     ---------   ------   ------   ---------------
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
HIRING                       [**]     [**]          [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
TRAINING                     [**]     [**]          [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
COMMUNICATION                [**]     [**]          [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
MONITORING                   [**]     [**]          [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
LOGISTICS                    [**]     [**]          [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                [**]         [**]                   [**]
                             ----     ----          ----
TOTALS                       [**]     [**]          [**]
                             ----     ----          ----

2.3 TRANSITION DEPLOYMENT SUPPORT PLAN

The deployment support provided is intended to:

     -    Provide consolidated issue reporting and resolution process

     -    Facilitate execution of day one project plans

     -    Manage issue escalation

     -    Facilitate communication

     -    Audit access

[**] will be held at [**] to:

     -    Confirm resource status

     - Review day one activities (tasks that are scheduled to begin or end prior to the checkpoint)

     -    Review issues

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

Various tools have been secured to assist the support process.

     - An e-mail alias will be used to facilitate issue status and general communication

     - A SPOC schedule will be published to identify a single person to call when critical issues are experienced. The SPOC will page the appropriate audience to a bridge for immediate attention and action plan.

     -    Bridge for critical issues and daily checkpoints

2.3.1 COMMUNICATION PLAN

The transition deployment communication plan includes all planned communication vehicles that will be utilized to provide support for at least a [**] day period of time after announcement, subject to extension depending on the needs of the transition team.

COMMUNICATION   COMMUNICATION REASON   METHOD   AUDIENCE   TIMEFRAME
-------------   --------------------   ------   --------   ---------
[**]            [**]                   [**]     [**]       [**]
[**]            [**]                   [**]     [**]       [**]
[**]            [**]                   [**]     [**]       [**]

2.4 PRODUCTION MONITORING

A production dashboard is in development that will provide key CSL and KM monitoring on a daily basis to provide top level visibility into the overall health of the system and operations. The final metrics to be tracked are pending contract revisions. Drill down will be provided for each metric to better understand root cause of operational opportunities.

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

2.5 CONTINGENCY PLAN

The contingency plan is a set of define activities to be invoked in the event of a significant change in the production operating environment. The plan includes:

          -    Invocation Guideline

          -    Resource Plans

          -    Work Execution and Prioritization Plans

          -    Communication Plans

          -    Level 2 Contingency Plans - Regional Coordinators

2.5.1 SOLUTION SUMMARY

The contingency plan is designed to facilitate rapid transition of responsibilities and resources that will be required to support keep operations running.

          - [**]. Additional Supplier Operations staff will be augmented from additional Supplier facilities.

          - [**]. Focus will be prioritization, triage and critical operations such as billing issue management.

          - [**]. They will continue to focus on critical production and non-production issues.

          -    [**].

          -    [**].

2.5.2 INCIDENT IDENTIFICATION

Significant events have been identified that may necessitate augmentation of existing AT&T resources or acquisition of full control. The level of support provided will be based upon the severity of the situation and the impact to the production SLA's.

The table below contains the following information:

          - POTENTIAL INCIDENT -Known possible incidents that may occur and affect cut-over

          -    PLANNED RESPONSE -The planned response to handle the incident

          -    LIKELIHOOD -The likelihood of the incident occurring

POTENTIAL INCIDENT   PLANNED RESPONSE   LIKELIHOOD
------------------   ----------------   ----------
[**]                 >   [**]           [**]
[**]                                    [**]
[**]                                    [**]
[**]                                    [**]
[**]                                    [**]
[**]                 >   [**]           [**]
[**]                                    [**]

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

2.5.3 GENERAL INVOCATION GUIDELINES

Contingency metrics have been defined to provide visibility into operations during transition and enable a timely response. These metrics will be used to invoke a contingency if any area falls below the thresholds identified.

                              LEVEL OF
 AREA   POSSIBLE CONDITIONS    SUPPORT   METRIC THRESHOLD   PURPOSE
-----   -------------------   --------   ----------------   -------
 [**]   [**]                  [**]       [**]               [**]
                              [**]       [**]
 [**]   [**]                  [**]       [**]               [**]
                              [**]       [**]
 [**]   [**]                  [**]       [**]               [**]
                              [**]       [**]
 [**]   [**]                  [**]       [**]               [**]
                              [**]       [**]

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

3.0  ORGANIZATION PLAN

2.1  ORGANIZATION ANALYSIS

     2.1.1 ANNOUNCEMENT DATE ORGANIZATION CHART

     The Transitioned Date organization chart must be completed by Supplier within [**] after the Transition Complete Date and will describe Organization Units, teams, jobs, roles and individuals assigned to each function as defined in Schedule D, Part 1.

2.2 FACILITIES MANAGEMENT PLAN

Detailed plans for this activity have been completed, pending finalization of the contract terms. The facility plans have been broken into transition and permanent specific requirements and locations.

2.2.1 TRANSITION PERIOD WORK ASSIGNMENTS AND LOCATION

The Supplier transition team has requested to share workspace with the AT&T resources currently performing the job during the transition period. Detailed facility requirements have been provided for Operations and [**] organizations.

2.2.2 PERMANENT WORK ASSIGNMENTS AND LOCATION

Permanent work assignments will be spread across the [**]. Specifically:

     -    [**]

4.0 COMMUNICATION PLAN

Communications internal to AT&T and external to AT&T (if any) including communications with vendors and the general public will adhere to the detailed AT&T approved plan. Amdocs will not make any general announcements without the prior written consent of AT&T.

A general announcement will be given to AT&T designated AT&T employees on or around the Effective Date.

5.0 AMDOCS COMMUNICATIONS

Materials used for Amdocs communication will be developed and must be approved by AT&T, prior to the announcement date. Exact times will be agreed to by the Parties.

     PREPARE MATERIALS

     Materials will be prepared according to an AT&T-approved plan.

     PRESENT MATERIALS/CONDUCT MEETING

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                    Schedule G - Transition Plan

     Material will be presented and meetings will be conducted according to an AT&T-approved plan.

5.1  EXTERNAL COMMUNICATIONS

Materials used for external communication will be developed and must be approved by AT&T, prior to the announcement date. Delivery of the external message, if permitted by AT&T, will be synchronized with the delivery of the internal announcement and Amdocs' announcement, one day after the Effective Date. Exact time will be agreed to by the Parties.

6.0  JOB FAIR

     Amdocs will conduct a job fair where AT&T Personnel may interview for positions at Amdocs.

7.0  GOVERNANCE

     TEAM MEMBERS

During the Transition Period, the Parties will form and name members of their respective Governance Teams, as defined in SCHEDULE D, PART 4, and will document the associated Organization charts, description of functions performed, and contact information.

     POLICIES AND PROCEDURES MANUAL

Amdocs will develop the Policies and Procedures Manual in accordance with SCHEDULE D, PART 5 Policies and Procedures Manual.

     [**].

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of
       AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                    Schedule H - Termination Assistance Services

SCHEDULE H - TERMINATION ASSISTANCE SERVICES

     The provisions of this Schedule shall supplement, but shall not be construed to negate, the express provisions of the Agreement with respect to Termination Assistance Services including SECTION 4.3 of the Agreement.

     Amdocs will assist AT&T in the development of a plan for the transition of the Services from Amdocs to AT&T and/or its designee(s). At a minimum, such Termination Assistance Services will include preparing that portion of the termination assistance plan detailing Amdocs' then-current responsibilities, including schedules and resource commitments. Such Termination Assistance Services also will include, as and to the extent requested by AT&T, capacity planning, human resources planning and other planning necessary to effect the transition.

     1.1. KNOWLEDGE TRANSFER

     Amdocs will provide reasonable assistance for transfer of knowledge regarding the Services, AT&T's requirements and related topics so as to facilitate the transition of provision of the Services to AT&T and/or its designee(s). This knowledge transfer shall include, as and to the extent requested by AT&T:

          (a) Supplying information regarding the Services as reasonably necessary to implement the termination assistance plan, and providing such information regarding Services as reasonably necessary for AT&T and/or its designee(s) to assume responsibility for continued performance of Services in an orderly manner so as to minimize disruption in the operations of AT&T and the Eligible Recipients, including (i) relevant documentation; and (ii) key support contacts (names, business phone numbers, fax numbers, e-mail addresses and business postal addresses) of AT&T, third party personnel and Amdocs Personnel during the transition from Amdocs to AT&T and/or its designee(s);

          (b) Supplying information concerning Software, documentation, types and skills of personnel, third parties, and other resources used by Amdocs to provide Services to AT&T under this Agreement, as may be reasonably necessary for AT&T and/or its designee(s) to assume responsibility for the Services;

          (c) Explaining the Policy and Procedures Manual, Reports and other standards and procedures to AT&T's and/or its designee(s)'s operations staff;

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                    Schedule H - Termination Assistance Services

SCHEDULE H - TERMINATION ASSISTANCE SERVICES

          (d) Providing reasonable access in person and/or by telephone to Amdocs Personnel during and following the Termination Assistance Services period (including any Amdocs Personnel involved in performing the Services during the [**] months preceding Amdocs' receipt of the notice of termination or non-renewal); and

          (e) Explaining the extent and nature of the impact of legal and regulatory requirements compliance, if any, on the Services.

     1.2. TRANSFER OF RESOURCES

     Amdocs shall provide all reasonable assistance required for the transfer to AT&T and/or its designee(s) of the resources (software and Third-Party Service Agreements). Such assistance shall include at a minimum:

          (a) Identifying any third-party services used by Amdocs in performing the Services that are required by AT&T and/or its designee(s) to perform the Services, and to which AT&T is entitled to under the Agreement;

          (b) Providing asset listings Software owned or licensed by Amdocs, its Subcontractors, AT&T and/or Eligible Recipients to perform the Services to which AT&T is entitled to under the Agreement; and

          (c) Performing administrative functions required to effect the assignment of Software and Third-Party Contracts, which are required by AT&T and/or its designee(s) to perform the Services, and to which AT&T is entitled to under the Agreement, including transferring billing, executing legal documents and performing other necessary functions.

     1.3. OPERATIONAL TRANSFER

     Amdocs shall perform all activities requested by AT&T pursuant to the Agreement reasonably required to assist AT&T to assume the operational responsibility for the Services. This shall include, as and to the extent requested by AT&T:

          (a) Providing to AT&T and/or its designee(s), most current machine-readable source and object code, along with run documentation and job control listing for the Software (to the extent AT&T is entitled to receive such source code under the terms and conditions of the Agreement), and other similar information necessary to provide the Services;

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                    Schedule H - Termination Assistance Services

SCHEDULE H - TERMINATION ASSISTANCE SERVICES

          (b) To the extent used to provide the Services, documenting for AT&T and/or its designee(s) and delivering to AT&T and/or its designee(s) most current source materials (to the extent AT&T is entitled to such materials under the Agreement), object libraries and reference files;

          (c) To the extent applicable, delivering to AT&T and/or its designee(s) support profiles, enhancement logs, problem tracking/resolution documentation and status reports associated with the Services;

          (d) Providing to AT&T and/or its designee(s) any trouble logs that AT&T does not already have, reporting back at least [**] months prior to the effective date of the termination or expiration, and returning any other End User information collected or maintained as part of the Services as such exists as of the effective date of termination or expiration;

          (e) Assisting AT&T and/or its designee(s) in identifying resource requirements, including skilled labor, for the Services;

          (f) Providing for the orderly hand-off of ongoing operations and [**] activities, including a listing of such current and planned activities;

          (g) Providing to AT&T and/or its designee(s) documentation used by Amdocs and necessary to provide the Services, including technical documentation, in electronic media, to the extent available, or if not available in electronic media, then in hardcopy;

          (h)  Providing in-depth review of application documentation;

          (i) Documenting and delivering to AT&T and/or its designee(s) AT&T Data and databases specific to the Services;

          (j) Providing reasonable training to AT&T and/or its designee(s) with respect to use of tools, processes and methodologies relevant to the Services;

          (k) Completing all current development project milestones as directed by AT & T;

          (l) Providing all other relevant documents and information related to AT&T applications, including functionality, program code, data model and data base structure, access methods and all development-related processes;

          (m) Reviewing all application software with AT&T and/or its designee(s);

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                    Schedule H - Termination Assistance Services

SCHEDULE H - TERMINATION ASSISTANCE SERVICES

          (n) Providing and coordinating assistance to AT&T and/or its designee(s) in notifying relevant third parties of the procedures to be followed prior to, during, and after the transition;

          (o) Returning to AT&T any remaining property of AT&T or the Eligible Recipients in Amdocs' possession or under Amdocs' control, including any remaining reports, AT&T Data, Materials and other Proprietary Information of AT&T or the Eligible Recipients;

          (p) Cooperating with AT&T's test plans, back out procedures, and contingency plans as part of the migration of Services;

          (q) In conjunction with AT&T, assisting in a rehearsal of the migration prior to cutover, as requested by AT & T;

          (r) Maintaining the capability to cut back to Amdocs in case of a service failure or service problem within the Termination Assistance Period; and

          (s) After the migration, providing additional assistance as reasonably requested by AT&T to facilitate continuity of operations.

     1.4. HUMAN RESOURCES TRANSFER

          Amdocs shall provide all reasonable assistance required in identifying and reviewing successor resource set-up and/or resource capabilities to perform the Services; provided, however, that, notwithstanding Amdocs' providing such assistance, Amdocs does not assume any responsibility or liability for AT&T's decisions regarding the successor AT&T engages. This assistance shall include, as and to the extent requested by AT&T:

          (a) Providing a current account organizational chart by individual positions assigned by Amdocs to perform the Services;

          (b) Providing a listing of the positions and the amount of time spent by position to provide the Services; and

          (c) Reasonable assistance in evaluating personnel requirements to perform the Services.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                            Schedule I - Charges

     SCHEDULE I (CHARGES)

     1.) Monthly Base Charge. This Schedule I (Charges) sets forth the charges payable by AT&T to Amdocs in respect of the Services. Schedule I.1 sets forth the Monthly Base Charge which shall begin on the Effective Date.

          - In the event that AT&T [**], then the Monthly Base Charge shall be reduced by $[**] each month following such retirement.

          - In the event that AT&T [**], then the Monthly Base Charge shall be reduced by $[**] each month following such retirement.

     2.) Changes in Markets, Billing Cycles, Subscribers. The Monthly Base Charges shall increase or decrease, as applicable, in respect of increases or decreases in the base numbers of (i) Markets, (ii) Billing Cycles, and (iii) Subscribers, as follows --

     (i)  Markets. [**]

     (ii) Billing Cycles. [**]

     (iii) Subscribers. [**], provided that during [**].

     Notwithstanding the above, there shall be [**] other than as set forth below.

     3.) Conversion of [**]. The AT&T [**] markets currently serviced by [**] comprise [**]. In the event that AT&T elects to have Supplier perform, and Supplier performs, the conversion of such subscribers from [**] to the [**] system, the following shall apply --

     For purposes of this section 3, "[**] Monthly Base Charge" shall mean the monthly fixed charge to be paid by AT&T to Supplier with respect to Services (as defined in this Agreement) for the AT&T [**] Markets, Billing Cycles and Subscribers serviced by [**] after the Commencement Date and converted by Supplier to [**].

     1. Prior to Supplier's conversion of any [**].

     2. Supplier's conversion of first [**] to [**]. Beginning on the date that Supplier completes conversion of the first [**] to [**], the [**] Monthly Base Charge shall be $[**]. This charge shall remain effective until Supplier converts a second market at which time the [**] Monthly Base Charge shall be as calculated in paragraph 3 below.

     3. Upon and After Supplier's Conversion of a Second [**]. As Supplier subsequently converts [**] to [**], the [**] Monthly Base Charge shall be an

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                            Schedule I - Charges

     amount equal to (A) [**], provided that in no event shall the [**] Monthly Base Charge exceed $[**] and provided, further, that if following the conversion of AT&T [**], the number of post-conversion [**] on the [**] platform is greater than [**], then the Charges shall increase, as applicable, in accordance with the formula set forth in section 2(i) and
     (ii) above for Markets and Billing Cycles for each such Market or Billing Cycle in excess of [**].

     4. After the conversion of the last [**] to [**] and for a period of [**] thereafter. The [**] Monthly Base Charge shall be $[**]; provided, further, that if following the conversion of AT&T [**] last [**], the number of post-conversion [**] on the [**] platform is greater than [**], then the Charges shall increase, as applicable, in accordance with the formula set forth in section 2(i) and (ii) above for Markets and Billing Cycles for each such Market or Billing Cycle in excess of [**].

     5. [**] after the conversion of the last [**] to [**] and thereafter. The [**] Monthly Base Charge shall be $[**]; provided, that if following the conversion of AT&T [**] last [**], the number of post-conversion [**] on the [**] platform is [**], then the Charges shall increase, as applicable, in accordance with the formula set forth in section 2(i) and (ii) above for Markets and Billing Cycles for each such Market or Billing Cycle in excess of [**]

     For greater certainty, (i) [**], and (ii) if for any reason the AT&T [**] are [**] Supplier, then the Parties shall [**].

     4.) [**] Tier 2 Services. Under the Master Agreement between SBC Operations, Inc. and Amdocs dated July 7, 1998 (the "SBC-Amdocs Master Agreement") and the Letter of Extension between Cingular Wireless LLC and Amdocs dated October 7, 2004 (the "Extension Letter"), AT&T and Amdocs have executed a Work Order for Amdocs to provide to AT&T maintenance services for tier 2 and tier 3 (as described in such Work Order) in respect of 2007. Amdocs will provide such services to AT&T under such Work Order [**].

     In the event the Parties execute and deliver Work Orders (or orders) under the SBC-Amdocs Master Agreement, Extension Letter or other agreement for Amdocs to provide to AT&T maintenance services for tier 2 and tier 3 that continue the full scope thereof with respect to 2008 or any subsequent year during the Term, Amdocs will provide such services to AT&T at -

     (A) [**] 2008 through 2013, and

     (B) [**] 2014 price.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                            Schedule I - Charges

[**].

     For greater certainty, (i) the provisions of this section 4 shall not survive any termination of (a) the Agreement or (b) any such work order for the tier 2 and tier 3 maintenance services, (ii) in the event AT&T terminates this Agreement in part, such [**] of the Agreement, and (iii) in the event that AT&T does not execute an order for the full scope of tier 2 and tier 3 maintenance services for any year during the Term (or terminates any such order), the Parties shall [**] under the Agreement [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Schedule  I.1 - SERVICE CHARGE SUMMARY          Agreement Number: 20070319.002.C
                                                       Schedule I Amdocs Charges

SERVICE CHARGE SUMMARY

                                               CALENDAR  CALENDAR  CALENDAR  CALENDAR  CALENDAR  CALENDAR  CALENDAR  CALENDAR
                                                 YEAR*     YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR*
MONTHLY CHARGES                                 (2007)    (2008)    (2009)    (2010)    (2011)    (2012)    (2013)    (2014)
---------------                                --------  --------  --------  --------  --------  --------  --------  --------
   1) Monthly Base Charge       Schedule I.2,    [**]      [**]      [**]      [**]      [**]      [**]      [**]      [**]    [**]
         Calendar year summary  Ln 20
         of Monthly Base
         Charges                                 [**]      [**]      [**]      [**]      [**]      [**]      [**]      [**]    [**]

*    Portion of such calendar year during term.

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT T, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                               Schedule M - [**]

SCHEDULE M - [**]

1. [**]

     AT&T shall pay for Services provided up to the point of termination. The amount paid is set forth in the table below, and the parties will adjust the Charges on a corresponding and proportional basis in the event of any reduction in Services or as otherwise provided in the Agreement.

     This Agreement may not be terminated for convenience by AT&T for a period of twenty four months following the Commencement Date. In the event the Agreement is terminated for convenience by AT&T in full following the first twenty-four (24) months after the Commencement Date, AT&T shall pay Amdocs [**] as follows:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

     In the event the Agreement is terminated for convenience by AT&T in part [**], and as a result, the [**], AT&T shall pay Amdocs [**]

     To the extent AT&T requests Termination Assistance Services per SECTION 4.3 of the Agreement, AT&T shall pay for such Services as set forth in SECTIONS 4.3(B)(VIII) and 4.3(B)(IX) of the Agreement. For avoidance of doubt, Amdocs personnel providing Termination Assistance Services may be requested to work [**].

     Additionally, if following termination, AT&T or third party selected by AT&T wishes to [**]. Except as expressly provided otherwise in the Agreement, [**] set forth above. Accordingly, [**].

     If Termination Assistance Services are not requested by AT&T, after the receipt of AT&T's payment for any Services, Amdocs shall [**].

     The foregoing states AT&T's sole and entire liability for fees and Amdocs' sole remedy for liability arising solely from AT&T's termination for convenience.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                  Schedule N.1 - AT&T Facilities

SCHEDULE N.1 - AT&T FACILITIES

This Schedule N.1 provides the list of AT&T Facilities for use of Amdocs to the extent necessary to provide Services.

STREET                         CITY         STATE   ZIP
------                         ----         -----   ---
1125 E. Campbell Road          Richardson   TX      75081
17330 Preston Rd.              Dallas       TX      75252
5601 Legacy Drive Building A   Plano        TX      75024

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                Schedule N.2 - Amdocs Facilities

SCHEDULE N.2 - SUPPLIER FACILITIES

COUNTRY               STREET                  CITY       STATE     ZIP
-------               ------                  ----       -----     ---
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
USA       2109 Fox Drive (Bld. A)          Champaign   Illinois   61820
USA       500 Chestnut Street, Suite 200   Abilene     TX         79602

Supplier may [**] listed in this Schedule N.2. AT&T may [**]. Supplier shall, [**]. Supplier shall [**]. To the extent that Supplier [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                             Schedule N.4 - Supplier Competitors

SCHEDULE N.4 - SUPPLIER COMPETITORS

Supplier Competitors consist of the following entities:

Product-based Vendors:

CSG Systems International Inc.
Convergys Corp. (includes TELESENS/KSCL, GENEVA, Cygent)
Intec Telecom Systems PLC (includes ADC/Saville)
Oracle Corporation (Includes Siebel Systems, JD Edwards, Peoplesoft, Portal Software, Net4Call, HotSIP, TimesTen)
[**]
Comverse Technology, Inc. (includes KENAN, Netonomy)
[**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                             Schedule N.4 - Supplier Competitors

System Integrators:

Accenture Ltd.
International Business Machine Corp (IBM)
Electronic Data Systems Corporation (EDS)
[**]
Hewlett Packard Development Company, L.P.
Infosys Technologies Limited
[**]
CGI Group Inc. (includes AMS, American Management Systems Inc.)
Tata Consultancy Services Ltd.
Convergys Corp. (includes TELESENS/KSCL, GENEVA, Cygent)
[**]
Tech Mahindra Limited
Wipro Ltd.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                               Schedule P - [**]

SCHEDULE P - [**]

[**] protocol and procedures to be mutually agreed by the Parties based on historical protocols and procedures used by the Parties on other agreements for similar services. [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Schedule Q -                                     Agreement Number:20070319.002.C
Reports                                                               Schedule Q
                                                                         Reports

SCHEDULE Q - REPORTS

This schedule sets forth the list of required Reports as described in Section
9.3 of the Agreement.

REF #                 REPORT TITLE / DESCRIPTION                RECIPIENT   FREQUENCY
-----                 --------------------------                ---------   ---------
  1     Performance of Service Reports:
           SLA Performance Report - Critical Service Levels         **         [**]
           SLA Performance Report - Key Measurements                **         [**]
           SLA Performance Report - Critical Deliverables           **         [**]
                                                                               [**]
  2        Service Level Failures and Performance [**] Report       **         [**]
                                                                    **         [**]
  3     Organization Chart                                          **         [**]
  4     Supplier Personnel Roster                                   **         [**]
  5     Supplier Personnel Add/Deletes                              **         [**]
  6     Inventory of AT&T-Provided Equipment                        **         [**]

**   Report Recipients will be determined during Transition

                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

Schedule Q -                                     Agreement Number:20070319.002.C
Reports                                                               Schedule Q
                                                                         Reports

SCHEDULE Q - REPORTS (CONTINUED)

REF #                 REPORT TITLE / DESCRIPTION                RECIPIENT   FREQUENCY
-----                 --------------------------                ---------   ---------
  1     Transition Services Status Report                           **         [**]
  2     Evaluation of Third Party Software                          **         [**]
  3     Evaluation of Third Party Equipment, compability with
           the Services                                             **         [**]
  4     Problem Analysis                                            **         [**]
           (Root Cause Analysis & Process Improvement Plan)
  5     Survey Followup                                             **         [**]
           (Root Cause Analysis & Process Improvement Plan)
  6     Notice of Default                                           **         [**]
  7     Amdocs Performance Program                                  **
  8     Amdocs Internal Audit Report                                **         [**]
  9     Response to ATT Internal or External Audits                 **         [**]
 10     Compliance with Laws Status Reporting                       **         [**]
 11     Subcontractor Performance Report                            **         [**]
 12     Productivity Improvements Tracking                          **         [**]
 13     Problem Management Status Reporting                         **         [**]
 14     Daily Production Status                                     **         [**]
 15     Cumulative Problem Tracking Report                          **         [**]
 16     Root Cause Analysis                                         **         [**]
 17     Billing Alerts                                              **         [**]
        [**]
 18     Change in Law Progress Reports                              **         [**]
 19     Operations Support                                          **         [**]
 20     Security: Violation Reports                                 **         [**]
 21     Security: Account Utilization Reports                       **         [**]
 22     Disaster Recovery Test Report                               **         [**]
 23     Transition Plan                                             **         [**]
 24     Termination Assistance Services                             **         [**]
 25     Ad Hoc Reports                                              **         [**]
 26     Prime Supplier MBE/WBE/DVBE Participation Plan              **         [**]

**   Report Recipients will be determined during Transition

                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                     Schedule S - MBE/BE/DVBE Participation Plan

     SCHEDULE S - PRIME SUPPLIER MBE/WBE/DVBE PARTICIPATION PLAN

               YEAR REPORTING: _______________

     PRIME SUPPLIER NAME: _______________________________________
     ADDRESS:             _______________________________________
                          _______________________________________
     COMPANY E-MAIL:      _______________________________________
     TELEPHONE NUMBER:    _______________________________________

     DESCRIBE GOODS OR SERVICES BEING PROVIDED UNDER THIS AGREEMENT:

     DESCRIBE YOUR M/WBE-DVBE OR SUPPLIER DIVERSITY PROGRAM AND THE PERSONNEL DEDICATED TO THAT PROGRAM:

     THE FOLLOWING, TOGETHER WITH ANY ATTACHMENTS, IS SUBMITTED AS AN MBE/WBE/DVBE PARTICIPATION PLAN.

1.   GOALS

     A.   WHAT ARE YOUR MBE/WBE/DVBE PARTICIPATION GOALS?

          MINORITY BUSINESS ENTERPRISES (MBEs) _____________
          WOMAN BUSINESS ENTERPRISES (WBEs)    _____________
          DISABLED VETERAN BUSINESS
          ENTERPRISES (DVBEs)                  _____________

     B.   WHAT IS THE ESTIMATED ANNUAL VALUE OF THIS CONTRACT WITH:

          Ameritech                      __________________________
          Bell South                     __________________________
          Nevada Bell                    __________________________
          Pacific Bell                   __________________________
          Southern New England Telephone __________________________
          Southwestern Bell              __________________________
          Ameritech Data Services (ADS)  __________________________
          AT&T Advanced Solutions (ASI)  __________________________
          AT&T Long Distance             __________________________
          AT&T Telecom (National/Local)  __________________________
          AT&T Mobility                  __________________________
          Other AT&T Affiliate           __________________________
          Total Across Affiliates        __________________________

          Note: Indicate dollar award(s) as it applies to this contract (i.e. Pacific Bell, SWBT, and/or Affiliate).

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                     Schedule S - MBE/BE/DVBE Participation Plan

     C.   WHAT ARE THE DOLLAR AMOUNTS OF YOUR PROJECTED MBE/WBE/DVBE PURCHASES?

          MINORITY BUSINESS ENTERPRISES (MBEs) _____________
          WOMAN BUSINESS ENTERPRISES (WBEs)    _____________
          DISABLED VETERAN BUSINESS
          ENTERPRISES (DVBEs)                  _____________

          SEE MBE/WBE/DVBE CANCELLATION CLAUSE IN AGREEMENT FOR DEFINITIONS OF MBE, WBE, AND DVBE.

2. LIST THE PRINCIPAL GOODS AND SERVICES TO BE SUBCONTRACTED TO MBE/WBE/DVBEs OR DELIVERED THROUGH MBE/WBE/DVBE VALUE-ADDED RESELLERS.

            DETAILED PLAN FOR USE OF MBE/WBE/DVBES AS SUBCONTRACTORS,
                       DISTRIBUTORS, VALUE-ADDED RESELLERS

     For every product and service you intend to use, provide the following information. (attach additional sheets if necessary)

COMPANY   CLASSIFICATION   PRODUCTS/SERVICES
  NAME    (MBE/WBE/DVBE)     TO BE PROVIDED    $ VALUE   DATE TO BEGIN
-------   --------------   -----------------   -------   -------------


                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                     Schedule S - MBE/BE/DVBE Participation Plan

3. SUPPLIER AGREES THAT IT WILL MAINTAIN ALL NECESSARY DOCUMENTS AND RECORDS TO SUPPORT ITS EFFORTS TO ACHIEVE ITS MBE/WBE/DVBE PARTICIPATION GOAL(S). SUPPLIER ALSO ACKNOWLEDGES THE FACT THAT IT IS RESPONSIBLE FOR IDENTIFYING, SOLICITING AND QUALIFYING MBE/WBE/DVBE SUBCONTRACTORS, DISTRIBUTORS AND VALUE-ADDED RESLLERS.

4. THE FOLLOWING INDIVIDUAL, ACTING IN THE CAPACITY OF MBE/WBE/DVBE COORDINATOR FOR SUPPLIER, WILL:

     A.   ADMINISTER THE MBE/WBE/DVBE PARTICIPATION PLAN

     B.   SUBMIT SUMMARY REPORTS

     C. COOPERATE IN ANY STUDIES OR SURVEYS AS MAY BE REQUIRED, IN ORDER TO DETERMINE THE EXTENT OF COMPLIANCE BY THE SUPPLIER WITH THE PARTICIPATION PLAN

NAME:                 ____________________________
TITLE:                ____________________________
TELEPHONE NUMBER:     ____________________________
AUTHORIZED SIGNATURE: ____________________________

DATE:                 ____________________________

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                     Schedule S - MBE/BE/DVBE Participation Plan

                       M/WBE-DVBE QUARTERLY RESULTS REPORT

                        FOR THE FOLLOWING AT&T AFFILIATE:

  NOTE: Subcontracting Results should reflect ONLY M/WBE-DVBE dollars directly traceable to sales DURING THE REPORT QUARTER.

         Results must be reported individually for each AT&T subsidiary.

THIS SUMMARY REPORT SHOULD BE E-MAILED TO:    AT&TSD@MSG.PACBELL.COM

Authorized signed copy should be mailed to:   PRIME SUPPLIER PROGRAM MANAGER
                                              2600 CAMINO RAMON,  ROOM 1E050
                                              SAN RAMON, CA  94583
                                              FAX # (925)867-4414

   Note: Questions and/or requests for assistance may be referred to the Prime
               Supplier Program Manager at AT&TSD@msg.pacbell.com

1. REPORTING COMPANY:               2. CONTRACT/     3. REPORT QUARTER:
                                       WORK ORDER
Company Name:     _______________      NUMBER:       This report reflects the utilization
Address:          _______________                    of Minority Business Enterprise/ Woman
City, State, Zip: _______________   ______________   Business Enterprise/Disabled Veterans
Contact Name:     _______________   (If available)   Enterprise participation for period
Title:            _______________
E-mail:           _______________                    ______________________________ through
Date:             _______________                    ______________________________
Telephone:        _______________                        (Please indicate dates)
SIGNATURE:        _______________

              PARTICIPATION GOAL                                   PARTICIPATION ACHIEVEMENT
              ------------------                                   -------------------------

4.                                              5.                                      ACTUAL FOR QUARTER
                                                                                   ---------------------------
                                                                                     MBE       WBE       DVBE

                     ANNUAL GOAL                Dollars paid by Prime
                     -----------                Supplier to Subcontractors
Percent of Total   MBE   WBE   DVBE
Sale                                            Total Dollars Paid to
                                                Prime Supplier by AT&T

                                                % of total AT&T $ Paid by
                                                Prime Supplier to Subcontractors   #DIV/0!   #DIV/0!   #DIV/0!

                                         AT&T - SUBCONTRACTING RESULTS

6. M/WBE-DVBE SUBCONTRACTOR(S)                  Ethnic/Gender:                     Total Dollars:
                                                __________________________
Name:              ______________
Address:           ______________               CERTIFYING AGENCY:
City, State, Zip:  ______________               __________________________
Telephone:         ______________
Goods or Services: ______________

                                         SBC - SUBCONTRACTING RESULTS


6. M/WBE-DVBE SUBCONTRACTOR(S)                  Ethnic/Gender:                     Total Dollars:
                                                __________________________
Name:              ______________
Address:           ______________               CERTIFYING AGENCY:
City, State, Zip:  ______________               __________________________
Telephone:         ______________
Goods or Services: ______________               If other please specify:
                                                ______________________________________________________________

To add additional subcontractors, copy the entire light gray area and paste directly below this line.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                           Schedule U - Executive Orders and Federal Regulations

SCHEDULE U- EXECUTIVE ORDERS AND FEDERAL REGULATIONS

Services under this Agreement shall be subject to the provisions of certain Executive Orders, federal laws, state laws and associated regulations governing performance of this Agreement including, but not limited to: Executive Order 11246, Executive Order 11625, Executive Order 11701 and Executive Order 12138,
Section 503 of the Rehabilitation Act of 1973, as amended, and the Vietnam Era Veteran's Readjustment Assistance Act of 1974. To the extent that such Executive Orders, federal laws, state laws and associated regulations apply to the Services, and only to that extent, Amdocs agrees to comply with the provisions of all such Executive Orders, federal laws, state laws and associated regulations, as now in force or as may be amended in the future, including, but not limited to, the following:

1.   EQUAL EMPLOYMENT OPPORTUNITY DUTIES AND PROVISIONS OF GOVERNMENT
     CONTRACTORS

     In accordance with 41 C.F.R. Section 60-1.4(a), the parties incorporate herein by this reference the regulations and contract clauses required by that section, including, but not limited to, Amdocs' agreement that it will not discriminate against any employee or applicant for employment because of race, color, religion, sex or national origin. Amdocs will take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, color, religion, sex or national origin.

2.   AGREEMENT OF NON SEGREGATED FACILITIES

     In accordance with 41 C.F.R. Section 60-1.8, Amdocs agrees that it does not and will not maintain or provide for its employees any facilities segregated on the basis of race, color, religion, sex or national origin at any of its establishments, and that it does not, and will not, permit its employees to perform their services at any location, under its control, where such segregated facilities are maintained. The term "facilities" as used herein means waiting rooms, work areas, restaurants and other eating areas, time clocks, rest rooms, washrooms, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees; provided that separate or single-user restrooms and necessary dressing or sleeping areas shall be provided to assure privacy between the sexes.

3.   AGREEMENT OF AFFIRMATIVE ACTION PROGRAM

     Amdocs agrees that it has developed and is maintaining an Affirmative Action Plan as required by 41 C.F.R. Section 60-1.4(b).

4.   AGREEMENT OF FILING

     Amdocs agrees that it will file, per current instructions, complete and accurate reports on Standard Form 100 (EE0-1), or such other forms as may be required under 41 C.F.R. Section 60-1.7(a).

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                           Schedule U - Executive Orders and Federal Regulations

5. AFFIRMATIVE ACTION FOR HANDICAPPED PERSONS AND DISABLED VETERANS, VETERANS OF THE VIETNAM ERA.

     In accordance with 41 C.F.R. Section 60-250.20, and 41 C.F.R. Section 60-741.20, the parties incorporate herein by this reference the regulations and contract clauses required by those provisions to be made a part of government contracts and subcontracts.

6. UTILIZATION OF SMALL, SMALL DISADVANTAGED AND WOMEN-OWNED SMALL BUSINESS CONCERNS

     As prescribed in 48 C.F.R., Ch. 1, 19.708(a):

     (a) It is the policy of the United States that small business concerns, small business concerns owned and controlled by socially and economically disadvantaged individuals and small business concerns owned and controlled by women shall have the maximum practicable opportunity to participate in performing contracts let by any Federal agency, including contracts and subcontracts for systems, assemblies, components and related services for major systems. It is further the policy of the United States that its prime contractors establish procedures to ensure the timely payment amounts due pursuant to the terms of the subcontracts with small business concerns, small business concerns owned and controlled by socially and economically disadvantaged individuals and small business concerns owned and controlled by women.

     (b) Amdocs hereby agrees to carry out this policy in the awarding of subcontracts to the fullest extent consistent with efficient contract performance. Amdocs further agrees to cooperate in any studies or surveys as may be conducted by the United States Small Business Administration or the awarding agency of the United States as may be necessary to determine the extent of Amdocs' compliance with this clause.

     (c) As used in this Agreement, the term "small business concern" shall mean a small business as defined pursuant to Section 3 of the Small Business Act and relevant regulations promulgated pursuant thereto. The term "small business concern owned and controlled by socially and economically disadvantaged individuals" shall mean a small business concern (i) which is at least fifty-one percent (51%) unconditionally owned by one or more socially and economically disadvantaged individuals, or, in the case of any publicly owned business, at least fifty-one percent (51%) of the stock of which is unconditionally owned by one or more socially and economically disadvantaged individuals; and (ii) whose management and daily business operations are controlled by one or more such individuals. This term shall also mean a small business concern that is at least fifty-one percent (51%) unconditionally owned by an economically disadvantaged Indian tribe or Native Hawaiian Organization, or a publicly owned business having at least fifty-one percent (51%) of its stock unconditionally owned by one of these entities which has its management and daily business controlled by members of an economically

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                           Schedule U - Executive Orders and Federal Regulations

          disadvantaged Indian tribe or Native Hawaiian Organization, and which meets the requirements of 13 CRF part 124. Amdocs shall presume that "socially and economically disadvantaged individual" includes Black Americans, Hispanic Americans, Native Americans, Asian-Pacific Americans, Subcontinent Asian Americans and other minorities, or any other individual found to be disadvantaged by the Administration pursuant to Section 8(a) of the Small Business Act. Amdocs shall presume that socially and economically disadvantaged entities also include Indian Tribes and Native Hawaiian Organizations.

     (d) The term "small business concern owned and controlled by women" shall mean a small business concern (i) which is at least fifty-one percent (51%) owned by one or more women, or, in the case of any publicly owned business, at least fifty-one percent (51%) of the stock of which is owned by one or more women, and (ii) whose management and daily business operations are controlled by one or more women; and

     (e) Amdocs may rely in good faith on written representations by its Subcontractors regarding their status as a small business concern, a small business concern owned and controlled by socially and economically disadvantaged individuals or a small business concern owned and controlled by women.

7.   SMALL, SMALL DISADVANTAGED AND WOMEN-OWNED SMALL BUSINESS SUBCONTRACTING
     PLAN.

     Amdocs will require that all Subcontractors adopt a plan similar to the plan required by 48 CFR Ch. 1 at 52.219-9.

8.   EXPORT CONTROL REGULATIONS

     Amdocs will comply with Bureau of Industry and Security Export Control Regulations as defined in the Export Administration Act of 1979 ("EAA") and as continued through Executive Order 13222 of August 17, 2001 (66 Fed. Reg. 44025 (August 22, 2001)) by the President of the United States under the International Emergency Economic Powers

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                       Schedule V - Change Management Procedures

                                   SCHEDULE V

                          CHANGE MANAGEMENT PROCEDURES

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                       Schedule V - Change Management Procedures

                                   SCHEDULE V
                          CHANGE MANAGEMENT PROCEDURES

This is SCHEDULE V to the Information Technology Services Agreement by and between AT&T and Supplier. All capitalized terms and acronyms used but not defined in this Schedule will have the meanings given them in the Agreement

This Schedule describes certain aspects of the procedures applicable to the initiation and evaluation of, and agreement to (as applicable), any Changes, including additional services or changes to Services required by or associated with modifications in or to Software or other Materials, Equipment, and Systems associated therewith, or in the rights or obligations of the Parties under the Agreement. These procedures include procedures to determine the extent to which Changes (including Service Revisions) may involve New Services pursuant to
SECTION 11.5 of the Agreement or may be treated as if New Services pursuant to
SECTION 9.6(B)(II)(2) of the Agreement; provided, however, nothing in these procedures shall modify the rights and obligations of the Parties under the Agreement.

In all events, Supplier and AT&T shall comply with these Change Management Procedures and the provisions of SECTION 9.6 of the Agreement with respect to any Change.

1.1 SERVICE CHANGES. Either Party may request or recommend a Change, including Changes involving:

     - the Services descriptions and responsibilities of the Parties set forth in SCHEDULE D or otherwise in the Agreement,

     - the volumes and Charges (beyond those specifically provided for in SCHEDULE I), and

     - the Service Levels set forth in SCHEDULE F (beyond the provisions in SCHEDULE F),

     (each a "SERVICE CHANGE"). Service Changes may be proposed (or the Change Management Procedures otherwise initiated) by written notice of a Party delivered to:

     -    the [**] in the case of Service Changes proposed or confirmed by AT&T;
          or

     - the AT&T Contract Office in the case of Service Changes proposed or confirmed by Supplier;

     in each case specifying in detail the proposed or confirmed Service Change, including any applicable provision of the Agreement impacted by or impacting such Change (each a "CHANGE REQUEST").

     Any requested or acknowledged Change Request shall be handled in accordance with

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                       Schedule V - Change Management Procedures

     SECTION 9.6, and to the extent involving New Service (or subject to treatment as a New Service) shall be further handled in accordance with terms and conditions specifically set forth for New Services in SECTION
     11.5 of the Agreement.

1.2 CHANGE ANALYSES. As soon as reasonably practicable following receipt of a Change Request or simultaneously with Supplier's delivery of a Change Request, but in all events within applicable time periods therefor set forth in the Agreement, the Policy and Procedures Manual or otherwise, Supplier will prepare and deliver to the AT&T Account Office a written analysis (each a "CHANGE ANALYSIS") describing any changes in or impact on the Services, Software, Systems, Equipment, assignment of personnel and other resources or other aspect associated with the Change that Supplier believes would be required in connection with the Change Request, including as may be required pursuant to SECTIONS 9.6 and 11.5. In addition, such Change Analysis shall include, as appropriate or applicable, (i) an estimation of the increase or decrease, if any, in the Charges that would be required, (ii) a description of how the Service Change would be implemented, (iii) a description of the effect, if any, the Service Change would have on the Agreement, including, without limitation, on the Service Levels, Statement of Work, and Termination Charge, (iv) an estimate of all resources required to implement the Service Changes, (v) a description of any benefits or risks to AT&T or the Eligible Recipients associated with the Service Change; (vi) the proposal of any strategies or plans that may mitigate any adverse risks or impacts associated with the Service Change, and (vii) such other information as may be relevant to the Change Request.

1.3 CHANGE REQUESTS. The Parties shall (a) cooperate in discussing the scope and nature of each Change Request, the availability of Supplier Personnel and resources to accommodate the Service Change and the timetable for implemention of the Service Change, and (b) work together to manage the volume of Change Requests and the level of effort required to perform Change Analyses. Following AT&T's receipt of the Change Analysis, appropriate representatives of the [**] and AT&T Account Office will meet to determine whether AT&T desires for Supplier to proceed with the implementation of the proposed Service Change in accordance with the Change Analysis (as proposed or amended). If the AT&T desires that Supplier proceed with the implementation of the proposed Service Change, the Parties shall evidence such agreement in a writing referencing the applicable Change Analysis (each a "CHANGE ORDER").

1.4 CHANGE IMPLEMENTATION. Following the execution of any Change Order by the Parties, all affected terms and conditions of the Agreement shall be amended as necessary in accordance with the applicable Change Order (either by amendment of this Agreement or an amendment incorporated into the applicable Change Order), or by operation of SECTION 11.5, as applicable. Revised Charges associated with a Service Change implementation will be reflected in the appropriate monthly invoice beginning in the month in which the Service Change is to be implemented as stipulated in the executed Change Order.

1.5 CHARGES FOR CHANGES. Notwithstanding any provision in this Schedule, Changes shall result in, and Change Orders shall reflect, changes in the applicable Charges only if and to

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                       Schedule V - Change Management Procedures

     the extent:

     (i) the Agreement expressly provides for a change in the Charges in such circumstances;

     (ii) the Change meets the definition of New Services for purposes of
          SECTION 11.5 and additional Charges are applicable in accordance therewith; or

     (iii) the Parties expressly agree, as acknowledged in the Change Order executed by the duly authorized representatives of the Parties.

1.6 INCORPORATION INTO POLICY AND PROCEDURES MANUAL. The Change Management Procedures shall be incorporated into the Policy and Procedures Manual, in accordance with SECTION 9.6(A) of the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                     Exhibit 1 - Form of Invoice

EXHIBIT 1 FORM OF INVOICE

Supplier Name ___________________________________
Address _________________________________________
City, State Zip _________________________________
Telephone Number ________________________________

INVOICE NO: ___________________________ DATE: _____________

BILL TO: AT&T SERVICES, INC.
         (ADDRESS)
         (ADDRESS)
         CITY, STATE ZIP CODE
         ATTN: (INDIVIDUAL NAME)

SERIAL NUMBER                    DESCRIPTION                  AMOUNT US DOLLARS
-------------                    -----------                  -----------------
      1         Services provided during (Month Year), per      $x,xxx,xxx.xx
                attached details
                                                                -------------
(AMOUNT WRITTEN OUT)                                            $x,xxx,xxx.xx
                                                                =============

PAYMENT INSTRUCTIONS: _________________________________
Supplier Name _________________________________________
Address  ______________________________________________
City, State Zip _______________________________________

PAYMENT TERMS: PAYMENT DUE WITHIN FORTY FIVE (45) DAYS OF RECEIPT

                                                Agreement Number: 20070319.002.C
                                                     Exhibit 1 - Form of Invoice

EXHIBIT 1 FORM OF INVOICE

                                                Agreement Number: 20070319.002.C
                                                       Exhibit 3 - Form of Order

                                    EXHIBIT 3

                                  FORM OF ORDER

This Work Order shall be governed pursuant to the terms and conditions of the Agreement No. 20070319.002.C. Any terms and conditions on this Work Order that modify or change the terms and conditions of such Agreement shall apply to this Work Order only.

1.   DESCRIPTION OF MATERIAL AND/OR SERVICES

     Amdocs will provide [FILL IN WHAT AMDOCS WILL PROVIDE AND REFERENCE THE APPENDIX THAT DESCRIBES THE APPLICABLE MATERIAL AND/OR SERVICES].

     The Materials being ordered are ________________,.

     Additional Specifications, including functionality requirements, and performance standards include:

2.   TERM OF WORK ORDER:

     [STATE THE TERM REQUIRED TO PERFORM SERVICES.]

3.   DESIGNATED SUPPLIER PERSONNEL TO PERFORM THE SERVICES:

     [STATE WHETHER THERE IS ANY ADDITION TO THE LIST OF DESIGNATED SUPPLIER PERSONNEL REQUIRED TO PERFORM SERVICES.]

4.   LOCATION:

     [SET FORTH WHERE SERVICES WILL BE PERFORMED OR MATERIAL WILL BE SHIPPED.]

5.   PRICE:

     [STATE THE APPLICABLE PRICE]

6.   PAYMENT:

     [STATE WHETHER PAYMENT IS LINKED TO MILESTONES; FOR INSTANCE, DELIVERY OF MATERIALS OR PERFORMANCE OF SERVICE.]

7.   INVOICES AND BILLING INFORMATION:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Exhibit 3 - Form of Order

     Invoices and billing information are to sent to:

      AT&T Services, Inc.

      (Name)
             ----------------------------
      (Address)
                -------------------------
      (Address)
                -------------------------

8.   PROJECT MANAGER/POINT OF CONTACT:

     The project manager and/or point of contact shall be:

     AT&T Services, Inc.

      (Name)
             ----------------------------
      (Address)
                -------------------------
      (Address)
                -------------------------


9.   NAME OF ELIGIBLE RECIPIENT ORDERING SERVICES:

     AT&T Services, Inc.

      (Name)
             ----------------------------
      (Address)
                -------------------------
      (Address)
                -------------------------

10.  OTHER SPECIAL TERMS AND CONDITIONS APPLICABLE TO THE WORK ORDER ARE:

IN WITNESS WHEREOF, the Parties have caused this Order to be executed by duly authorized representatives:

AMDOCS, INC.                            AT&T SERVICES, INC.


By:                                     By:
    ---------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------


                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                       Exhibit 3 - Form of Order

       ------------------------------          ---------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------
Date:                                   Date:
      -------------------------------         ----------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                   Agreement No.: 20070319.002.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

EXHIBIT 4 - AT&T'S EXPENSE GUIDE AND POLICIES

AT&T is not responsible for any travel, meal or other business related expense incurred by Supplier whether or not incurred in its performance of its obligations under this Agreement, unless reimbursement of expenses is expressly authorized in this Agreement or an Order pursuant to this Agreement. If reimbursement of expenses is so authorized, in order to be reimbursable, each and every such expense must comply with the requirements of AT&T's Vendor Expense Policy in this Exhibit 4 (detailed below). Supplier must provide in a timely manner receipts and other documentation as required by the Vendor Expense Policy and such additional documentation or information requested by AT&T to substantiate expenses submitted by Supplier for reimbursement.

1.0 GENERAL

AT&T Vendor Expense Policy (VEP) provides guidelines to be followed by all vendors of AT&T in requesting reimbursement for business travel, meals and other business related expense. Expenses outside this policy are not reimbursable.

The following principles apply to requests for expense reimbursement:

When spending money that is to be reimbursed, vendors must ensure that an AT&T Company ("Company") receives proper value in return. Prudent and proper judgment must be used in reporting and approving business expenses.

The concept that a vendor and their employees are 'entitled' to certain types or amounts of expenditures while conducting business with the Company is erroneous. Personal expenditures reported for reimbursement should be billed exactly as they were incurred. The use of averages for any type expenditure or combination of expenditures is not permitted except as specifically provided or documented in a contract.

Every vendor and AT&T employee who certifies or approves the correctness of any voucher or bill should have reasonable knowledge the expense and amounts are proper and reasonable. In the absence of the adoption of such policy, or existing contractual agreements, these guidelines are considered the minimum requirements for requesting reimbursement of Company funds. These policies should be included in any new or renewed contract with a contractor or consultant.

DEVIATIONS FROM THIS VEP MUST BE APPROVED IN WRITING BY THE SPONSORING SENIOR MANAGER OR OFFICER OF AN AT&T COMPANY.

Employees should refer to the Section entitled "Payments" in the Schedule of Authorizations For Affiliates of AT&T, Inc. for appropriate vendor invoice authorization approval levels.

Receipts should be requested and reviewed for any unusual or out of the ordinary expenses or where the approver cannot make a reasonable determination on the propriety of the transaction without a receipt.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                   Agreement No.: 20070319.002.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

The origination of a given expenditure for business purposes is the responsibility of the vendor incurring the expense and the authorization of that expense is the responsibility of the appropriate level of AT&T management in accordance with the Schedule of Authorizations For Affiliates of AT&T, Inc.

1.1 NON-REIMBURSABLE EXPENSES

     The following expenses are considered non-reimbursable:

     -    Airline club membership fees, dues, or upgrade coupon

     -    Meals not consistent with AT&T employee policy

     -    Annual credit card fees

     -    Barber/Hairstylist/Beautician Expenses

     - Car rental additional fees associated with high speed toll access programs

     -    Car Washes

     -    Entertainment expenses

     -    Health Club and Fitness facilities

     -    Hotel Safe rental

     -    Upgrades on airline fees

     - Excessive tips, i.e., in excess of 15% of cost of meal or services, excluding tax

     -    PC, cell phone, and other vendor support expenses

     - Meals not directly required to do business on the AT&T account (e.g. vendors cannot voucher lunch with each other simply to talk about AT&T)

     -    In-flight drinks

     -    Magazines & newspapers

     -    Personal entertainment

     -    Expenses associated with spouses or other travel companions

     -    Office expenses of vendors

     - Surcharges for providing fast service (not related to delivery charges such as Fedex, UPS, etc.). AT&T expects all vendors to complete the terms of contracts in the shortest period practicable. Charges for shortening the timeframe in which contracts are fulfilled are not permissible.

     - Vendors may not submit expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel

     -    Travel purchased with prepaid air passes.

     - Birthday cakes, lunches, balloons, and other personal celebration/recognition costs

     - Break-room supplies for the vendor, such as coffee, creamer, paper products, soft drinks, snack food

     -    Water (bottled or dispensed by a vendor)

     -    Clothing, personal care, and toiletries

     - Laundry (except when overnight travel is required for 7 or more consecutive nights)

     -    Flight or rental car insurance

     -    Flowers, cards and gifts

     -    Hotel pay-per-view movies, Video Games and/or mini bar items

     -    High speed internet access in hotels (added to 3.5)

     -    Lost luggage

     -    Traffic or Parking Fines

     -    Tobacco Products

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                   Agreement No.: 20070319.002.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

     -    Medical supplies

     -    Membership fees to exercise facilities or social/country clubs

     -    Movies purchased while on an airplane

     -    Phone usage on airline unless business emergency

     FAILURE TO COMPLY WITH THE ABOVE MENTIONED RESTRICTIONS WILL RESULT IN THE COMPANY REFUSING PAYMENT OF CHARGES OR PURSUING RESTITUTION FROM THE VENDOR.

2.0 RESPONSIBILITIES

     2.1 VENDOR'S RESPONSIBILITY

     AT&T's sponsoring client managers will ensure that vendors have been covered on this policy prior to incurring any expenditures. Vendors and their sponsoring client managers are responsible for clarifying any questions or uncertainties they may have relative to reimbursable business expenses.

     It is mandatory that financial transactions are recorded in a timely manner. OUT-OF-POCKET BUSINESS EXPENSE(S) FOR VENDORS THAT ARE NOT SUBMITTED FOR REIMBURSEMENT WITHIN 90 CALENDAR DAYS FROM THE DATE INCURRED ARE CONSIDERED NON-REIMBURSABLE. Company managers who are responsible for approving reimbursable expenses of vendors should ensure they are submitted and approved in a timely manner.

     2.2 AT&T SPONSORING MANAGEMENT RESPONSIBILITY

     Prior to authorizing reimbursement to the vendor for expenditures, it is the responsibility of the AT&T managers authorizing the payment to determine that:

     -    The expenditure is reasonable and for a legitimate business purpose.

     - The expenditure complies with the policies contained in this document, the Code of Business Conduct, and other applicable Company practices.

     - All expenses are reviewed through Payment.Net or on form AT&T-4472APA and that expenses are prepared in accordance with proper accounting details.

     In addition, the sponsoring AT&T managers are responsible for ensuring the Vendor Expense Policy has been communicated to each vendor, and that the information contained herein is proprietary/confidential information and ensures its security and confidentiality. The Vendor must agree to maintain this information in confidence.

3.0 TRAVEL POLICY

Vendors must first consider the feasibility of using videoconferencing or teleconferencing as an alternative to travel. Travel that is to be reimbursed by AT&T should be incurred only as necessary.

AT&T reserves the right to dispute any expense submittal and if not verifiable as valid may reject reimbursement. Reimbursements will be made to vendor only after expenses are verified as valid.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                   Agreement No.: 20070319.002.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

     3.1  TRAVEL AUTHORIZATION

          Travel requiring overnight stays must be approved by the sponsoring AT&T senior manager (5th level or above) and should be approved only if it is necessary for the vendor to travel to perform required work.

     3.2  TRAVEL RESERVATIONS

          Vendors are expected to procure the most cost efficient travel arrangements, preferably equivalent to the AT&T discount rate. AT&T does not reimburse for travel purchased with prepaid air passes.

     3.3  TRAVEL EXPENSE REIMBURSEMENT

          Vendor travel expenses incurred for company business are reimbursable only as specified in these guidelines. Travel expenses may include the following:

          - transportation (airfare or other commercial transportation, car rental, personal auto mileage, taxi and shuttle service)

          -    meals and lodging

          -    parking and tolls

          -    tips/porter service (if necessary and reasonable)

          Vendors who stay with friends or relatives or other vendor employees while on a Company business trip will NOT be reimbursed for lodging, nor will they be reimbursed for expenditures made to reciprocate their hospitality by buying groceries, being host at a restaurant, etc.

          The expense must be ordinary and necessary, not lavish or extravagant, in the judgment of the AT&T sponsoring management. Any reimbursement request must be for actual expenditures only.

     3.4  AIR TRAVEL ARRANGEMENTS

          Vendors must select lowest logical airfare (fares available in the market at the time of booking, preferably well in advance of trip to attain lowest possible airfare). Vendors shall book coach class fares for all domestic travel at all times. First class bookings are not reimbursable. Vendors can request business class when a single segment of flight time ("in air time" excluding layovers or ground time) is greater than 5 hours, or when flights are intercontinental.

     3.5  HOTEL ARRANGEMENTS

          AT&T has established Market-Based Room Rate GuidelineS for vendors to reference when making hotel reservations (see Addendum A). Vendors are expected to abide by these guidelines when making hotel arrangements. AT&T will only reimburse vendors up to the established room rate guideline in each market, or for actual hotel lodging charges incurred, whichever is less. There must be a strong business justification for incurring any cost for internet access, and a request for reimbursement must be accompanied by a detailed explanation regarding reason for charge.

          NOTE: Vendors must indicate the number of room nights on the transaction line when invoicing for reimbursement of hotel expenses. Copies of all hotel bills must be made available for any invoice containing lodging charges.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                   Agreement No.: 20070319.002.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

     3.6  GROUND TRANSPORTATION

          While away from their home location overnight, vendors are expected to utilize rapid transit or local shuttle service. If the hotel provides a complimentary shuttle, vendors are to use this service before paying for transportation. If complimentary service is not provided a taxi or other local transportation is reimbursable as a business expense. Tips provided to taxi drivers cannot exceed 15% of the value of the total fare

          A rental car is appropriate when the anticipated business cost is less than that of other available public transportation. Except to the extent necessary to accommodate several travelers and/or luggage requirements, vendors will not be reimbursed for automobile rentals other than economy or mid-sized/intermediate models.

          "Loss Damage Waiver" and "Extended Liability Coverage" are not considered reimbursable. Prepaid fuel or refueling charges at the time of return are not reimbursable. Rental cars should be refueled before returning to the rental company, since gas purchased through the rental company carries an expensive refueling service charge.

     3.7  USE OF PERSONAL VEHICLE

          When use of personal vehicle is required, the currently applicable IRS mileage rate for miles driven for the business portion of the trip should be the maximum used to determine the amount to be reimbursed.

     3.8  PARKING

          If airport parking is necessary, vendors must use long term parking facilities. Additional costs for short term, valet or covered parking are not reimbursable.

      3.9 ENTERTAINMENT

          Entertainment expense is not reimbursable to vendors. Entertainment includes meal expense involving AT&T personnel, golf fees, tickets to events and related incidental expenses. Hotel charges for a pay-per-view movie, individual sightseeing tours, or other individual activities (i.e., golf, sporting event, movie, etc.) are not reimbursable.

     3.10 LAUNDRY AND CLEANING

          Reasonable laundry charges during business trips of seven or more CONSECUTIVE nights are reimbursable based on actual expenses incurred.

      3.11 COMMUNICATIONS

          The actual cost of landline telephone calls for AT&T business are reimbursable. The use of AT&T products is required when available.

          AT&T will not reimburse vendors for cell phone bills. With prior consent of the sponsoring AT&T Senior Manager, only individual calls that EXCEED a vendor's rate plan that are necessary to conduct business for AT&T may be reimbursed.

          Charges for high speed internet access are not reimbursable.

      3.12 BUSINESS MEALS (TRAVEL AND NON-TRAVEL)

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                   Agreement No.: 20070319.002.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

          Vendors are expected to find reasonably priced dining alternatives. As a general rule, vendors are expected to spend $42.00 OR LESS PER DAY inclusive of tax and gratuity. This includes all meals, beverages and refreshments purchased during the day. Requests for reimbursement should break out the amount for meals and list the related number of travel days. If breakfast is offered as part of the hotel accommodation rate, no additional reimbursement will be permitted for breakfast. Vendors may not submit expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel.

          AT&T managers authorizing invoices will be held accountable for ensuring that vendors are following this policy and are spending Company funds economically.

     3.13 FLOWERS, GREETING CARDS, GIFTS AND INCENTIVE AWARDS

          The cost of gifts, flowers, birthday lunches, or greeting cards is considered a personal expense and is not reimbursable. For example, vendors making a donation or providing a gift for a fund-raiser for AT&T may not submit such an expense to AT&T for reimbursement.

     3.14 LOSS OR DAMAGE TO PERSONAL PROPERTY

          The Company assumes no responsibility for loss or damage to a vendor's personal property during business functions or hours.

     3.15 PUBLICATIONS

          Subscriptions to or purchases of magazines, newspapers and other publications are not reimbursable.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                   Agreement No.: 20070319.002.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

                                   ADDENDUM A

                    AT&T 2007 HOTEL ROOM RATE ONLY GUIDELINES

                             2007
CITY                 ST   GUIDELINE
----                ---   ---------
Anchorage            AK      $200
Fairbanks            AK      $160
Ketchikan            AK      $135
Glennallen           AK      $135
Fayetteville         AR      $ 90
Hot Springs          AR      $ 90
Little Rock          AR      $ 90
Mesa                 AZ      $140
Phoenix              AZ      $140
Tempe                AZ      $155
Tucson               AZ      $140
Anaheim              CA      $110
Arcadia              CA      $110
Bakersfield          CA      $110
Barstow              CA      $110
Buena Park           CA      $110
Burbank              CA      $135
Burlingame           CA      $175
Carson               CA      $110
Dublin               CA      $110
Eureka               CA      $ 90
Fresno               CA      $110
Garden Grove         CA      $110
Hayward              CA      $ 90
Irvine               CA      $155
Long Beach           CA      $135
Los Angeles          CA      $140
Oakland              CA      $110
Pasadena             CA      $155
Pleasanton           CA      $135
Rancho Cordova       CA      $135
Riverside            CA      $135
Sacramento           CA      $110
San Diego            CA      $140
San Francisco        CA      $200
San Gabriel          CA      $135
San Jose             CA      $135
San Leandro          CA      $135

                             2007
CITY                 ST   GUIDELINE
----                ---   ---------
Downers Grove        IL      $ 90
Hoffman Estates      IL      $110
Joliet               IL      $ 90
Matteson             IL      $ 90
Oak Lawn             IL      $110
Peoria               IL      $ 90
Rosemont             IL      $155
Schaumburg           IL      $120
Springfield          IL      $ 90
Willowbrook          IL      $ 90
Columbus             IN      $ 90
Indianapolis         IN      $110
South Bend           IN      $ 90
Overland Pk          KS      $ 90
Shawnee              KS      $120
Topeka               KS      $ 90
Wichita              KS      $ 90
Boston               MA      $279
Cambridge            MA      $279
Tewksbury            MA      $110
Columbia             MD      $110
Greenbelt            MD      $175
Hagerstown           MD      $110
Ann Arbor            MI      $ 90
Deaborn              MI      $110
Detroit              MI      $110
Grand Rapids         MI      $110
Grandville           MI      $110
Lansing              MI      $110
Livonia              MI      $110
Plymouth             MI      $110
Saginaw              MI      $ 90
Southfield           MI      $135
Troy                 MI      $110
Minneapolis          MN      $135
Chesterfield         MO      $110
Earth City           MO      $110
Festus               MO      $ 90

                             2007
CITY                 ST   GUIDELINE
----                ---   ---------
Teaneck              NJ      $140
Tinton Falls         NJ      $140
Warren               NJ      $160
Whippany             NJ      $200
Pahrump              NV      $ 90
Reno                 NV      $110
Buffalo              NY      $135
New York             NY      $325
Syracuse             NY      $135
White Plains         NY      $200
Tarrytown            NY      $200
Vestal               NY      $175
Canton               OH      $ 90
Cleveland            OH      $110
Columbus             OH      $110
Dayton               OH      $ 90
Dublin               OH      $110
Hudson               OH      $ 90
Independence         OH      $110
Pinkerington         OH      $ 90
Reynoldburg          OH      $ 90
Richfield            OH      $ 90
Toledo               OH      $110
Youngstown           OH      $ 90
Oklahoma City        OK      $120
Tulsa                OK      $110
Pittsburg            PA      $135
Memphis              TN      $155
Abilene              TX      $110
Amarillo             TX      $110
Austin               TX      $110
Beaumont             TX      $ 90
Corpus Christi       TX      $110
Dallas               TX      $135
El Paso              TX      $110
Houston              TX      $135
Irving               TX      $120
Lubbock              TX      $ 90

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                   Agreement No.: 20070319.002.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

                             2007
CITY                 ST   GUIDELINE
----                ---   ---------
San Luis Obispo      CA      $110
San Ramon            CA      $200
Santa Ana            CA      $120
Temucla              CA      $135
Torrance             CA      $110
Walnut Creek         CA      $160
Denver               CO      $120
Colorodo Springs     CO      $140
Greenwood Village    CO      $140
Meriden              CT      $110
New Haven            CT      $140
Washington           DC      $250
Wilmington           DE      $200
Ft. Lauderdale       FL      $110
Jacksonville         FL      $135
Orlando              FL      $110
Tampa                FL      $175
Alpharetta           GA      $110
Atlanta              GA      $135
Augusta              GA      $135
Lawrenceville        GA      $ 90
Arlington Heights    IL      $110
Chicago              IL      $135

                             2007
CITY                 ST   GUIDELINE
----                ---   ---------
Jefferson City       MO      $ 90
Joplin               MO      $ 90
Kansas City          MO      $110
Maryland Heights     MO      $ 90
Poplar Bluff         MO      $ 90
St Josept            MO      $ 90
Saint Louis          MO      $110
Charlotte            NC      $110
Durham               NC      $110
Triangle Park        NC      $140
BaskingRidge         NJ      $175
Bernardsville        NJ      $175
Bridgewater          NJ      $200
Cranbury             NJ      $155
Edison               NJ      $135
Iselin               NJ      $155
Morristown           NJ      $175
Parsippany           NJ      $200
Piscataway           NJ      $155
Princeton            NJ      $135
Red Bank             NJ      $135
Short Hills          NJ      $250
Somerset             NJ      $140

                             2007
CITY                 ST   GUIDELINE
----                ---   ---------
Plano                TX      $110
Richardson           TX      $135
San Antonio          TX      $135
The Woodlands        TX      $135
Waco                 TX      $ 90
Chantilly            VA      $200
Arlington            VA      $200
Fairfax              VA      $200
Falls Church         VA      $200
Herndon              VA      $175
Sandston             VA      $120
Sterling             VA      $155
Vienna               VA      $225
Bellevue             WA      $175
Seattle              WA      $155
Bellevue             WA      $175
Appleton             WI      $110
Brookfield           WI      $110
Milwaukee            WI      $110
Madison              WI      $120
Oak Creek            WI      $ 90

CITIES NOT LISTED ON THIS TOP CITY HOTEL ROOM RATE ONLY GUIDELINE MATRIX, DEFAULT TO $110.00 NIGHTLY RATE

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                                                 Exhibit 5 - NDA

                            NON-DISCLOSURE AGREEMENT

THIS AGREEMENT, effective on the date when signed by the last Party ("Effective Date"), is between AT&T Services, Inc., a Delaware corporation, on behalf of itself and its Affiliates (collectively "AT&T"), and (Receiving Party), a _________________ corporation, on behalf of itself and its Affiliates (collectively the "Receiving Party"). Each Party may be referred to in the singular as "Party" or in the plural as "the Parties" to this Agreement.

The Parties agree as follows:

1. In connection with ongoing discussions or negotiations between AT&T and the Receiving Party concerning ***TBD*** (the "Project), AT&T may find it beneficial to disclose to the Receiving Party certain confidential or proprietary information in written, oral or other tangible or intangible forms, which may include, but is not limited to, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, tracings, diagrams, models, samples, flow charts, data, computer programs, disks, diskettes, tapes, marketing plans, customer names and other technical, financial or business information (individually and collectively, "Information"). Information provided by AT&T shall be deemed to be confidential and proprietary unless otherwise exempt as specified below.

2. The Receiving Party understands that, except as otherwise agreed in writing, the Information which it may receive concerning AT&T's future plans with respect to the Project is tentative and is not intended to represent firm decisions concerning the implementation of such plans. Information provided by AT&TAT&T does not represent a commitment to purchase or otherwise acquire any products or services from the Receiving Party. If AT&T desires to purchase or otherwise acquire any products or services from the Receiving Party, the Parties will execute a separate written Agreement to govern such transactions.

3.   The Receiving Party shall:

     a. hold such Information in confidence with the same degree of care with which the Receiving Party protects its own confidential or proprietary Information, but no less than reasonably prudent care;

     b. restrict disclosure of the Information solely to its employees, contractors and agents with a need to know such Information, advise those persons of their obligations hereunder with respect to such Information, and assure that such persons are bound by obligations of confidentiality no less stringent than those imposed in this Agreement;

     c.   use the Information only as needed for the purposes of the Project;

     d. except for the purposes of the Project, not copy, distribute, or otherwise use such Information or knowingly allow anyone else to copy, distribute, or otherwise use such Information, and any and all copies shall bear the same notices or legends, if any, as the originals; and

     e. upon request, promptly return to the AT&T all Information that is in tangible form; as to Information that was disclosed in or is stored intangible form, including, but not limited to electronic mail, upon request by AT&T, the Receiving Party shall certify in writing within

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

          five (5) business days to AT&T that all such Information has been destroyed or, if the Information was recorded on an erasable storage medium, that Disclosing Party has used reasonable efforts to erase all such Intangible Information.

4. The Receiving Party possessing or receiving Information shall have no obligation to preserve the confidential or proprietary nature of any Information which:

     a. was already known to the Receiving Party free of any obligation to keep it confidential at the time of its disclosure by AT&T as evidenced by the Receiving Party's written records prepared prior to such disclosure; or

     b. is or becomes publicly known through no wrongful act of the Receiving Party; or

     c. is rightfully received from a third person having no direct or indirect secrecy or confidentiality obligation to AT&T with respect to such Information; or

     d. is independently developed by an employee, contractor or agent of the Receiving Party or another party not associated with the Project and who did not have any direct or indirect access to the Information, as evidenced by the Receiving Party's written records; or

     e.   is approved for release by written authorization by AT&T; or

     f. it is required to disclose pursuant to an order of a duly empowered government agency or a court of competent jurisdiction, provided due notice and an adequate opportunity to intervene is given to AT&T, unless such notice is prohibited by such order, in which case, the Receiving Party shall disclose only such Information as is required and will use its reasonable efforts to obtain confidential treatment for any Information that is so disclosed.

5.

     (a) The term of this Agreement is three (3) years from the above stated Effective Date.

     (b) Notwithstanding the foregoing, this Agreement shall apply to all Information relating to the Project disclosed by AT&T for a period of five
     (5) years from the disclosure thereof.

6. The Information shall be deemed the property of AT&T, who exclusively shall retain all rights to such Information. Nothing contained in this Agreement shall be construed as granting or conferring any patent, copyright, trademark or other proprietary rights by license or otherwise in any such Information to the Receiving Party, except for the right to use such Information in accordance with this Agreement.

7. This Agreement shall benefit and be binding upon the Parties hereto and their respective Affiliates, successors and assigns. For the purposes of this Agreement, the term "Affiliate" means (1) a company, whether incorporated or not, which owns, directly or indirectly, a majority interest in either Party (a "parent company"), and (2) a company, whether incorporated or not, in which a fifty percent (50%) or greater interest is owned, either directly or indirectly, by (i) either Party or (ii) a parent company.

8. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, AT&T MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY NATURE WHATSOEVER

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

     WITH RESPECT TO ANY INFORMATION FURNISHED HEREUNDER, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR AGAINST INFRINGEMENT.

9. In the event the Receiving Party discloses, disseminates, or releases any confidential or proprietary Information received from AT&T, except as provided in Section 4, such disclosure, dissemination, or release shall be deemed a material breach of this Agreement. In the event of such breach, AT&T may demand prompt return of all confidential and proprietary Information previously provided to the Receiving Party and terminate this Agreement. The provisions of this Section are in addition to any other legal rights or remedies AT&T may have in law or in equity.

10. This Agreement may only be changed or supplemented by a written amendment signed by authorized representatives of the Parties to this Agreement.

11. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, irrespective of its choice of law principles. Both Parties agree to comply with all laws, including, but not limited to, laws and regulations regarding the export of information outside the United States. The Receiving Party will not knowingly transmit, directly or indirectly, in whole or in part, any Information of AT&T, or export, directly or indirectly, any product of the Information in contravention of the laws of the United States or the laws of any other country governing the aforesaid activities. The Receiving Party will not transfer any Information received hereunder or any product made using such Information to any country prohibited from receiving such data or product by the U.S. Department of Commerce Export Administration Regulations without first obtaining a valid export license and written consent of AT&T. In the event the Receiving Party violates the foregoing, it agrees to defend, indemnify, and hold harmless AT&T from and against any claim, loss, liability, expense or damage including fines or legal fees, incurred by AT&T with respect to the export or re-export activities contrary to the foregoing. Notwithstanding any other provision of this Agreement or any Supplement attached hereto, this Section shall survive any termination or expiration of this Agreement and any Supplements attached hereto.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, which may be in duplicate counterparts, each of which will be deemed to be an original instrument.

                                        AT&T SERVICES, INC.


By:                                     By:
    ---------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------
Date:                                   Date:
      -------------------------------         ----------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                Exhibit 6 - NDA AT&T Contractors

                                    EXHIBIT 6

                  NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT
                              FOR AT&T CONTRACTORS

THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT ("Agreement") is made as of the ______ day of _____________, 200_

BY AND BETWEEN:

AMDOCS, INC., a company organized and existing under the laws of State of Delaware (hereinafter referred to as "AMDOCS");

AND

________________________________, a ______________________ [corporation, partnership, etc.] organized and existing under the laws of ____________________ (hereinafter referred to as the "Receiving Party").

WHEREAS AMDOCS (or any of its affiliated companies) is the owner and/or the author of and/or has the right to license certain valuable proprietary routines, computer programs, documentation, trade secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, all of which, including any related ideas and look-and-feel, when and as provided to Receiving Party in connection with this Agreement and the Consulting Services are referred to in this Agreement as "the AMDOCS Proprietary Information"; and

WHEREAS AMDOCS has been engaged by AT&T Services, Inc. (hereinafter referred to as "AT&T") to provide certain information technology services to AT&T; and

WHEREAS the Receiving Party has been engaged as a ______________________ [subcontractor, consultant, vendor, etc.] by AT&T for __________________________________ (add description of services) (hereinafter referred to as the "Consulting Services"); and

WHEREAS AT&T has asked AMDOCS to allow the Receiving Party access to the AMDOCS Proprietary Information for the purpose of being provided with the Consulting Services; and

WHEREAS AMDOCS agrees to provide the Receiving Party with the requested access to the AMDOCS Proprietary Information or to permit AT&T to provide such access to the AMDOCS Proprietary Information, but only subject to the Receiving Party first becoming obligated to confidentiality by signing this Agreement; and

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                Exhibit 6 - NDA AT&T Contractors

WHEREAS AMDOCS and the Receiving Party wish to evidence by this Agreement the manner in which the AMDOCS Proprietary Information will be treated;

NOW, THEREFORE, the parties agree as follows:

1. The Receiving Party agrees to hold strictly confidential the AMDOCS Proprietary Information and shall not copy, distribute, disseminate or otherwise disclose the AMDOCS Proprietary Information to anyone other than to employees of AT&T or the Receiving Party who have a need to know such information for purposes of providing the Consulting Services.

2.   Furthermore, the Receiving Party hereby undertakes:

     (a) not to use the AMDOCS Proprietary Information for any purposes other than the Consulting Services;

     (b) not to make the AMDOCS Proprietary Information available to, not permit its use by any third party, directly or indirectly, with the exception of AT&T as aforesaid;

     (c) not to sell, grant or in any other way enable any third party to use the AMDOCS Proprietary Information;

     (d) without derogating from the foregoing, during the term of this Agreement, not to use the AMDOCS Proprietary Information:

          (i)  in developing software system(s) for itself or any third party;

          (ii) in competing with AMDOCS in the area of selling or providing such software system(s) or operations or tier 1 support services based on the AMDOCS Proprietary Information; and/or

          (iii) in operating a service bureau for others.

     (e) [NOTE: AT&T will use commercially reasonable efforts to seek the following with respect to Amdocs Competitors; and Amdocs acknowledges that it will not require this provision to the extent that obtaining the the Receiving Party's agreement to these restrictions result in the Amdoc Competitor charging AT&T or its Affiliates materially greater charges or other material adverse impacts:][NOTE: THE FOREGOING TO BE REMOVED BEFORE DISTRIBUTING TO THE RECEIVING PARTY]For a period of one (1) year following the applicable Receiving Party's personnel's involvement in the Consulting Services, Receiving Party personnel who received the AMDOCS Proprietary Information shall not be assigned by Receiving Party to projects in which AMDOCS and Receiving Party are competing with respect to selling or providing operations or Tier 1 support services with respect to software systems having the same or similar functional characteristics as those contained within the Telegence customer care and billing system used by AT & T; and

     (f) The Receiving Party's personnel who receive access to the AMDOCS Proprietary Information will not: (i) use the name of the Disclosing Party in any marketing

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                Exhibit 6 - NDA AT&T Contractors

          materials, publicity materials or materials submitted to a client or prospective client, except for AT&T, without the prior written consent of AMDOCS; (ii) disclose to any third parties that they have any familiarity with or knowledge of the AMDOCS Proprietary Information disclosed under this Agreement; and (iii) disparage AMDOCS, its products or services.]

3. Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Consulting Services and/or at the request of AMDOCS, the Receiving Party shall:

     (a) return to AMDOCS any document or other material in tangible form in its possession being part of the AMDOCS Proprietary Information; and/or

     (b) destroy any document or other material in tangible form that contains the AMDOCS Proprietary Information together with proprietary information of AT & T; and

     (c)  confirm such return and/or destruction in writing to AMDOCS.

4. Disclosure of the AMDOCS Proprietary Information to the Receiving Party may be made in writing, in any tangible form, electronically, orally, or occur by demonstration.

5. Disclosure of the AMDOCS Proprietary Information to the Receiving Party shall in no way serve to create, on the part of the Receiving Party, a license to use, or any proprietary right in, the AMDOCS Proprietary Information or in any other proprietary product, trade mark, copyright or other right of AMDOCS.

6. Any use by the Receiving Party of the AMDOCS Proprietary Information permitted under this Agreement is conditioned upon the Receiving Party first taking the safeguards and measures required to secure the confidentiality of such information as required by this Agreement. Without limiting the generality of the foregoing, the Receiving Party shall draw to the attention of its employees, who shall have access to the AMDOCS Proprietary Information, all the obligations contained in this Agreement, and shall cause each such employee to be bound by confidentiality obligations substantially similar to those herein.

7. The confidentiality obligations of the Receiving Party regarding the AMDOCS Proprietary Information shall not apply to such information which:

     (a) becomes publicly available without fault on the part of the Receiving Party;

     (b) is lawfully obtained by the Receiving Party from any source other than AMDOCS or AT&T free of any obligation to keep it confidential;

     (c) is previously known to the Receiving Party without an obligation to keep it confidential, as can be substantiated by written records;

     (d)  is expressly released in writing from such obligations by AMDOCS;

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                Exhibit 6 - NDA AT&T Contractors

     (e) is independently developed by the Receiving Party without reference to AMDOCS Proprietary Information; or

     (f) is required to be disclosed pursuant to law, regulation, judicial or administrative order or request by a governmental or other entity authorized by law to make such request; provided, however, that the Receiving Party first notifies AMDOCS to enable it to seek relief from such requirement, and renders reasonable assistance requested by AMDOCS (at AMDOCS' expense) in connection therewith.

8. This Agreement shall be in full force and effect for a period commencing on the date first stated above and ending either four (4) years after the conclusion of the Consulting Services referred to herein or five (5) years from the date of the last disclosure, whichever occurs later.

9. In the event that a copy of any part of the AMDOCS Proprietary Information cannot be returned as a result of physical impossibility, such copy shall be promptly destroyed and such destruction shall be certified in writing by the Receiving Party. The provisions of this paragraph are in addition to any other legal or equitable rights and remedies that AMDOCS may have.

10. (a) The Receiving Party acknowledges that a breach of this Agreement may cause AMDOCS extensive and irreparable harm and damage, and agrees that AMDOCS shall be entitled to seek injunctive relief to prevent use or disclosure of the AMDOCS Proprietary Information not authorized by this Agreement, in addition to any other remedy available to AMDOCS under applicable law.

     (b) Furthermore, the Receiving Party hereby acknowledges that any breach of this Agreement may cause the termination of its engagement by AT&T and/or the provision of the Consulting Services as a result of AMDOCS' activities to protect its rights under this Agreement, and agrees that it shall have no recourse or claim of action against AMDOCS and/or AT&T based upon or in connection with such activities.

11. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

12. If, however, any provision of this Agreement is determined to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties hereby agree to cooperate with each other to replace the invalid or unenforceable provision with a valid

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                    Agreement No. 20070319.002.C
                                                Exhibit 6 - NDA AT&T Contractors

     and enforceable provision which will achieve the same result (to the maximum legal extent) as the provision determined to be invalid or unenforceable.

13. The validity, performance, construction and effect of this Agreement shall be governed by the laws of New York, without giving effect to its provisions regarding conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

____________________                    AMDOCS, INC.
("Receiving Party")                     ("AMDOCS")


By                                      By:
   ----------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------
Date:                                   Date:
      -------------------------------         ----------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070319.002.C
                                           Exhibit 7A - Background Checks (U.S.)

                      EXHIBIT 7 - BACKGROUND CHECKS (U.S.)

[**]

                      RESTRICTED - PROPRIETARY INFORMATION
     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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

                                                    Agreement No: 20070319.002.C
                                       Exhibit 7(B) - Background Checks (Non-US)

EXHIBIT 7(B) -- BACKGROUND CHECKS (NON-U.S.)

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                      RESTRICTED - PROPRIETARY INFORMATION

     The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


                                     Page 1